The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(a)

Registration No. 333-114554
Subject to Completion. Dated November 22, 2004.

12,000,000 Shares

Bill Barrett Corporation

Common Stock

       This is an initial public offering of shares of common stock of Bill Barrett Corporation. All of the 12,000,000 shares of common stock are being sold by the Company.

       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $20.00 and $23.00. The Company’s common stock has been approved for listing on the New York Stock Exchange under the symbol “BBG”, subject to official notice of issuance.

       See “Risk Factors” on page 15 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Bill Barrett Corporation	$	$

       To the extent that the underwriters sell more than 12,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,800,000 shares from Bill Barrett Corporation at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2004.

Goldman, Sachs & Co.

JPMorgan
Lehman Brothers

Credit Suisse First Boston

Morgan Stanley
Petrie Parkman & Co.

First Albany Capital	Howard Weil Incorporated

Prospectus dated                     , 2004.

Key Basins of Activity

MONTANA
NORTH DAKOTA
SOUTH DAKOTA
WYOMING
NEBRASKA
UTAH
COLORADO
KANSAS
Williston Basin
Powder River Basin
Big Horn Basin
Wind River Basin
Green River Basin
Uinta Basin
Piceance Basin
Paradox Basin
DJ Basin
Denver, CO
Key Basin of Activity
Gas Prone Area
Oil Prone Area

Piceance Basin

- 46 Bcfe estimated net proved reserves at September 1, 2004
- 6.4 MMcfe/d net production in September 2004
- 78 net producing wells at September 30, 2004
- 9,044 net undeveloped acres at September 30, 2004
- $15 million estimated capital expenditures in 2004, including an 8 well drilling program and 3 recompletions

Grand Hogback
Gibson Gulch
Grand Valley
Parachute
Rulison
Rifle, CO
Mamm Creek
Divide Creek Anticline
0
6
Scale in Miles
Company Acreage
Gas Fields

Bill Barrett Corporation

Wind River Basin

- 101 Bcfe estimated net proved reserves at December 31, 2003
- 49.9 MMcfe/d production in September 2004
- 127 net producing wells at September 30, 2004
- 170,757 net undeveloped acres at September 30, 2004
- $102 million estimated capital expenditures in 2004, including a 55 well drilling program and 12 recompletions

Owl Creek Thrust
Madden Field
East Madden
Talon
Cave Gulch
Cooper
Waltman Arch
Windjammer
Pommard
Wallace Creek
Stone Cabin
0 6
Scale in Miles
Company Acreage
Gas Fields
Oil Fields

Uinta Basin

- 46 Bcfe estimated net proved reserves at December 31, 2003
- 12.6 MMcfe/d net production in September 2004
- 18 net producing wells at September 30, 2004
- 102,206 net undeveloped acres at September 30, 2004
- 125,000 net undeveloped acres that are subject to a drill-to-earn agreement
- $44 million estimated capital expenditures in 2004, including an 11 well drilling program and 4 recompletions

Altamont/Bluebell
Monument Butte
Natural Buttes
Brundage Canyon
Lake Canyon
Nine Mile Canyon
Garmesa Trend
Garmesa
Tumbleweed
Hill Creek
Cedar Camp
San Arroyo
Price, UT
Drunkards Wash
Company Acreage
Company Acreage (subject to drill-to-earn)
Gas Fields
Oil Fields
0 6
Scale in Miles

Bill Barrett Corporation

Powder River Basin

- 38 Bcfe estimated net proved reserves at December 31, 2003
- 13.6 MMcfe/d net production in September 2004
- 220 net producing wells at September 30, 2004
- 59,894 net undeveloped acres at September 30, 2004
- $23 million estimated capital expenditures in 2004, including a 203 well drilling program

Wyodak Fairway
Big George Fairway
Amos Draw
Gillette, WY
Central CBM
Cat Creek
Developed Area
Deadhorse
Willow Creek
Fort Union Outcrop
Tuit
Southern CBM
Porcupine
Palm Tree
0 6
Scale in Miles
Company Acreage
Gas Fields

Williston Basin

- 19 Bcfe estimated net proved reserves at December 31, 2003
- 6.5 MMcfe/d net production in September 2004
- 25 net producing wells at September 30, 2004
- 84,823 net undeveloped acres at September 30, 2004
- $20 million estimated capital expenditures in 2004, including a 9 well drilling program

Williston, ND
Madison
Nesson Anticline
MONTANA
Cedar Creek Anticline
0 12
Scale in Miles
Company Acreage
Gas Fields
Oil Fields
Red River
NORTH DAKOTA
SOUTH DAKOTA

Bill Barrett Corporation

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CONVERSION OF PREFERRED STOCK
CAPITALIZATION
DILUTION
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
GLOSSARY OF OIL AND NATURAL GAS TERMS
REPORT OF RYDER SCOTT COMPANY, L.P., INDEPENDENT PETROLEUM ENGINEERS
REPORT OF NETHERLAND, SEWELL & ASSOCIATES, INC. INDEPENDENT PETROLEUM ENGINEERS

PROSPECTUS SUMMARY

      This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the other documents to which we refer you. We have provided definitions for some of the oil and gas industry terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” on page A-1 of this prospectus. Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

      Except as otherwise indicated or required by the context, references in this prospectus to “we”, “us”, “our” or the “Company” refer to the combined business of Bill Barrett Corporation and its subsidiaries. The term “you” refers to a prospective investor. Unless the context otherwise requires, the information in the prospectus (other than in the historical financial statements) assumes that the underwriters will not exercise their over-allotment option and gives effect to an assumed 1-for-5.446 reverse common stock split to be effected immediately prior to the completion of this offering. The actual split ratio will depend on the initial public offering price and date, but will not affect the number or percentage outstanding of shares offered to the public in this offering. However, the numbers of shares shown in this prospectus representing outstanding stock options and the exercise prices of those options (and the fully diluted ownership percentages they represent) will change depending on the actual stock split ratio.

Overview

      Bill Barrett Corporation is a rapidly growing independent oil and gas company focused on natural gas exploration and development in the Rocky Mountain region. We have exploration and development projects in the Piceance, Wind River, Uinta, Powder River, Williston, Green River, Denver-Julesburg (“DJ”), Paradox and Big Horn Basins. Our management has an extensive track record with expertise in the full spectrum of Rocky Mountain plays. Our strategy is to maximize stockholder value by leveraging our management team’s experience in finding and developing oil and gas in the Rocky Mountain region to profitably grow our reserves and production, primarily through the drill-bit.

      We began operations in March 2002. All eleven of our corporate officers worked together as executives or advisors for many years with Barrett Resources Corporation, a publicly-traded Rocky Mountain oil and gas company that was founded in 1980 and sold in 2001 in a transaction valued at approximately $2.8 billion. Since our inception, we have assembled a property base in nine key basins. We focus on both conventional and unconventional Rocky Mountain plays, including basin-centered gas, tight gas sands, structural and stratigraphic oil and natural gas, coalbed methane, biogenic gas and fractured shale gas plays. Our development drilling programs in the Piceance, Wind River, Uinta, Powder River and Williston Basins are generating growth in our production and proved reserves. We currently are active in 22 exploration projects and hold over 820,000 net undeveloped leasehold acres as well as an additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement.

      For 2004, we estimate that our capital expenditures will be approximately $191 million to participate in drilling 286 gross wells across our exploration and development projects and to pursue other exploration activities and infrastructure projects. We spent $144 million to participate in drilling 195 gross wells and other activities and projects during the nine months ended September 30, 2004. Additionally, for acquisitions of natural gas and oil properties in 2004, we estimate our capital expenditures will be $157 million, including $140 million for our acquisition of properties in the Piceance Basin in September 2004.

      From inception through September 30, 2004, we participated in drilling 382 gross wells, of which 369 gross wells, or 97%, have been completed as producing wells or are in the process of being completed or dewatering. Subsequent to September 30, 2004, we determined that two development wells in progress at September 30, 2004 were dry holes.

      As of December 31, 2003, our estimated net proved reserves were 204 Bcfe, of which approximately 89% were natural gas. In September 2004, we produced 89.0 MMcfe/d, net to our interest, of which approximately 90% was natural gas. Our September 2004 production represents a 71% increase from our production in September 2003. We operated approximately 92% of our September 2004 production.

      The following table provides information regarding our operations by basin.

	At December 31, 2003					At September 30, 2004

	Estimated Net			Identified	September 2004	Net	Net
	Proved	Pretax	Standardized	Drilling	Average Daily	Producing	Undeveloped
Basin	Reserves (1)(2)	PV-10 (1)	Measure (3)	Locations (4)	Net Production	Wells	Acreage

	(Bcfe)	(in millions)	(in millions)		(MMcfe/d)
Piceance	— (5)	—	—	— (5)	6.4	78	9,044
Wind River	101	$288	$229	251	49.9	127	170,757
Uinta	46	104	71	233	12.6	18	102,206 (6)
Powder River	38	86	74	993	13.6	220	59,894
Williston	19	43	31	100	6.5	25	84,823
Green River	—	—	—	—	—	—	2,850
Denver-Julesburg	—	—	—	—	—	—	345,977
Paradox	—	—	—	—	—	—	9,670
Big Horn	—	—	—	—	—	—	20,405
Other	—	—	—	—	—	—	16,777

Total	204	$521	$405	1,577	89.0	468	822,403 (6)

(1)	Our reserves and the present value of future net revenues before income taxes were determined using the prices for natural gas and oil at December 31, 2003, which were $5.58 per MMBtu of natural gas and $32.55 per barrel of oil, without giving effect to hedging transactions. Our PV-10 would have been $506 million after giving effect to hedging transactions. Our reserve estimates are based on a reserve report prepared by us and reviewed by our independent petroleum engineers. See “Business — Properties — Proved Reserves”.

(2)	As of June 30, 2004, our estimated net proved reserves were 209 Bcfe, which was determined using $4.82 per MMBtu of natural gas and $33.75 per barrel of oil and which includes 102 Bcfe for the Wind River Basin, 43 Bcfe for the Uinta Basin, 41 Bcfe for the Powder River Basin and 23 Bcfe for the Williston Basin. Our reserve estimates are based on a reserve report prepared by us and reviewed by our independent petroleum engineers. See “Business — Properties — Proved Reserves”.

(3)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

(4)	Identified drilling locations represent total gross locations specifically identified and scheduled by management as an estimate of our future multi-year drilling activities on existing acreage. Of the total locations shown in the table, 242 are classified as PUDs. During the nine months ended September 30, 2004, 195 of the identified drilling locations shown in the table were drilled, including 100 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors. See “Risk Factors — Risks Related to the Oil and Natural Gas Industry and Our Business”.

(5)	On September 1, 2004, we purchased developed and undeveloped properties in the Piceance Basin. As of September 1, 2004, these properties had estimated net proved reserves of 46 Bcfe and 625 identified drilling locations.

(6)	An additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement are not included.

Our Strategy

      The principal elements of our strategy to maximize stockholder value are to:

•	Drive Growth Through the Drill-bit. We expect to generate long-term reserve and production growth predominantly through our drilling activities.

•	Pursue High Potential Projects. Our geologists and geophysicists selectively target exploration projects that we believe have significant potential for reserve additions.

•	Focus on Natural Gas in the Rocky Mountain Region. We intend to capitalize on the large estimated undeveloped natural gas resource base in the Rocky Mountains, while selectively pursuing attractive oil opportunities in the region.

•	Reduce Costs and Maximize Operational Control. Our objective is to generate profitable growth and high returns for our stockholders. We expect that our unit cost structure will benefit from economies of scale as we grow, maintaining high operatorship of our reserves and production, and our continuing cost management initiatives.

•	Pursue Reserve and Leasehold Acquisitions. We intend to use our experience and regional expertise to supplement our drill-bit growth strategy with complementary acquisitions. We actively review acquisition opportunities on an ongoing basis.

Competitive Strengths

       We have a number of strengths that we believe will help us successfully execute our strategy.

•	Experienced Management Team. Our eleven corporate officers average 24 years of experience working in and servicing the industry. All of our corporate officers worked together as executives or advisors for many years with Barrett Resources Corporation.

•	Inventory of Growth Opportunities. We have established an asset base of over 820,000 net undeveloped leasehold acres as of September 30, 2004, as well as an additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement. As of December 31, 2003, we had identified a total of 1,577 drilling locations across all our operations. On September 1, 2004, we acquired an additional 625 drilling locations related to our Piceance Basin properties.

•	Rocky Mountain Asset Base. Our Rocky Mountain asset base allows us to leverage our experience and expertise as we pursue our growth strategy. Although we are focused in the Rockies, we are active in nine distinct basins in the region, which provide both geographic and geologic diversification.

•	Financial Flexibility. As of September 30, 2004, as adjusted for the offering and intended use of proceeds, we would have $2 million of debt outstanding and $198 million available under our revolving credit facility. We are committed to maintaining a conservative financial position to preserve our financial flexibility. Based on our current budget, we believe that our operating cash flow and available borrowing capacity under our credit facility, after reducing outstanding amounts with the proceeds of this offering, will provide us with the financial flexibility to pursue our planned exploration and development activities.

•	Significant Employee Investment. All of our corporate officers and 62% of our total employees own our stock. Following this offering, 100% of our employees will own our stock or our options. As a result, our management team and other employees have interests that are aligned with those of our stockholders.

Our Properties

Key Basins of Activity

       The following is a brief summary of our activities in each of the nine basins in which we operate.

       Piceance Basin. The Piceance Basin is located in northwestern Colorado and represents a new focus area for our development activities and expected production growth in 2005. Key statistics for our position in this basin include:

•	6.4 MMcfe/d of average net production for September 2004

•	46 Bcfe of estimated net proved reserves at September 1, 2004, the date of our acquisition of our properties in this basin

•	78 net producing wells at September 30, 2004

•	19,180 total net acres, including 9,044 net undeveloped acres at September 30, 2004

•	$14.6 million estimated capital expenditures in 2004, including an eight gross well drilling program and three recompletions (excluding the acquisition costs of approximately $140 million)

      Wind River Basin. The Wind River Basin is located in central Wyoming and is our largest producing area. Our operations in the basin include active infill and field expansion development programs, as well as significant exploration activities. Our development operations are conducted in three general project areas. We also have eight exploration projects and view this basin as an important exploratory area. Key statistics for our position in this basin include:

•	49.9 MMcfe/d of average net production for September 2004, compared to 37.1 MMcfe/d for September 2003

•	101 Bcfe of estimated net proved reserves at December 31, 2003

•	127 net producing wells at September 30, 2004

•	176,738 total net acres, including 170,757 net undeveloped acres at September 30, 2004

•	$101.8 million estimated capital expenditures in 2004, including a 55 gross well drilling program and 12 recompletions

      Uinta Basin. The Uinta Basin is located in northeastern Utah and represents a substantial part of our development and exploration activities and expected production growth in 2004 and 2005. Our development operations are conducted primarily in two areas. We also have a position in four exploratory projects in the basin. Key statistics for our position in this basin include:

•	12.6 MMcfe/d of average net production for September 2004, compared to 3.1 MMcfe/d for September 2003

•	46 Bcfe of estimated net proved reserves at December 31, 2003

•	18 net producing wells at September 30, 2004

•	107,377 total net acres, including 102,206 net undeveloped acres at September 30, 2004

•	an additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement

•	$44 million estimated capital expenditures in 2004, including an 11 gross well drilling program and four recompletions

      Powder River Basin. The Powder River Basin is located in northeastern Wyoming. Nearly all of our operations in this basin are in coalbed methane plays. Our coalbed methane activities have resulted in high drilling success and lower drilling costs than our other drilling programs; however, the average coalbed methane well in the Powder River Basin produces at a much lower rate with fewer reserves attributed to it than conventional natural gas wells in the Rockies. This basin represents a significant part of our drilling program and expected production growth in 2004. Our development operations are conducted in seven project areas. Many of our leases in this basin are in areas that have been partially depleted or drained by earlier offset drilling. Key statistics for our position in this basin include:

•	13.6 MMcfe/d of average net production for September 2004, compared to 7.0 MMcfe/d for September 2003

•	38 Bcfe of estimated net proved reserves at December 31, 2003

•	220 net producing wells at September 30, 2004

•	76,319 total net acres, including 59,894 net undeveloped acres at September 30, 2004

•	$23.0 million estimated capital expenditures in 2004, including a 203 gross well drilling program

      Williston Basin. The Williston Basin is located in western North Dakota, northwestern South Dakota and eastern Montana. It is a predominantly oil prone basin and represents our only oil focused project area. Our activities in this basin include both development and exploration drilling programs concentrated in two areas. We use horizontal drilling technology and 3-D seismic surveys in the Williston to expand existing fields, target exploration projects and increase our recoveries. Key statistics for our position in this basin include:

•	6.5 MMcfe/d of average net production for September 2004 compared to 4.8 MMcfe/d for September 2003

•	19 Bcfe of estimated net proved reserves at December 31, 2003

•	25 net producing wells at September 30, 2004

•	91,254 total net acres, including 84,823 net undeveloped acres at September 30, 2004

•	$20.3 million estimated capital expenditures in 2004, including a nine gross well drilling program, all of which are horizontal wells

      Green River Basin. The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah. In June 2004, we acquired leasehold interests in an exploration project in the basin. Key statistics for our position in this basin include:

•	2,850 net undeveloped acres at September 30, 2004

•	$1.9 million estimated capital expenditures in 2004 to fund leasehold acreage acquisitions and various exploratory activities

      Denver-Julesburg Basin. Our operations in the DJ Basin are concentrated in the Tri-State exploration project, which extends into Colorado, Kansas and Nebraska. These operations are exploratory and involve the extensive use of 3-D seismic technology to target shallow biogenic gas and deeper conventional oil accumulations. Key statistics for our position in this basin include:

•	345,977 net undeveloped acres at September 30, 2004

•	$0.2 million estimated capital expenditures in 2004 to fund seismic and other exploratory activities

      Paradox Basin. The Paradox Basin is located in southwestern Colorado and southeastern Utah. We are in the initial stages of two exploration projects in the basin focusing on natural gas. Key statistics for our position in this basin include:

•	9,670 net undeveloped acres at September 30, 2004

•	$0.8 million estimated capital expenditures in 2004 to fund various exploratory activities

      Big Horn Basin. The Big Horn Basin is located in north central Wyoming. We are pursuing both conventional stratigraphic and structural gas plays, as well as unconventional basin centered tight gas plays in the basin. Key statistics for our position in this basin include:

•	20,405 net undeveloped acres at September 30, 2004

•	$3.1 million estimated capital expenditures in 2004 for leasehold acquisitions

Summary of Development Areas

       The following table summarizes information regarding our key development areas:

			Identified				Estimated
			Drilling				Development
		Average	Locations (2)				Budget (3)
		Working
Development Area	Basin	Interest (1)	Total		2004		2004	2005

							(in millions)
Gibson Gulch	Piceance	97%	625	(4)	8	(4)	$15	$117
Cave Gulch	Wind River	89	65		11		16	16
Cooper Reservoir	Wind River	99	124		26		30	16
Wallace Creek/Stone Cabin	Wind River	100	58		7		28	9
Hill Creek	Uinta	66	5		1		11	2
Nine Mile Canyon	Uinta	100	228		8		30	42
Powder River	Powder River	82	993		203		23	19
Williston	Williston	38 (5)	100		6		16	11

(1)	Average working interest is based on September 2004 production, including operated and non-operated properties.

(2)	For each development area, identified drilling locations represent total gross locations specifically identified and scheduled by management as of December 31, 2003 (except for the Gibson Gulch area, which is as of September 1, 2004) as an estimate of our future multi-year drilling activities on existing acreage. Of the total identified drilling locations shown in the table, 242 are classified as PUDs. Of the 2004 identified drilling locations, 146 are classified as PUDs. During the nine months ended September 30, 2004, 195 of the identified drilling locations shown in the table were drilled, including 100 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal conditions, natural gas and oil prices, costs, drilling results and other factors. For a more complete description of our proposed activities, see “Business”.

(3)	Includes budgeted drilling expenditures as well as exploration and facilities costs for the area and excludes property acquisition costs and exploration costs for other areas.

(4)	With respect to the Gibson Gulch development area, the identified drilling locations are as of the September 1, 2004 closing date of our acquisition of the properties. Of the total identified drilling locations, 33 are classified as PUDs, of which we plan to drill three in 2004.

(5)	We operated 69% of our September 2004 production in the Williston Basin, with an average working interest of 90% per operated well. Our average working interest in our non-operated wells is 13%.

Summary of Exploration Projects

       The following table summarizes our exploration projects:

				Average
		Project Net		Working	2004
Exploration Project	Basin	Acreage (1)		Interest (2)	Exploratory Activities (3)

Gibson Gulch (4)	Piceance	9,044		68%	Acreage acquisition
Cave Gulch/ Waltman (4)	Wind River	14,291		77	Assess deep prospect
Cooper Reservoir (4)	Wind River	12,955		79	Drill seven wells
East Madden	Wind River	23,316		57	Drill one deep well
Pommard	Wind River	2,200		100	Drill one deep well
Stone Cabin (4)	Wind River	12,342		82	Drill three wells
Talon	Wind River	71,936		32	Drill six wells
Wallace Creek (4)	Wind River	22,315		82	Drill four wells
Windjammer	Wind River	7,998		34	3-D seismic program
Garmesa	Uinta	8,217		42	3-D seismic program
Lake Canyon/ Brundage Canyon	Uinta	44,583	(5)	79	Drill one well
Nine Mile Canyon (4)	Uinta	38,404	(6)	91	3-D seismic program, drill six wells
Nine Mile Canyon Deep	Uinta	43,186	(6)	92	3-D seismic program
Hook	Uinta	11,271		98	Acreage acquisition
Wyodak/Big George	Powder River	62,908		66	Two pilot programs and five additional wells
Red River	Williston	17,364		76	Assess drilling prospects
Madison (4)	Williston	48,013		68	Drill five wells
Antelope Hollow	Green River	2,850		39	Acreage acquisition
Tri-State	DJ	345,977		94	2-D and 3-D seismic program
Pine Ridge	Paradox	1,960		96	Acreage acquisition
Yellow Jacket	Paradox	7,710		61	Acreage acquisition
Big Horn	Big Horn	20,405		93	Acreage acquisition

(1)	Project net acreage is the amount of our net leasehold acreage at September 30, 2004 that we have associated with each of our exploration projects.

(2)	Average working interest is based on leasehold acreage at September 30, 2004.

(3)	Of the exploration activities planned for 2004 that are included in this table, some have already occurred. With respect to those that have not occurred, our actual activities may change depending on regulatory approvals, seasonal conditions and other factors. For a description of activities to the date of this prospectus, including determination of production capability as commercially successful or unsuccessful, see the description of each project in the Basin sections under “Business”, including the Wind River and Williston Basins.

(4)	Represents an exploration project that extends an existing development project.

(5)	Does not include an additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement.

(6)	The Nine Mile Canyon and Nine Mile Canyon Deep exploration projects share surface acreage.

Risk Factors

      Investing in our common stock involves risks that include the speculative nature of oil and natural gas exploration, competition, volatile oil and natural gas prices and other material factors. You should read carefully the section entitled “Risk Factors” beginning on page 15 for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy as well as on activities on our properties, which could cause a decrease in the price of our common stock and a loss on your investment:

•	Limited Operating History. We are a relatively new company. As such, we have made major expenditures to acquire and develop our property base and substantially increase production. This resulted in significant losses in certain periods since our inception. We can give no assurance that we will not incur losses in the future.

•	Risks Relating to Oil and Gas Reserves. Reserve estimates are based on many assumptions and our properties may not produce as we originally forecast. For example, we reduced our reserves by approximately 41 Bcfe at year-end 2003 due to reclassifying reserves previously characterized as proved. In addition, our reserve report reflects that, as we produce our reserves, they would decline at an estimated rate of 13% per year after 2005, which will only be abated if we are successful in finding or acquiring new reserves. Moreover, our own reserve estimates for a significant number of our properties are more than 10% above or below the estimates prepared by our independent reserve engineers.

•	Concentration and Competition. Our concentration in the Rocky Mountains may make us disproportionately exposed to impacts of weather, government regulation and transportation constraints common to that geographic location. Competition with other companies in the Rockies is significant and may hinder our ability to pursue reserve and leasehold acquisitions as well as our ability to operate in certain of our core areas.

•	Risks Related to Rapid Growth. We have grown rapidly through acquisitions and may engage in additional acquisitions in the future. Acquired properties may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them.

      For a discussion of other considerations that could negatively affect us, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Our Offices

      Our company was founded in 2002 and is incorporated in Delaware. Our principal executive offices are located at 1099 18th Street, Suite 2300, Denver, Colorado 80202, and our telephone number at that address is (303) 293-9100.

The Offering

Common stock offered by Bill Barrett Corporation	12,000,000 shares

Common stock to be outstanding immediately after the completion of this offering	40,372,000 shares (1)

Use of proceeds	We intend to use a portion of the net proceeds of this offering to repay the entire $150 million of indebtedness incurred in connection with the acquisition of the Piceance Basin properties, and the remaining amount to repay outstanding indebtedness under our revolving credit facility. The availability under the credit facility following the offering will be used to fund exploration and development activities, oil and gas reserve and leasehold acquisitions in the ordinary course of business, working capital and other general corporate purposes. See “Use of Proceeds”.

New York Stock Exchange symbol	BBG

(1)	This number gives effect to the assumed stock split and to conversion of our outstanding preferred stock into shares of our common stock immediately prior to the completion of this offering, both of which are described under “Conversion of Preferred Stock”. This number excludes 2,036,227 shares of common stock issuable upon exercise of options to be outstanding immediately after this offering (based on the assumed stock split), of which 422,927 currently are exercisable, assuming that all Tranche A Options are amended as described in “Management — Description of Benefit Plans — 2002 Stock Option Plan — Amendment of Tranche A Options”. Applying a treasury stock method of accounting for stock options, which excludes stock options for which the exercise price equals or exceeds the current market value of the underlying shares, the fully diluted shares outstanding based on the assumed initial public offering price of $21.50 per share would be 40,647,000. See “Dilution”.

Summary Consolidated Historical and Pro Forma Financial Data

       Set forth below is our summary consolidated historical and pro forma financial data for the periods indicated. The financial data for the periods ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, and 2003 have been derived from our audited financial statements. The financial data for the nine months ended September 30, 2003 and 2004 and the balance sheet data as of September 30, 2004 are derived from our unaudited financial statements included in this prospectus. The pro forma financial data gives effect to the acquisition of our Piceance Basin properties in September 2004 and related financing as if such events occurred at January 1, 2003, and the as adjusted balance sheet data gives additional effect to this offering at an assumed initial public offering price of $21.50 and the use of proceeds from this offering. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. You should also read the pro forma information together with the Unaudited Pro Forma Financial Statements and related notes included in this prospectus regarding the properties acquired in September 2004 and the assumptions used in preparing the pro forma financial information.

		Year Ended		Nine Months Ended September 30,
		December 31, 2003
	Period from					Pro Forma
	January 7, 2002		Pro Forma	Historical		for
	(inception) through		for			Acquisition
	December 31, 2002	Historical	Acquisition	2003	2004	2004

	(as restated)	(as restated)
	(1)	(1)

	(in thousands)
Statement of Operations Data:
Revenues (2)	$16,081	$75,436	$90,302	$48,112	$121,515	$133,806
Lease operating expense	2,231	8,462	9,819	5,260	11,009	12,135
Gathering and transportation expense	229	3,646	3,782	2,348	4,091	4,183
Production tax expense	2,021	9,815	10,778	6,454	14,784	15,408
Exploration expense	1,592	6,134	6,134	4,059	17,169	17,169
Impairment expense	—	1,795	1,795	—	—	—
Depreciation, depletion and amortization	9,162	30,724	35,738	19,585	48,720	52,200
General and administrative	5,476	14,213	14,213	9,920	12,685	12,685
Non-cash stock-based compensation expense	1,322	3,637	3,637	2,405	2,564	2,564

Operating income (loss)	$(5,952)	$(2,990)	$4,406	$(1,919)	$10,493	$17,462
Net interest income (expense)	238	(1,308)	(8,848)	(921)	(3,158)	(8,196)
Other	(1,465)	—	—	—	—	—

(Loss) income before income taxes	$(7,179)	$(4,298)	$(4,442)	$(2,840)	$7,335	$9,266
Benefit from (Provision for) income taxes	2,164	320	372	217	(3,503)	(4,217)

(Loss) income from continuing operations	$(5,015)	$(3,978)	$(4,070)	$(2,623)	$3,832	$5,049
Income from discontinued operations (net of taxes)	27	—	—	—	—	—

Net (loss) income	$(4,988)	$(3,978)	$(4,070)	$(2,623)	$3,832	$5,049
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(12,682)	(8,602)	(14,387)	(14,387)

Net loss attributable to common stock	$(9,418)	$(16,660)	$(16,752)	$(11,225)	$(10,555)	$(9,338)

	Period from		Nine Months Ended
	January 7, 2002	Year Ended	September 30,
	(inception) through	December 31,
	December 31, 2002	2003	2003	2004

	(as restated)	(as restated)
	(1)	(1)

	(in thousands)
Selected Cash Flow and Other Financial Data:
Net (loss) income	$(4,988)	$(3,978)	$(2,623)	$3,832
Depreciation, depletion and amortization	9,162	30,724	19,585	48,720
Other non-cash items	2,264	11,441	6,357	21,676
Change in current assets and liabilities	(967)	(659)	1,840	1,232

Net cash provided by operating activities	$5,471	$37,528	$25,159	$75,460

Capital expenditures (3)	$166,893	$186,327	$139,579	$143,992	(4)

(1)	Our consolidated financial statements were restated due to increased non-cash deferred compensation and stock-based compensation as a result of adjustments that reflected an increased historical fair value of our common stock for financial reporting purposes. See Note 17 to the Consolidated Financial Statements.

(2)	Revenues are net of effects of hedging transactions.

(3)	Excludes future reclamation liability accruals of $1.0 million in 2002 and $2.9 million in 2003 and includes exploration cost expensed under successful efforts accounting of $1.6 million in 2002 and $6.1 million in 2003 and furniture, fixtures and equipment costs of $1.1 million in 2002 and $1.8 million in 2003. Also excludes future reclamation liability accruals of $0.5 million in the nine months ended September 30, 2003 and $7.1 million in the nine months ended September 30, 2004, and includes exploration cost expensed under successful efforts accounting of $4.1 million in the nine months ended September 30, 2003 and $17.2 million in the nine months ended September 30, 2004, and furniture, fixtures and equipment costs of $1.6 million in the nine months ended September 30, 2003 and $1.3 million in the nine months ended September 30, 2004.

(4)	Excludes $140 million to acquire properties in the Piceance Basin in September 2004 (before closing adjustments). Also excludes $7.7 million in divestitures in the nine months ended September 30, 2004. Includes $7.8 million in dry hole costs for exploratory wells which are expensed as exploration costs.

	As of September 30, 2004

		As Adjusted
	Historical	for Offering (1)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,895	$24,713
Other current assets	31,556	31,543
Oil and natural gas properties, net of accumulated depreciation, depletion and amortization	524,000	524,000
Other property and equipment, net of depreciation	2,097	2,097
Other assets	9,783	5,008

Total assets	$592,331	$587,361

Current liabilities	$58,754	$58,754
Long-term debt	244,900	2,000
Other long-term liabilities	17,443	16,518
Stockholders’ equity	271,234	510,089

Total liabilities and stockholders’ equity	$592,331	$587,361

(1)	Reflects the estimated net proceeds of $240 million in this offering based on an assumed initial public offering price of $21.50 per share being used to repay debt — See “Use of Proceeds”. Reflects the amortization of related deferred financing costs, net of refunds and taxes ($1.6 million). Also, reflects the conversion of a long-term note to preferred stock ($1.9 million).

Summary Operating and Reserve Data

       The following estimated net proved oil and natural gas reserves are based on reserve reports prepared by us and reviewed in their entirety by our independent petroleum engineers. Ryder Scott Company, L.P. reviews all our reserve estimates except for our reserve estimates for the Powder River Basin, which are reviewed by Netherland, Sewell & Associates, Inc. Copies of the review reports of our independent petroleum engineers are attached to this prospectus as Appendices B and C. You should refer to “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business — Oil and Gas Data — Proved Reserves”, “Business — Oil and Gas Data — Production and Price History” and the review reports included in this prospectus in evaluating the material presented below.

	Period from
	January 7, 2002		Nine Months
	(inception)		Ended
	through	Year Ended	September 30,
	December 31,	December 31,
	2002 (1)	2003	2003	2004

Production Data:
Natural gas (MMcf) (2)	6,370	16,315	10,576	21,449
Oil (MBbls)	27	328	223	352
Combined Volumes (MMcfe)	6,532	18,283	11,914	23,561
Daily Combined Volumes (MMcfe/d)	23.5	50.1	43.6	86.0
Average Prices (3):
Natural gas (per Mcf)	$2.39	$4.03	$3.94	$4.93
Oil (per Bbl)	27.99	28.85	28.67	37.06
Combined (per Mcfe)	2.45	4.12	4.03	5.05

	As of
	December 31,

	2002	2003

Estimated Proved Reserves (4):
Natural gas (Bcf)	101.8	180.9
Oil (MMBbls)	2.9	3.9
Total (Bcfe)	119.1	204.2
PV-10 (in millions) (5)	$178.6	$520.8
Standardized Measure (in millions) (6)	153.5	404.8

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.

(2)	Production of natural gas liquids is included in natural gas revenues and production. Production data excludes production associated with properties held for sale.

(3)	Includes the effects of hedging transactions. Pre-hedging prices for natural gas were $2.39 per Mcf in 2002 and $4.51 per Mcf in 2003, and for oil were $27.99 per Bbl in 2002 and $28.85 per Bbl in 2003. For the nine months ended September 30, 2004, pre-hedging prices were $5.28 per Mcf for natural gas and $37.06 per Bbl for oil. For the nine months ended September 30, 2003, pre-hedging price for natural gas was $4.48 per Mcf and for oil was $28.65 per Bbl.

(4)	Excludes estimated proved reserves of 10.9 Bcfe with a PV-10 of $17.8 million associated with properties held for sale at December 31, 2002. Also excludes estimated proved reserves as of September 1, 2004 of 46 Bcfe associated with properties in the Piceance Basin that we purchased on September 1, 2004.

(5)	The present values of future net revenues before income taxes were determined using the prices for natural gas and oil at December 31, 2002 and 2003, which were $3.12 per MMBtu of natural gas and $31.35 per barrel of oil in 2002 and $5.58 per MMBtu of natural gas and $32.55 per barrel of oil in 2003, in each case without giving effect to hedging transactions. Giving effect to hedging transactions, our PV-10 would have been $197 million at December 31, 2002 and $506 million at December 31, 2003.

(6)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

       We also prepared an estimate of our net proved natural gas and oil reserves at June 30, 2004, which was reviewed in its entirety by our independent petroleum engineers. As of June 30, 2004, our estimated net proved reserves were 209 Bcfe, which included 183.1 Bcf of natural gas and 4.3 MMBbls of oil. This estimate was determined using a price of $4.82 per MMBtu of natural gas and $33.75 per barrel of oil.

       On September 1, 2004, we purchased properties in the Piceance Basin for approximately $140 million. We prepared an estimate of the net proved natural gas and oil reserves for the properties at September 1, 2004, which was reviewed in its entirety by Ryder Scott Company, L.P. As of September 1, 2004, our estimated net proved reserves for these properties were 46 Bcfe, which included 45.2 Bcf of natural gas and 0.2 MMBbls of oil. This estimate was determined using a price of $4.82 per MMBtu of natural gas and $33.75 per barrel of oil. See “Risk Factors — Risks Related to the Oil and Natural Gas Industry and Our Business — Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves”.

RISK FACTORS

       An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

Risks Related to the Oil and Natural Gas Industry and Our Business

Oil and natural gas prices are volatile and a decline in oil and natural gas prices can significantly affect our financial results and impede our growth.

       Our revenue, profitability and cash flow depend upon the prices and demand for oil and natural gas. The markets for these commodities are very volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Changes in oil and natural gas prices have a significant impact on the value of our reserves and on our cash flow. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of oil and natural gas;

•	the price of foreign imports;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil producing countries, including the Middle East and South America;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the level of consumer product demand;

•	weather conditions;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations;

•	proximity and capacity of oil and gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

       Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration results deteriorate, successful efforts accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments. We are required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carry amount may not be recoverable or whenever management’s plans change with respect to those assets. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

Our business is difficult to evaluate because we have a limited operating history.

       In considering whether to invest in our common stock, you should consider that there is only limited historical financial and operating information available on which to base your evaluation of our performance. We were formed in January 2002 and, as a result, we have a limited operating history.

We have incurred losses from operations during certain periods since our inception and may continue to do so in the future.

       We incurred net losses of $5.0 million and $4.0 million in the period from January 7, 2002 (inception) through December 31, 2002 and the year ended December 31, 2003, respectively, and $2.6 million in the nine months ended September 30, 2003. Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. The uncertainty and factors described throughout this section may impede our ability to economically find, develop, exploit, and acquire natural gas and oil reserves. As a result, we may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

       No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may be incorrect. We prepare our own estimates of proved reserves, which are reviewed by independent petroleum engineers. Over time, our internal engineers may make material changes to reserve estimates taking into account the results of actual drilling, testing, and production. Also, we make certain assumptions regarding future oil and natural gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions to actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery, and estimates of the future net cash flows. Some of our reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. At year end 2003, we revised our proved reserves downward from our 2002 reserve report by approximately 41 Bcfe. The majority of the downward revision was due to reclassifying deep proved undeveloped reserves and reevaluating the economic potential of behind pipe reserves in the Wind River Basin as a result of a periodic review of our reserves and reserve evaluation methodologies and an analysis of the results of our recompletion program. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of oil and gas we ultimately recover being different from our reserve estimates.

       The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

       The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. For example, if natural gas prices decline by $0.10 per Mcf, then the PV-10 of our proved reserves as of December 31, 2003 would decrease from $521 million to $509 million.

       Our independent engineers perform a well-by-well review of all of our properties and of our estimates of proved reserves, but the review report they issue to us only addresses the total amount of our estimates for the sum of all properties covered by our reserve report. These review reports do not state the degree of their concurrence with the accuracy of our estimate for the proved reserves attributable to our interest in any specific basin, property or well, although this information is generated by the independent engineers as a basis for their review report. In a well-by-well comparison by the independent engineers, differences of greater or less than 10% exist. For estimates of proved reserves at June 30, 2004, these comparisons by the independent engineers arrived at reserve estimates that are greater than 10% above or below our own estimates for approximately 40% of our conventional wells, which represents approximately 39% of the total proved reserves covered in the review reports. In its review of our reserve estimates at September 1, 2004 for the properties we acquired on that date in the Piceance Basin, Ryder Scott Company arrived at reserve estimates that are greater than 10% above or below our own estimates for approximately 63% of the wells, which comprise approximately 54% of the proved developed producing reserves covered by our report, and for approximately 25% of the proved developed but not producing properties, which represent approximately 21% of the reserve estimates covered by the report. In the case of the properties reviewed by each of the two independent engineers, our estimates of proved reserves at December 31, 2003, June 30, 2004 and, for the Piceance Basin properties, at September 1, 2004 in the aggregate were 6.7%, 6.9% and 4.8%, respectively, above those of Ryder Scott Company, L.P. and at December 31, 2003 and June 30, 2004 in the aggregate were 5.1% and 5.5%, respectively, above Netherland, Sewell & Associates, Inc.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our business, financial condition and results of operations.

       Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our reserve report at June 30, 2004, shows an estimated decline rate after 2005 of approximately 13% per year in our total estimated proved reserves at June 30, 2004. Because total estimated proved reserves include our proved undeveloped reserves at June 30, 2004, production will decline at this rate even if those proved undeveloped reserves are developed and the wells produce as expected. This rate of decline will change if production from our existing wells declines in a different manner than we have estimated and can change under other circumstances. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs.

Prospects that we decide to drill may not yield natural gas or oil in commercially viable quantities.

       We describe some of our current prospects and our plans to explore those prospects in this prospectus. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of natural gas or oil. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. However, the use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in sufficient quantities to recover drilling or completion costs or to be economically viable. From inception through September 30, 2004, we participated in drilling a total of 382 gross wells, of which 13 have been identified as dry holes. Subsequent to September 30, 2004, we determined that two development wells in progress at September 30, 2004 were dry holes. If we drill additional wells that we identify as dry holes in our current and future prospects, our drilling success rate may decline and materially harm our business. In sum, the cost of drilling, completing and operating any wells is often uncertain and new wells may not be productive.

Many of our leases in the Powder River Basin are in areas that have been partially depleted or drained by offset wells.

       The Powder River Basin represents a significant part of our drilling program and production growth in 2004. Our development operations are conducted in seven project areas in this basin. Nearly all of our operations are in coalbed methane plays. Our key project areas are located in both the Big George and Wyodak fairways, which has been the most active drilling area in the Rocky Mountain Region. As a result, many of our leases in the Wyodak are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit our ability to find economically recoverable quantities of natural gas in these areas.

Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

       Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. As of December 31, 2003, we had identified 1,577 gross drilling locations and, as of September 1, 2004, an additional 625 drilling locations in the Gibson Gulch field in the Piceance Basin. These identified drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including the availability of capital, seasonal conditions, regulatory approvals, oil and natural gas prices, costs and drilling results. Because of these uncertainties, we do not know if the numerous potential drilling locations we have identified will ever be drilled or if we will be able to produce natural gas or oil from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of natural gas and oil, which could adversely affect the results of our drilling operations.

       Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical and our overall drilling success rate or our drilling success rate for activities in a particular area could decline.

       We often gather 3-D seismic over large areas. Our interpretation of seismic data delineates for us those portions of an area that we believe are desirable for drilling. Therefore, we may chose not to acquire option or lease rights prior to acquiring seismic data and, in many cases, we may identify hydrocarbon indicators before seeking option or lease rights in the location. If we are not able to lease those locations on acceptable terms, it would result in our having made substantial expenditures to acquire and analyze 3-D data without having an opportunity to attempt to benefit from those expenditures.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

       Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil and natural gas can be unprofitable, not only from dry holes, but from productive wells that do not produce sufficient revenues to return a profit. In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	unusual or unexpected geological formations;

•	pressures;

•	fires;

•	blowouts;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

       Additionally, the coal beds in the Powder River Basin from which we produce methane gas frequently contain water, which may hamper our ability to produce gas in commercial quantities. The amount of coalbed methane that can be commercially produced depends upon the coal quality, the original gas content of the coal seam, the thickness of the seam, the reservoir pressure, the rate at which gas is released from the coal, and the existence of any natural fractures through which the gas can flow to the well bore. However, coal beds frequently contain water that must be removed in order for the gas to detach from the coal and flow to the well bore. The average life of a coal bed well is only five to six years. Our ability to remove and dispose of sufficient quantities of water from the coal seam will determine whether or not we can produce coalbed methane in commercial quantities.

       Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties.

       We ordinarily maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.

       The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for and development, production and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with sales of our equity securities, proceeds from bank borrowings and cash generated by operations. We intend to finance our capital expenditures with cash flow from operations and our existing financing arrangements. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

       If our revenues or the borrowing base under our revolving credit facility decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. Our revolving credit facility and the bridge loan we obtained to finance our acquisition of the Piceance Basin properties in September 2004 restrict our ability to obtain new financing. There can be no assurance as to the availability or terms of any additional financing.

       Even if additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our natural gas and oil reserves.

Our credit facility and other debt financing have substantial restrictions and financial covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations.

       We will depend on our revolving credit facility for future capital needs. The revolving credit facility and the bridge loan we obtained to finance our acquisition of the Piceance Basin properties in September 2004 restrict our ability to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations. We also are required to comply with certain financial covenants and ratios. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the revolving credit facility or other debt financing could result in a default under those facilities, which could cause all of our existing indebtedness to be immediately due and payable.

       The revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion, based upon projected revenues from the oil and natural gas properties securing our loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility. Any increase in the borrowing base requires the consent of the lenders holding 75% of the commitments. If the required lenders do not agree on an increase, then the borrowing base will be the lowest borrowing base acceptable to the required number of lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other oil and natural gas properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the revolving credit facility.

Substantially all of our producing properties are located in the Rocky Mountains, making us vulnerable to risks associated with operating in one major geographic area.

       Our operations are focused on the Rocky Mountain region, which means our producing properties are geographically concentrated in that area. In particular, a substantial portion of our proved oil and natural gas reserves are located in the Wind River Basin. At December 31, 2003, approximately 49% of our proved reserves and approximately 67% of our production were located in the Wind River Basin. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailment of production or interruption of transportation of natural gas produced from the wells in this basin.

Seasonal weather conditions and lease stipulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.

       Oil and natural gas operations in the Rocky Mountains are adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife. In certain areas, including parts of the Wind River and Uinta Basins, drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This limits our ability to operate in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Properties that we buy may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them.

       One of our growth strategies is to capitalize on opportunistic acquisitions of oil and natural gas reserves. However, our reviews of acquired properties are inherently incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, we will focus our review efforts on the higher value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties.

We have limited control over activities on properties we do not operate, which could reduce our production and revenues.

       Substantially all of our business activities are conducted through joint operating agreements under which we own partial interests in oil and natural gas properties. If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells, and use of technology. Because we do not have a majority interest in most wells we do not operate, we may not be in a position to remove the operator in the event of poor performance.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

       Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline, gathering system capacity or processing facilities. If that were to occur, then we would be unable to realize revenue from those wells until production arrangements were made to deliver the production to market.

Our hedging activities could result in financial losses or could reduce our income.

       To achieve a more predictable cash flow, to reduce our exposure to adverse fluctuations in the prices of oil and natural gas and to comply with credit agreement requirements, we currently, and may in the future, enter into hedging arrangements for a portion of our oil and natural gas production. Hedging arrangements for a portion of our oil and natural gas production expose us to the risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counter-party to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

       In addition, these types of hedging arrangements limit the benefit we would receive from increases in the prices for oil and natural gas and may expose us to cash margin requirements.

The inability of one or more of our customers to meet their obligations may adversely affect our financial results.

       Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. In addition, our oil and natural gas hedging arrangements expose us to credit risk in the event of nonperformance by counterparties.

We depend on a limited number of key personnel who would be difficult to replace.

       We depend on the performance of our executive officers and other key employees, especially William J. Barrett, our Chairman and Chief Executive Officer. The loss of any member of our senior management or other key employees could negatively impact our ability to execute our strategy. We do not maintain key person life insurance policies on any of our employees. For a description of our management philosophy, see “Management — Executive Officers, Directors and Other Key Employees — Management Philosophy”.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to succeed.

       The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

       Our exploration, development, production and marketing operations are regulated extensively at the federal, state and local levels. In addition, a portion of our leases in the Uinta basin are, and some of our future leases may be, regulated by Native American tribes. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

       Our Powder River Basin coalbed methane exploration and production activities result in the discharge of large volumes of produced groundwater into adjacent lands and waterways. The ratio of methane gas to produced water varies over the life of the well. The environmental soundness of discharging produced groundwater pursuant to water discharge permits has come under increased scrutiny. Moratoriums on the issuance of additional water discharge permits, or more costly methods of handling these produced waters, may affect future well development. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of the regulatory agencies, or difficulties in negotiating required surface use agreements with land owners, or receiving other governmental approvals, could delay our Powder River Basin exploration and production activities and/or require us to make material expenditures for the installation and operation of systems and equipment for pollution control and/or remediation, all of which could have a material adverse effect on our financial condition or results of operations.

       Part of the regulatory environment in which we operate includes, in some cases, federal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing exploration and production activities. In addition, our activities are subject to the regulation by oil and natural gas-producing states and Native American tribes of conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of oil and natural gas we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from state, local and Native American tribal authorities. Delays in obtaining regulatory approvals, drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on our ability to explore on or develop our properties. Additionally, the oil and natural gas regulatory environment could change in ways that might substantially increase the financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect our profitability. Furthermore, we may be put at a competitive disadvantage to larger companies in our industry who can spread these additional costs over a greater number of wells and larger operating staff. See “Business — Operations — Environmental Matters and Regulation” and “Business — Operation — Other Regulation of the Oil and Gas Industry” for a description of the laws and regulations that affect us.

Risks Related to this Offering and Our Common Stock

There has been no public market for our common stock and our stock price may fluctuate significantly.

       There currently is no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our common stock after this offering. The market price of our common stock could fluctuate significantly as a result of:

•	actual or anticipated quarterly variations in our operating results;

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the oil and natural gas industry;

•	the success of our operating strategy; and

•	the operating and stock price performance of other comparable companies.

Future sales of our common stock may cause our stock price to decline.

       Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. See “Shares Eligible for Future Sale”. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

       After this offering, we will have 40,372,000 shares of common stock outstanding, excluding stock options. Of these shares, all shares sold in this offering, other than shares, if any, purchased by our affiliates, will be freely tradable.

       The institutional investors, officers and directors, certain other previous investors, and purchasers through a directed share program are subject to agreements that limit their ability to sell our common stock held by them. These holders cannot sell or otherwise dispose of any shares of our common stock, subject to limited exceptions, for a period of at least 180 days after the date of this prospectus, which period may be extended under limited circumstances, without the prior written approval of Goldman, Sachs & Co., which could, in its sole discretion, elect to permit resale of shares by existing stockholders, including its affiliates, prior to the lapse of the 180-day period.

Purchasers in this offering will experience immediate dilution and will experience further dilution with the future exercise of stock options.

       If you purchase common stock in this offering, you will pay more for your shares than the amount paid by stockholders who purchased their shares from us prior to this offering. As a result, you will experience immediate and substantial dilution of approximately $8.87 per share, representing the difference between our net tangible book value per share as of September 30, 2004 after giving effect to this offering and an assumed initial public offering price of $21.50. Additionally, you will experience further dilution as holders of certain of our stock options exercise those options. Immediately after this offering, we anticipate having options to purchase 2,036,227 shares outstanding, of which 422,927 currently are exercisable. See “Dilution” for a description of dilution.

Provisions in our certificate of incorporation and bylaws and Delaware law make it more difficult to effect a change in control of the company, which could adversely affect the price of our common stock.

       Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us or our management. These provisions include:

•	a classified board of directors;

•	giving the board the exclusive right to fill all board vacancies;

•	requiring a super-majority vote of the stockholders for the removal of directors;

•	permitting removal of directors only for cause and with a super-majority vote of the stockholders;

•	requiring special meetings of stockholders to be called only by the board;

•	requiring advance notice for stockholder proposals and director nominations;

•	prohibiting stockholder action by written consent;

•	prohibiting cumulative voting in the election of directors; and

•	allowing for authorized but unissued common and preferred shares, including shares used in a shareholder rights plan.

       These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock.

We have significant stockholders with the ability to influence our actions.

       Upon completion of this offering, Warburg Pincus Private Equity VIII, L.P. and entities affiliated with each of The Goldman Sachs Group, Inc. and J.P. Morgan Partners, LLC (each an “institutional investor”) will beneficially own approximately 53% of our outstanding common stock (approximately 51% if the underwriters exercise their over-allotment option in full) based on the assumed rate of conversion of our preferred stock into common stock upon completion of this offering as described under “Conversion of Preferred Stock”. See “Principal Stockholders”. Accordingly, these stockholders may be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership makes it less likely that any other holder or group of holders of common stock will be able to affect the way we are managed or the direction of our business. These factors also may delay or prevent a change in our management or voting control.

       Furthermore, conflicts of interest could arise in the future between us, on the one hand, and the institutional investors, on the other hand, concerning among other things, potential competitive business activities or business opportunities. None of the institutional investors is restricted from competitive oil and natural gas exploration and production activities or investments, and our certificate of incorporation contains a provision that permits the institutional investors to participate in transactions relating to the acquisition, development and exploitation of oil and natural gas reserves without making such opportunities available to us. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, Our Restated Certificate of Incorporation and Bylaws  — Delaware Business Opportunity Statute”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	identified drilling locations;

•	exploration and development drilling prospects, inventories, projects and programs;

•	natural gas and oil reserves;

•	technology;

•	financial strategy;

•	realized oil and natural gas prices;

•	production;

•	lease operating expenses, general and administrative costs and finding and development costs;

•	future operating results; and

•	plans, objectives, expectations and intentions.

       All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and other sections of the prospectus. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target” or “continue”, the negative of such terms or other comparable terminology.

       The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

       Our net proceeds from the sale of the 12,000,000 shares of common stock in this offering, assuming a public offering price of $21.50 per share, are estimated to be $240 million, after deducting underwriting discounts and commissions and estimated offering expenses. The total net proceeds would be $276 million if the underwriters’ over-allotment option is exercised in full.

       We intend to use the net proceeds of this offering to repay the entire $150 million principal amount plus accrued interest outstanding under our senior subordinated credit and guaranty agreement, or “bridge loan”, and $91 million ($113 million if the underwriters’ overallotment option is exercised) of our outstanding indebtedness under our revolving credit facility, which will make additional borrowings in that amount available under the credit facility primarily to fund general corporate purposes, including exploration and development activities, oil and gas reserve and leasehold acquisitions in the ordinary course of business, working capital and other general corporate purposes. If the underwriters’ overallotment option is exercised, the additional proceeds will be used for these same general corporate purposes. The bridge loan was used to pay the purchase price and transaction costs for the Piceance Basin properties we acquired on September 1, 2004. The bridge loan currently bears interest at a rate equal to the London Interbank Offered Rate, or LIBOR, plus 4.0%. At November 15, 2004, the outstanding borrowings under the revolving credit facility were $113 million at an interest rate of 3.8% per annum, and have been used primarily for our natural gas and oil activities.

       Goldman Sachs Credit Partners L.P. is the sole lead arranger, administrative agent, syndication agent and a lender under our bridge loan and is affiliated with one of our stockholders and one of the underwriters of this offering. J.P. Morgan Securities Inc. is the sole lead arranger and sole bookrunner under our revolving credit facility. JPMorgan Chase Bank is the administration agent and a lender under our revolving credit facility and is affiliated with one of our stockholders and one of the underwriters of this offering. See “Related Party Transactions” and “Underwriting”.

DIVIDEND POLICY

       We have never declared or paid any cash dividends on our capital stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, including exploration, development and acquisition activities. In addition, each of our revolving credit facility and bridge loan contain a restriction on the payment of dividends to holders of common and preferred stock. Accordingly, if our dividend policy were to change in the future, our ability to pay dividends would be subject to this restriction and our then existing conditions, including our results of operations, financial condition, contractual obligations, capital requirements, business prospects and other factors deemed relevant by our board of directors. For a description of the accretion of dividends on our Series B preferred stock, see “Conversion of Preferred Stock”.

CONVERSION OF PREFERRED STOCK

       When we completed our initial outside equity financing in March 2002, we issued two series of preferred stock, Series A and Series B. The Series A preferred stock was purchased in March 2002 by members of management and other private investors. Also in March 2002, a private investor purchased a convertible note for $1.9 million that will automatically convert into 455,635 shares of Series A preferred stock immediately prior to the completion of this offering. The Series B preferred stock was primarily purchased by institutional investors and subsequently was purchased by employees and issued as a portion of the purchase price for natural gas and oil properties. The Series B preferred stock was sold to the institutional investors in March 2002, December 2002, February 2003, March 2003, July 2003, October 2003, January 2004 and May 2004 pursuant to a series of capital calls. We currently have outstanding a total of 6,139,090 shares of Series A preferred stock that were issued for a total consideration of $25.6 million, and we have issued a total of 51,951,418 shares of Series B preferred stock for a total consideration of $259.8 million, including a deemed price of $1.6 million for a portion of the purchase price for certain natural gas and oil properties. See “Related Party Transactions — Investments in the Company”.

       The Series A and Series B preferred stock are substantially the same, except that the purchase price was $4.17 per share for the Series A preferred stock and $5.00 per share for the Series B preferred stock, and the holders of the Series B preferred stock are entitled to an annual 7% cumulative dividend.

      Immediately prior to completion of this offering, (1) we will effect a reverse split of our common stock to reduce the number of shares of our common stock that are currently outstanding (with corresponding adjustments to our currently outstanding stock options), and (2) all of our shares of Series A and Series B preferred stock will automatically convert into shares of common stock after giving effect to the reverse split and based in part on the initial public offering price for this offering after deducting underwriting discounts and commissions. The effect of these transactions will be to allocate the existing ownership of our company among our current common stockholders and preferred stockholders in a manner that gives effect to the preferred return to which our preferred stockholders are entitled upon the completion of this offering in accordance with the respective terms of the preferred stock. Although this allocation among current securities holders will vary based upon the actual initial public offering price and date for this offering, it will not affect the total number of shares of common stock that will be outstanding after the completion of this offering or the percentage of the outstanding shares represented by the shares being sold in this offering. However, the number of shares and the fully diluted ownership percentage represented by outstanding stock options will vary depending on the actual stock split ratio.

      Both the actual reverse stock split ratio and the number of shares of common stock to be issued upon conversion of our preferred stock will depend on the initial public offering price and date. However, for purposes of this preliminary prospectus, we have presented all common stock ownership amounts and percentages and all stock option share amounts and exercise prices based on an assumed reverse split ratio of 1-for-5.446, which assumes an initial public offering price of $21.50 per share, which is the midpoint of the range of prices shown on the cover of this preliminary prospectus. Based on that assumed initial public offering price, we estimate that our outstanding shares of Series A preferred stock (including shares issuable upon conversion of our outstanding mandatorily convertible note) will be converted into a total of 2,578,988 shares of common stock, representing 6% of the outstanding shares of common stock immediately after the completion of this offering, and that our outstanding shares of Series B preferred stock will be converted into a total of 24,114,619 shares of common stock representing 60% of the outstanding shares of common stock immediately after the completion of this offering.

CAPITALIZATION

       The following table sets forth, as of September 30, 2004, a summary of our capitalization, on an actual basis and as adjusted to give effect to this offering at an assumed initial public offering price of $21.50 per share, the use of the offering proceeds and the conversion of all outstanding shares of preferred stock into common stock immediately prior to the completion of this offering as described under “Conversion of Preferred Stock”.

       You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements and related notes and the Unaudited Pro Forma Financial Statements and related notes included elsewhere in this prospectus.

	As of September 30, 2004
	(unaudited)

		As Adjusted
	Actual	for Offering (1)

	(in thousands)
Cash and cash equivalents	$24,895	$24,713	(2)
Revolving credit facility (3)	93,000	2,000
Senior subordinated bridge loan (4)	150,000	—
Convertible note payable (5)	1,900	—
Stockholders’ equity:
Common stock, $0.001 par value; 150,000,000 shares authorized, 1,652,983 shares issued and outstanding; 40,372,000 shares issued and outstanding (as adjusted)	9	40
Preferred stock, $0.001 par value: 75,000,000 shares authorized:
Series A, 6,900,000 shares authorized; 6,139,089 shares issued and outstanding; no shares outstanding (as adjusted)	6	—
Series B, 52,185,000 shares authorized; 51,951,418 shares issued and outstanding; no shares outstanding (as adjusted)	52	—
Additional paid-in capital	289,148	596,516
Accumulated deficit	(5,134)	(73,620	)(6)
Other	(12,847)	(12,847)

Total stockholders’ equity	$271,234	$510,089

Total capitalization	$516,134	$512,089

(1)	Reflects the use of net proceeds from this offering to repay all of the senior subordinated credit and guaranty agreement, or bridge loan, and a portion of the revolving credit facility. See “Use of Proceeds”.

(2)	In addition to the estimated net proceeds of approximately $240 million from this offering, we expect to receive upon repayment of our bridge loan approximately $1 million from the refund of fees paid at the time we entered into our bridge loan.

(3)	At November 15, 2004, the outstanding borrowings under the revolving credit facility were $113 million at an interest rate of 3.8% per annum.

(4)	On September 1, 2004, we entered into a bridge loan to purchase the Piceance Basin properties and pay related transaction costs. We borrowed the total principal amount of $150 million, which bears interest at LIBOR plus 4.0%.

(5)	Consists of $1.9 million attributable to a mandatorily convertible note that converts into 455,635 shares of Series A preferred stock that will be converted into shares of common stock immediately prior to the completion of this offering. See “Conversion of Preferred Stock”.

(6)	Reflects payment in common stock of cumulative dividends of $33.2 million on the Series B preferred stock upon the conversion of the Series B preferred stock into common stock on an assumed conversion date of October 31, 2004, deemed dividends of $33.7 million with respect to Series B preferred stock issued in 2004 (see “Notes to Consolidated Financial Statements — Note 9 — Stockholders’ Equity”), and $1.6 million for bridge loan costs, net of tax, expensed upon repayment of the bridge loan with offering proceeds.

DILUTION

       Our net tangible book value as of September 30, 2004, was $271.2 million or $9.56 per share of common stock, assuming the issuance of 26,694,000 shares of common stock in connection with the conversion of Series A and Series B preferred stock into common stock. Net tangible book value per share is determined by dividing the number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the issuance of common stock in this offering and the receipt of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of September 30, 2004, would have been approximately $510.1 million, or $12.63 per share. This represents an immediate increase in net tangible book value of $3.07 per share to existing stockholders and an immediate dilution of $8.87 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$21.50
Net tangible book value per share as of September 30, 2004	9.56
Increase per share attributable to new investors	3.07
Net tangible book value per share after the offering	12.63

Dilution per share to new investors	$8.87

       The following table sets forth, as of September 30, 2004, on the basis described above, the number of shares of common stock purchased from us, assuming the conversion of all shares of our Series A and Series B preferred stock into common stock as described under “Conversion of Preferred Stock”, by existing stockholders and by the new investors at the assumed initial public offering price, together with the total price and average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	28,372,000	70%	$285,818,000	53%	$10.07
New investors	12,000,000	30	258,000,000	47	21.50

Total	40,372,000	100%	$543,818,000	100%	13.47

       If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to 13,800,000, or approximately 33% of the total number of shares of common stock, assuming the conversion of all shares of our Series A and Series B preferred stock into common stock.

       In addition to the shares included in the table above, immediately after this offering we anticipate having 2,036,227 shares of common stock issuable upon exercise of options outstanding, of which 422,927 currently are exercisable. These options include (1) options to purchase 705,404 shares (assuming that holders of all 1,007,709 Tranche A Options elect to amend those options as described below in “Management — Description of Benefit Plans — 2002 Stock Option Plan — Amendment of Tranche A Options”) exercisable at an assumed initial public offering price of $21.50 per share, (2) options to purchase 1,056,500 shares exercisable at an assumed initial public offering price of $21.50 per share that are expected to be granted effective upon the completion of this offering, (3) options to purchase 237,599 shares exercisable at a weighted average price of $0.58 per share, and (4) options to purchase 36,724 shares exercisable at a weighted average price of $7.47 per share. If all the options referred to in (3) and (4) above are exercised, the dilution per share to the new investors would be $8.95. Applying a treasury stock method of accounting for stock options, which excludes stock options for which the exercise price equals or exceeds the current market value of the underlying shares, the fully diluted shares outstanding based on the assumed initial public offering price of $21.50 per share would be 40,647,000.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

       You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes along with our unaudited pro forma financial statements and related notes appearing elsewhere in this prospectus. We believe that the assumptions underlying the preparation of our financial statements are reasonable. The financial information included in this prospectus may not be indicative of our future results of operations, financial position and cash flows.

Selected Historical and Pro Forma Financial Information for Bill Barrett Corporation

       The consolidated income statement information for the period from January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 and the balance sheet information as of December 31, 2002 and 2003 were derived from our audited financial statements included in this prospectus. The consolidated income statement information for the nine months ended September 30, 2003 and 2004 and the balance sheet information as of September 30, 2004 were derived from our unaudited financial statements included in this prospectus. Pro forma financial information is derived from our unaudited pro forma financial statements included in this prospectus. The pro forma financial information gives effect to the acquisition of our Piceance Basin properties in September 2004 and related financing as if such events occurred on January 1, 2003, and the as adjusted balance sheet data gives additional effect to this offering at an assumed initial offering price of $21.50 and the use of proceeds from this offering.

		Year Ended
	Period from	December 31,		Nine Months Ended September 30,
	January 7, 2002
	(inception)		Pro Forma			Pro Forma
	through		for	Historical		for
	December 31,		Acquisition			Acquisition
	2002	Historical 2003	2003	2003	2004	2004

	(as restated) (1)	(as restated) (1)

	(in thousands, except per share data)
Statement of Operations Data:
Operating revenues (2)	$16,007	$75,252	$90,118	$48,034	$118,873	$131,164
Other revenues	74	184	184	78	2,642	2,642
Operating expenses:
Lease operating expense	2,231	8,462	9,819	5,260	11,009	12,135
Gathering and transportation expense	229	3,646	3,782	2,348	4,091	4,183
Production tax expense	2,021	9,815	10,778	6,454	14,784	15,408
Exploration expense	1,592	6,134	6,134	4,059	17,169	17,169
Impairment expense	—	1,795	1,795	—	—	—
Depreciation, depletion and amortization	9,162	30,724	35,738	19,585	48,720	52,200
General and administrative	5,476	14,213	14,213	9,920	12,685	12,685
Non-cash stock-based compensation expense	1,322	3,637	3,637	2,405	2,564	2,564

Total operating expenses	$22,033	$78,426	$85,896	$50,031	$111,022	$116,344

Operating (loss) income	$(5,952)	$(2,990)	$4,406	$(1,919)	$10,493	$17,462
Other income (expenses):
Interest income	303	123	123	92	231	231
Interest expense	(65)	(1,431)	(8,971)	(1,013)	(3,389)	(8,427)
Loss on sale of securities	(1,465)	—	—	—	—	—

Total other expense	$(1,227)	$(1,308)	$(8,848)	$(921)	$(3,158)	$(8,196)

(Loss) income before income taxes	$(7,179)	$(4,298)	$(4,442)	$(2,840)	$7,335	$9,266
Benefit from (provision for) income taxes	2,164	320	372	217	(3,503)	(4,217)

		Year Ended
	Period from	December 31,		Nine Months Ended September 30,
	January 7, 2002
	(inception)		Pro Forma			Pro Forma
	through		for	Historical		for
	December 31,		Acquisition			Acquisition
	2002	Historical 2003	2003	2003	2004	2004

	(as restated) (1)	(as restated) (1)

	(in thousands, except per share data)
(Loss) income from continuing operations	$(5,015)	$(3,978)	$(4,070)	$(2,623)	$3,832	$5,049
Income from discontinued operations (net of taxes)	27	—	—	—	—	—

Net (loss) income	$(4,988)	$(3,978)	$(4,070)	$(2,623)	$3,832	$5,049
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(12,682)	(8,602)	(14,387)	(14,387)

Net loss attributable to common stockholders	$(9,418)	$(16,660)	$(16,752)	$(11,225)	$(10,555)	$(9,338)

Loss per common share(3):
Basic	$(3.87)	$(4.16)	$(4.18)	$(2.97)	$(1.56)	$(1.38)
Weighted average number of common shares outstanding	2,435	4,003	4,003	3,780	6,772	6,772
Diluted	$(3.87)	$(4.16)	$(4.18)	$(2.97)	$(1.56)	$(1.38)
Weighted average number of common shares outstanding	2,435	4,003	4,003	3,780	6,772	6,772

	Period from
	January 7, 2002		Nine Months
	(inception)		Ended
	through	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

	(as restated) (1)	(as restated) (1)

	(in thousands, except per share data)
Selected Cash Flow and Other Financial Data:
Net (loss) income	$(4,988)	$(3,978)	$(2,623)	$3,832
Depreciation, depletion and amortization	9,162	30,724	19,585	48,720
Other non-cash items	2,264	11,441	6,357	21,676
Change in current assets and liabilities	(967)	(659)	1,840	1,232

Net cash provided by operating activities	$5,471	$37,528	$25,159	$75,460

Capital expenditures(3)	$166,893	$186,327	$139,579	$143,992	(4)

(1)	Our consolidated financial statements were restated due to increased non-cash deferred compensation and stock-based compensation as a result of adjustments that reflected an increased historical fair value of our common stock for financial reporting purposes. In addition, loss per common share was restated to factor in the cumulative dividend on our Series B preferred stock. See Note 17 to the Consolidated Financial Statements.

(2)	Revenues are net of effects of hedging transactions.

(3)	Per share information does not give effect to the reverse common stock split to be effected immediately prior to the completion of the offering. See “Conversion of Preferred Stock”.

(4)	Excludes future reclamation liability accruals of $1.0 million in 2002 and $2.9 million in 2003 and includes exploration cost expensed under successful efforts accounting of $1.6 million in 2002 and $6.1 million in 2003 and furniture, fixtures and equipment costs of $1.1 million in 2002 and $1.8 million in 2003. Also excludes future reclamation liability accruals of $0.5 million in the nine months ended September 30, 2003 and $7.1 million in the nine months ended September 30, 2004, and includes exploration cost expensed under successful efforts accounting of $4.1 million in the nine months ended September 30, 2003 and $17.2 million in the nine months ended

September 30, 2004, and furniture, fixtures and equipment costs of $1.6 million in the nine months ended September 30, 2003 and $1.3 million in the nine months ended September 30, 2004.

(5)	Excludes $140 million to acquire properties in the Piceance Basin in September 2004 (before closing adjustments). Also excludes $7.7 million in divestitures in the nine months ended September 30, 2004. Includes $7.8 million in dry hole costs for exploratory wells which are expensed as exploration costs.

	Historical

				As Adjusted
	As of			for Offering
	December 31,		As of	As of
			September 30,	September 30,
	2002	2003	2004	2004 (2)

	(as restated) (1)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,713	$16,034	$24,895	$24,713
Other current assets	7,246	19,613	31,556	31,543
Oil and natural gas properties, net of accumulated depreciation, depletion and amortization	156,372	307,920	524,000	524,000
Other property and equipment, net of depreciation	896	1,539	2,097	2,097
Other assets	2,465	2,663	9,783	5,008

Total assets	$172,692	$347,769	$592,331	$587,361

Current liabilities	$10,873	$46,156	$58,754	$58,754
Long-term debt	36,900	58,900	244,900	2,000
Other long-term liabilities	1,117	4,387	17,443	16,518
Stockholders’ equity	123,802	238,326	271,234	510,089

Total liabilities and stockholders’ equity	$172,692	$347,769	$592,331	$587,361

(1)	Our consolidated financial statements were restated due to increased non-cash deferred compensation and stock-based compensation as a result of adjustments that reflected an increased historical fair value of our common stock for financial reporting purposes (See Note 17 to the Consolidated Financial Statements).

(2)	Reflects the estimated net proceeds of $240 million in this offering based on an assumed initial public offering price of $21.50 per share being used to repay debt. See “Use of Proceeds”. Reflects the amortization of related deferred financing costs, net of refunds and taxes ($1.6 million). Also, reflects the conversion of a long term note to preferred stock ($1.9 million).

Selected Historical Financial and Operating Information for Wind River Acquisition Properties

       The selected financial data for the Wind River Acquisition Properties for the years ended December 31, 1999, 2000 and 2001 were derived from the audited and unaudited financial statements concerning the Wind River Acquisition Properties included in this prospectus and information provided by the seller. We requested that the seller provide us with all available information concerning these properties. Because these properties were a small portion of the seller’s total assets, the seller did not have more detailed financial information regarding these properties. For additional information concerning our financial data, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

				Period from
				January 1, 2002
				through
	1999	2000	2001	March 28, 2002

	(in thousands)
Statement of Operations Data:
Operating revenues	$45,768	$73,083	$55,380	$4,605
Direct operating expenses:
Lease operating expense	1,313	2,132	2,672	551
Gathering and transportation expense	36	72	33	7
Production tax expense	5,413	8,871	6,875	644

Total direct operating expenses	$6,762	$11,075	$9,580	$1,202

Revenues in excess of direct operating expenses	$39,006	$62,008	$45,800	$3,403

Summary Production Data:
Production Data:
Natural gas (MMcf)	19,858	20,679	12,588	2,166
Oil (MBbls)	56	66	40	5
Combined (MMcfe)	20,194	21,075	12,828	2,196
Average Prices:
Natural gas (per Mcf)	$2.24	$3.48	$4.32	$2.08
Oil (per Bbl)	19.04	27.76	24.10	18.40
Combined (per Mcfe)	2.27	3.47	4.32	2.10
Selected Cash Flow Data:
Operating Activities:
Revenues in excess of direct operating expenses	$39,006	$62,008	$45,800	$3,403
Change in current assets and liabilities
Accounts receivable	(1,429)	(3,187)	5,955	538
Accounts payable	(9)	106	(35)	(88)
Production taxes payable	1,367	2,034	(1,469)	388
Investing Activities:
Additions to oil and gas properties	$(43,783)	$(31,391)	$(7,925)	$(718)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

       The following discussion and analysis should be read in conjunction with the “Selected Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for natural gas and oil, economic and competitive conditions, regulatory changes, estimates of proved reserves, potential failure to achieve production from development projects, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

       We are an independent oil and natural gas exploration and production company operating in the Rocky Mountain region. We intend to increase stockholder value by profitably growing reserves and production, primarily through drilling operations. We seek high quality exploration and development projects with potential for providing long-term drilling inventories that generate high returns. Substantially all of our revenues are generated through the sale of natural gas and oil production under either short-term contracts or spot gas purchase contracts at market prices. Approximately 90% of our September 2004 production was natural gas.

       Our company was formed in January 2002. We began active natural gas and oil operations in March 2002 following the acquisition of properties in the Wind River Basin. We acquired these properties from a subsidiary of the Williams Companies, which acquired these properties in connection with the Williams Companies’ acquisition of Barrett Resources Corporation in August 2001. Since inception, we substantially increased our activity level and the number of properties that we operate. Our operating results reflect this growth. Also in 2002, we completed two additional acquisitions of properties in the Uinta, Wind River, Powder River and Williston Basins. In early 2003, we completed an acquisition of largely undeveloped coalbed methane properties located in the Powder River Basin. In September 2004, we acquired properties in the Piceance Basin consisting of 8,537 net developed and 9,044 net undeveloped lease acres, and 79 net producing wells in or around the Gibson Gulch field (the “Piceance Basin Acquisition Properties”). A summary of our property acquisitions is as follows:

Primary Locations of Acquired Properties	Date Acquired	Purchase Price

		(in millions)
Wind River Basin	March 2002	$74
Uinta Basin	April 2002	8
Wind River, Powder River and Williston Basins	December 2002	62
Powder River Basin	March 2003	35
Piceance Basin	September 2004	140 (1)

(1)	Subject to closing adjustments for an effective date of July 1, 2004.

Because of our rapid growth through acquisitions and development of our properties, our historical results of operations and period-to-period comparisons of these results and certain financial data may not be meaningful or indicative of future results.

       Our acquisitions were financed with a combination of funding from our private equity stock investments, our bank line of credit, cash flow from operations and, in the case of the Piceance Basin properties, a bridge loan that will be repaid with a portion of the proceeds of this offering. The March 2002 purchase of properties in the Wind River Basin included core properties in the Cave Gulch and Wallace Creek fields. The April 2002 acquisition in the Uinta Basin included the Nine Mile field. The December 2002 acquisition included the Cooper Reservoir field, properties in the Powder River Basin and oil properties in the Williston Basin, along with other properties that were not deemed core to our business operations (approximately 20% of the acquisition) and that were sold in 2003. The September 2004 acquisition included the Gibson Gulch field in the Piceance Basin. Our 2003 and 2004 activities include development drilling and exploration in each of these areas. Our activities are now focused on evaluating and developing our asset base, increasing our acreage positions, and evaluating potential acquisitions, such as the recently completed acquisition of properties in the Piceance Basin.

       As of December 31, 2003, we had 204 Bcfe of estimated net proved reserves with a PV-10 of $520.8 million and a Standardized Measure of $404.8 million, while at December 31, 2002, we had 119 Bcfe of estimated net proved reserves with a PV-10 of $178.6 million and a Standardized Measure of $153.5 million, excluding properties held for sale. As of June 30, 2004, our estimated net proved reserves were 209 Bcfe, which was determined using a price of $4.82 per MMBtu of natural gas and $33.75 per barrel of oil.

       The average sales prices received for natural gas in all our core areas rose sharply in 2003 and in the first nine months of 2004 compared to 2002 and the first nine months of 2003. Before the effect of hedging contracts, the average price we received for natural gas in 2003 was $4.51 per Mcf compared to $2.39 per Mcf in 2002. Before the effects of hedging contracts, the average price we received for oil was $28.85 per Bbl in 2003 compared to $27.99 per Bbl in 2002. Before the effect of hedging contracts, the average price we received for natural gas in the first nine months of 2004 was $5.28 per Mcf compared to $4.48 per Mcf in the first nine months of 2003. Before the effect of hedging contracts, the average price we received for oil in the first nine months of 2004 was $37.06 per Bbl compared to $28.65 per Bbl in the first nine months of 2003.

       Higher oil and natural gas prices have led to higher demand for drilling rigs, operating personnel and field supplies and services, and have caused increases in the costs of those goods and services. To date, the higher sales prices have more than offset the higher field costs. Given the inherent volatility of oil and natural gas prices that are influenced by many factors beyond our control, we plan our activities and budget based on conservative sales price assumptions, which generally are lower than the average sales prices received in 2003 and the first nine months of 2004. We focus our efforts on increasing natural gas reserves and production while controlling costs at a level that is appropriate for long-term operations. Our future earnings and cash flows are dependent on our ability to manage our overall cost structure to a level that allows for profitable production.

       Like all oil and gas exploration and production companies, we face the challenge of natural production declines. As initial reservoir pressures are depleted, oil and gas production from a given well naturally decreases. Thus, an oil and gas exploration and production company depletes part of its asset base with each unit of oil or natural gas it produces. We attempt to overcome this natural decline by drilling to find additional reserves and acquiring more reserves than we produce. Our future growth will depend on our ability to continue to add reserves in excess of production. We will maintain our focus on costs to add reserves through drilling and acquisitions as well as the costs necessary to produce such reserves. Our ability to add reserves through drilling is dependent on our capital resources and can be limited by many factors, including our ability to timely obtain drilling permits and regulatory approvals. The permitting and approval process has been more difficult in recent years than in the past due to increased activism from environmental and other groups and has extended the time it takes us to receive permits. Because of our relatively small size and concentrated property base, we can be disproportionately disadvantaged by delays in obtaining or failing to obtain drilling approvals compared to companies with larger or more dispersed property bases. As a result, we are less able to shift drilling activities to areas where permitting may be easier and we have fewer properties over which to spread the costs related to complying with these regulations and the costs or foregone opportunities resulting from delays.

       In March 2002, we made our first significant acquisition. We paid $74 million for natural gas and oil properties located in the Wind River Basin in Wyoming, which are referred to in this prospectus as the Wind River Acquisition Properties. The acquisition consisted of 45 gross (43 net) wells, and 41,681 undeveloped net acres. We estimated that the proved reserves associated with this acquisition totaled approximately 58.3 Bcfe at the time of the acquisition. Statements of revenues and direct operating expenses for the Wind River Acquisition Properties for the year ended December 31, 2001 and the period from January 1, 2002 through March 28, 2002 have been provided beginning at page F-40 because these properties may be considered to be the predecessor to our operations. We believe that this financial information provides adequate and appropriate disclosure concerning the operations of these properties and their relative importance to our current operations as a whole. We requested that the seller provide us with all available information concerning these properties. Because these properties were a small portion of the seller’s total assets, the seller did not maintain detailed information on a property by property basis. As a result, we were unable to obtain the data necessary to prepare full predecessor financial statements consisting of a balance sheet, statement of operations, and statement of cash flows with respect to the Wind River Acquisition Properties. In addition to the financial information for the Wind River Acquisition Properties, a statement of revenues and direct operating expenses for the Wind River, Powder River and Williston Basin Acquisition Properties for the period from January 1, 2002 through December 15, 2002 has been provided beginning at page F-45 because of the significance of these properties to our operations at the time of their acquisition. We also have included a statement of revenues and direct operating expenses for the years ended December 31, 2002 and 2003 and the six months ended June 30, 2003 and 2004 for the Piceance Basin Acquisition Properties beginning at page F-49 because of the significance of these properties to our operations and have included pro forma financial statements beginning on page F-54 for the year ended December 31, 2003 and the nine months ended September 30, 2004.

Results of Operations

       The following table sets forth selected operating data for the periods indicated.

	Period from
	January 7,
	2002				Nine Months
	(inception)		Increase		Ended		Increase
	through	Year Ended	(Decrease)		September 30,		(Decrease)
	December 31,	December 31,
	2002 (1)	2003	Amount	Percent	2003	2004	Amount	Percent

	(as restated)	(as restated)
	(2)	(2)

	(in thousands)
Operating Results:
Revenues
Oil and gas production	$16,007	$75,252	$59,245	370%	$48,034	$118,873	$70,839	147%
Other income	74	184	110	149	78	2,642	2,564	3,287
Operating Expenses
Lease operating expense	2,231	8,462	6,231	279	5,260	11,009	5,749	109
Gathering and transportation expense	229	3,646	3,417	1,492	2,348	4,091	1,743	74
Production tax expense	2,021	9,815	7,794	386	6,454	14,784	8,330	129
Exploration expense	1,592	6,134	4,542	285	4,059	17,169	13,110	323
Impairment expense	—	1,795	1,795	n/a	—	—	—
Depreciation, depletion and amortization	9,162	30,724	21,562	235	19,585	48,720	29,135	149
General and administrative	5,476	14,213	8,737	160	9,920	12,685	2,765	28
Non-cash stock-based compensation expense	1,322	3,637	2,315	175	2,405	2,564	159	7

Total operating expenses	$22,033	$78,426	$56,393	256	$50,031	$111,022	$60,991	122

Production Data:
Natural gas (MMcf)	6,370	16,315	9,945	156	10,576	21,449	10,873	103
Oil (MBbls)	27	328	301	1,115	223	352	129	58
Combined volumes (MMcfe)	6,532	18,283	11,751	180	11,914	23,561	11,647	98
Daily combined volumes (MMcfe/d)	23.5	50.1	26.6	113	43.6	86.0	42.4	97
Average Prices (3):
Natural gas (per Mcf)	$2.39	$4.03	$1.64	69	$3.94	$4.93	$0.99	25
Oil (per Bbl)	27.99	28.85	0.86	3	28.67	37.06	8.39	29
Combined (per Mcfe)	2.45	4.12	1.67	68	4.03	5.05	1.02	25
Average Costs (per Mcfe):
Lease operating expense	$0.34	$0.46	$0.12	35	$0.44	$0.47	$0.03	7
Gathering and transportation expense	0.04	0.20	0.16	400	0.20	0.17	(0.03)	(15)
Production tax expense	0.31	0.54	0.23	74	0.54	0.63	0.09	17
Depreciation, depletion and amortization	1.40	1.68	0.28	20	1.64	2.07	0.43	26
General and administrative	0.84	0.78	(0.06)	(7)	0.83	0.54	(0.29)	(35)

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.

(2)	Our consolidated financial statements were restated due to increased non-cash deferred compensation and stock-based compensation as a result of adjustments that increased the historical fair value of our common stock for financial reporting purposes (See Note 17 to the Consolidated Financial Statements).

(3)	Average prices shown in the table are net of the effects of hedging transactions. As a result of hedging transactions, natural gas and oil production revenues were reduced by $7.7 million in the year ended December 31, 2003, $7.5 million in the nine months ended September 30, 2004 and $5.7 million in the nine months ended September 30, 2003. Before the effect of hedging contracts, the average price we received for natural gas in 2003 was $4.51 per Mcf compared with $2.39 per Mcf in 2002 and $5.28 per Mcf in the nine months ended September 30, 2004 and $4.48 per Mcf in the nine months ended September 30, 2003.

Restatement

       Subsequent to filing our initial registration statement on Form S-1, management determined that, for financial reporting purposes, the amount of non-cash deferred compensation and stock-based compensation expense related to restricted common stock issued to management at our formation (“Management Stock”), Series B preferred stock purchased by employees at less than fair value for financial reporting purposes, and options granted under our 2002 Option Plan and 2003 Option Plan should be adjusted to reflect the increased intrinsic value received. For purposes of calculating non-cash deferred compensation and stock-based compensation expense for financial reporting purposes, we adjusted the fair value of common stock to $2.07 per share from $0.48 per share at March 31, 2002, $2.94 per share from $0.48 per share at December 31, 2002, and $7.57 per share from $1.52 per share at December 31, 2003. As a result, our consolidated financial statements for the period from January 7, 2002 (inception) through December 31, 2002, as of December 31, 2002, and as of and for the year ended December 31, 2003 have been restated from the amounts previously reported to reflect the changes in non-cash deferred compensation and stock-based compensation expense. Those changes resulted in net income being reduced by $1.2 million and $3.5 million for the period from January 7, 2002 (inception) through December 31, 2002 and the year ended December 31, 2003, respectively. See “— Critical Accounting Policies and Estimates — Stock-based Compensation” and Note 17 to the Consolidated Financial Statements for additional information. Management’s Discussion and Analysis of Financial Condition and Results of Operations reflects this restatement.

Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003

       The financial information with respect to the nine months ended September 30, 2003 and 2004 that is discussed below is unaudited. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.

       Production Revenues. Production revenues increased from $48.0 million in the nine months ended September 30, 2003 to $118.9 million in the nine months ended September 30, 2004 due to both an increase in production and increases in natural gas and oil prices. Price increases added approximately $12.1 million of production revenues, the acquisition of properties in the Piceance Basin added $1.0 million, and production increases from the development of existing properties added approximately $57.8 million of production revenues. Significant decreases in product prices would significantly reduce our revenues from existing properties. See “— Quantitative and Qualitative Disclosure about Market Risk”. Other revenues totaled $2.6 million in the first nine months of 2004, which included gains on disposals of oil and gas properties.

       Total production volumes for the nine months ended September 30, 2004 increased 98% from total production in the nine months ended September 30, 2003, with increases in all producing basins. Additional information concerning production is in the following table.

	Nine Months Ended September 30,

	2003 (1)		2004 (1)

	Oil	Natural Gas	Oil	Natural Gas

	(MBbls)	(MMcf)	(MBbls)	(MMcf)
Wind River Basin	43	8,169	90	13,889
Uinta Basin	1	762	5	3,826
Powder River Basin	—	1,407	—	3,402
Williston Basin	155	150	235	132
Piceance Basin	—	—	1	186
Other	24	88	21	14

Total	223	10,576	352	21,449

(1)	Excludes volumes produced related to properties held for sale.

       The production increase in the Wind River Basin is due to development in our Cave Gulch and Cooper Reservoir fields that occurred throughout 2003 and the first nine months of 2004. The production increase in the Uinta Basin is due to development activities in both the Nine Mile and Hill Creek fields. The production increase in the Powder River Basin reflects the acquisition made in March 2003 along with an active development program that commenced in the middle of 2003. The production increase in the Williston Basin is principally due to continued development activities on the properties that were acquired in December 2002.

       Hedging Activities. During the first nine months of 2004, we hedged approximately 32% of our natural gas volumes and no oil volumes were hedged, which resulted in a reduction in revenues of $7.5 million. During the first nine months of 2003, we hedged approximately 52% of our natural gas volumes, incurring a reduction in revenues of $5.7 million, and 38% of our oil volumes, resulting in an immaterial increase to revenues.

       Lease Operating Expense and Gathering and Transportation Expense. Our lease operating expense increased from $0.44 per Mcfe in the first nine months of 2003 to $0.47 per Mcfe in the first nine months of 2004, while our gathering and transportation expense decreased from $0.20 per Mcfe in the first nine months of 2003 to $0.17 per Mcfe in the comparable period of 2004. On a per Mcfe basis, the increase in lease operating expenses was primarily due to an increase in water disposal costs and the number of field employees for the increased activity causing higher field compensation expenses. The decrease in gathering and transportation expense was primarily a result of using company owned gathering lines to transport gas in the Wallace Creek field in the first nine months of 2004 instead of outside party facilities that were used in the nine month period of 2003.

       Production Tax Expense. Production taxes as a percentage of natural gas and oil sales before hedging adjustments were 12.0% in the nine months ended September 30, 2003 and 11.7% in the nine months ended September 30, 2004. Production taxes are primarily based on the wellhead values of production and vary across the different areas that we operate. Total production taxes increased from $6.5 million in the nine months ended September 30, 2003 to $14.8 million in the nine months ended September 30, 2004 as a result of higher production revenues, primarily due to higher prices and volumes produced in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

       Exploration Expense. Exploration costs increased from $4.1 million in the first nine months of 2003 to $17.2 million in the first nine months of 2004. The costs in the 2003 period include $2.3 million for seismic programs in the Wind River, DJ and Uinta Basins, $1.1 million for exploratory dry hole costs in the Powder River and Uinta Basins and $0.7 million for delay rentals and other costs. The costs for the nine months ended September 30, 2004 include $8.2 million for seismic programs primarily in the DJ, Wind River and Uinta Basins, $7.5 million for exploratory dry hole costs in the Wind River, Williston and Uinta Basins and $1.5 million for delay rentals, nonproducing leasehold abandonments and other costs.

       Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense was $48.7 million in the nine months ended September 30, 2004 compared to $19.6 million in the nine months ended September 30, 2003. $19.1 million of the increase was due to the 98% increase in production and $10.0 million was due to an increased depletion rate for the first nine months of production in 2004. During the nine months ended September 30, 2003, the weighted average depletion rate was $1.64 per Mcfe. In the nine months ended September 30, 2004, the weighted average depletion rate was $2.07 per Mcfe. Under successful efforts accounting, depletion expense is separately computed for each producing area. The capital expenditures for proved properties for each area compared to the proved reserves corresponding to each producing area determine a depletion rate for current production. During the nine months ended September 30, 2004, the relationship of capital expenditures, proved reserves and production from certain producing areas yielded a higher depletion rate than during the nine months ended September 30, 2003. Future depletion rates will be adjusted to reflect future capital expenditures and proved reserve changes in specific areas.

       General and Administrative Expense. General and administrative expense increased $2.8 million from $9.9 million in the nine months ended September 30, 2003 to $12.7 million in the nine months ended September 30, 2004. This increase was primarily due to increased personnel required for our capital program and production levels. As of September 30, 2004, we had 132 full-time employees compared to 84 as of September 30, 2003. On a per unit produced basis, general and administrative expense decreased from $0.83 per Mcfe in the first nine months of 2003 to $0.54 per Mcfe in the first nine months of 2004 as production increased at a greater rate than our general and administrative expenses. At our stage of investment activity compared to our production level, a significant portion of our general and administrative expense consists of the personnel and related costs to prudently manage our capital expenditure program. As our capital expenditure program causes an increase in our production levels, we expect that general and administrative expense per unit of production will continue to decrease.

       Non-cash Stock-based Compensation Expense. Non-cash stock-based compensation expense increased $0.2 million from $2.4 million in the nine months ended September 30, 2003 to $2.6 million in the nine months ended September 30, 2004. The increase in expense was due to the increased value of our common stock in 2004 compared to 2003 and the vesting events with respect to our restricted common stock and stock options that occurred in the first nine months of each of 2004 and 2003. See “— Critical Accounting Policies and Estimates — Stock-based Compensation”.

       Interest Expense. Interest expense increased $2.4 million to $3.4 million in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The increase was due to higher debt levels in the nine months ended September 30, 2004 to fund acquisitions and development activities. We initially borrowed $35 million in December 2002 to partially finance an acquisition of properties and had outstanding borrowings of $51 million as of September 30, 2003, compared to $243 million as of September 30, 2004. During 2003 and the first nine months of 2004, we used a combination of debt, equity and cash flow from operations to fund our activities, and had an outstanding balance on our bank line of credit of $57 million at December 31, 2003 and $93 million at September 30, 2004. The weighted average level of debt outstanding on our bank line of credit during the first nine months of 2003 was $34.5 million and during the first nine months of 2004 was $68.8 million. Additionally, on September 1, 2004 we borrowed $150 million under our bridge loan to fund the acquisition of our Piceance Basin properties.

       Income Tax Expense. Our effective tax rate was 8% in the nine months ended September 30, 2003 and 48% in the nine months ended September 30, 2004. Our effective tax rate differs from the statutory rates primarily because of the amount of stock-based compensation expense we recorded for financial statement purposes, which will not be deducted for tax purposes. All of our income tax benefit and provisions to date are deferred. Due to our start-up operations and the tax deductions being created by our drilling activities, we expect that we will not incur cash tax liabilities for at least the next year.

       Net Income (Loss). We generated net income of $3.8 million in the nine months ended September 30, 2004 compared to a net loss of $2.6 million in the nine months ended September 30, 2003. The primary reasons for the improved results were the increase in production volumes and product prices, net of operating costs, partially offset by the increased production taxes, depreciation, depletion and amortization, exploration and general and administrative expenses.

Year Ended December 31, 2003 Compared to the Period from January 7, 2002 (inception) through December 31, 2002

       Production Revenues. Production revenues increased from $16.0 million in 2002 to $75.3 million in 2003 due to both an increase in production and increases in natural gas and oil prices. Price increases added approximately $10.5 million of production revenues, production from properties acquired in 2003 added approximately $6.7 million of revenues and production increases from the development of existing properties added approximately $42.1 million of production revenues, net of natural production declines. Significant decreases in product prices would significantly reduce our revenues from existing properties. See “— Quantitative and Qualitative Disclosure about Market Risk”.

       Production volumes in 2003 increased 180% from 2002 levels with increases in all producing basins. Additional information concerning production is in the following table.

	Period from
	January 7, 2002
	(inception)
	through		Year Ended
	December 31,		December 31,
	2002 (1)(2)		2003 (1)

	Oil	Natural Gas	Oil	Natural Gas

	(MBbls)	(MMcf)	(MBbls)	(MMcf)
Wind River Basin	22	6,090	71	12,512
Uinta Basin	—	258	2	1,355
Powder River Basin	—	14	—	2,114
Williston Basin	5	6	216	197
Other	—	2	39	137

Total	27	6,370	328	16,315

(1)	Excludes volumes produced related to properties held for sale.

(2)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our Wind River Acquisition Properties.

The production increase in the Wind River Basin is due to development in our Cave Gulch field that occurred throughout 2002 and 2003, the acquisition of the Cooper Reservoir field in December 2002 and the subsequent 2003 development of properties included in the Cooper Reservoir acquisition. The production increase in the Uinta Basin is due to development activities in both the Nine Mile and Hill Creek fields. The production increase in the Powder River Basin reflects the two acquisitions made in December 2002 and March 2003 along with an active development program that occurred principally during the last six months of 2003. The production increase in the Williston Basin is principally due to a full year of production from the properties that were acquired in December 2002.

       Hedging Activities. During 2003, we hedged 48% of our natural gas volumes, incurring a reduction from realized prices of $7.7 million, and 37% of our oil volumes resulting in an immaterial addition to realized prices. During 2002, we did not hedge any of our natural gas or oil volumes.

       Lease Operating Expense and Gathering and Transportation Expense. Our lease operating expense increased from $0.34 per Mcfe in 2002 to $0.46 per Mcfe in 2003, while our gathering and transportation expense increased from an insignificant amount in 2002 to $0.20 per Mcfe in 2003. The increase is due to a higher proportion of our production being in areas with higher operating costs. In 2002, substantially all of our production was in the Wind River Basin. During 2003, we increased our production in the Uinta, Powder River and Williston Basins, all of which are higher operating and gathering cost areas than the areas we were producing from during most of 2002.

       Production Tax Expense. Production taxes as a percentage of natural gas and oil sales before hedging adjustments were 12.6% in 2002 and 13.0% in 2003. Production taxes are primarily based on the wellhead values of production and vary across the different areas that we operate. Production taxes increased as a result of higher production revenues, primarily due to higher prices in 2003.

       Exploration Expense. Exploration costs increased $4.5 million to $6.1 million in 2003. The 2002 costs are primarily geologic and geophysical related seismic programs in the Wind River and Uinta Basins. The 2003 costs include $3.1 million for seismic programs in the Wind River and the Uinta Basins and in the Tri-State project area in the DJ Basin. The 2003 exploration costs also include $1.9 million for environmental assessment work and monitoring wells related to the coalbed methane project on the Crow Indian reservation in southern Montana that was terminated in March 2004. Delay rentals and other miscellaneous exploration expenses were $1.1 million in 2003.

       Impairment Expense. During 2003, we recorded a $1.8 million impairment for undeveloped leases in southern Montana to reduce the book value to estimated market value.

       Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense was $30.7 million in 2003 compared to $9.2 million in 2002. $16.3 million of the increase is due to the 180% increase in production and $5.1 million is due to an increased depletion rate for the 2003 production. During 2002, the weighted average depletion rate was $1.40 per Mcfe. In 2003, the weighted average depletion rate was $1.68 per Mcfe. Under successful efforts accounting, depletion expense is separately computed for each producing area. The capital expenditures for proved properties for each area compared to the proved reserves corresponding to each producing area determine a depletion rate for current production. During 2003, the relationship of capital expenditures, proved reserves and production from certain producing areas yielded a higher depletion rate than 2002. Future depletion rates will be adjusted to reflect future capital expenditures and proved reserve changes to be applied to production from specific areas.

       General and Administrative Expense. General and administrative expense increased $8.7 million from $5.5 million in 2002 to $14.2 million in 2003. This increase was primarily due to increased personnel required for our capital program and production levels. At our stage of activity compared to our production level, a significant portion of our general and administrative expense consists of the personnel and related costs to prudently manage our capital expenditure program. As our capital expenditure program increases our production levels, we expect that general and administrative expense per unit of production will decrease.

       Non-cash Stock-based Compensation Expense. Non-cash stock-based compensation expense increased $2.3 million from $1.3 million in 2002 to $3.6 million in 2003. The increase in expense was due to the increased value of our common stock in 2003 (estimated fair value of $7.56 per share on December 31, 2003) compared to 2002 (estimated fair value of $2.94 per share on December 31, 2002) and the vesting events with respect to our restricted common stock and stock options that occurred in each year. See “— Critical Accounting Policies and Estimates — Stock-based Compensation”.

       Interest Expense. Interest expense increased $1.3 million to $1.4 million in 2003. The increase was due to higher debt levels in 2003 to fund acquisitions and development activities. We initially borrowed $35 million in December 2002 to partially finance an acquisition of properties. During 2003, we used a combination of debt, equity and cash flow from operations to fund our activities, and ended the year with an outstanding balance on our bank line of credit of $57 million. The weighted average level of debt outstanding during 2003 was $38.9 million.

       Other Expense. Other expense of $1.5 million in 2002 is due to a loss on the sale of marketable securities. These securities were received in payment of a portion of the purchase price for Series A preferred stock in March 2002. All these securities were sold in 2002.

       Income Tax Expense. Our effective tax rate was 30% in 2002 and 7% in 2003. Our effective tax rate differs from the statutory rates primarily because of the amount of stock-based compensation expense we recorded for financial statement purposes, which will not be deducted for tax purposes. All of our income tax benefit is deferred. Due to our start-up operations and the tax deductions being created by our drilling activities, we expect that we will not incur cash tax liabilities for at least the next year.

       Income from Discontinued Operations. In 2002, we generated $27,000 of income from discontinued operations from properties acquired in December 2002. These properties were sold in 2003 at amounts that approximated the assigned value of the properties.

       Net Loss. Our net loss decreased from $5.0 million in 2002 to $4.0 million in 2003. The primary reasons for the improved results were the increase in production volumes and product prices, net of operating costs, offset by the increased depreciation, depletion and amortization, exploration and impairment expenses.

Period From January 7, 2002 (Inception) through December 31, 2002 Compared to the Year Ended December 31, 2001.

      Operating data in 2002 relates primarily to the Wind River Acquisition Properties we acquired in March 2002. For comparison purposes, information concerning production, revenues, and operating expenses for Bill Barrett Corporation for the period of January 7, 2002 (inception) through December 31, 2002 is combined with comparable information concerning the operation of the Wind River Acquisition Properties during the period from January 1, 2002 through March 28, 2002 (prior to our acquisition). This is then compared to the corresponding amounts for these properties in 2001.

		2002
	2001	Combined

	(in thousands)
Selected Financial Data:
Production revenues	$55,380	$20,612
Lease operating expense	2,672	2,782
Gathering and transportation expense	33	236
Production and ad valorem taxes	6,875	2,665
Production:
Natural gas (MMcf)	12,588	8,536
Oil (MBbls)	40	32
Combined volumes (MMcfe)	12,828	8,728
Average prices:
Natural gas (per Mcf)	$4.32	$2.32
Oil (per Bbl)	24.10	27.99
Combined (Mcfe)	4.32	2.36
Average costs (per Mcfe):
Lease operating expense	$0.21	$0.32
Gathering and transportation expense	0.01	0.03
Production tax expense	0.54	0.31

      Production quantities decreased 27% from 2001 to 2002, primarily due to the lack of development to offset natural production declines. We began to develop the Wind River Acquisition Properties in late 2002. The effect of those development activities was not fully realized until 2003.

      During 2001 gas production from the Wind River Acquisition Properties was sold for an average price of $4.32 per Mcf. Throughout 2001 and into early 2002, the index price for Rocky Mountain gas production decreased significantly, which caused the average gas price for our production in 2002 to be 46% less than the price realized in 2001. Oil production was not significant to our 2002 revenues.

      Our total lease operating expenses in 2002 were relatively unchanged from 2001 due to the fixed nature of our cost structure for these properties. On a per unit basis, lease operating expenses increased in 2002 due to production declines because the results from the 2002 investments in development activities were not apparent until 2003 production occurred.

      Production and ad valorem taxes were 12.9% of revenues in 2002, which is comparable to 12.4% of revenues in 2001. On both a total and per Mcfe basis, production taxes decreased due to the reduced realized price of natural gas and lower production.

Capital Resources and Liquidity

       Our primary sources of liquidity since our formation in January 2002 have been from sales and other issuances of securities, net cash provided by operating activities, a bank line of credit and a bridge loan to finance our September 2004 acquisition of properties in the Piceance Basin. Our primary use of capital has been for the acquisition, development, and exploration of oil and natural gas properties. As we pursue growth, we continually monitor the capital resources available to us to meet our future financial obligations, planned capital expenditure activities and liquidity. Our future success in growing proved reserves and production will be highly dependent on capital resources available to us and our success in finding or acquiring additional reserves. We actively review acquisition opportunities on an ongoing basis. If we were to make significant additional acquisitions for cash, we would need to obtain additional equity or debt financing as well as the approval of our bridge loan, which we intend to repay with the proceeds of this offering, and revolving credit facility lenders.

Cash Flow from Operating Activities

       Net cash provided by operating activities was $37.5 million in 2003, compared to $5.5 million in 2002. Net cash provided by operating activities was $75.5 million in the nine months ended September 30, 2004, compared to $25.2 million in the nine months ended September 30, 2003. The increase in net cash provided by operating activities in each of 2003 and the nine months ended September 30, 2004 was substantially due to increased production revenues, partially offset by increased expenses, as discussed above in “— Results of Operations”. Changes in current assets and liabilities reduced cash flow from operations by $1.0 million and $0.7 million in 2002 and 2003, respectively. Changes in current assets and liabilities increased cash flow from operations by $1.8 million and $1.2 million in the nine months ended September 30, 2003 and 2004, respectively.

       Our operating cash flow is sensitive to many variables, the most significant of which is the volatility of prices for the natural gas and oil produced. Prices for these commodities are determined primarily by prevailing market conditions. Regional and worldwide economic activity, weather and other substantially variable factors influence market conditions for these products. These factors are beyond our control and are difficult to predict.

       To mitigate some of the potential negative impact on cash flow caused by changes in natural gas and oil prices and to comply with our credit agreement, we have entered into commodity swap contracts to receive fixed prices for a portion of our natural gas and oil production. At December 31, 2003, we had in place natural gas swap contracts covering portions of our 2004 natural gas production. Subsequent to December 31, 2003, we entered into additional swaps and collars covering portions of our 2005 and 2006 natural gas and oil production. The swaps, which are for the period January through December 2004 and the period January through December 2005, cover contracted volumes of 30,000 MMBtu per day of natural gas with a weighted average fixed price of $4.07 per MMBtu for 2004 and contracted volumes of 20,000 MMBtu per day of natural gas with a weighted average fixed price of $5.16 per MMBtu of natural gas and contracted volumes of 400 Bbls per day of oil with a weighted average fixed price of $34.78 per Bbl for 2005. The natural gas index prices are based on Rocky Mountain delivery points. The collars, which are for the period January through December 2005 and the period January through December 2006, cover contracted volumes of 25,000 MMBtu per day with a weighted average floor price of $4.75 per MMBtu and a weighted average ceiling price of $6.99 per MMBtu for 2005 and contracted volumes of 25,000 MMBtu per day of natural gas with a weighted average floor price of $4.75 per MMBtu and a weighted average ceiling price of $6.17 per MMBtu for 2006. Our company’s natural gas and oil derivative financial instruments have been designated as cash flow hedges in accordance with SFAS No. 133 and are classified as either current or non current liabilities in our Consolidated Balance Sheets based on scheduled delivery of the underlying production.

       The table below provides the volumes associated with the swap contracts as of November 15, 2004.

	Average
	Volume	Quantity	Fixed	Index	Contract
Product	Per Day	Type	Price	Price (1)	Period

Natural gas	5,000	MMBtu	$3.67	NORRM	1/1/2004-12/31/2004
Natural gas	5,000	MMBtu	3.90	NORRM	1/1/2004-12/31/2004
Natural gas	5,000	MMBtu	4.00	NORRM	1/1/2004-12/31/2004
Natural gas	5,000	MMBtu	4.34	CIGRM	1/1/2004-12/31/2004
Natural gas	5,000	MMBtu	4.25	CIGRM	1/1/2004-12/31/2004
Natural gas	5,000	MMBtu	4.25	CIGRM	1/1/2004-12/31/2004
Natural gas	10,000	MMBtu	5.05	NORRM	1/1/2005-12/31/2005
Natural gas	10,000	MMBtu	5.27	NORRM	1/1/2005-12/31/2005
Oil	100	BBls	32.96	WTI	1/1/2005-12/31/2005
Oil	100	BBls	34.05	WTI	1/1/2005-12/31/2005
Oil	100	BBls	36.12	WTI	1/1/2005-12/31/2005
Oil	100	BBls	36.00	WTI	1/1/2005-12/31/2005

The table below provides the volumes associated with the collar contracts as of November 15, 2004.

	Average
	Volume	Quantity	Floor-Ceiling	Index	Contract
Product	Per Day	Type	Pricing	Price (1)	Period

Natural gas	10,000	MMBtu	$4.75-$7.00	NORRM	1/1/2005-12/31/2005
Natural gas	5,000	MMBtu	$4.75-$6.75	NORRM	1/1/2005-12/31/2005
Natural gas	10,000	MMBtu	$4.75-$7.10	NORRM	1/1/2005-12/31/2005
Natural gas	5,000	MMBtu	$4.75-$6.05	NORRM	1/1/2006-12/31/2006
Natural gas	5,000	MMBtu	$4.75-$6.18	NORRM	1/1/2006-12/31/2006
Natural gas	15,000	MMBtu	$4.75-$6.21	NORRM	1/1/2006-12/31/2006

(1)	NORRM refers to Northwest Pipeline Rocky Mountains price and CIGRM refers to Colorado Interstate Gas Rocky Mountains price as quoted in Platt’s for Inside FERC on the first business day of each month. WTI refers to the West Texas Intermediate price as quoted on the New York Mercantile Exchange. See “— Quantitative and Qualitative Disclosure about Market Risk”.

       By removing the price volatility from a portion of our natural gas and oil production for 2004, 2005 and 2006, we have mitigated, but not eliminated, the potential effects of changing prices on our operating cash flow for those periods. While mitigating negative effects of falling commodity prices, these derivative contracts also limit the benefits we would receive from increases in commodity prices. It is our policy to enter into derivative contracts only with counterparties that are creditworthy major financial institutions deemed by management as competent and competitive market makers.

       On September 30, 2004, our cash flow hedge positions from natural gas and oil derivatives had an estimated net pre-tax liability of $18.2 million recorded as both current and non-current liabilities, as appropriate. We anticipate reclassifying this amount to gains or losses included in oil and gas production operating revenues as the hedged production quantity is produced. Based on current prices, the net amount of existing unrealized after-tax loss as of September 30, 2004 to be reclassified from accumulated other comprehensive income to oil and gas production operating revenues in the next twelve months would be $8.7 million. We anticipate that all original forecasted transactions will occur by the end of the originally specified time periods.

Capital Expenditures

       Our capital expenditures were $144.0 million in the nine months ended September 30, 2004 and $186.3 million in 2003. The total for the nine months ended September 30, 2004 does not include $140 million that we paid for the Piceance Basin Acquisition Properties (before closing adjustments), but does include $9.1 million for the acquisition of other properties, $116.3 million for drilling, development, exploration and exploitation (including related gathering and facilities, but excluding exploratory dry holes) of natural gas and oil properties, $17.2 million related to geologic and geophysical costs and exploratory dry holes, which are expensed under successful efforts accounting as exploration costs, and $1.3 million for furniture, fixtures and equipment. During the nine months ended September 30, 2004, we participated in the drilling of 195 gross wells and, during the year ended December 31, 2003, we participated in the drilling of 180 gross wells. The total for 2003 includes $44.4 million for the acquisition of properties, including $35.1 million for Powder River Basin properties acquired in March 2003, $140.6 million for drilling, development and exploration of natural gas and oil properties and $1.3 million for furniture, fixtures and equipment. In 2002, our capital expenditures were $166.9 million, including $74 million for the March 2002 acquisition of properties in the Wind River Basin, $8.1 million for the April 2002 acquisition of properties in the Uinta Basin, and $61.5 million for the December 2002 acquisition of properties in the Wind River, Powder River and Williston Basins, including $12.1 million assigned to properties subsequently sold, and $25.4 million for the drilling, development and exploration of natural gas and oil properties.

       Unevaluated properties increased $69.6 million, or 170%, to $110.5 million at September 30, 2004 from $40.9 million at December 31, 2003 principally as a result of our acquisition on September 1, 2004 of the Piceance Basin Acquisition Properties.

       We estimate capital expenditures will total approximately $351 million for the year 2004, including the $144 million spent in the first nine months of the year and the $140 million for our recently completed purchase of the Piceance Basin Acquisition Properties and its development through the end of 2004. We currently anticipate our capital budget will be approximately $265 million for 2005. The 2004 and 2005 capital budgets, which predominantly consist of capital for exploration and development projects, and also includes amounts for infrastructure projects and equipment, represent the largest planned use of cash available from operating activities and borrowings from our credit facility. Our long-term objective is to allocate between 70% and 80% of our capital budget to development projects, with the balance allocated to higher risk, higher potential exploration projects. The amount and timing of these capital expenditures is largely discretionary and within our control. If oil and natural gas prices decline to levels below our acceptable levels, we could choose to defer a portion of these planned 2004 and 2005 capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity by prioritizing capital projects to first focus on those that we believe will have the highest expected financial returns and ability to generate near term cash flow. We routinely monitor and adjust our capital expenditures in response to changes in prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside our control that could affect the timing of our capital expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and crews. Based upon current oil and natural gas price expectations for 2004 and 2005, we anticipate that the proceeds of this offering, our operating cash flow and available borrowing capacity under our credit facility will exceed our planned capital expenditures and other cash requirements for the years 2004 and 2005. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.

Financing Activities

      Sales and Issuances of Securities. During 2002, we raised $126.5 million, net of costs, from the sale of equity securities, during 2003 we raised $117.7 million, net of costs, from the sale of equity securities, and during the first nine months of 2004 we raised $33.8 million, net of costs, from the sale of equity securities. A summary of these transactions is as follows:

       In 2002, we

•	issued 1,540,052 shares of our common stock to our initial officers and employees for $370,000 in January to fund our formation;

•	received $27.5 million from the sale of our Series A preferred stock and a mandatorily convertible note that converts into Series A preferred stock to members of management and other private investors in March;

•	entered into a stock purchase agreement with institutional investors for the purchase of up to $255 million of Series B preferred stock for $5.00 per share pursuant to capital calls from time to time. During 2002, these investors purchased 21.1 million shares of Series B preferred stock for a total of $105.5 million; and

•	issued 119,904 shares of Series A preferred stock in July for $500,000 of value as a portion of the consideration for our obligation under an exploration agreement. These shares subsequently were returned to us when the exploration agreement was terminated in March 2004.

       In 2003, we

•	issued 23.3 million shares of Series B preferred stock to the institutional investors for a total of $116.5 million pursuant to capital calls under the Series B preferred stock purchase agreement;

•	issued 495,100 shares of Series B preferred stock to certain of our employees for $2.5 million; and

•	issued 250,600 shares of Series B preferred stock at the rate of $5.00 per share as partial payment of the total purchase price for oil and natural gas properties.

       From January 1, 2004 through September 30, 2004, we

•	issued 59,800 shares of Series B preferred stock as consideration for natural gas and oil properties valued at an estimated $322,000;

•	issued 6,600,000 shares of Series B preferred stock to the institutional investors for $33 million under the stock purchase agreement. As a result of these sales, the institutional investors have no further obligation to purchase Series B preferred stock; and

•	issued 145,918 shares of Series B preferred stock to certain of our employees for $729,590.

       The Series B preferred stock accretes a dividend at 7% per annum, compounded quarterly, which would increase to 14% after March 28, 2009. As of September 30, 2004, the accreted dividend was $31.5 million based on the 51,951,418 shares of Series B preferred stock that had been issued for a total of $259.8 million. The Series B preferred stock purchase agreement will be terminated and the preferred stock will be converted to common stock upon completion of this offering. No further capital contributions are required to be made pursuant to the Series B preferred stock purchase agreement.

       Credit Facility. Our current bank line of credit provides a borrowing base of $200 million. This credit facility was entered into on February 4, 2004 and has a maturity of February 4, 2007. The credit facility was amended on September 1, 2004. The credit facility bears interest, based on the borrowing base usage, at the applicable London Interbank Offered Rate, or LIBOR, plus applicable margins ranging from 1.25% to 3.75% or an alternate base rate, based upon the greater of the prime rate or the federal funds effective rate plus applicable margins ranging from 0% to 2.25%. We pay commitment fees ranging from 0.375% to 0.50% of the unused borrowing base. The credit facility is secured by natural gas and oil properties representing at least 85% of the value of our proved reserves and the pledge of all of the stock of our subsidiaries. The borrowing base includes a $45 million portion, referred to as the “Tranche B” portion, that allows the borrowing base to be greater than the typical borrowing base that would have been computed based on proved natural gas and oil reserves. The Tranche B portion of the borrowing base terminates on November 30, 2005. At September 30, 2004, the outstanding balance under our revolving credit facility was $93 million at an average interest rate of 3.4% per annum, and at November 15, 2004, the outstanding balance was $113 million at an interest rate of 3.8% per annum. None of the outstanding borrowings at either September 30, 2004 or November 15, 2004 were under the Tranche B portion of the borrowing base. For information concerning the effect of changes in interest rates on interest payments under this facility, see below, “— Quantitative and Qualitative Disclosure About Market Risk — Interest Rate Risks”.

       The credit facility contains certain financial covenants, including a minimum current ratio and a minimum present value to total debt ratio. The credit facility also contains certain covenants that are based on what is defined in the credit facility as EBITDAX. The credit facility defines EBITDAX as our net income, subject to certain adjustments for the particular period plus the following expenses or charges to the extent deducted from net income during that period: interest, income taxes, depreciation, depletion, amortization, exploration and abandonment expenses and other similar non-cash charges and expenses, including stock based compensation and non-cash impairments of goodwill, minus all non-cash income added to net income, in each case, and without duplication, calculated after giving pro forma effect to acquisitions and dispositions during the period. These covenants require that our debt to EBITDAX ratio cannot exceed 4.0 to 1.0 until November 30, 2005 and 3.5 to 1.0 thereafter, and that our EBITDAX to interest ratio cannot be below 2.5 to 1.0. We calculated our EBITDAX for 2003 to be $39.3 million and our debt to EBITDAX ratio was 1.5 to 1.0 and our EBITDAX to interest ratio was 27.4 to 1.0. We calculated our EBITDAX for the nine months ended September 30, 2004 to be $78.9 million so that our debt to EBITDAX ratio was 2.6 to 1.0 and our EBITDAX to interest ratio was 24.7 to 1.0. EBITDAX is not intended to represent net income (loss) as defined by generally accepted accounting principles in the United States, or GAAP, and such information should not be considered as an alternative to net income (loss), cash provided by operating activities or any other measure of performance prescribed by generally accepted accounting principles in the United States.

       The current ratio covenant states that our current ratio adjusted for the unused portion of the borrowing base and to eliminate certain non-cash assets and liabilities related to hedging activities must be greater than 1.0. We calculated the ratio for December 31, 2003 to be 1.05 and for September 30, 2004 to be 3.5.

       The ratio of present value of oil and gas properties to total debt covenant states that the defined present value divided by the outstanding debt under the bank line of credit must not be less than 1.5. This ratio is calculated every six months based on engineering estimates calculated at commodity prices and present value factors determined by the lenders. At June 30, 2004, the latest date for determination of the ratio of present value of oil and gas properties to total debt covenant, we were in compliance with this covenant. At September 30, 2004, we were in compliance with all applicable financial covenants.

       Pursuant to the September 1, 2004 amendment, we entered into hedging contracts covering 20,000 MMBtu per day of 2005 production and 25,000 MMBtu per day of 2006 production.

       Other Debt Financing. On September 1, 2004, we entered into a senior subordinated credit and guaranty agreement, or bridge loan, which has a total principal amount of $150 million. The bridge loan was used to pay the purchase price and transaction costs for the acquisition of our Piceance Basin properties and will be repaid with a portion of the proceeds of this offering. The bridge loan bears interest at a rate equal to LIBOR, for one or three month periods that we select and which are known as interest periods, plus a margin. From September 1, 2004 to June 1, 2005, the margin is 4.0%. We are required to use a portion of the proceeds of this offering to repay the bridge loan. If the bridge loan is not repaid the interest rate will increase, the financial covenants will restrict our operations and by September 1, 2005 the loan will convert into promissory notes with a maturity date of September 1, 2014 bearing these same higher interest rate and restrictive terms.

For information concerning the effect of changes in interest rates on interest payments under this facility, see below, “— Quantitative and Qualitative Disclosure About Market Risk — Interest Rate Risks”.

       The bridge loan contains the following financial covenants as long as the loan is outstanding: ratio of total debt to EBITDAX which cannot exceed 5.0 prior to November 30, 2005 (4.5 thereafter), ratio of EBITDAX to interest expense which must exceed 2.0 for any trailing four quarter period, and the ratio of the present value of our properties discounted at 9% based on current strip pricing levels to total debt must exceed 1.0. The bridge loan also contains covenants which restrict our capital expenditures after June 1, 2005 to $200 million in 2005 (including a maximum of $15 million in exploration related capital expenditures) and $100 million each year thereafter (including $10 million in exploration in exploration related capital expenditures). At September 30, 2004, we were in compliance with all applicable covenants for this loan.

       Contractual Obligations. A summary of our contractual obligations as of September 30, 2004 is provided in the following table.

	Payments Due By Year (1)(2)(3)

						After
	2004	2005	2006	2007	2008	2008	Total

	(in thousands)
Long-term debt	$—	$—	$—	$93,000	$—	$150,000	$243,000
Office and office equipment leases	170	943	944	930	911	87	3,985
Firm transportation and other	135	1,391	2,245	2,245	2,245	17,544	25,805

Total	$305	$2,334	$3,189	$96,175	$3,156	$167,631	$272,290

(1)	This table does not include the liability for dismantlement, abandonment and restoration costs of oil and gas properties. Effective with the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations,” we recorded a separate liability for the fair value of this asset retirement obligation. See Note 6 of the Notes to Consolidated Financial Statements and Note 2 of the Notes to the Unaudited Pro Forma Financial Information for further discussion.

(2)	This table does not include any liability associated with derivatives.

(3)	This table does not include any liability associated with the interest on long-term debt.

       Effective March 1, 2004, we entered into a firm transportation agreement with Questar Pipeline Company giving us guaranteed capacity on their pipeline for 8,500 MMBtu/d at a monthly charge of $45,000 for one year, with a total commitment of $540,000.

       We entered into a firm transportation agreement for our natural gas production from the Wind River and Powder River Basins with Cheyenne Plains Company giving us guaranteed capacity on their pipeline, which is currently under construction, for a period of thirteen years and three months commencing upon completion of the pipeline. Contracted volumes are 9,000 MMBtu/d for the first 12 years and three months and 5,000 MMBtu/d for the final year. Our annual commitment based on 9,000 MMBtu/d is $1,117,000, which is expected to begin approximately January 1, 2005.

       Effective September 1, 2004 as part of the acquisition of our Piceance Basin properties, we assumed the obligation of a firm transportation agreement with Questar Pipeline Company for 12,000 MMBtu/d of guaranteed pipeline capacity at a monthly charge of $94,000 per month for ten years beginning upon the completion of Questar’s upgrade of its pipeline in the Piceance Basin, which is expected to be completed in November of 2005.

Critical Accounting Policies and Estimates

       The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. Below, we have provided expanded discussion of our more significant accounting policies, estimates and judgments. We discussed the development, selection and disclosure of each of these with our audit committee. We believe these accounting policies reflect our more significant estimates and assumptions used in preparation of our financial statements. See Note 2 of the Notes to the Consolidated Financial Statements for a discussion of additional accounting policies and estimates made by management.

Oil and Gas Properties

       Our natural gas and oil exploration and production activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the property has proved reserves. Generally, if an exploratory well does not find proved reserves within one year following completion of drilling, the costs of drilling the well are charged to expense and included within cash flows from investing activities in the Consolidated Statements of Cash Flows pursuant to SFAS 19 — Financial Accounting and Reporting for Oil and Gas Producing Companies. The costs of development wells are capitalized whether productive or nonproductive. Gas and oil lease acquisition costs also are capitalized. If it is determined that these properties will not yield proved reserves, the related costs are expensed in the period in which that determination is made. Other exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for gas and oil leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production amortization rate. A gain or loss is recognized for all other sales of proved properties. Maintenance and repairs are charged to expense and renewals and betterments are capitalized to the appropriate property and equipment accounts.

       Unevaluated properties with significant acquisition costs are assessed periodically on a property-by-property basis and any impairment in value is charged to expense. Unevaluated properties whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unevaluated properties are subsequently determined to be productive, the related costs are transferred to proved gas and oil properties. Proceeds from sales of partial interests in unevaluated leases are accounted for as a recovery of cost without recognizing any gain or loss. During 2003, we recorded impairment expense of $1.8 million related to unevaluated properties.

       We review our proved natural gas and oil properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. We estimate the expected future cash flows of our gas and oil properties and compare these future cash flows to the carrying amount of the gas and oil properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.

       Our investment in natural gas and oil properties includes an estimate of the future costs associated with dismantlement, abandonment and restoration of our properties. These costs are recorded as provided in SFAS No. 143 — Accounting for Asset Retirement Obligations. The present value of the future costs are added to the capitalized costs of our oil and gas properties and recorded as a long-term liability. The capitalized cost is included in the natural gas and oil property costs that are depleted over the life of the assets. The liability for future reclamation costs increased $7.3 million to $11.6 million at September 30, 2004 from $4.3 million at December 31, 2003 as a result of increases in our investment in natural gas and oil properties during that period from the acquisition of our Piceance Basin properties and the completion of successful wells and support equipment and facilities.

       The provision for depreciation, depletion and amortization (“DD&A”) of oil and gas properties is calculated on a field-by-field basis using the unit-of-production method. Oil is converted to natural gas equivalents, Mcfe, at the rate of one barrel to six Mcf. Taken into consideration in the calculation of DD&A are estimated future dismantlement, restoration and abandonment costs, net of estimated salvage values.

Oil and Gas Reserve Quantities

       Our estimate of proved reserves is based on the quantities of oil and gas that engineering and geological analysis demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. Ryder Scott Company reviews all our reserve estimates except our reserve estimates for the Powder River Basin, which are reviewed by Netherland, Sewell & Associates. Currently, a reserve report is prepared by us for all properties and these independent engineering firms review the entire report on a well-by-well basis.

       Reserves and their relation to estimated future net cash flows impact our depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. We prepare our reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines. The independent engineering firms described above adhere to the same guidelines when reviewing our reserve reports. The accuracy of our reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates.

       Our proved reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas, and natural gas liquids eventually recovered. At year end 2003, we revised our proved reserves downward from the 2002 reserve report by approximately 41 Bcfe, offset by approximately 5 Bcfe of upward revisions due to commodity price increases.

Revenue Recognition

       We record revenues from the sales of natural gas and oil when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred.

       We may have an interest with other producers in certain properties, in which case we use the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of natural gas actually sold by the Company. In addition, we record revenue for our share of natural gas sold by other owners that cannot be volumetrically balanced in the future due to insufficient remaining reserves. We also reduce revenue for other owners’ gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. Our remaining over- and under-produced gas balancing positions are considered in our proved reserves. Gas imbalances for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 were not significant.

Derivative Instruments and Hedging Activities

       We periodically use derivative financial instruments to achieve a more predictable cash flow from our gas and oil production by reducing our exposure to price fluctuations. Currently, these transactions are swaps and are entered into with J. Aron & Company, a major financial institution and affiliate of Goldman, Sachs & Co., which is an underwriter in this offering and is affiliated with certain of our institutional investors. We account for these activities pursuant to SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities, as amended. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the balance sheet as assets or liabilities.

       The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. SFAS No. 133 requires that a company formally document, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

       For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed at least quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in earnings.

       We may use derivative financial instruments which have not been designated as hedges under SFAS No. 133 even though they protect our company from changes in commodity prices. These instruments, if used, will be marked to market with the resulting changes in fair value recorded in earnings.

       As of December 31, 2003, the fair value of the derivative positions in place, all for gas production in 2004, was $7.0 million and recorded on the balance sheet as a current liability. As of September 30, 2004, the fair value of the derivative positions for our oil and gas swaps and gas collars for 2004, 2005, and 2006 production that were in place at September 30, 2004 was $18.2 million and recorded on the balance sheet as a current liability of $13.8 million for the settlements expected to be paid within one year and other noncurrent liabilities of $4.4 million for the settlements expected to be paid later than one year. The deferred income tax effect for the difference between recording the fair value of the derivative valuation for financial reporting purposes and not for tax purposes totals $2.6 million as of December 31, 2003 and $6.7 million as of September 30, 2004, which amounts are recorded in current and noncurrent deferred tax assets.

Income Taxes

       Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred income taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets are recovered or settled.

Deferred income taxes are also recognized for tax credits that are available to offset future income taxes. Deferred income taxes are measured by applying currently enacted tax rates to the differences between financial statement and income tax reporting. We have not recognized a valuation allowance against our net deferred taxes because we believe that it is more likely than not that the net deferred tax assets will be realized based on estimates of our future operating income.

Stock-based Compensation

       We account for our stock-based awards to employees, officers and managers using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations and have adopted the disclosures only provisions of SFAS No. 123 — Accounting for Stock-Based Compensation. We account for stock-based awards to non-employees using a fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18. See “— Tranche A Option Accounting” below for a discussion of the accounting for our Tranche A Options if they are amended as described in that section.

       In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure provisions of that statement.

       Restrictions on the vesting of Management Stock and options granted under our 2002 Stock Option Plan (the “2002 Option Plan”) were put in place in connection with the initial capitalization of the Company, including Series A and B preferred stock issuances, and were designed to ensure that the relative ownership interests of Series B preferred stock investors were not diluted. Thus, the Management Stock and option grants under the 2002 Option Plan only vested if capital was raised from Series A and Series B investors (or upon other capital raising events). This is referred to as “dollar vesting” in the case of Management Stock and “equity vesting” in the case of options granted under the 2002 Option Plan. Dollar vested Management Stock and equity vested options are further subject to time vesting provisions. As of May 12, 2004, all Management Stock and options granted under the 2002 Option Plan were fully dollar and equity vested.

      We recorded non-cash stock-based compensation of $1.3 million and $3.6 million in each of 2002 and 2003, and $2.4 million and $2.6 million in the nine months ended September 30, 2003 and, 2004, respectively, for the Management Stock awards and option grants, in addition to Series B preferred stock purchases by employees at less than fair value for financial reporting purposes, using the intrinsic value method. At each measurement date, compensation expense was determined based on the then known number of options and shares that had equity and/or dollar vested and to the extent those options and shares were time vested, stock-based compensation expense was immediately recorded. The remaining charge was recorded as deferred compensation within stockholders’ equity and amortized over the remaining time vesting service period in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value

       The fair value of our common stock for stock-based awards granted during March 2002 through September 2003 was originally estimated on a contemporaneous basis by management as having a value of no greater than $0.48 per share for financial reporting purposes. Our computations during that period indicated that the corporate values of our assets, principally acquired properties, did not exceed the preferred stock preference amounts. For determining our fair value at December 31, 2003 and subsequent dates, we prepared valuation reports based on methodologies consistent with those that were proposed in the then-draft AICPA Practice Aid, “Valuation of Privately Held Company

Equity Securities Issued as Compensation”, which subsequently was issued in final form earlier this year. Since December 2003, we have contemporaneously prepared at least one valuation report per quarter, which were provided to the board of directors and used by the compensation committee when approving stock option grants. However, subsequent to filing our initial Registration Statement on Form S-1, we determined that our original valuations did not reflect the fair value of the common stock at such times for financial reporting purposes and, therefore, on a retrospective basis, we revised the valuation of our common stock for purposes of calculating non-cash deferred compensation and stock-based compensation expense. We have restated our consolidated financial statements accordingly (see Note 17 to the Consolidated Financial Statements).

       Determining the fair value of our stock requires making complex and subjective judgments. For our retrospective valuations used to calculate non-cash deferred compensation and stock-based compensation expense, we used a probability-weighted expected return method. Under the probability-weighted expected return method, the value of the common stock is estimated based upon an analysis of values for us assuming various outcomes (initial public offering, merger or sale, liquidation, and remaining private) and the estimated probability of each outcome assuming that all preferred stock is converted into common stock. Given our expected growth and the stage in our plans and operations, we placed increasing weight on an initial public offering or merger or sale within the probability-weighted expected return method for more recent valuation dates.

       Our valuation comparisons and estimates are inherently uncertain. The assumptions underlying the estimates are consistent with our business plan. The risks associated with achieving various outcomes related to our forecasts were assessed when selecting the weighting within the probability-weighted expected return method. If different probabilities had been used, the valuations would have been different. Furthermore, we did not use an unrelated valuation specialist. However, we believe that our current management team has the appropriate expertise and experience to perform such analyses and we utilize methodologies acknowledged in the AICPA Practice Aid, but the valuation results we calculate may be different than what an unrelated valuation specialist may have calculated.

Significant Factors Contributing to the Difference between Fair Values as of the Date of Each Grant and Estimated Initial Public Offering Price

       As disclosed in Note 10 to the Consolidated Financial Statement, and giving effect to the reverse stock split in connection with this offering, we granted:

•	1,540,052 shares of our common stock to our initial officers and employees for $370,000 in January 2002 to fund our formation;

•	832,721 Tranche A and 225,854 Tranche B stock options with weighted average exercise prices of $35.40 and $0.48 per share, respectively, in the period from January 7, 2002 (inception) through December 31, 2002;

•	186,651 Tranche A and 176,093 Tranche B stock options with weighted average exercise prices of $35.40 and $0.52 per share, respectively, in the year ended December 31, 2003; and

•	17,628 Tranche A, 7,712 Tranche B, and 36,724 2003 Option Plan stock options with weighted average exercise prices of $35.40, $2.77, and $7.48 per share, respectively, in the nine months ended September 30, 2004.

       We determined that the fair value per share of our common stock for financial reporting purposes was $2.94 (or $18.56 less than our assumed initial public offering price of $21.50) as of December 31, 2002, was $7.57 (or $13.93 less than our assumed initial public offering price of $21.50) as of December 31, 2003, $17.65 (or $3.85 less than our assumed initial public offering price of $21.50) as of September 1, 2004. The reasons for the increase in our common share value over our history and the estimated initial public offering price of $21.50 per share are as follows:

•	From inception through March 2003, we were focused on building an asset base by acquiring properties through several large acquisitions. We did not begin active development of these properties until mid-2003. From April 2003 through December 2003, we were focused on developing the properties we had acquired by investing a significant amount of capital. In the fourth quarter of 2003, the impact of the development activities was demonstrated by increased production. In the first quarter of 2004, we began serious discussions regarding an initial public offering. Additionally, production continued to increase as we brought more wells on to production as a result of continued capital being invested in development activities.

•	On September 1, 2004, we acquired properties in the Piceance Basin with estimated proved reserves of 46 Bcfe and over 9,000 net undeveloped net leasehold acres with 625 identified drilling locations.

•	Throughout our history of acquiring and developing oil and gas properties, realized prices for oil and gas have significantly increased. We believe that investors have expectations for future commodity prices that are more in line with those realized in 2004 than those realized in 2002. Furthermore, the increase in prices has led to increased cash flow, which is another important valuation metric. Thus, we believe that commodity price increases have factored into the increase in our corporate value.

      Based on an assumed initial public offering price of $21.50 per share, the intrinsic value of all options outstanding at September 30, 2004, was $5.9 million, of which $1.2 million related to vested options and $4.7 million related to unvested options.

Acquisitions

       The establishment of our initial asset base since our founding in January 2002 has included five major acquisitions of oil and natural gas properties. These acquisitions have been accounted for using the purchase method of accounting.

       Under the purchase method, the acquiring company adds to its balance sheet the estimated fair values of the acquired company’s assets and liabilities. Any excess of the purchase price over the fair values of the tangible and intangible net assets acquired is recorded as goodwill. Goodwill is assessed for impairment at least annually. In each of our acquisitions it was determined that the purchase price did not exceed the fair value of the net assets acquired. Therefore, no goodwill was recorded.

       There are various assumptions we made in determining the fair values of acquired assets and liabilities. The most significant assumptions, and the ones requiring the most judgment, involve the estimated fair values of the natural gas and oil properties acquired. To determine the fair values of these properties, we prepare estimates of natural gas and oil reserves. These estimates are based on work performed by our engineers and that of outside consultants. The fair value of reserves acquired in a business combination must be based on our estimates of future natural gas and oil prices and not the prices at the time of the acquisition. Our estimates of future prices are based on our own analysis of pricing trends. These estimates are based on current data obtained with regard to regional and worldwide supply and demand dynamics such as economic growth forecasts. They also are based on industry data regarding natural gas storage availability, drilling rig activity, changes in delivery capacity, trends in regional pricing differentials and other fundamental analysis. Forecasts of future prices from independent third parties are noted when we make our pricing estimates.

       We estimate future prices to apply to the estimated reserve quantities acquired, and estimate future operating and development costs, to arrive at estimates of future net revenues. For estimated proved reserves, the future net revenues are then discounted using a rate determined appropriate at the time of the business combination based upon our cost of capital.

       We also apply these same general principles in arriving at the fair value of unevaluated properties acquired in a business combination. These unevaluated properties generally represent the value of probable and possible reserves. Because of their very nature, probable and possible reserve estimates are more imprecise than those of proved reserves. To compensate for the inherent risk of estimating and valuing probable and possible reserves, we apply a risk-weighting factor to probable and possible volumes to reduce the estimated reserve volumes. Additionally, we increase the discount factor, compared to proved reserves, to recognize the additional uncertainties related to determining the value of probable and possible reserves.

Tranche A Option Accounting

       We intend to allow the holders of outstanding Tranche A Options to amend those options, effective upon the closing of this offering, to provide that each option to purchase one share of common stock for $35.40 per share would become an option to purchase a number of shares of common stock at the initial public offering price that has an estimated fair value that is equivalent to the estimated fair value of the outstanding Tranche A Options based on a Black-Scholes model calculation. As a result of this amendment, following the closing of this offering we would change the accounting for these options from fixed plan accounting to variable plan accounting. Under variable plan accounting, we would recognize compensation expense, or a reduction to a previously recognized expense, for the vested portion of the option at the end of each quarter to the extent that the estimated fair value of the common stock underlying the options exceeds the amended exercise price until the time that the options are exercised, forfeited or expire. These non-cash charges would result in lower earnings or increased losses, and credits of previously recognized expenses would result in increased earnings or lower losses.

New Accounting Pronouncements

       In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. There had been industry wide uncertainty as to whether SFAS No. 142 required registrants to reclassify costs associated with mineral rights, including both proved and unproved leasehold acquisition costs, as intangible assets in the balance sheet, apart from other capitalized oil and gas property costs. However, in September 2004 the FASB issued FASB Staff Position (“FSP”) No. FAS 142-2, Application of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” to Oil- and Gas-Producing Entities, which clarifies that drilling and mineral rights of oil- and gas-producing entities that are within the scope of SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, are tangible assets. Historically, the Company has included the costs of such mineral rights as a component of oil and gas properties, which is consistent with the FSP. As such, the Company’s consolidated financial statements were not affected.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements as equity or between the liabilities section and the equity section, rather than as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, which adoption had no effect on our financial position, results of operations or cash flows.

       In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. FIN 45 also requires additional disclosures about the guarantees an entity has issued, including a rollforward of the entity’s product warranty liabilities. We adopted FIN 45 in 2003, which had no effect on our financial position, results of operations or cash flows.

       In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No 51. This interpretation, as revised by Interpretation No. 46-R in December 2003, clarifies consolidation requirements for variable interest entities. It establishes additional factors beyond ownership of a majority voting interest to indicate that a company has a controlling financial interest in an entity or a relationship sufficiently similar to a controlling financial interest that it requires consolidation. This interpretation applies immediately to variable interest entities created or obtained after January 31, 2003 and must be retroactively applied to holdings in variable interest entities acquired before February 1, 2003 in interim and annual financial statements issued for periods ending after March 15, 2004. The adoption of this interpretation had no impact on our financial position, results of operations or cash flows.

       In March 2004, FASB issued consensus on EITF 03-6, “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share,” related to calculating earnings per share with respect to using the two class method for participating securities. This pronouncement is effective for all periods after March 31, 2004, and will require earlier periods to be restated. We were early adopters of this pronouncement. Our earnings per share reflect the two class method as our preferred convertible securities are deemed participating under EITF 03-6. The adoption of EITF 03-6 had no impact on our financial position, results of operations or cash flows.

      In September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 0-3-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. We continue to assess the potential impact that the adoption of the proposed FSP could have on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

       The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

       Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot market prices applicable to our U.S. natural gas production. Pricing for oil and natural gas production has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. The prices we receive for production depend on many factors outside of our control. Based on our average daily production and our price swap contracts in place in the first nine months of 2004, our annual income before income taxes for the nine month period would have changed by approximately $1.3 million for each $0.10 change in natural gas prices and approximately $310,000 for each $1.00 change in crude oil prices.

       We periodically have entered into and anticipate entering into financial hedging activities with respect to a portion of our projected natural gas and oil production through various financial transactions which hedge the future prices received. These transactions may include financial price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty, and cashless price collars that set a floor and ceiling price for the hedged production. If the applicable monthly price indices are outside of the ranges set by the floor and ceiling prices in the various collars, we and the counterparty to the collars would be required to settle the difference. These financial hedging activities are intended to support natural gas and oil prices at targeted levels and to manage our exposure to oil and gas price fluctuations. We do not hold or issue derivative instruments for speculative trading purposes.

       As of December 31, 2003, we had hedges in place for approximately 11 Bcf of gas production for 2004. Under these hedges we will pay the counterparty an index price based on Northwest Pipeline Rocky Mountains price or Colorado Interstate Gas Rocky Mountains price, and we will receive fixed prices ranging from $3.67 per MMBtu to $4.34 per MMBtu. Settlement of these payments will be netted to one payment between the counterparty and us. Based on the pricing as of December 31, 2003, the fair value of our hedge positions was a liability of $7.0 million owed by us to the counterparty. A $0.10 increase in the index gas prices above the December 31, 2003 prices for 2004 would increase the liability by $1.1 million; conversely, a $0.10 decrease in the gas price would decrease the liability by $1.1 million. Subsequent to December 31, 2003, we entered into additional hedges for natural gas and oil production in 2005 and natural gas production for 2006. As of September 30, 2004, the fair market value of our hedge positions was a liability of $18.2 million owed by us to the counterparty. These hedges are summarized in the table presented above under “— Cash Flow from Operating Activities”.

Price Swaps

       Through various price swaps, we have fixed the price we will receive on a portion of our natural gas production in 2004 and a portion of our natural gas and oil production in 2005. The table presented above under “— Cash Flow from Operating Activities” provides the volumes associated with these various arrangements as of November 15, 2004.

       In a swap transaction, the counterparty is required to make a payment to us for the difference between the fixed price and the settlement price if the settlement price is below the fixed price. We are required to make a payment to the counterparty for the difference between the fixed price and the settlement price if the fixed price is below the settlement price.

Price Collars

       Through price collars, we have fixed the minimum and maximum prices we will receive on a portion of our natural gas production in 2005 and 2006 based on a $4.75 Northwest Pipeline Corp. Rocky Mountain floor. The table presented above under “— Cash Flow from Operating Activities” provides the volumes and floor and ceiling prices associated with these various arrangements as of November 15, 2004.

       In a collar transaction, the counterparty is required to make a payment to us for the difference between the fixed floor price and the settlement price if the settlement price is below the fixed floor price. We are required to make a payment to the counterparty for the difference between the fixed ceiling price and the settlement price if the fixed ceiling price is below the settlement price. Neither party is required to make a payment if the settlement price falls between the fixed floor and ceiling price.

Interest Rate Risks

       At December 31, 2003, we had debt outstanding of $57 million, all of which bears interest at floating rates in accordance with our revolving credit facility. The average annual interest rate incurred on this debt for the year ended December 31, 2003 was 3.7%. We had $93 million outstanding under this facility as of September 30, 2004 at an average interest rate of 3.4%. The average annual interest rate incurred on this debt for the nine months ended September 30, 2004 was 3.9%. A one hundred basis point (1.0%) increase in each of the LIBOR rate and federal funds rate as of September 30, 2004 would result in an estimated $0.6 million increase in annual interest expense assuming a similar average debt level to the nine months ended September 30, 2004.

       On September 1, 2004, we borrowed $150 million under the bridge loan to finance the acquisition of properties in the Piceance Basin which currently carries an interest rate of 5.8% based on the LIBOR plus 4%. A one hundred basis point (1.0%) increase in the LIBOR rate would increase our annual interest expense by approximately $1.5 million.

BUSINESS

General

      Bill Barrett Corporation is a rapidly growing independent oil and gas company focused on natural gas exploration and development in the Rocky Mountain region. We have exploration and development projects in nine basins. Our management has an extensive track record with expertise in the full spectrum of Rocky Mountain plays. Our strategy is to maximize stockholder value by leveraging our management team’s experience finding and developing oil and gas in the Rocky Mountain region to profitably grow our reserves and production, primarily through the drill-bit.

Key Basins of Activity

       We operate in nine basins, the Piceance, the Wind River, the Uinta, the Powder River, the Williston, the Green River, the Denver-Julesburg, the Paradox and the Big Horn.

       Piceance Basin. The Piceance Basin is located in northwestern Colorado and represents a new focus area for our development activities and expected production growth in 2005. We acquired developed and undeveloped properties in September 2004.

      Wind River Basin. The Wind River Basin is located in central Wyoming and is our largest producing area. Our operations in the basin include active infill and field expansion development programs, as well as significant exploration activities. Our development operations are conducted in three general project areas. We also have eight exploration projects and view this basin as an important exploratory area.

      Uinta Basin. The Uinta Basin is located in northeastern Utah and represents a substantial part of our development and exploration activities and expected production growth in 2004 and 2005.

Our development operations are conducted primarily in two areas. We also have a position in four exploratory projects in the basin.

      Powder River Basin. The Powder River Basin is located in northeastern Wyoming. All of our operations in this basin are in coalbed methane plays. Our coalbed methane activities have resulted in high drilling success and lower drilling costs than our other drilling programs; however, the average coalbed methane well in the Powder River Basin produces at a much lower rate with fewer reserves attributed to it than conventional natural gas wells in the Rockies. This basin represents a significant part of our drilling program and expected production growth in 2004. Our development operations are conducted in seven project areas. Many of our leases in the Wyodak in this basin are in areas that have been partially depleted or drained by earlier offset drilling.

      Williston Basin. The Williston Basin is located in western North Dakota, northwestern South Dakota and eastern Montana. It is a predominantly oil prone basin and represents our only oil focused project area. Our activities in this basin include both development and exploration drilling programs concentrated in two areas. We use horizontal drilling technology and 3-D seismic surveys in the Williston to expand existing fields, target exploration projects and increase our recoveries.

      Green River Basin. The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah. In June 2004, we acquired leasehold interests in an exploration project in the basin.

      Denver-Julesburg Basin. Our operations in the DJ Basin are concentrated in the Tri-State exploration project, which extends into Colorado, Kansas and Nebraska. These operations are exploratory and involve the extensive use of 3-D seismic technology to target shallow biogenic gas and deeper conventional oil accumulations.

      Paradox Basin. The Paradox Basin is located in southwestern Colorado and southeastern Utah. We are in the initial stages of two exploration projects in the basin focusing on natural gas.

      Big Horn Basin. The Big Horn Basin is located in north central Wyoming. We are in the initial phases of an exploration project targeting both structural-stratigraphic and basin centered tight gas plays.

Our Strategy

       The principal elements of our strategy to maximize stockholder value are to:

•	Drive Growth Through the Drill-bit. We expect to generate long-term reserve and production growth predominantly through our drilling activities. We believe our management team’s experience and expertise enable us to identify, evaluate and develop new natural gas and oil reservoirs. Throughout our operations, we apply technology, including advanced drilling and completion techniques and new geologic and seismic applications. From inception through September 30, 2004, we participated in the drilling of 382 gross wells. We plan to participate in the drilling of a total of 286 gross wells in 2004, 195 of which were drilled during the nine months ended September 30, 2004.

•	Pursue High Potential Projects. We have assembled several projects that we believe provide future long-term drilling inventories. In addition to nine key development areas, we currently are involved in 22 exploration projects. Our team of 17 geologists and geophysicists, which includes our Chief Executive Officer, is dedicated to generating new geologic concepts. These individuals have an average of more than 23 years of experience in the industry, primarily in the Rocky Mountain region. Our long-term objective is to allocate between 70% and 80% of our capital budget to development projects, with the balance allocated to higher risk, higher potential projects.

•	Focus on Natural Gas in the Rocky Mountain Region. We intend to capitalize on the large estimated undeveloped natural gas resource base in the Rocky Mountains, while selectively pursuing attractive oil opportunities in the region. We believe the Rockies represent one of the few natural gas provinces in North America with significant remaining development potential. All of our production is from the Rockies, and for the month of September 2004, approximately 90% was natural gas.

•	Reduce Costs and Maximize Operational Control. Our objective is to generate profitable growth and high returns for our stockholders. We expect that our unit cost structure will benefit from economies of scale as we grow, maintaining high operatorship of our reserves and production, and our continuing cost management initiatives. As we manage our growth, we are actively focusing on reducing lease operating expenses, general and administrative costs and finding and development costs. It is strategically important to us to serve as operator of our properties when possible, as that allows us to exert greater control over costs and timing in our exploration, development and production activities. We operated approximately 92% of our September 2004 production and, as of September 30, 2004, we owned an average working interest of approximately 68% in 1,217,956 gross undeveloped acres, as well as an additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement.

•	Pursue Reserve and Leasehold Acquisitions. Past acquisitions have played an important part in establishing our asset base. We intend to use our experience and regional expertise to supplement our drill-bit growth strategy with complementary acquisitions that have the potential to provide long-term drilling inventories or that have undeveloped leasehold positions. We actively review acquisition opportunities on an ongoing basis.

Competitive Strengths

       We have a number of strengths that we believe will help us successfully execute our strategy.

•	Experienced Management Team. Although we compete against companies with more financial and human resources than ours, we believe our management team’s experience and expertise in the Rocky Mountains provide a distinct competitive advantage. Our eleven corporate officers average 24 years of experience working in and servicing the industry. Our Chief Executive Officer and other members of our management team worked together as executives or advisors for many years with Barrett Resources Corporation, a publicly-traded Rocky Mountain oil and gas company that was founded in 1980 and sold in 2001 in a transaction valued at approximately $2.8 billion. Further, members of our team are widely acknowledged as leading explorationists and were involved in finding or developing several of the largest Rocky Mountain natural gas and oil fields during the last three decades, including the Grand Valley and Parachute fields in the Piceance Basin, the Powder River Basin coalbed methane play, the Hilight field, the Cave Gulch field and the Madden field.

•	Inventory of Growth Opportunities. We have established an asset base of over 820,000 net undeveloped leasehold acres as of September 30, 2004, as well as an additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement. As of December 31, 2003, we had identified a total of 1,577 drilling locations across all our operations, which we believe represents approximately five years of drilling inventory, although our future drilling activities may change based on several factors including the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors. On September 1, 2004, we acquired an additional 625 drilling locations related to the Piceance Basin properties. From inception through September 30, 2004, we participated in the drilling of 382 gross wells. In 2004, we plan to participate in the drilling of 286 gross wells across our operations. During the nine months ended September 30, 2004, we participated in the drilling of 195 of these wells. In addition, we currently have 22 exploration projects.

•	Rocky Mountain Asset Base. In January 2004, the Department of Energy estimated that Rocky Mountain natural gas production would grow by 91% from 2002 to 2025, compared to other large U.S. gas producing areas, which were forecast to decline or grow at significantly lower rates over the same period. Our assets are focused in the natural gas prone basins of the Rockies. This asset base allows us to leverage our experience and expertise as we pursue our growth strategy. Although we are focused in the Rockies, we are active in nine distinct basins in the region, which provide both geographic and geologic diversification.

•	Financial Flexibility. As of September 30, 2004, as adjusted for the offering and intended use of proceeds to repay indebtedness, we would have $2 million debt outstanding and $198 million available under our revolving credit facility. We are committed to maintaining a conservative financial position to preserve our financial flexibility. Based on our current budget, we believe that our operating cash flow and available borrowing capacity under our credit facility, after reducing outstanding amounts with the proceeds of this offering, will provide us with the financial flexibility to pursue our planned exploration and development activities.

•	Significant Employee Investment. All of our corporate officers and 62% of our total employees own our stock, for which they have made cash investments totalling $11.5 million. Following this offering, 100% of our employees will own our stock or our stock options. As a result, our management team and other employees have interests that are aligned with those of our stockholders.

Risks Related to Our Business and Strategy

       The following considerations could have a negative effect on our strategy as well as activities on our properties and what we believe to be our competitive strengths to execute our strategy and activities:

•	Limited Operating History. We are a relatively new company. As such, we have made major expenditures to acquire and develop our property base and substantially increase production. This resulted in significant losses in certain periods since our inception. We can give no assurance that we will not incur losses in the future.

•	Risks Relating to Oil and Gas Reserves. Reserve estimates are based on many assumptions and our properties may not produce as we originally forecast. For example, we reduced our reserves by approximately 41 Bcfe at year-end 2003 due to reclassifying reserves previously characterized as proved. In addition, our reserve report reflects that, as we produce our reserves, they would decline at an estimated rate of 13% per year after 2005, which will only be abated if we are successful in finding or acquiring new reserves. Moreover, our own reserve estimates for a significant number of our properties are more than 10% above or below the estimates prepared by our independent reserve engineers.

•	Concentration and Competition. Our concentration in the Rocky Mountains may make us disproportionately exposed to impacts of weather, government regulation and transportation constraints common to that geographic location. Competition with other companies in the Rockies is significant and may hinder our ability to pursue reserve and leasehold acquisitions as well as our ability to operate in certain of our core areas.

•	Risks Related to Rapid Growth. We have grown rapidly through acquisitions and may engage in additional acquisitions in the future. Acquired properties may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against them.

       For a discussion of other considerations that could have a negative effect on our strategy and what we believe to be our competitive strengths to execute our strategy, see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Piceance Basin

       The Piceance Basin is located in northwestern Colorado. We entered the Piceance Basin on September 1, 2004, when we purchased producing properties from Calpine Corporation and Calpine Natural Gas L.P., which included 25,985 gross and 19,180 net acres in and around Gibson Gulch field for approximately $140 million. Our planned activities will be in the southeastern and eastern portion of this basin. Several members of our senior management team were involved with the discovery, exploration and development of three large gas fields, Grand Valley, Parachute and Rulison, located in the south central part of the Piceance Basin. These fields lie along a continuous 25 mile productive trend of basin centered gas trapped in the tight sandstones of the Mesaverde Group. Industry participants along this trend, which in addition to Grand Valley, Parachute and Rulison include Mamm Creek and our Gibson Gulch field, have been actively conducting development drilling programs on a 20-acre pattern. Our natural gas production in this basin currently is gathered through our own gathering system and delivered to markets through pipelines owned by Questar Pipeline Company.

      The reservoirs of the Mesaverde Group have two main attributes. First, the upper portion of the stratigraphic section is composed of multiple stacked, but discontinuous, sandstone reservoirs. Second, the lower portion of the section is composed of sandstones and coal beds that are more continuous and cover wide areas. We believe these attributes of the Mesaverde, together, increase the likelihood of finding economic quantities of natural gas.

Gibson Gulch

       The Gibson Gulch field is a basin centered gas play along the north side of the Divide Creek anticline at the eastern end of the Piceance Basin’s productive Mesaverde trend. Our properties are largely undeveloped relative to those fields to the west and southwest. Currently, our primary focus at Gibson Gulch is a Mesaverde development drilling program between 4,000 and 7,000 feet. In our initial wells, we plan to drill to 8,500 feet to test the potential of the deeper more continuous Cozzette and Corcoran sandstones, which are productive at the nearby Divide Creek field. We also plan to test the potential of completing the shallower Wasatch formation in selected wellbores.

      Our estimated net proved reserves in this basin were 46 Bcfe at September 1, 2004. We acquired interests in 82 gross producing wells that produced 6.4 MMcfe/d in the month of September 2004 with an average working interest of 97%. At September 30, 2004, our total leasehold position in Gibson Gulch consisted of 13,234 gross and 9,044 net undeveloped acres and 12,751 gross and 10,136 net developed acres. Initially, our drilling program is focused on the undeveloped acreage comprised of fee leaseholds, which should provide broader drilling windows and fewer regulatory challenges than typically encountered with a federal leasehold. At September 1, 2004, we held an inventory of 625 drilling locations on a 20-acre pattern. We believe that additional locations may be present on our adjacent acreage position and as we investigate the feasibility of 10-acre well density. Currently, we estimate our capital expenditures for 2004 will be $14.6 million to participate in the drilling of eight wells and the recompletion of three wells. We currently plan a $117 million capital program for 2005 in Gibson Gulch.

Wind River Basin

       The Wind River Basin is located in central Wyoming. Our activities are concentrated primarily in the eastern Wind River Basin. Members of our management team have been credited with the prior discovery of two of the basin’s largest natural gas fields, Madden and Cave Gulch. In addition, while at Barrett Resources, members of our team were involved in other areas in the basin including Wallace Creek and East Madden. Our Wind River Basin development operations are conducted in three general project areas located along the greater Waltman Arch area: Cave Gulch, Cooper Reservoir and Wallace Creek. In addition, we have eight exploration projects, of which Pommard, Windjammer, Talon and East Madden are in areas of the basin where we have no existing development operations.

      We acquired our Cave Gulch, Wallace Creek and a portion of our East Madden properties in March 2002 and our Cooper Reservoir assets in December 2002. Our total leasehold position in the Wind River Basin as of September 30, 2004 consisted of 400,163 gross and 170,757 net undeveloped acres and 7,284 gross and 5,981 developed acres. Our estimated net proved reserves in the Wind River Basin at year end 2003 were 101 Bcfe. Our current operations in the basin include active infill and field expansion development programs, as well as exploration activities. We have access to over 450 square miles of 3-D seismic in seven different surveys covering the Cave Gulch, Cooper Reservoir, Wallace Creek, Stone Cabin and East Madden project areas, and 3,700 miles of 2-D seismic across a majority of the eastern Wind River Basin. Our natural gas production in this basin is gathered through our own gathering systems and delivered to markets through pipelines owned by Kinder Morgan Interstate and Colorado Interstate Gas Company (“CIG”).

Cave Gulch

       The Cave Gulch field is a structural-stratigraphic play along the Owl Creek Thrust at the northern end of the Waltman Arch. Our primary focus is a 20-acre development program involving drilling and recompletions in discontinuous lenticular sands at depths from approximately 4,900 to 9,200 feet in the Lance formation. We also are producing from wells in two other zones: the Fort Union, from 3,500 to 4,900 feet, and the overpressured deep Frontier and Muddy formations, from 16,700 to 19,000 feet.

       Our estimated net proved reserves in the Cave Gulch field were 50 Bcfe at year end 2003. At September 30, 2004, we had interests in 72 gross producing wells and production for the month of September 2004 was 28.1 MMcfe/d with an average working interest of 89%. We operated 99% of our September 2004 production in the area. At September 30, 2004, our total leasehold position in Cave Gulch consisted of 16,532 gross and 12,642 net undeveloped acres and 2,012 gross and 1,649 net developed acres. Currently, we estimate our capital expenditures for 2004 will be $15.8 million in Cave Gulch, which includes 11 gross Lance wells and one recompletion. In the first nine months of 2004, we had successfully drilled and completed ten Lance wells in our capital program. In the third quarter of 2004, we identified one extension well as a dry hole. At December 31, 2003, we held an inventory of 52 Lance identified drilling locations (14 of which are PUDs), including 20- and 10-acre locations. In addition, we held an inventory of nine deep Frontier/ Muddy identified drilling locations at December 31, 2003. We currently plan a $16.3 million capital program for 2005 in Cave Gulch.

Cooper Reservoir

       Our position in the Cooper Reservoir field lies six miles south of Cave Gulch along the Waltman Arch. As at Cave Gulch, our targets at Cooper are the Lance and Fort Union formations at depths ranging from 3,200 to 8,500 feet. Currently, our primary focus is 20-acre development of the Lance and Fort Union formations within the Cooper Reservoir unit, and 40-acre Lance development on field extensions north and south of this unit. We are using 3-D seismic technology across the Cooper Reservoir area region to evaluate other opportunities.

       Our estimated net proved reserves in Cooper Reservoir were 36 Bcfe at year end 2003. At September 30, 2004, we had interests in 49 gross producing wells and production for the month of September 2004 was 14.4 MMcfe/d with an average working interest of 99%. We operated all of our September 2004 production in the area. At September 30, 2004, our total leasehold position in Cooper Reservoir consisted of 13,392 gross and 10,156 net undeveloped acres and 2,962 gross and 2,799 net developed acres. Currently, we estimate our capital expenditures for 2004 will be $37.9 million in Cooper Reservoir, which includes 29 gross Lance/Fort Union wells, three Lance/Fort Union recompletions, and gas gathering and water disposal facilities. In the first nine months of 2004, we drilled 24 Lance/Fort Union wells in our 2004 capital program. Thirteen of those wells are producing, and two extension wells were classified as dry holes. At December 31, 2003, we held an inventory of 123 Lance/Fort Union identified drilling locations (24 of which are PUDs), including 20 and 10-acre locations. In March 2004, we received approval of an Environmental Assessment, or EA, to drill up to 127 additional wells from 77 new locations at any density down to 10 acres in the Cooper Reservoir area. We currently plan a $16 million capital program for 2005 in Cooper Reservoir.

Wallace Creek, Stone Cabin and Pommard

       Our estimated net proved reserves in Wallace Creek and Stone Cabin were 15 Bcfe at year end 2003. At September 30, 2004, we had a 100% working interest in 15 producing wells and production for the month of September 2004 was 7.5 MMcfe/d, all of which we operated. Currently, we estimate our capital expenditures for 2004 will be $32.7 million in Wallace Creek, Stone Cabin and Pommard, which includes four gross Raderville wells, three gross Frontier/ Muddy wells (of which two are exploratory), one Tensleep test at Pommard, one Raderville recompletion and associated facilities. We currently plan a $9 million capital program for 2005 in Wallace Creek and Stone Cabin.

       Wallace Creek. Our position in the Wallace Creek field lies nine miles south of Cooper Reservoir. The field sits at the southern end of the Wallace Creek Arch. Currently, our primary focus in Wallace Creek is a Raderville development drilling program between 6,800 and 8,800 feet. In 2003, we drilled five wells in Wallace Creek, of which four were successful Raderville wells drilled adjacent to the area with production from the Raderville formation that was discovered by another operator in 1966 and one well was an unsuccessful shallow test targeting the Lance formation. In the first nine months of 2004, four Raderville wells were drilled with no commercial production from that formation. One of these wells, the Stone Cabin 44-16, was recompleted and is currently producing from the Lewis formation, and the other three wells, the Stone Cabin 11-27R, Stone Cabin 33-21R and Stone Cabin 33-16R, were determined to be dry holes. At December 31, 2003, we held an inventory of 20 Raderville identified drilling locations on an 80-acre development pattern, with three of those locations classified as PUDs. We believe that additional Raderville locations may be present on our acreage adjacent to Wallace Creek as well as to the northwest in our Windjammer exploratory project area.

       Our total leasehold position in Wallace Creek consists of 25,619 gross and 21,201 net undeveloped acres and 1,478 gross and 1,113 net developed acres, with an average working interest of 82% at September 30, 2004.

       We also recognize a potential coalbed methane play in the Wallace Creek area. We currently are assessing the multiple coal beds of the Meeteetse formation which underlies the Lance formation in a 1,500 to 4,500 feet depth range.

       Stone Cabin. Our Stone Cabin exploratory area is our newest discovery area in the Wind River Basin. The Stone Cabin area is located between Wallace Creek and Cooper Reservoir. We hold 15,056 gross and 12,342 net leasehold acres in this area with an average working interest of 82%. Our primary focus at Stone Cabin is the overpressured Frontier and Muddy formations. In 2003, we formed a federal unit, the Stone Cabin unit, that is contiguous with the Cooper Reservoir and Wallace Creek units to the north and south, respectively. We completed the Stone Cabin Unit #1 discovery well, known as the SCU #1 (total depth 13,500 feet), in October 2003. The well was stimulated in December 2003 and produced at a peak daily net rate of 7.7 MMcfe in January 2004. The SCU #1 well has been in continuous production since being stimulated in December 2003 and, in September 2004, the well produced at an average daily net rate of 4.4 MMcfe.

       Through September 2004, three additional Stone Cabin wells, consisting of one development and two exploratory wells, were drilled and determined to be dry holes.

       Pommard. Our Pommard exploratory area covers approximately 2,200 gross and net leasehold acres, two and a half miles northwest of Wallace Creek. With our Wallace Creek 3-D seismic survey, we have identified a structural feature on our Pommard prospect beginning at the deeper Tensleep level (approximately 2,000 feet below the Muddy), and still apparent at the shallower Frontier/ Muddy levels, which may have potential for new natural gas and oil reserves. We currently own a 100% working interest across a significant portion of this feature. As of September 2004, we finished drilling and ran production casing at a depth of 14,976 feet on the Pommard #1. We currently are testing the Tensleep formation. We also may evaluate several other uphole formations. We estimate the cost of the well to be approximately $9 million.

Windjammer

       Our Windjammer exploratory area lies to the northwest of our Wallace Creek development project. We are evaluating the same Raderville formation in Windjammer that we currently are developing at Wallace Creek. Based on 3-D amplitude mapping, subsurface and well control data, we believe the Raderville trend extends from Wallace Creek to the northwest into the Windjammer area. Subject to federal regulatory approval, we plan to conduct a 114 square mile 3-D survey in 2004 across the Windjammer area to assess the Raderville, as well as the Muddy and Frontier, potential. We hold 7,889 net undeveloped leasehold acres for exploration in this area.

Talon and East Madden

       In our Talon and East Madden areas, we are targeting an uncoventional, basin centered play concept in the Lance and Fort Union formations. Currently, we estimate our capital expenditures for 2004 will be $15.3 million to purchase leases, acquire 3-D seismic, drill six Lance exploratory wells, and drill two shallow Fort Union wells.

      Talon. The Talon exploratory project lies due west of the Cave Gulch area and extends over a multi-township area. We are targeting a basin centered Lance and Fort Union play in the project. We believe the Lance formation ranges from approximately 9,000 to 14,000 feet in depth in this area and may contain overpressured lenticular and fractured gas charged sands in a basin centered setting. We also will target sands and coals that we believe to be in the Fort Union formation at depths of 6,000 to 9,000 feet. We recompleted two wells in the Talon area in a shallower Lower Fort Union formation. We are planning on an additional recompletion and the drilling of two gross Fort Union wells. Our first production was in May 2004 and, in September 2004, we produced a net 0.1 MMcfe/d with an average working interest of 40%.

       We have assembled 225,221 gross and 71,936 net leasehold acres in the Talon Lance/ Fort Union play. Currently, there are three federal exploratory Units in our Talon region: the Talon Unit operated by us, and the Mahoney and River Bank Units operated by a third party. In Talon Unit, we have an average working interest of 64.5% and in the River bank and Mahoney Units we have an average working interest of 37.5%. We also have multiple lease tracts across the Talon region, totaling 3,400 acres, where we have 100% working interest. Currently, we have three exploratory Lance wells, one in each unit, planned for Talon in 2004. In July 2004, we finished drilling to a depth of 13,000 feet and set production casing on our first Lance test well, the Talon Unit #1. We currently are completing numerous gas charged sands in both the Lance and Fort Union formations. Depending on our test results in the Talon Lance play, we may identify locations to develop across portions of our acreage on a 40-acre pattern.

       East Madden. Our East Madden exploration prospect lies east of the extensive Madden field along the Madden anticline. We currently hold 40,666 gross and 23,316 net leasehold acres in this area. Our concept for East Madden, similar to that in the Talon region, is to explore the overpressured Lance formation. The Lance formation ranges from approximately 11,000 to 16,000 feet in depth in this area. We have identified our first location for a 16,000 foot Lance test well, which we will drill in 2004 as operator for an industry partner pursuant to a farm-out agreement. We will retain a 25% working interest before payout and a 45% working interest after payout in this well. If the industry partner elects to drill a second option well, we will farmout an additional one-sixth (16.67%) interest, so that our eventual interest in the prospect will be 37.5%. If the industry partner drilled both the test well and option well, it will have earned 10,207 net acres out of our total net acreage inventory of 23,316. Depending on our exploratory results in the East Madden play, we may identify locations in the Lance formation to develop across portions of our acreage on an 80-acre pattern.

Uinta Basin

      We have a substantial acreage position in the Uinta Basin, including 128,540 gross and 102,206 net undeveloped and 5,478 gross and 5,171 net developed leasehold acres at September 30, 2004. Our estimated net proved reserves in the Uinta Basin were 46 Bcfe at year end 2003. Our exploration and development activities are focused on two geologic play types (structural-stratigraphic and basin-centered gas) in several locations. The first play type occurs along a northwesterly fault-bounded anticlinal trend called the Garmesa Trend. The southeastern part of this trend is anchored by the San Arroyo field, from which other operators are producing from the Dakota and Morrison formations. We have one 24 square mile 3-D seismic data set and over 3,140 miles of 2-D seismic data, and we plan to shoot two 3-D seismic surveys covering 99 square miles during 2004.

Nine Mile Canyon

       We began operations in the Uinta Basin in April 2002 at the northwestern end of the Garmesa Trend through the acquisition of 3.4 Bcfe of proved reserves and 46,702 gross and 42,355 net leasehold acres at Nine Mile Canyon. We have a 100% working interest in the majority of this field. Although the field was discovered in 1952, there had been only limited activity at Nine Mile Canyon over the last 20 years. In particular, no modern completion techniques or 3-D seismic technology had been applied to this field. Since we began operations here in 2002, we have drilled ten wells, seven of which are producing, one is awaiting completion, and two of which are awaiting further testing. With effective application of CO2-assisted fracturing techniques and new geologic interpretations, we have greatly enhanced our ability to commercialize the gas potential of this area. We currently are increasing production from the Wasatch and the deeper Mesaverde formations.

       Our estimated net proved reserves in Nine Mile Canyon were 37 Bcfe at year end 2003. As of September 30, 2004, we had interests in a total of 20 wells in this area that were capable of production. Because of limitations in infrastructure, seven of those wells were shut-in. The remaining 13 wells, in which we had a 100% working interest, produced 8.2 MMcfe/d in September 2004. We operated all of our September 2004 production in Nine Mile Canyon. We plan additional infrastructure improvements in 2004 to relieve the constraint issues. Our natural gas production at

Nine Mile Canyon is gathered and compressed by our facilities and delivered to markets on the Questar pipeline system.

      Our total leasehold position in Nine Mile Canyon consists of 42,216 gross and 38,508 net undeveloped acres and 4,678 gross and net developed acres. Currently, we estimate our capital expenditures will be $29.7 million in the Nine Mile Canyon area to fund our interests in eight additional gross Mesaverde wells to depths ranging between 7,500 to 9,200 feet, three recompletions, seismic, and gathering and compression facilities. We recently completed 83 square mile 3-D seismic survey covering the field area where existing but limited 2-D seismic coverage is inadequate to image the subsurface. The 3-D seismic survey will be used to define both structural and stratigraphic features, not only in the shallow formations above 10,000 feet, but also in deeper target formations, such as the Dakota, Morrison, Entrada, Navajo and Wingate at depths of approximately 14,000 feet. In July 2004, a ruling was issued in favor of the BLM in a civil action challenging the BLM’s approval of the EA and the project was completed in the third quarter of 2004. In July 2004, the BLM approved a separate EA allowing us to drill 38 wells and upgrade or construct a total of 31 miles of pipeline in the Nine Mile Canyon area. The BLM’s approval was appealed to the Department of the Interior Office of Hearings and Appeals, Board of Land Appeals, or IBLA, and a stay of the approval was requested. We have intervened in this matter and met with the appealing party to attempt to address its concerns and obtain the withdrawal of the appeal. Because agreement was not reached among the parties, including the appealing party and the BLM, the appeal process will continue with the IBLA. The IBLA is expected to address the request for stay in the fourth quarter of 2004. On November 10, 2004, the BLM’s winter stipulations, which limit our activities, went into effect. If we are not able to obtain a waiver from the BLM, we will not be able to complete the four wells that have been drilled and will be required to curtail our other activities in this area until the spring of 2005.

       In the Nine Mile Canyon area, we currently plan a $42.1 million capital program for 2005. We are pursuing two types of development activity at Nine Mile Canyon. One type is on structural closure, where the productive 36-2 Peters Point well is located. This well has produced 1.2 Bcfe of gas in the one year it has been on production. This production was, and continues to be, constrained by pipeline capacity and compression limitations as described above. This well is located on an apparent structural closure that contains 21 identified drilling locations as of December 31, 2003 which are on 160-acre density at depths exceeding 9,000 feet. The other producing wells at Nine Mile Canyon are off-structure, located on the flanks of a large southeast plunging anticlinal feature. We intend to develop a broad area covering more than 36,000 gross acres with no apparent structural closures. These wells will target the upper part of the Mesaverde formation at 6,200 feet. At December 31, 2003, we had 207 identified drilling locations on 160-acre density in this area. This broad development will require completion of additional EAs, which will be initiated as soon as appropriate.

Garmesa

       The Garmesa prospect lies southeast of Nine Mile Canyon and consists of three adjacent prospects areas: Hill Creek, Tumbleweed and Cedar Camp. We believe these prospects have similar geologic characteristics and reserve potential, but are differentiated mainly by our level of working interest, industry partners and ownership structures. Currently, we estimate capital expenditures for 2004 will be $11.3 million in Garmesa to conduct two 3-D seismic surveys, drill one well, complete two existing wells, and further develop related infrastructure.

      We currently plan a $3.8 million capital program for 2005 in Garmesa.

       Hill Creek. Within the Hill Creek area, we target the Dakota, Entrada and Wingate formations at depths down to 11,900 feet. We participated in drilling nine successful gross natural gas wells through September 30, 2004. In 2004, we also drilled a tenth well in this area, which was the final well required under our exploration agreement with a partner. The casing collapsed in the wellbore after initial production began. We re-drilled this well and, as of November 7, 2004, it was producing approximately 10 MMcfe/d gross. We used existing 3-D seismic in determining the overall structural configuration of the area. Our initial drilling activities in this field have established production from the Dakota, Entrada and Wingate formations. We also have established production from two persistent zones, which may accommodate horizontal developments: the Dakota Silt and the Ferron Shale, a fractured shale interval. Selected wells also contained gas shows in the shallower Mesaverde and Wasatch formations.

       Our estimated net proved reserves at Hill Creek were 9.0 Bcfe at year end 2003. Our nine gross producing wells in the area produced 4.9 MMcfe/d net to our interest in September 2004, with an average net revenue interest of 66%. Our natural gas production in Hill Creek is sold at the wellhead. Our total leasehold position in Hill Creek consists of 1,508 gross and 754 net undeveloped acres and 800 gross and 493 net developed acres.

       Pursuant to an exploration agreement with an industry partner, we earned a net revenue interest in 10 wells drilled in the Hill Creek area and the drillsite spacing unit pertaining to each well. We have the right to participate for a 50% working interest in the next nine wells proposed in the Hill Creek area by our industry partner, including at least one well in 2005.

       Tumbleweed. Our Tumbleweed project area is located directly southeast along the Garmesa Trend and adjacent to Hill Creek. As of September 30, 2004, we held a leasehold position of 7,833 gross and 2,877 net undeveloped acres, with an average working interest of 37%. We operate this prospect and are targeting the same reservoir objectives as the Hill Creek project. In order to fulfill our federal unit obligations and preserve our acreage position, we and our partners drilled a 5,785 foot exploration well in June 2003. The well was a dry hole and was too shallow to evaluate the reservoirs that are productive in the Hill Creek area. We commissioned a 21-square mile 3-D seismic survey in order to evaluate the potential to develop this area. We are planning an 11,000-foot test well for the second quarter of 2005.

       Cedar Camp. Our Cedar Camp project area is located directly southeast along the Garmesa Trend from the Tumbleweed area. As of September 30, 2004, we held a leasehold position of 9,197 gross and 4,093 net undeveloped acres, with an average working interest of 45%. We operate this prospect and are targeting the same reservoir objectives as the Hill Creek and Tumbleweed projects. In 2004, we commissioned a 16-square mile 3-D seismic survey in order to evaluate the potential to develop this area. The survey was completed in November 2004. We are planning two 10,500-foot test wells beginning in the first quarter of 2005.

Lake Canyon/Brundage Canyon

       Lake Canyon. Lake Canyon is an exploration project that targets basin centered tight gas in the Mesaverde formation at depths ranging from approximately 10,000 to 14,000 feet. We believe Lake Canyon has a structural position similar to the Natural Buttes field in which other operators are currently developing Mesaverde reservoirs. As of September 30, 2004, we had assembled over 44,583 net acres in this play. Currently, we estimate our capital expenditures for 2004 will be $3.1 million for acreage acquisition and to drill one exploratory well. We currently plan a $7.1 million capital program in the Lake Canyon area in 2005.

      In July 2004, we and an industry partner, Berry Petroleum Company, entered into an exploration and development agreement with the Ute Indian Tribe of the Uintah and Ouray Reservation, or the Ute Tribe, to explore for and develop oil and natural gas on approximately 125,000 of their net undeveloped acres that are located in Duchesne and Wasatch Counties, Utah. This drill-to-earn agreement was revised in September 2004 to include the Ute Development Corporation as a party and was approved by the Department of Interior’s Bureau of Indian Affairs, or BIA, in October 2004. Pursuant to this agreement, we have the right to earn up to a 75% working interest in the Mesaverde formation and deeper horizons, plus up to a 25% interest in shallower formations. To earn these interests pursuant to this agreement, we and our partner are required to drill 13 deep wells and 21 shallow wells prior to December 31, 2009, including one deep and two shallow wells by December 31, 2005. The Ute Tribe has an option to participate for a 25% working interest in wells drilled pursuant to the agreement. This right terminates as to all future wells in a lease block if the Ute Tribe does not elect to participate in the first two wells in that lease block. We will drill and operate the deep wells and our industry partner will drill and operate the shallow wells. If we fail to drill the 2005 well commitments, we are required to pay the Ute Indian Tribe $1.775 million, which is our share of the 2005 drilling obligations, and our rights to earn interests in additional acreage would terminate. Our initial exploration well in Lake Canyon is scheduled for the first quarter of 2005.

       Brundage Canyon. In September 2004, we entered into a farm-out agreement with Berry Petroleum Company pursuant to which we may earn a 75% working interest in the deep Mesaverde formation and deeper horizons on existing exploration and development agreements that encompass 49,000 acres within the Brundage Canyon Field, which is also located on the Ute Tribe’s lands and is situated adjacent to and just east of the acreage covered by our agreement with the Ute Tribe. We commenced the drilling of our initial exploration well in Brundage Canyon in November 2004.

Hook

       In the first nine months of 2004, we acquired 11,465 gross and 11,271 net acres in an exploration play that targets natural gas at depths of 1,000 feet to 4,500 feet. We plan to continue to acquire leasehold acreage through the remainder of 2004.

Powder River Basin

       The Powder River Basin is primarily located in northeastern Wyoming. The basin contains the Rockies’ most active drilling area: the Wyodak and Big George coalbed methane plays. As of September 30, 2004, we held approximately 22,446 gross and 16,425 net developed leasehold acres and 97,421 gross and 59,894 net undeveloped leasehold acres in the Powder River Basin. Our estimated net proved reserves in the basin at year end 2003 were 38 Bcfe. We are focused on continuing to build and consolidate our acreage position in the Powder River Basin. Our coalbed methane activities have resulted in high drilling success and lower drilling costs than our other drilling programs; however, the average coalbed methane well in the Powder River Basin produces at a much lower rate with fewer reserves attributed to it than conventional natural gas wells in the Rockies. Our development and exploration activities are concentrated in seven major projects in two regional focus areas: the Southern CBM and Central CBM. We also have operations in a number of smaller producing properties located in the eastern half of the basin, which we refer to collectively as the Developed Area.

       Our key project areas are located in both the Big George and Wyodak fairways. In total, we have 993 identified drilling locations in the Powder River Basin as of December 31, 2003. We have strategically targeted areas that we believe have higher gas reserve potential and that are proximate to infrastructure. This infrastructure, in areas such as Cat Creek, Willow Creek, and Deadhorse, exists as a result of pre-existing conventional well development. However, in the Tuit, Porcupine, and Palm Tree areas, this infrastructure is associated with existing coalbed methane development and may mean that these areas, or parts thereof, have already been partially depleted or even drained by earlier offset drilling. Currently, we estimate our capital expenditures for 2004 will be $23.0 million, which includes participating in 203 wells, of which 125 are PUD locations, and leasehold acquisitions. We have all necessary drilling permits and environmental approvals in place for all 203 wells which are planned to be drilled in 2004. We currently plan a $19 million capital program in the Powder River Basin area for 2005.

       Coalbed methane wells typically first produce water in a process called dewatering. This process lowers pressure, allowing the gas to detach from the coal and flow to the well bore. As the water production declines, the wells begin producing methane gas at an increasing rate. As the wells mature, the production peaks, stabilizes and then begins declining. The average life of a coal bed well is approximately seven years. The average coal bed well in the Powder River Basin produces at a much lower rate with fewer reserves attributed to it than conventional natural gas wells in the Rockies.

       We have dedicated significant resources to managing regulatory and permitting matters in the Powder River Basin to achieve efficient processing of federal permits and resource management plans.

       About 72% of our acreage in the Powder River Basin is U.S. federal land and therefore subject to the National Environmental Policy Act (“NEPA”) and certain state regulations, which require governmental agencies to evaluate the potential environmental impacts of a proposed project on government owned lands. The NEPA process imposes obligations on the federal government that may result in legal challenges and potentially lengthy delays in obtaining project permits or approvals. We submitted four Federal Plans of Development (“PODs”), to the BLM involving 136 permits. We received approval on all four of these Federal PODs, one in the Porcupine area for 29 wells, one for 36 federal well locations in the Tuit project area, one for 71 wells in the Palm Tree area, and one for 64 wells in the Cat Creek area. We submitted an additional POD involving 127 wells in August 2004. An Environmental Assessment under the NEPA relating to proposed permits for approximately 143 wells located on U.S. Forest Service lands in the Porcupine area has completed the public comment phase. The U.S. Forest Service approved the project and an environmental group filed an administrative appeal with the U.S. Forest Service attempting to overturn the approval. The administrative appeal was withdrawn in July 2004 and we initiated drilling operations in September 2004.

Southern CBM

       Tuit. The Tuit project area is located near the southern end of the Wyodak coal fairway. We believe the average thickness of the Wyodak coals across our acreage is approximately 80 feet at an average depth of 855 feet. As of September 30, 2004, we participated in drilling 74 gross wells in the Tuit area. One well drilled on the down-dip, western edge of the Tuit project area encountered a localized area of no coal. This well, drilled in August 2003, was plugged and abandoned. At December 31, 2003, we had an inventory of 87 identified drilling locations in the Tuit area, of which 51 were PUDs. We are the operator in this area.

       As of September 30, 2004, our leasehold position in Tuit consisted of 2,104 gross and 1,600 net undeveloped acres, with an average working interest of 76%. Currently, we have a 25 gross well drilling program planned for 2004, of which we have drilled 23 wells as of September 30, 2004. Our natural gas production in Tuit is gathered by our company-owned gathering system and sold to Western Gas Resources Inc. into the Weir gathering system.

       Porcupine. The Porcupine project area is located southeast of Tuit on the far southern end of the Wyodak fairway. Similar to Tuit, we believe the average thickness of the Wyodak coals in this area is approximately 80 feet at an average depth of 425 feet. As of September 30, 2004, we participated in drilling 58 gross wells in the area. As of December 31, 2003, we held an inventory of 172 identified drilling locations, of which 100 were PUDs. We are the operator in this area.

       Our leasehold position in Porcupine consists of 9,565 gross and 8,195 net undeveloped acres, with an average working interest of 86% at September 30, 2004. Currently, we have an 81 gross well drilling program planned for 2004 in Porcupine on a combination of fee, state and federal acreage. In the first nine months of 2004, we participated in the drilling of 38 of those wells. Our natural gas production in Porcupine is gathered by our company-owned gathering system and sold to Western Gas Resources Inc. into the Weir gathering system.

       Palm Tree. The Palm Tree project area is located at the far southeast end of the Big George fairway and we believe overlies the highest structural position in the basin for the Big George. We believe the average thickness of the Big George coals is approximately 60 feet at an average depth of 835 feet. The Thunder Creek pipeline runs through our acreage position. At December 31, 2003, we held an inventory of 151 identified drilling locations in the Palm Tree area, of which 24 were PUDs. We are the operator in this area. Our natural gas production is gathered by facilities owned by Western Gas Resources Inc., and transported by Thunder Creek Gas Services, LLC.

       We have drilled 105 gross wells in Palm Tree through September 30, 2004 and are in the process of getting these wells connected and ready for production. Of these wells, 70 were drilled in the first nine months of 2004. Our leasehold position consists of 18,444 gross and 14,468 net undeveloped acres, with an average working interest of 78% at September 30, 2004. Currently, we have an 81 gross well drilling program planned for 2004.

Central CBM

       Cat Creek. Cat Creek is a relatively low risk exploratory prospect area that lies on the western edge of the Big George fairway. We have yet to drill any wells on the 6,195 gross and 2,914 net acres we have under lease in the prospect area with an average working interest of 47% at September 30, 2004. We believe the average thickness of the Big George coal is approximately 90 feet at an average depth of 1,825 feet. There are three Big George pilot projects owned and operated by third parties with established production that range between four and eight miles from the prospect area. The Cat Creek area has existing road and power infrastructure due to historical conventional oil development, which should enhance our ability to keep operating costs low. In addition, the Thunder Creek gathering line runs directly through the area. At December 31, 2003, we held an inventory of 78 identified drilling locations in Cat Creek. We have a nine gross well drilling program planned for 2004. We are the operator in this area.

       Willow Creek. Willow Creek is a relatively low risk exploratory prospect area that is 12 miles south of the Cat Creek prospect area on the western edge of the Big George fairway. We have yet to drill any wells on the 14,342 gross and 5,755 net acres we have under lease in the Willow Creek prospect area with an average working interest of 40% at September 30, 2004. We believe the average thickness of the Big George coals is approximately 85 feet at an average depth of 1,420 feet. The Big George wells in the Kingsbury Federal Unit, which lies mid-way between Cat Creek and Willow Creek, currently are producing gas for third parties. At December 31, 2003, we held an inventory of 135 identified drilling locations in Willow Creek. We will operate a majority of our wells in Willow Creek.

       Deadhorse. The Deadhorse project area is located in an area where we believe the Big George coals and a lower split of the Wyodak coals are apparent, giving each location two coal targets. We intend to exploit cost savings on shared surface facilities and increased development efficiencies in this area. Our average working interest is 73% across 14,838 gross and 10,897 net acres in this prospect. We believe the average thickness of the Big George coal is approximately 80 feet at an average depth of 1,220 feet. We believe the Lower Wyodak coal has an average thickness of approximately 55 feet at an average depth of approximately 1,550 feet. At December 31, 2003, we held an inventory of 169 identified drilling locations in Deadhorse. In 2004, we drilled a five well test program to collect core and reservoir data and we currently are analyzing the results. We intend to test the viability of a multi-seam completion in which the Big George and Lower Wyodak coals will be completed in a single well bore. We are the operator in this area.

       Amos Draw. Like the Deadhorse prospect area, Amos Draw is located in an area with multiple coal targets. As of September 30, 2004, our average working interest is 36% across 4,858 gross and 1,756 net undeveloped acres. The primary target in the area is the Lower Wyodak coal, which we believe has an average thickness of 90 feet and average depth of 1,900 feet. On the western flank of the project area, both the Big George and Werner coals are viable targets. At December 31, 2003, we held an inventory of 161 identified drilling locations. We have entered into an area of mutual interest, or AMI, agreement with several other operators in this area. There is a third party 16 to 20 well pilot project currently dewatering in all three potential formations immediately adjacent to the AMI. As of September 30, 2004, we participated in the drilling of nine Lower Wyodak wells, which are expected to be connected and begin dewatering this year. We are not the operator in this area.

Developed Area

      In addition to our development and exploration activities in the Southern and Central CBM, we own interests in a number of smaller producing properties, which we refer to collectively as the Developed Area. Most of these properties were acquired as a part of a development oriented acquisition. They are generally located in the eastern half of the Powder River Basin and include Little Buffalo Ranch, Goer, Pronghorn, South Coal Gulch, Terra and Kitty. As of September 30, 2004, we had interests in 246 gross and 158 net producing wells in this area, which included 224 gross and 148 net CBM wells and 22 gross and 10 net conventional wells. In January 2004, we sold the majority of our conventional properties in the area. These divested properties had estimated net proved reserves of 2.3 Bcfe at December 31, 2003. Excluding these divested properties, our estimated net proved reserves in the Developed Area were 2.8 Bcfe at December 31, 2003.

Williston Basin

       The Williston Basin is located in western North Dakota, northwestern South Dakota and eastern Montana. It is a predominantly oil prone basin and produces oil and natural gas from 11 major geologic horizons that range in depth from approximately 1,000 to over 14,000 feet.

       While we have interests in a substantial number of wells in the Williston Basin, which target several different zones, our exploration and development activities currently are concentrated on two of the producing formations, the Madison and the Red River. Our application of horizontal open hole completions in these formations has yielded significant improvement in the recovery of hydrocarbons from reservoirs compared to vertically drilled and cased well completions in the same type of formations. The basin has established infrastructure and access to materials and services. Moreover, we believe industry competition is less intense than in adjacent gas basins, allowing for more opportunistic acquisitions of assets. Regulatory delays are minimal due to fee ownership of properties, more efficient state and local regulatory bodies and more reasonable permitting requirements.

       Our total leasehold position in the Williston Basin as of September 30, 2004 consisted of 134,437 gross and 84,823 net undeveloped acres and 11,066 gross and 6,431 net developed acres. Our estimated net proved reserves in the Williston Basin were 19 Bcfe at year end 2003. As of September 30, 2004, we had 25 net producing wells and production of 6.5 MMcfe/d for September 2004, with an average working interest of 37%. Our average working interest in the wells we operate is approximately 91%. Currently, we estimate our capital expenditures for 2004 will be $20.3 million in the Williston Basin, which includes drilling nine horizontal wells and leasehold acquisitions. We participated in the drilling of all nine planned wells in the first nine months of 2004. We currently plan an $11 million capital program for 2005 in the Williston. Our oil is stored in tanks located at the wellsite and periodically collected by independent oil purchasers.

Madison

       Our development projects within the Madison area lie within the central Williston Basin along the Montana and North Dakota border. The majority of our properties, both producing and prospective, are located within a 50-mile radius of Williston, North Dakota, the major industry service center for the area. The tight concentration of assets and proximate location to a service center allows for efficient operations. As of September 30, 2004, we had 19 net producing wells in the area. Our drilling program targets the Madison formation at depths of 9,000 to 9,500 feet. Our wells are drilled vertically 9,000 to 9,400 feet and then extended laterally up to 4,000 feet through the formation. At December 31, 2003, we held an inventory of 43 identified horizontal drilling locations targeting the Madison formation. As of September 30, 2004, we held 70,334 gross and 48,012 net leasehold acres in the area. In the first nine months of 2004, we drilled horizontal Madison wells. Three were producing successfully, five were testing, and one was waiting on completion. In addition, we determined the Karst 33-5 development well, drilled in 2003, was a dry hole. Subsequent to September 30, 2004, we determined that the Mattingley 44-9H development well, one of the five wells we were testing, was a dry hole.

Red River

       Our Red River area lies along the North and South Dakota border on the southern flank of the Williston Basin. As of September 30, 2004, we had two net producing wells in the area. Within this area, we target the B Zone porosity of the Red River formation at approximately 9,300 feet. We believe Red River B porosity is a uniform, widespread, seven to eight feet thick reservoir unit present across the area. The B Zone is one of the primary producing zones along the Cedar Creek Anticline, which trends northwest from our acreage.

       Our total leasehold position in Red River consists of 21,803 gross and 17,122 net undeveloped acres and 1,115 gross and 242 net developed acres, with an average working interest of 76% at September 30, 2004. Our drilling program in Red River is scheduled to begin in 2005, but may be accelerated depending upon capital availability and drilling success in other areas in the basin. Our wells will be drilled vertically 9,000 to 9,400 feet and then extended laterally up to 5,000 feet through the formation. At December 31, 2003, we held an inventory of approximately 45 identified drilling locations in Red River.

Green River Basin

      The Green River Basin is located in southwestern Wyoming and adjacent areas of northeastern Utah. Two of the Rockies largest gas fields are in the Green River Basin, the Pinedale Anticline and Jonah.

Antelope Hollow

      Our total leasehold position in the Antelope Hollow exploration project consists of 7,258 gross and 2,850 net undeveloped acres as of September 30, 2004. The Antelope Hollow prospect is a seismically defined, anticlinal feature. We plan to participate in a 17,850 foot Dakota test, with a 40% working interest, scheduled to commence in the fourth quarter of 2004 or the first quarter of 2005. We may evaluate several other potentially productive formations uphole. We currently estimate our capital expenditures for 2004 will be $1.9 million in the Green River Basin, which includes acquiring leasehold interests and various exploratory activities. We currently plan a $2 million capital program in this area in 2005 to drill this exploratory well.

Denver-Julesburg Basin

       The DJ Basin covers parts of Colorado, Wyoming, Nebraska and Kansas and contains the well known Wattenberg field. Other operators have established production in the Wattenberg field from multiple zones, including the Niobrara formation at depths of 7,000 feet.

Tri-State

       Our focus is in the eastern side of the DJ Basin, which we refer to as our Tri-State area (extending into Colorado, Nebraska and Kansas), targets shale gas in the Sharon Springs Member of the Pierre formation and potential biogenic gas accumulations in the underlying Niobrara formation, all at depths less than 2,000 feet. The first Tri-State Niobrara gas discovery occurred in 1919, but ineffective fracture stimulation and low gas price suppressed commercial development until the middle 1970s. As a result, only a small portion of the prospective area has been actively developed. We believe the potential of the Tri-State area can be exploited by using new drilling techniques, with 3-D seismic “bright spot” technology to assess structural complexity, and estimate potentially recoverable gas and determine drilling locations. Currently, we estimate our capital expenditures for 2004 will be $0.2 million for acreage purchases and 2-D and 3-D seismic to evaluate the potential of the area formations, and assumes that additional funds for these activities will be available from selling a portion of our interests in this area. We anticipate acquiring additional 2-D seismic and drilling two exploration wells. To date, we have acquired 224 miles of 2-D seismic and 24 square miles of 3-D seismic, which is currently being evaluated. At September 30, 2004, we had leasehold interests in 367,687 gross and 345,977 net undeveloped acres in this area, with an average working interest of 94%. There are several interstate pipelines in the DJ Basin through which production, if found, can be sold. Within Tri-State, we also are using seismic technology to identify the Lansing/Kansas City formations, which we believe are primarily oil bearing, at depths of 4,000 to 4,800 feet.

Paradox Basin

       The Paradox Basin is located in southwestern Colorado and southeastern Utah, and is adjacent to the San Juan Basin of New Mexico and Colorado. Although the Paradox Basin is generally considered to be an oil prone basin, the application of 3-D seismic and new drilling fluid technology has enabled other operators to commercialize a new gas play in the Lower Honaker Trail formation in San Miguel County, Colorado.

Pine Ridge

       Our current focus in the Paradox Basin is in the Pine Ridge exploration prospect, which is a very early stage exploration concept. We are exploring for gas fields in stratigraphic traps associated with salt diapirs, a geological structure feature characterized by salt intrusion into a rock formation from below. We control 2,042 gross acres and 1,960 net acres in the Pine Ridge prospect, located in San Juan County, Utah. We intend to build our acreage position in this play through acquisitions or other arrangements with acreage owners in the area. We also are in discussions with the U.S. Forest Service and the Bureau of Land Management as we begin the permitting process for a 20 square mile 3-D seismic survey that we have targeted for 2005.

Yellow Jacket

       In the first nine months of 2004, we acquired 12,718 gross acres and 7,710 net acres in Yellow Jacket. This prospect will target natural gas from a fractured shale reservoir at depths of 4,500 to 6,500 feet. Currently, we estimate our capital expenditures for 2004 will be $0.8 million to acquire leasehold acreage.

Big Horn Basin

      We recently began building an exploratory position in the Big Horn Basin. The Big Horn Basin is located in north central Wyoming and lies west and north of the Powder River and Wind River Basins, respectively. Although the Big Horn Basin is largely considered an oil prone basin, we are pursuing both conventional stratigraphic and structural gas plays, as well as unconventional basin centered type gas plays in the basin. As of September 30, 2004, we had leasehold interests in 21,875 gross and 20,405 net undeveloped acres in the Big Horn Basin. Subsequent to September 30, 2004, we increased our leasehold acreage position and currently have leasehold interests in over 90,000 net undeveloped acres.

Review of Development Areas

       The following table reviews the information regarding our key development areas discussed above:

			Identified				Estimated
			Drilling				Development
		Average	Locations (2)				Budget (3)
		Working
Development Area	Basin	Interest (1)	Total		2004		2004	2005

							(in millions)
Gibson Gulch	Piceance	97%	625	(4)	8	(4)	$15	$117
Cave Gulch	Wind River	89	65		11		16	16
Cooper Reservoir	Wind River	99	124		26		30	16
Wallace Creek/ Stone Cabin	Wind River	100	58		7		28	9
Hill Creek	Uinta	66	5		1		11	2
Nine Mile Canyon	Uinta	100	228		8		30	42
Powder River	Powder River	82	993		203		23	19
Williston	Williston	38 (5)	100		6		16	11

(1)	Average working interest is based on September 2004 production, including operated and non-operated properties.

(2)	For each development area, identified drilling locations represent total gross locations specifically identified and scheduled by management as of December 31, 2003 (except for the Gibson Gulch area, which is as of September 1, 2004) as an estimate of our future multi-year drilling activities on existing acreage. Of the total identified drilling locations shown in the table, 242 are classified as PUDs. Of the 2004 identified drilling locations, 146 are classified as PUDs. During the nine months ended September 30, 2004, 195 of the identified drilling locations shown in the table were drilled, including 100 PUD locations. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal conditions, natural gas and oil prices, costs, drilling results and other factors. For a more complete description of our proposed activities, see “Business”.

(3)	Includes budgeted drilling expenditures as well as exploration and facilities costs for the area and excludes property acquisition costs and exploration costs for other areas.

(4)	With respect to the Gibson Gulch development area, the identified drilling locations are as of the September 1, 2004, closing date of our acquisition of the properties. Of the total identified drilling locations, 33 are classified as PUD, of which we plan to drill three in 2004.

(5)	We operated 69% of our September 2004 production in the Williston Basin, with an average working interest of 90% per operated well. Our average working interest in our non-operated wells is 13%.

Review of Exploration Projects

      The following table reviews our exploration projects discussed above:

				Average
		Project Net		Working	2004 Exploratory
Exploration Project	Basin	Acreage (1)		Interest (2)	Activities (3)

Gibson Gulch (4)	Piceance	9,044		68%	Acreage acquisition
Cave Gulch/ Waltman (4)	Wind River	14,291		77	Assess deep prospect
Cooper Reservoir (4)	Wind River	12,955		79	Drill seven wells
East Madden	Wind River	23,316		57	Drill one deep well
Pommard	Wind River	2,200		100	Drill one deep well
Stone Cabin (4)	Wind River	12,342		82	Drill three wells
Talon	Wind River	71,936		32	Drill six wells
Wallace Creek (4)	Wind River	22,315		82	Drill four wells
Windjammer	Wind River	7,998		34	3-D seismic program
Garmesa	Uinta	8,217		42	3-D seismic program
Lake Canyon/Brundage Canyon	Uinta	44,583	(5)	79	Drill one well
Nine Mile Canyon (4)	Uinta	38,404	(6)	91	3-D seismic program, drill six wells
Nine Mile Canyon Deep	Uinta	43,186	(6)	92	3-D seismic program
Hook	Uinta	11,271		98	Acreage acquisition
Wyodak/Big George	Powder River	62,908		66	Two pilot programs and five additional wells
Red River	Williston	17,364		76	Assess drilling prospects
Madison (4)	Williston	48,013		68	Drill five wells
Antelope Hollow	Green River	2,850		39	Acreage acquisition
Tri-State	DJ	345,977		94	2-D and 3-D seismic program
Pine Ridge	Paradox	1,960		96	Acreage acquisition
Yellow Jacket	Paradox	7,710		61	Acreage acquisition
Big Horn	Big Horn	20,405		93	Acreage acquisition

(1)	Project net acreage is the amount of our net leasehold acreage at September 30, 2004 that we have associated with each of our exploration projects.

(2)	Average working interest is based on leasehold acreage at September 30, 2004.

(3)	Of the exploration activities planned for 2004 that are included in this table, some have already occurred. With respect to those that have not occurred, our actual activities may change depending on regulatory approvals, seasonal conditions and other factors. For a description of activities through the date of this prospectus, including determination of production capability as commercially successful or unsuccessful, see the description of each project in the Basin sections under “Business” including the Wind River and Williston Basins.

(4)	Represents an exploration project that extends an existing development project.

(5)	Does not include an additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement.

(6)	The Nine Mile Canyon and Nine Mile Canyon Deep exploration projects share surface acreage.

Oil and Gas Data

Proved Reserves

       The following table presents our estimated net proved natural gas and oil reserves and the present value of our estimated proved reserves at December 31, 2002, and December 31, 2003, based on a reserve report prepared by us and reviewed in its entirety by our independent petroleum engineers. All our proved reserves included in the reserve report are located in North America. Ryder Scott Company, L.P. reviews all our reserve estimates except for our reserve estimates in the Powder River Basin, which are reviewed by Netherland, Sewell & Associates, Inc. When compared on a well-by-well or lease-by-lease basis, some of our estimates of net proved reserves are greater and some are less than the estimates of our independent petroleum engineers. However, our internal estimates of total net proved reserves are within 10% of those estimated by our independent petroleum engineers. Copies of the review reports prepared by our independent petroleum engineers are attached as Appendices B and C. Our estimates of net proved reserves have not been filed with or included in reports to any federal authority or agency other than the Securities and Exchange Commission in connection with this offering. The PV-10 and Standardized Measure shown in the table are not intended to represent the current market value of our estimated natural gas and oil reserves.

	As of
	December 31,

	2002	2003

Estimated Net Proved Reserves (1):
Natural gas (Bcf)	101.8	180.9
Oil (MMBbls)	2.9	3.9
Total (Bcfe)	119.1	204.2
Percent proved developed	75.1%	62.5%
PV-10 (in millions) (2)	$178.6	$520.8
Standardized Measure (in millions) (3)	153.5	404.8

(1)	Excludes estimated proved reserves of 10.9 Bcfe with a PV-10 of $17.8 million related to properties held for sale as of December 31, 2002.

(2)	Represents present value, discounted at 10% per annum, of estimated future net cash flows before income tax of our estimated proved reserves. In accordance with SEC requirements, our reserves and the future net revenues were determined using the prices for natural gas and oil that we realized at each of December 31, 2002, and December 31, 2003, which were $3.12 per MMBtu of gas and $31.35 per barrel of oil at December 31, 2002, and $5.58 per MMBtu of gas and $32.55 per barrel of oil at December 31, 2003. Includes PV-10 of $17.8 million associated with proved reserves for properties held for sale at December 31, 2002. These prices were adjusted by lease for quality, transportation fees and regional price differences. Giving effect to hedging transactions based on prices current at such dates, our PV-10 would have been $196.8 million at December 31, 2002 and $505.7 million at December 31, 2003.

(3)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

       We also prepared an estimate of our net proved natural gas and oil reserves at June 30, 2004, which reserve report was reviewed in its entirety by our independent petroleum engineers. Copies of the review reports prepared by the independent petroleum engineers are attached as Appendices B and C. As of June 30, 2004, our estimated net proved reserves were 209 Bcfe, which included 183.1 Bcf of natural gas and 4.3 MMBbls of oil. This estimate was determined using a price of $4.82 per MMBtu of natural gas and $33.75 per barrel of oil.

       On September 1, 2004, we purchased properties in the Piceance Basin for approximately $140 million. We prepared an estimate of the net proved natural gas and oil reserves for these properties at September 1, 2004, which reserve report was reviewed in its entirety by our independent petroleum engineer Ryder Scott Company, L.P. A copy of the review report prepared by Ryder Scott is attached as Appendix B. As of September 1, 2004, our estimated net proved reserves were 46 Bcfe, which included 45.2 Bcf of natural gas and 0.2 MMBbls of oil. This estimate was determined using a price of $4.82 per MMBtu of natural gas and $33.75 per barrel of oil. Prior to our acquisition, average daily net production from the Piceance Basin properties in June 2004 was 8.9 MMcfe/d.

       Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.

       The data in the above table represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. See “Risk Factors”.

       Our independent engineers perform a well-by-well review of all of our properties and of our estimates of proved reserves and then provide us with their review reports concerning our estimates. Copies of their reports are included as Appendix B and Appendix C to this prospectus. Ryder Scott Company, L.P. provided us with a report stating its opinion that the methods and techniques used in preparing our reserve report are in accordance with generally accepted procedures for the determination of reserves, and that, in its judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated would be within 10% of those estimated by Ryder Scott Company, L.P. Netherland, Sewell & Associates, Inc. stated in its report that our estimates of proved oil and gas reserves and future revenue as shown in its report and in certain computer printouts in its office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These review reports do not state the degree of their concurrence with the accuracy of our estimate for the proved reserves attributable to our interest in any specific basin, property or well, although this information is generated by the independent engineers as a basis for their review report. In a well-by-well comparison by the independent engineers, differences of greater or less than 10% exist. For estimates of proved reserves at June 30, 2004, these comparisons by the independent engineers arrived at reserve estimates that are greater than 10% above or below our own estimates for approximately 39% of our conventional wells, which represents approximately 38% of the total proved reserves covered in the review reports. In its review of our reserve estimates at September 1, 2004 for the properties we acquired on that date in the Piceance Basin, Ryder Scott Company arrived at reserve estimates that are greater than 10% above or below our own estimates for approximately 63% of the wells, which comprise approximately 54% of the proved developed producing reserves covered by our report, and for approximately 25% of the proved developed but not producing properties, which represent approximately 21% of the reserve estimates covered by the report. In the case of the properties reviewed by each of the two independent engineers, our estimates of proved reserves at December 31, 2003 and June 30, 2004, and for the Piceance Basin properties as of September 1,

2004 in the aggregate were 6.7%, 6.9% and 4.8%, respectively, above those of Ryder Scott Company, L.P. and at December 31, 2003 and June 30, 2004 in the aggregate 5.1% and 5.5%, respectively, above Netherland, Sewell & Associates, Inc.

       Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The PV-10 shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standard Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

       From time to time, we engage Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. to review and/or evaluate the reserves of properties that we are considering purchasing and to provide technical consulting on well testing. Neither Ryder Scott Company, L.P. nor Netherland, Sewell & Associates, Inc. nor any of their respective employees has any interest in those properties and the compensation for these engagements is not contingent on their estimates of reserves and future cash inflows for the subject properties. During 2002 and 2003 and for the first nine months of 2004, we paid Ryder Scott Company, L.P. $14,380, $14,930 and $15,400, respectively, for reviewing our reserve estimates and $47,950, $13,600 and $29,840, respectively, for other consulting services. During 2002 and 2003 and for the first nine months of 2004, we paid Netherland, Sewell & Associates, Inc. $42,910, $11,100 and $58,390, respectively, for reviewing our reserve estimates and $273,400, $2,000 and $44,930, respectively, for other consulting services.

Production and Price History

       The following table sets forth information regarding net production of oil, natural gas and natural gas liquids, and certain price and cost information for each of the periods indicated:

	Period from
	January 7, 2002
	(inception)
	through	Year Ended	Nine Months
	December 31,	December 31,	Ended September 30,
	2002 (1)	2003	2004

Production Data:
Natural gas (MMcf) (2)	6,370	16,315	21,449
Oil (MBbls)	27	328	352
Combined volumes (MMcfe)	6,532	18,283	23,561
Daily combined volumes (MMcfe/d)	23.5	50.1	86.0

Average Prices (3):
Natural gas (per Mcf)	$2.39	$4.03	$4.93
Oil (per Bbl)	27.99	28.85	37.06
Combined (per Mcfe)	2.45	4.12	5.05

Average Costs (per Mcfe):
Lease operating expense	$0.34	$0.46	$0.47
Gathering and transportation expense	0.04	0.20	0.17
Production tax expense	0.31	0.54	0.63
Depreciation, depletion and amortization	1.40	1.68	2.07
General and administrative	0.84	0.78	0.54

(1)	In the period ended December 31, 2002, production commenced on March 29, 2002 following the purchase of our first properties.

(2)	Production of natural gas liquids is included in natural gas revenues and production. Production data excludes production associated with properties held for sale.

(3)	Includes the effects of hedging transactions, which reduced average gas prices by $0.48 per Mcf in 2003 and $0.35 per Mcf in the nine months ended September 30, 2004.

Productive Wells

       The following table sets forth information at September 30, 2004, relating to the productive wells in which we owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Gas		Oil

	Gross	Net	Gross	Net
Basin	Wells	Wells	Wells	Wells

Piceance	81	78	—	—
Wind River	135	126	2	1
Uinta	22	18	—	—
Powder River (1)	280	212	47	8
Williston	—	—	84	25
Total	518	434	133	34

(1)	The five wells that had completions in more than one zone are each shown as only one gross well.

Developed and Undeveloped Acreage

       The following table sets forth information as of September 30, 2004 relating to our leasehold acreage.

	Developed		Undeveloped
	Acreage (1)		Acreage (2)

Basin	Gross (3)	Net (4)	Gross (3)	Net (4)

Piceance Basin	12,751	10,136	13,234	9,044
Wind River	7,284	5,981	400,163	170,757
Uinta	5,478	5,171	128,540	102,206	(5)
Powder River	22,446	16,425	97,421	59,894
Williston	11,066	6,431	134,437	84,823
Green River	—	—	7,258	2,850
Denver-Julesburg	—	—	367,687	345,977
Paradox	—	—	14,760	9,670
Big Horn	—	—	21,875	20,405
Other	1,941	244	32,581	16,777

Total	60,966	44,388	1,217,956	822,403	(5)

(1)	Developed acres are acres spaced or assigned to productive wells.

(2)	Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

(3)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(4)	A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

(5)	An additional 125,000 net undeveloped acres that are subject to a drill-to-earn agreement are not included.

       Many of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production. We generally have been able to obtain extensions of the primary terms of our federal leases for the period that we have been unable to obtain drilling permits due to a pending EA,

Environmental Impact Statement or related legal challenge. The following table sets forth as of September 30, 2004 the expiration periods of the gross and net acres that are subject to leases summarized in the above table of undeveloped acreage.

	Undeveloped Acres
	Expiring

Three Months Ending:	Gross	Net

December 31, 2004	2,010	864

Twelve Months Ending:

December 31, 2005	85,355	33,360
December 31, 2006	38,270	21,629
December 31, 2007	111,145	82,689
December 31, 2008	377,596	341,072
December 31, 2009 and later (1)	603,580	342,789

Total	1,217,956	822,403

(1)	Includes 356,972 gross and 163,767 net undeveloped acres held by production from other leasehold acreage or held by federal units.

Drilling Results

       The following table sets forth information with respect to wells completed during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, regardless of whether they produce a reasonable rate of return.

	Period from
	January 7, 2002
	(inception)				Nine Months
	through		Year Ended		Ended
	December 31,		December 31,		September 30,
	2002		2003		2004

	Gross	Net	Gross	Net	Gross	Net

Development:
Productive	3	2.8	84	72.3	118	109.3
Dry	—	—	1	1.0	6	5.2
Exploratory:
Productive	—	—	5	5.0	1	1.0
Dry	—	—	2	1.5	4	2.2
Total:
Productive	3	2.8	89	77.3	119	110.3
Dry	—	—	3	2.5	10	7.4

      From inception through September 30, 2004, we participated in drilling 382 gross wells, of which 211 were completed as producing, 158 were in process of completing or dewatering and 13 were dry holes. Also during that time, we recompleted 39 gross wells, which are not included in the totals above. Subsequent to September 30, 2004, we determined that two development wells in progress at September 30, 2004 were dry holes.

Operations

General

       In general, we serve as operator of wells in which we have a greater than 50% interest. In addition, we seek to be operator of wells in which we have lesser interests. As operator, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. We do not own drilling rigs or other oil field services equipment used for drilling or maintaining wells on properties we operate. Independent contractors engaged by us provide all the equipment and personnel associated with these activities. We employ drilling, production, and reservoir engineers, geologists and other specialists who work to improve production rates, increase reserves, and lower the cost of operating our natural gas and oil properties.

Marketing and Customers

       We market the majority of the natural gas and oil production from properties we operate for both our account and the account of the other working interest owners in these properties. We sell substantially all of our production to a variety of purchasers under short-term contracts or spot gas purchase contracts ranging anywhere from one day to seven months, all at market prices. We normally sell production to a relatively small number of customers, as is customary in the exploration, development and production business. However, based on the current demand for natural gas and oil and availability of other purchasers, we believe that the loss of any one or all of our major purchasers would not have a material adverse effect on our financial condition and results of operations. For a list of our purchasers that accounted for 10% or more of our natural gas and oil revenues during the last two calendar years, see “Notes to Consolidated Financial Statements — Note 12 — Significant Customers and Other Concentrations”.

       We enter into hedging transactions with unaffiliated third parties for portions of our natural gas production to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in gas prices. For more a detailed discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and “— Quantitative and Qualitative Disclosures About Market Risk”.

       We incur gathering and transportation expenses to move our natural gas from the wellhead to a purchaser-specified delivery point. These expenses vary based on the volume and distance shipped, and the fee charged by the third party transporter. We have three firm transportation agreements. The first agreement is with Questar Pipeline Company for 8,500 MMBtu/d of guaranteed pipeline capacity at a monthly charge of $45,000 for one year beginning in March 2004. The second agreement is with Cheyenne Plains Company for 9,000 MMBtu of guaranteed pipeline capacity for 12 years and three months beginning upon completion of the pipeline, expected in January 2005, with an annual commitment of $1,117,000 and for 5,000 MMBtu/d of guaranteed pipeline capacity for an additional year thereafter. The third agreement is with Questar Pipeline Company for 12,000 MMBtu/d of guaranteed pipeline capacity at a monthly charge of $94,000 per month for ten years beginning upon the completion of Questar’s upgrade of its pipeline in the Piceance Basin, which is expected to be completed in November 2005. Our natural gas and oil are transported through third party gathering systems and pipelines. Transportation space on these gathering systems and pipelines is occasionally limited and at times unavailable because of repairs or improvements, or as a result of priority transportation agreements with other gas shippers. While our ability to market our natural gas has been only infrequently limited or delayed, if transportation space is restricted or is unavailable, our cash flow from the affected properties could be adversely affected.

Competition

       The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger or integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state, local and Native American tribal laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

Title to Properties

       As is customary in the oil and gas industry, we initially conduct only a cursory review of the title to our properties on which we do not have proved reserves. Prior to the commencement of drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property. We have obtained title opinions on substantially all of our producing properties and believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and gas industry. Prior to completing an acquisition of producing natural gas and oil leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. Our natural gas and oil properties are subject to customary royalty and other interests, liens for current taxes and other burdens which we believe do not materially interfere with the use of or affect our carrying value of the properties.

Seasonal Nature of Business

       Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation. In addition, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. Seasonal weather conditions and lease stipulations can limit our drilling and producing activities and other oil and natural gas operations in certain areas of the Rocky Mountain region. These seasonal anomalies can pose challenges for meeting our well drilling objectives and increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations. For an example of drilling reductions, see “Uinta Basin — Nine Mile Canyon”.

Environmental Matters and Regulation

       General. Our operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Our operations are subject to the same environmental laws and regulations as other companies in the oil and gas exploration and production industry. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands lying within wilderness, wetlands and other protected areas;

•	require remedial measures to prevent pollution from former operations, such as pit closure and plugging of abandoned wells;

•	impose substantial liabilities for pollution resulting from our operations; and

•	with respect to operations affecting federal lands or leases, require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement.

       These laws, rules and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and the federal and state agencies frequently revise the environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements for the oil and gas industry could have a significant impact on our operating costs. We believe that we substantially comply with all current applicable environmental laws and regulations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. However, we cannot predict the passage of or quantify the potential impact of more stringent future laws and regulations at this time. For the year ended December 31, 2003, we did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of our facilities. As of the date of this prospectus, we are not aware of any environmental issues or claims that will require material capital expenditures during 2004 or that will otherwise have a material impact on our financial position or results of operations.

       The environmental laws and regulations which could have a material impact on the oil and natural gas exploration and production industry are as follows:

       National Environmental Policy Act. Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will have an EA prepared that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed EIS that may be made available for public review and comment. All of our current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

       Waste Handling. The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, affect oil and gas exploration and production activities by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of “hazardous wastes” and on the disposal of non-hazardous wastes. Under the auspices of the Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil, natural gas, or geothermal energy constitute “solid wastes”, which are regulated under the less stringent non-hazardous waste provisions, but there is no guarantee that the EPA or the individual states will not adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation. Indeed, legislation has been proposed from time to time in Congress to re-categorize certain oil and gas exploration and production wastes as “hazardous wastes”.

       We believe that we are currently in substantial compliance with the requirements of RCRA and related state and local laws and regulations, and that we hold all necessary and up-to-date permits, registrations and other authorizations to the extent that our operations require them under such laws and regulations. Although we do not believe the current costs of managing our wastes as they are presently classified to be significant, any legislative or regulatory reclassification of oil and natural gas exploration and production wastes could increase our costs to manage and dispose of such wastes.

       Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “superfund” law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site, or site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substance. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the course of our operations, we generate wastes that may fall within CERCLA’s definition of “hazardous substances”. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA for all or part of the costs to clean up sites at which such “hazardous substances” have been deposited.

       Water Discharges. The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and gas wastes, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or the state. These prescriptions also prohibit the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by a permit issued by the U.S. Army Corps of Engineers. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the federal Clean Water Act and analogous state laws and regulations. We maintain all required discharge permits necessary to conduct our operations, and we believe we are substantial compliance with the terms thereof.

       Air Emissions. The Federal Clean Air Act, and associated state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. In addition, EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Some of our new facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. These regulations may increase the costs of compliance for some facilities federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. We believe that we are in substantial compliance with all air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations.

       Other Laws and Regulation. In 1997, numerous countries reached agreement on the Kyoto Protocol to the United Nations Framework Convention on Climate Change. If the Protocol enters into force, adopting countries would be required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, that are suspected of contributing to global warming. The Bush administration has indicated it will not support ratification of the Protocol, and Congress has resisted recent proposed legislation directed at reducing greenhouse gas emissions. However, there has been support in various regions of the country for legislation that requires reductions in greenhouse gas emissions, and some states have already adopted legislation addressing greenhouse gas emissions from certain greenhouse gas emission sources, primarily power plants. The oil and natural gas exploration and production industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. Our operations are not adversely impacted by current state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

       Legislation continues to be introduced in Congress and development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Other Regulation of the Oil and Gas Industry

       The oil and gas industry is extensively regulated by numerous federal, state and local authorities, including Native American tribes. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, and Native American tribes are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

       Drilling and Production. Our operations are subject to various types of regulation at federal, state, local and Native American tribal levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties, municipalities and Native American tribes, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the rates of production or “allowables”;

•	the surface use and restoration of properties upon which wells are drilled and other third parties;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

       State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of natural gas and oil we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

       Natural Gas Sales Transportation. Historically, federal legislation and regulatory controls have affected the price of the natural gas we produce and the manner in which we market our production. The Federal Energy Regulatory Commission, or FERC, has jurisdiction over the transportation and sale for resale of natural gas in interstate commerce by natural gas companies under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. Since 1978, various federal laws have been enacted which have resulted in the complete removal of all price and non-price controls for sales of domestic natural gas sold in “first sales”, which include all of our sales of our own production.

       FERC also regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Commencing in 1985, FERC promulgated a series of orders, regulations and rule makings that significantly fostered competition in the business of transporting and marketing gas. Today, interstate pipeline companies are required to provide nondiscriminatory transportation services to producers, marketers and other shippers, regardless of whether such shippers are affiliated with an interstate pipeline company. FERC’s initiatives have led to the development of a competitive, unregulated, open access market for gas purchases and sales that permits all purchasers of gas to buy gas directly from third-party sellers other than pipelines. However, the natural gas industry historically has been very heavily regulated; therefore, we cannot guarantee that the less stringent regulatory approach recently pursued by FERC and Congress will continue indefinitely into the future nor can we determine what affect, if any, future regulatory changes might have on our natural gas related activities.

       Under FERC’s current regulatory regime, transmission services must be provided on an open-access, non-discriminatory basis at cost-based rates or at market-based rates if the transportation market at issue is sufficiently competitive. Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and instate waters. Although its policy is still in flux, FERC recently has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting gas to point-of-sale locations.

       Operations on Native American Reservations. A portion of our leases in the Uinta basin are, and some of our future leases in this and other areas may be, regulated by Native American tribes. In addition to regulation by various federal, state and local agencies and authorities, an entirely separate and distinct set of laws and regulations applies to lessees, operators and other parties within the boundaries of Native American reservations. Various federal agencies within the U.S. Department of the Interior, particularly the Minerals Management Service and the Bureau of Indian Affairs, together with each Native American tribe, promulgate and enforce regulations pertaining to oil and gas operations on Native American reservations. These regulations include lease provisions, royalty matters, drilling and production requirements, environmental standards, and numerous other matters.

       Native American tribes are subject to various federal statutes and oversight by the Bureau of Indian Affairs. However, each Native American tribe is a sovereign nation and has the right to enforce certain other laws and regulations entirely independent from federal, state and local statutes and regulations, as long as they do not supersede or conflict with such federal statutes. These tribal laws and regulations include various fees, taxes, requirements to employ Native American tribal members, and numerous other conditions that apply to lessees, operators, and contractors conducting operations within the boundaries of an Native American reservation. Further, lessees and operators within an Native American reservation are subject to the Native American tribal court system, unless there is a specific waiver of sovereign immunity by the Native American tribe allowing resolution of disputes between the Native American tribe and those lessees or operators to occur in federal or state court.

       Therefore, we are subject to various laws and regulations pertaining to Native American tribal surface ownership, Native American oil and gas leases, fees, taxes, and other burdens, obligations and issues unique to oil and gas ownership and operations within Native American reservations. One or more of these requirements may increase our costs of doing business on Native American tribal lands and have an impact on the economic viability of any well or project on those lands.

Employees

       As of November 15, 2004, we had 133 full time employees, including 17 geologists and geophysicists, 16 petroleum engineers and eight land and regulatory professionals. Of our 133 full time employees, 96 work in our Denver office and 37 are in our district and field offices. We also contract for the services of independent consultants involved in land, regulatory, accounting, financial and other disciplines as needed. None of our employees are represented by labor unions or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Offices

       We currently lease approximately 39,400 square feet of office space in Denver, Colorado at 1099 18th Street, where our principal offices are located. The lease for our Denver office expires in January 2009. We also have field offices in or near the Cave Gulch field and Gillette, Wyoming, Parachute, Colorado, and Roosevelt, Utah. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed.

Legal Proceedings

       We are not a party to any material pending legal or governmental proceedings, other than ordinary routine litigation incidental to our business. While the ultimate outcome and impact of any proceeding cannot be predicted with certainty, our management believes that the resolution of any proceeding will not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers, Directors and Other Key Employees

       The following table sets forth information regarding our eight executive officers, our directors and other key employees as of November 15, 2004.

Name	Age	Position

William J. Barrett	75	Chief Executive Officer, Chairman and Director
J. Frank Keller	61	Chief Operating Officer, Vice Chairman and Director
Fredrick J. Barrett	43	President and Director
Thomas B. Tyree, Jr.	43	Chief Financial Officer
Robert W. Howard	50	Executive Vice President — Finance and Investor Relations, and Treasurer
Dominic J. Bazile II	46	Senior Vice President — Operations and Engineering
Francis B. Barron	42	Senior Vice President — General Counsel and Corporate Secretary
Huntington T. Walker	49	Vice President — Land
Terry R. Barrett	44	Vice President — Exploration, Northern Division
Kurt M. Reinecke	45	Vice President — Exploration, Southern Division
Wilfred R. Roux	47	Vice President — Geophysics
Richard Aube	35	Director
Henry Cornell	48	Director
James M. Fitzgibbons	70	Director
Jeffrey A. Harris	48	Director
Roger L. Jarvis	50	Director
Philippe S. E. Schreiber	63	Director
Randy Stein	51	Director

       Each of William J. Barrett, Fredrick J. Barrett and J. Frank Keller may be deemed to be a promoter and founder of the Company due to his initiative in organizing the Company. William J. Barrett is the father of Fredrick J. Barrett and Terry R. Barrett and the brother-in-law of J. Frank Keller.

Executive Officers and Other Key Employees

       William J. Barrett. Mr. Barrett has served as our Chairman of the Board, Chief Executive Officer and a Director since our inception in January 2002. Mr. Barrett founded Barrett Resources Corporation (“Barrett Resources”), which was acquired in August 2001 by The Williams Companies. Mr. Barrett served as the Chief Executive Officer of Barrett Resources from December 1983 until November 18, 1999, except for the period from July 1, 1997 through March 23, 1998. He also served Barrett Resources as Chairman of the Board from September 1994 until March 2000, and as President from December 1983 until September 1994. From March 2000 until November 2001, Mr. Barrett was retired. From November 2001 until the formation of the Company in January 2002, Mr. Barrett consulted on the establishment of the Company and its planned activities. Prior to 1983, Mr. Barrett held various positions with several other oil and gas companies.

       J. Frank Keller. Mr. Keller has served as our Vice Chairman of the Board, Chief Operating Officer and a Director since our inception in January 2002. Mr. Keller was a co-founder of Barrett Resources and served as Barrett Resources’ Executive Vice President from 1983 until Barrett

Resources was acquired by The Williams Companies in August 2001. He also served as Chief Financial Officer of Barrett Resources from 1995 until July 2001, as a director from 1983 until 2000, and as Secretary from 1983 until 1997. From August 2001 until January 2002, Mr. Keller served as a consultant, including with respect to the establishment of the Company and its planned activities.

       Fredrick J. Barrett. Mr. Barrett has served as our President and a Director since our inception in January 2002. Mr. Barrett served as senior geologist of Barrett Resources and its successor in the Rocky Mountain Region from 1997 through 2001, and as geologist from 1989 to 1996. From 1987 to 1989, Mr. Barrett was a partner in Terred Oil Company, a private oil and gas partnership providing geologic services for the Rocky Mountain Region. From 1983 to 1987, Mr. Barrett worked as a project and field geologist for Barrett Resources.

       Thomas B. Tyree, Jr. Mr. Tyree has served as our Chief Financial Officer since February 2003. From August 1989 until January 2003, Mr. Tyree was employed by Goldman, Sachs & Co., most recently as a Managing Director in the Investment Banking Division, working with oil and gas companies. From 1983 to 1987, Mr. Tyree was employed by Bankers Trust Company as an Associate in corporate finance.

       Robert W. Howard. Mr. Howard has served as our Executive Vice President — Finance and Investor Relations since January 2004 and as our Treasurer since our inception in January 2002. From February 2003 until January 2004, Mr. Howard served as our Executive Vice President — Finance and Accounting. From January 2002 until February 2003, Mr. Howard served as our Chief Financial Officer; from our inception in January 2002 until February 2004, Mr. Howard served as our Secretary; and from January 2002 until March 2002 he served as a Director of the Company. From August 2001 until December 2001, Mr. Howard served as Vice President — Finance and Administration and a director of AEC Oil & Gas (USA) Inc., an indirect subsidiary of Alberta Energy Company, Ltd., an oil and gas exploration and development company that subsequently was acquired by EnCana Corporation. Mr. Howard served as Senior Vice President — Investor Relations and Corporate Development of Barrett Resources from February 1999 until August 2001. Mr. Howard previously served as Barrett Resource’s Senior Vice President beginning in March 1992 and as Treasurer beginning in March 1986.

       Dominic J. Bazile II. Mr. Bazile has served as Senior Vice President — Operations and Engineering since May 2003 and previously served as our Vice President of Operations beginning in February 2002. Prior to joining us, Mr. Bazile was employed by Barrett Resources and its successor from July 1995 until January 2002, including serving as Drilling Manager.

       Francis B. Barron. Mr. Barron has served as Senior Vice President — General Counsel and Secretary since March 2004. Mr. Barron was a partner at the Denver, Colorado office of Patton Boggs LLP from February 1999 until February 2004, practicing corporate, securities and general business law. Prior to February 1999, Mr. Barron was a partner of and served as an associate at Bearman Talesnick & Clowdus Professional Corporation, a Denver law firm. Mr. Barron’s clients included publicly-traded oil and gas companies.

       Huntington T. Walker. Mr. Walker has served as Vice President — Land since our inception in January 2002. From June 1981 through December 2001, Mr. Walker was self employed in the oil and gas industry as an independent landman performing consulting work for various clients including Barrett Resources and investing in oil and gas properties for his own account. From May 1979 through June 1981, Mr. Walker was employed by Hunt Energy Corporation in their Denver Office.

       Terry R. Barrett. Mr. Barrett has served as Vice President — Exploration, Northern Division, since our inception in January 2002. From 1989 to 2001, Mr. Barrett served as Senior Geologist or Project Geologist in numerous Rocky Mountain basins for Barrett Resources Corporation, prior to the acquisition of that company by The Williams Companies. He served as Senior Geologist for approximately five months with The Williams Companies from August through December 2001. From 1987 to 1989, Mr. Barrett was a general partner in Terred Oil Company, a private oil and gas partnership providing geologic services for the Rocky Mountain Region. From 1983 to 1987, Mr. Barrett worked as a contract project and field geologist for Barrett Resources.

       Kurt M. Reinecke. Mr. Reinecke has served as Vice President — Exploration, Southern Division since our inception in January 2002. From 1985 to 2001, Mr. Reinecke served as a Senior Exploration Geologist or Operations Geologist in numerous Rocky Mountain and Mid-Continent basins for Barrett Resources Corporation, prior to the acquisition of that company by The Williams Companies.

       Wilfred R. (Roy) Roux. Mr. Roux has served as Vice President — Geophysics since February 2002. Prior to joining us, Mr. Roux was employed by Barrett Resources and The Williams Companies from July 1995 until January 2002, including as Senior Geoscientist and Senior Geophysicist. Mr. Roux’s responsibilities with us include overseeing our implementation and use of technology and geophysical data.

Outside Directors

       Richard Aube. Mr. Aube has served as a Director of the Company since October 2003. Mr. Aube is currently a Principal of JPMorgan Partners, LLC, a global private equity company affiliated with J.P. Morgan Chase & Co. Prior to joining JPMorgan Partners, LLC in 2000, Mr. Aube was a Partner of the Beacon Group for seven years. Prior to that, Mr. Aube worked as an investment banker in the Natural Resources Group at Morgan Stanley & Co., Incorporated. He currently serves as a director of other private companies.

       Henry Cornell. Mr. Cornell has been a director of the Company since 2002. Mr. Cornell is a Managing Director in the Principal Investment Area of Goldman, Sachs & Co., which he joined in 1984. He is a member of the global Merchant Banking Investment Committees for both the firm’s Corporate and Real Estate investment activities. Mr. Cornell also serves on the Board of Directors of Ping An Insurance Company of China and the American Golf Corporation, LLC.

       James M. Fitzgibbons. Mr. Fitzgibbons has been a director since July 2004. Mr. Fitzgibbons also has served as a Director/ Trustee of Dreyfus Laurel Funds, a series of mutual funds, since 1994. From January 1998 until 2001, Mr. Fitzgibbons served as Chairman of the Board of Davidson Cotton Company. From January 1994 until it was sold in August 2001, Mr. Fitzgibbons served as a director of Barrett Resources, for which he also served as a director from July 1987 until October 1992. From October 1990 through December 1997, Mr. Fitzgibbons was Chairman of the Board and Chief Executive Officer of Fieldcrest Cannon, Inc.

       Jeffrey A. Harris. Mr. Harris has been a Director of the Company since 2002. Mr. Harris has served since 1988 as a Managing Director of Warburg Pincus LLC, which he joined in 1983. Mr. Harris’ responsibilities include involvement in investments in energy, technology and other industries. Mr. Harris has served as a director of Spinnaker Exploration, Inc., a publicly traded oil and gas company, since 1996 and serves on Spinnaker’s Compensation Committee. Mr. Harris also serves as a director of Proxim, Inc., a publicly traded provider of wireless networking equipment, since July 2003. Mr. Harris is a director of Knoll, Inc. and other private companies.

       Roger L. Jarvis. Mr. Jarvis has been a Director of the Company since 2002. Mr. Jarvis has served as President, Chief Executive Officer and Director of Spinnaker Exploration Company since 1996 and as Chairman of the Board of Spinnaker since 1998. From 1986 to 1994, Mr. Jarvis served in various capacities with King Ranch Inc. and its subsidiary, King Ranch Oil and Gas, Inc., including Chief Executive Officer, President and Director of King Ranch Inc. and Chief Executive Officer and President of King Ranch Oil and Gas, Inc., where he expanded its activities in the Gulf of Mexico. Mr. Jarvis is a director of National-Oilwell, Inc.

       Philippe S.E. Schreiber. Mr. Schreiber has been a Director of the Company since February 2002. Mr. Schreiber is an independent lawyer and business consultant. Mr. Schreiber served as a director of Barrett Resources from 1985 until 2001. From August 1985 through December 1998, he was a partner of, or of counsel to, the law firm of Walter, Conston, Alexander & Green, P.C. in New York, New York. Since 1991, Mr. Schreiber has served as a director of the United States principal affiliate of The Mayflower Corporation plc (in Administration), which was a publicly-listed company in the United Kingdom until it filed for creditor protection in April 2004. The United States affiliated companies of the Mayflower Corporation plc (in Administration) are not subject to any bankruptcy or creditor protection proceedings and Mr. Shreiber has not served as an officer or director of the Mayflower Corporation plc (in Administration). Mr. Schreiber also serves as a director of other private companies.

       Randy Stein. Mr. Stein has served as a director and the chair of audit committee since July 2004. Mr. Stein is a self-employed tax and business consultant. From July 2000 until its sale in June 2004, Mr. Stein was a director of Westport Resources Corporation, a Denver based oil and natural gas exploration and development company, where Mr. Stein served as the chair of the Audit Committee. Mr. Stein has served since 2001 as a director of Koala Corporation, a Denver based public company engaged in the design, production and marketing of family convenience products, where he serves on the audit and compensation committees. He also was a principal at PricewaterhouseCoopers LLP, formerly Coopers & Lybrand LLP, from November 1986 to June 30, 2000.

Management Philosophy

      The Company is managed on a day-to-day basis by a team of eight executive officers that includes William J. Barrett, our Chief Executive Officer; J. Frank Keller, our Chief Operating Officer; Fredrick J. Barrett, our President; Thomas B. Tyree, Jr., our Chief Financial Officer; Robert W. Howard, our Executive Vice President — Finance and Investor Relations; Dominic J. Bazile II, our Senior Vice President — Operations and Engineering; Francis B. Barron, our Senior Vice President — General Counsel; and Huntington T. Walker, our Vice President — Land. Our executive management team meets formally on a weekly basis and informally on a daily basis. Interaction among the executive officers is intense, candid and highly cooperative, reflecting a team-oriented management philosophy that defines the culture of our company. All of our executive officers successfully worked together, as officers and advisors, for many years with Barrett Resources and now with Bill Barrett Corporation.

      Our Chief Executive Officer, William J. Barrett, intends to continue to actively manage the operations of our company. Our Chief Operating Officer, President, Chief Financial Officer and General Counsel report directly to Mr. Barrett. Our President, Fredrick J. Barrett, manages the exploration side of our business, which includes four dedicated, multi-functional basin teams, as well as our Geophysics and Information Technology teams. Each of our basin teams — Wind River, Uinta/ Piceance, Powder River and Williston — is led by a senior manager with extensive experience in his respective region of operations. Our basin team leaders manage their regions as separate business units, with responsibility for exploration, production, land, acquisitions, capital budgeting, and other functions relevant to their respective regions, including the continuing generation of new geologic play concepts. Each team works very closely with our Operations Department, which is managed by our Chief Operating Officer, J. Frank Keller. Our basin teams are directly accountable for the performance of their respective basins, which is measured based on production, cash flow, cost structure, exploration and development success and other factors.

       Our executive officers and board of directors view our employees as our greatest asset, and recognize the importance of identifying talented individuals and preparing them for senior management positions. An executive development plan has been formulated and implemented, which provides increasing levels of responsibility and training for those employees who could ultimately succeed to senior management positions within our company. Several individuals have been identified and are being developed as candidates for various of our executive positions. In addition to these internal candidates, the board and management, as a matter of course, monitor other individuals within as well as outside of our company.

Board of Directors

       We currently have ten directors. Our restated certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2005, Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2006 and Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2007. The Class I directors are Messrs. Aube, Cornell and Keller, the Class II directors are Messrs. Fredrick Barrett, Harris and Stein and the Class III directors are Messrs. William Barrett, Fitzgibbons, Jarvis and Schreiber. At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock — Amendments to our Certificate of Incorporation and Bylaws” and “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of Incorporation, Bylaws and Policies — Amendments to our Certificate of Incorporation and Bylaws” and “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of Incorporation and Bylaws — Delaware Anti-Takeover Statute”.

       In addition, our restated bylaws will provide that the authorized number of directors, which shall constitute the whole board of directors, may be changed by a resolution duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Vacancies and newly created directorships may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

       Each of our current directors were nominated in accordance with provisions of a stockholders’ agreement entered into at the time of the initial Series B preferred stock investment. These stockholders’ agreement provisions will automatically terminate upon the closing of this initial public offering.

Committees of the Board

       Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. Following the completion of this offering, the members of these committees may change.

       Audit Committee. Our audit committee currently consists of Messrs. Stein, Fitzgibbons and Schreiber. Messrs. Stein, Fitzgibbons and Schreiber are “independent” under the standards of the New York Stock Exchange and SEC regulations. In addition, the board of directors has determined that Mr. Stein is an “audit committee financial expert”, as defined under the rules of the SEC. As required by the standards of the New York Stock Exchange, the audit committee consists solely of independent directors. Our audit committee operates pursuant to a formal written charter. This committee oversees, reviews, acts on and reports to our board of directors on various auditing and accounting matters including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements.

       Compensation Committee. Our compensation committee currently consists of Messrs. Fitzgibbons, Harris, Jarvis and Schreiber, each of whom is “independent” under the standards of the New York Stock Exchange and SEC regulations. As required by the standards of the New York Stock Exchange, the compensation committee consists solely of independent directors. Our compensation committee operates pursuant to a formal written charter. This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee also administers our incentive compensation and benefit plans.

       Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Messrs. Cornell, Harris and Jarvis. Messrs. Harris and Jarvis are “independent” under the standards of the New York Stock Exchange and SEC regulations. As required by the standards of the New York Stock Exchange, within one year after the date of listing the nominating and corporate governance committee will consist solely of independent directors. Our nominating and corporate governance committee operates pursuant to a formal written charter. This committee identifies, evaluates and recommends qualified nominees to serve on our board of directors, develops and oversees our internal corporate governance processes and maintains a management succession plan.

Compensation Committee Interlocks and Insider Participation

       The compensation committee consists of Messrs. Fitzgibbons, Harris, Jarvis and Schreiber, all of whom are non-employee directors. None of these individuals has ever been an officer or employee for our company. In addition, none of our executive officers serve as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or on our compensation committee.

Director Compensation

       Our directors who are not employees of our company and who were not nominated by the investors in our Series B preferred stock (“Outside Directors”) receive an annual retainer of $25,000 and a meeting attendance fee of $1,000 for each board and committee meeting attended. The chairs of the audit committee and the compensation committee receive an additional annual retainer of $10,000 and the chairs of other committees receive an additional annual retainer of $5,000. The Outside Directors also are entitled to receive equity compensation under our 2004 Stock Incentive Plan with a value at the date of award or grant of approximately $80,000 per year in the form of stock options, restricted stock and/or other equity grants. The first grant to Outside Directors will be in the form of options to purchase common stock effective upon the completion of this offering. These options will have an exercise price equal to the initial public offering price, will vest 25% on each of the first four anniversaries of the completion of this offering, and shall terminate on the seventh anniversary of the completion of this offering. All directors are reimbursed for all reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

Executive Compensation and Other Information

       The following table sets forth the compensation since our inception of our chief executive officer and each of our other four most highly compensated executive officers serving as of December 31, 2003 (we refer to these five individuals, collectively, as the named executive officers) for the fiscal years ended December 31, 2003 and 2002.

Summary Compensation Table

							Long-Term
							Compensation
			Annual				Awards
			Compensation
							Securities
Name and					Other Annual		Underlying	All Other
Principal Position	Year	Salary	Bonus		Compensation		Options/SARs (#)	Compensation

William J. Barrett	2003	$237,500	$100,000	(1)	$—		—	$—
Chief Executive Officer	2002	181,250	75,000		118,400	(2)	197,852	—
J. Frank Keller	2003	201,250	75,000	(1)	—		—	9,947	(3)
Chief Operating Officer	2002	165,625	58,000		51,800	(2)	111,090	583	(3)
Fredrick J. Barrett	2003	154,700	75,000	(1)	—		—	6,661	(3)
President	2002	128,750	37,000		22,200	(2)	65,415	467	(3)
Thomas B. Tyree, Jr.	2003	183,333	75,000	(1)	510,288	(4)	211,164	5,899	(3)
Chief Financial Officer	2002	—	—		—		—	—
Dominic J. Bazile II	2003	147,455	50,000	(1)	—		—	5,450	(3)
Senior Vice President —	2002	128,333	33,000		22,200	(2)	52,791	467	(3)
Operations and Engineering

(1)	Sixty percent of the 2003 bonus was paid in March 2004 and the remaining 40% will be paid if the Company meets 2004 performance goals approved by the Compensation Committee and the named executive officer remains an employee.

(2)	Consists of the difference between the purchase price for shares of common stock purchased by the named executive officer and the fair market value of those shares on the date of purchase. For additional information concerning the vesting of shares of common stock purchased by management, see “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, Our Restated Certificate of Incorporation, Bylaws, and Policies — Stockholders’ Agreement”.

(3)	Consists of 401(k) plan matching contributions.

(4)	Consists of $17,648, which was the difference between the purchase price for shares of common stock purchased by Mr. Tyree and the fair market value of those shares, $300,000 for relocation expenses (including travel expenses to search for a house in Colorado, moving expenses, brokerage commissions, real estate transfer taxes and legal fees related to the sale of Mr. Tyree’s residence, and the cost of temporary housing), $15,000 for legal expenses relating to the commencement of employment (including for the negotiation of Mr. Tyree’s terms of employment with us and the terms of his separation from his previous employer), and $177,640 for the reimbursement of income taxes related to expense payments.

Stock Options Granted During 2003

       The following table sets forth certain information regarding stock options granted to the named executive officers as of December 31, 2003.

	Individual Grants				Potential
Realizable Value at
	Number of				Assumed Annual
	Securities	Percentage of			Rates of Stock
	Underlying	Total Options/	Exercise		Price Appreciation
	Options/	SARs Granted	of Base		for Option Term
	SARs	to Employees in	Price	Expiration
Name	Granted (#)	Fiscal Year	(#/Sh)	Date	5% ($)	10% ($)

William J. Barrett	—	—	—	—	—	—
J. Frank Keller	—	—	—	—	—	—
Fredrick J. Barrett	—	—	—	—	—	—
Thomas B. Tyree, Jr.	211,164	59.7%	(1)	2/3/2013	36,000	91,000
Dominic J. Bazile II	—	—	—	—	—	—

(1)	Options to purchase 91,811 shares are exercisable at $35.40 per share and options to purchase 119,353 shares are exercisable at $0.48 per share. We intend to allow the holders of all outstanding options with an exercise price of $35.40 per share, including Mr. Tyree, to amend those options to provide for an exercise price equal to the initial public offering price, to decrease the number of shares subject to the options and to reduce the termination date of the options to the seventh anniversary of the closing of the initial public offering. See “— Equity Compensation Plan Information — 2002 Stock Option Plan — Amendment of Tranche A Options”.

Aggregated Option Exercises During 2003

and Option Values at December 31, 2003

       The following table sets forth certain information regarding options that the named executive officers exercised during 2003 and the options that those persons held at December 31, 2003.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options/SARs at		Options/SARs at
	Shares		FY-End (#)(1)		FY-End ($)
	Acquired on	Value Realized
Name	Exercise (#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

William J. Barrett	14,873	15,533	64,263	118,711	—	23,299
J. Frank Keller	7,712	8,054	36,724	66,654	—	12,081
Fredrick J. Barrett	4,131	4,315	22,035	39,249	—	6,472
Thomas B. Tyree, Jr.	—	—	—	211,164	—	99,715
Dominic J. Bazile II	2,754	2,876	18,362	31,675	—	4,315

(1)	We intend to allow the holders of all outstanding options with an exercise price of $35.40 per share, including the named executive officers, to amend those options to provide for an exercise price equal to the initial public offering price, to decrease the number of shares subject to the options and to reduce the termination date of the options to the seventh anniversary of the closing of the initial public offering. See “— Equity Compensation Plan Information — 2002 Stock Option Plan — Amendment of Tranche A Options”.

Employment Agreements

       Our only employment agreement with an executive officer is an agreement with Thomas B. Tyree, Jr., our Chief Financial Officer, effective February 4, 2003. The agreement provides for a base annual salary of at least $200,000 per year, subject to annual review by the board of directors, reimbursement for reasonable relocation expenses not to exceed $300,000 and legal expenses related to the commencement of his employment and for income taxes related to those expense reimbursements, plus an opportunity to participate in any programs, including cash bonus programs, made available to senior executives. Pursuant to the agreement, Mr. Tyree purchased 200,000 shares of fully vested Series B preferred stock on July 1, 2003 for $1,000,000. In addition, pursuant to the agreement, Mr. Tyree was granted on February 3, 2003 (“Date of Grant”) incentive stock options to purchase (1) up to 91,811 shares of common stock at an exercise price of $35.40 per share (the “Tranche A Options”) and (2) up to 119,353 shares of common stock at an exercise price of $0.48 per share (the “Tranche B Options”). Twenty percent of each of the Tranche A and the Tranche B options were exercisable on the Date of Grant, with an additional 20% becoming exercisable on each of the first, second, third and fourth anniversaries of the Date of Grant, if Mr. Tyree continues to be an employee on each such date. Mr. Tyree also purchased from William J. Barrett 73,448 shares of common stock at $0.24 per share on July 1, 2003, with 40% vested at purchase and an additional 20% vesting on January 31 of 2004, 2005 and 2006, which is the same vesting schedule as shares held by other members of management. Mr. Tyree’s employment agreement further provided that he will not be terminated prior to July 31, 2004 other than for cause, and if his employment agreement is terminated after July 31, 2004 without cause, he is entitled to a severance payment equal to the amount provided under any applicable severance plan. In October 2004, we agreed to allow all holders of Tranche A Options, including Mr. Tyree, to amend their Tranche A Options as described below in “— Description of Benefit Plans — 2002 Stock Option Plan — Amendment of Tranche A Options”.

Change in Control Severance Protection Agreements

       Our board of directors approved severance agreements for the named executive officers and other employees in the event that there is both a change in control (as defined in the agreements) of the Company and the person’s employment is terminated within one year after the change in control other than a termination for cause or without good reason, as defined in the agreement. The named executive officers are entitled to receive a severance payment equal to two times their highest cash compensation, including bonus, during any consecutive 12 month period in the three years preceding the termination. This amount is payable in a lump sum. Each named executive officer also is entitled to accelerated vesting of all unvested stock options and accelerated lapsing of all restrictions on restricted stock grants upon the occurrence of the change in control, regardless of whether the named executive officer is terminated. Each named executive officer also will receive continuation of all life, disability, accident and health insurance for 36 months after termination, or reasonably equivalent benefits, as well as outplacement services to assist in obtaining new employment. Each agreement automatically expires if a change in control has not occurred within a 10-year period, and may be renewed for successive one-year periods by written agreement of the parties.

Indemnification Agreements

       We have entered into an indemnification agreement with each of our directors and executive officers. These agreements require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified, and to cover them under any directors’ and officers’ liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and will be in addition to any other rights that the indemnitee may have under our restated certificate of incorporation, bylaws and applicable law.

Severance Plan

       Our board of directors has adopted a Severance Plan, effective as of July 1, 2004. The purpose of the Severance Plan is to provide an incentive to our employees who are not covered by severance protection agreements to continue to work for us for specified periods following a change in control (as defined in the plan). The Severance Plan may be amended or terminated by our board of directors at any time prior to the occurrence of an event intended to cause a change in control.

       Pursuant to the Severance Plan, all full-time regular employees who have at least six months service with us prior to the date of a change in control and are not covered by a severance protection agreement are eligible to receive certain severance benefits. Employees not hired on a full-time basis and employees with individual agreements providing similar severance benefits are not eligible to participate in the Severance Plan. If an eligible employee’s employment is terminated (i) by us without cause or (ii) by such employee with cause, such employee will receive the greater of three weeks of base salary multiplied by the employee’s years of service or three weeks of base salary for each $10,000 of annual base salary. The minimum severance payment shall be equal to 12 weeks’ base salary. The maximum severance payment will not exceed 26 weeks’ base. The Severance Program also provides for certain medical benefits to continue for six months after termination and for accelerated vesting of stock options and restricted stock grants. No employee will receive severance benefits unless he or she executes a release of all claims against us in a form acceptable to us.

Equity Compensation Plan Information

       The following table provides aggregate information presented as of December 31, 2003 with respect to all compensation plans under which equity securities are authorized for issuance.

	(a)	(b)	(c)
	Number of Securities	Weighted Averaged	Number of Securities
	to Be Issued Upon	Exercise Price of	Remaining Available
	Exercise of	Outstanding	for Future Issuance
	Outstanding Options,	Options, Warrants	(Excluding Securities
Plan Category	Warrants and Rights	and Rights	Reflected in Column (a))

Equity compensation plans approved by shareholders	1,336,669	$26.50	19,341
Equity compensation plans not approved by shareholders	—	—	—

Total	1,336,669	$26.50	19,341

Description of Benefit Plans

2002 Stock Option Plan

       General. Our Amended and Restated 2002 Stock Option Plan (the “2002 Option Plan”), was adopted by our board of directors and subsequently approved by our stockholders so that incentive stock options may be granted under the 2002 Option Plan. Pursuant to the exercise of options granted under the 2002 Option Plan, we may issue up to 1,404,700 shares of common stock, either treasury or authorized but unissued, to key employees, directors and other persons who have contributed or are contributing to our success. Unissued shares that are subject to an option, which for any reason expires or otherwise terminates before exercise, may again be made subject to options under the 2002 Option Plan. No one person may be granted during any two-year period options to purchase more than 238,707 shares. As of November 15, 2004, options to purchase 1,402,497 shares have been granted pursuant to the 2002 Option Plan so that options to purchase an additional 2,203 shares may be granted under the 2002 Option Plan. The 2002 Option Plan will terminate at midnight on January 10, 2012, except as to options previously granted and outstanding at that time. In addition, the 2002 Option Plan may be amended by the board of directors (provided that no amendment generally may impair any option then outstanding) and may be terminated at any earlier time by the board of directors (except with respect to any options then outstanding).

       Administration. The 2002 Option Plan will be administered by an option committee composed of our board of directors or by a committee of at least two directors selected by our board of directors. The compensation committee currently is serving as the option committee. Administration of the 2002 Option Plan includes selection of optionees and determination of the terms of options granted under the 2002 Option Plan. In addition, the option committee may adopt such rules and regulations for carrying out the purposes of the 2002 Option Plan as it deems proper and in our best interests.

       Options. We agreed with our initial investors that, during the period that the stockholders agreement with our initial investors was in effect, options (the “Tranche A Options”) to purchase up to 1,009,916 shares may be granted with an exercise price of $35.40 or more per share and options to purchase an additional 394,785 shares may be granted with an exercise price of not less than $0.24 per share. As part of the proposed amendment of Tranche A Options described below under “— Amendment of Tranche A Options”, the investors agreed to amend the 2002 Option Plan to allow the decrease of the minimum exercise price for Tranche A Options to the initial public offering price. The option committee determines the exercise price for options granted under the 2002 Option Plan; provided that the exercise price for shares underlying incentive options will be fixed and will not be less than 100% of the fair market value (as defined in the plan) of the option shares on the date of grant. The option period begins on the date of grant and may continue for a period designated by the option committee up to a maximum of ten years from the date of grant. Each option granted on or before February 3, 2003 was exercisable with respect to 20% of the option shares on the date of grant and an additional 20% became exercisable on the first four anniversaries of the date of grant if the optionee continued to be employed by the Company on those dates. Options granted after February 3, 2003 are exercisable with respect to 40% of the option shares upon the first anniversary of the date of grant, 60% upon the second anniversary of the date of grant, 80% upon the third anniversary of the date of grant and 100% upon the fourth anniversary of the date of grant; provided the optionee continues to be employed by the Company on those dates. The date on which all or a portion of an option may be exercised may be accelerated upon a change in control (as described in the 2002 Option Plan). In addition, upon a change in control, the option committee may allow for the surrender of options in exchange for the excess of the per share consideration received in the change in control transaction over the option exercise price and may cancel any options not exercised or surrendered in connection with the change in control. The exercise price generally will be paid in cash or, if permitted by the option committee, in common stock previously owned by the optionee. Options granted under the 2002 Option Plan are not transferable except by will, the applicable laws of descent and distribution, or, in the case of non-qualified options, (1) pursuant to a domestic relations order or (2) with the committee’s consent, to certain permitted transferees. We may withhold from any compensation or other payments due to the optionee amounts as may be necessary to satisfy any withholding requirements of federal or state law or regulation, otherwise require the optionee to remit such amount to us, or provide for an optionee to satisfy his or her tax withholding obligations by our retention or receipt of common stock. In the event that each of the outstanding shares of common stock should be changed into, or exchanged for, a different number or kind of our shares of stock or other securities, or if further changes or exchanges of any stock or other securities into which the common stock has been changed, or exchanged, is made (whether by reason of merger, consolidation, reorganization, recapitalization, stock dividends, reclassification, split-up, combination of shares or otherwise), then there will be substituted for each share of common stock that is subject to the 2002 Option Plan, the number and kind of shares of stock or other securities into which each outstanding share of common stock will be so changed or exchanged. In addition, in the event of any such change or exchange, the option committee may adjust the number, kind and exercise price of outstanding options under the 2002 Option Plan.

       Amendment of Tranche A Options. We intend to allow the holders of all 1,007,709 outstanding Tranche A Options to amend those options to provide that each option to purchase one share of common stock for $35.40 per share would become an option to purchase a number of shares of common stock at the initial public offering price that has an estimated value that is equivalent to the estimated value of the outstanding Tranche A Options. The exact ratio would be determined by comparing the relative estimated value of the outstanding Tranche A Options based on the original exercise price and weighted average remaining terms to the estimated value based on the initial public offering price using the Black-Scholes option pricing model and is subject to change based on the actual initial public offering price. Based on an assumed initial offering price of $21.50 per share, which is the mid point of the estimated price range of $20.00 to $23.00, the ratio would be 0.70 so that each existing Tranche A Option to purchase one share of common stock at $35.40 per share would become an option to purchase 0.70 shares at $21.50 per share. In addition, the modified options would have a term of seven years after the completion of this offering compared to the weighted average remaining term of the Tranche A Options of approximately eight years. The vesting schedules for the Tranche A Options will not change. The decision of whether to amend the Tranche A Options is at the discretion of the holders of the Tranche A Options. We intend to allow the amendment of the Tranche A Options because we believe the $35.40 per share exercise price does not provide sufficient incentive compared to the initial public offering price and we believe the amendment could provide incentive while not changing the relative estimated value of the options before the amendment and the estimated value of the reduced number of options after the amendment. This amendment would take effect only if this offering is consummated. This amendment will be made pursuant to an exemption pursuant to Section 3(a)(9) of the Securities Act of 1933. As a consequence of this amendment, we would change the accounting for these options from fixed plan accounting to variable plan accounting. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Tranche A Option Accounting”.

2003 Stock Option Plan

       General. Our 2003 Stock Option Plan (the “2003 Option Plan”) was adopted by our board of directors and approved by our stockholders so that incentive stock options may be granted under the 2003 Option Plan. Pursuant to the exercise of options granted under the 2003 Option Plan, we may issue up to 36,724 shares of common stock, either treasury or authorized but unissued, to our key employees, directors and other persons who have contributed or are contributing to our success. Unissued shares that are subject to an option, which for any reason expires or otherwise terminates before exercise, may again be made subject to options under the 2003 Option Plan. No one person may be granted during any two-year period options to purchase more than 18,362 shares. As of November 15, 2004, options to purchase 36,724 shares have been granted pursuant to the 2003 Option Plan so that no additional options may be granted under the 2003 Option Plan. The 2003 Option Plan will terminate at midnight on December 10, 2013, except as to options previously granted and outstanding under the 2003 Option Plan at that time. In addition, the 2003 Option Plan may be amended by the board of directors (provided that no such amendment generally may impair any option then outstanding) and may be terminated at any earlier time by the board of directors (except with respect to any options then outstanding).

       Administration. The 2003 Option Plan will be administered by an option committee composed of our board of directors or by a committee of at least two directors selected by our board of directors. We anticipate that the compensation committee will serve as the option committee. Administration of the 2003 Option Plan includes selection of optionees and determination of the terms of options granted under the 2003 Option Plan. In addition, the option committee may adopt such rules and regulations for carrying out the purposes of the 2003 Option Plan as it deems proper and in our best interests.

       Options. The option committee will determine the exercise price for options granted under the 2003 Option Plan; provided that the exercise price for shares underlying incentive options will be fixed and will not be less than 100% of the fair market value (as defined in the plan) of the option shares on the date of grant. The option period begins on the date of grant and may continue for a period designated by the option committee up to a maximum of ten years from the date of grant. Options granted are exercisable with respect to 25% of the option shares upon the first anniversary of the date of grant, 50% upon the second anniversary of the date of grant, 75% upon the third anniversary of the date of grant and 100% upon the fourth anniversary of the date of grant; provided the optionee continues to be employed by us on those dates. The date on which all or a portion of an option may be exercised may be accelerated upon a change in control (as described in the 2003 Option Plan). In addition, upon a change in control, the option committee may allow for the surrender of options in exchange for the excess of the per share consideration received in the change in control transaction over the option exercise price and may cancel any options not exercised or surrendered in connection with the change in control. The exercise price generally will be paid in cash or, if permitted by the option committee, in common stock previously owned by the optionee. Options granted under the 2003 Option Plan are not transferable except by will, the applicable laws of descent and distribution, or, in the case of non-qualified options, (1) pursuant to a domestic relations order or (2) with the committee’s consent, to certain permitted transferees. The option committee is entitled to withhold from any compensation or other payments due to the optionee amounts as may be necessary to satisfy any withholding requirements of federal or state law or regulation, otherwise require the optionee to remit such amount to us, or provide for an optionee to satisfy his or her tax withholding obligations by our retention or receipt of common stock. In the event that each of the outstanding shares of common stock should be changed into, or exchanged for, a different number or kind of our shares of stock or other securities, or if further changes or exchanges of any stock or other securities into which the common stock has been changed, or exchanged, is made (whether by reason of merger, consolidation, reorganization, recapitalization, stock dividends, reclassification, split-up, combination of shares or otherwise), then there will be substituted for each share of common stock that is subject to the 2003 Option Plan, the number and kind of shares of stock or other securities into which each outstanding share of common stock will be so changed or exchanged. In addition, in the event of any such change or exchange, the option committee may adjust the number, kind and exercise price of outstanding options under the 2003 Option Plan.

Tax Treatment for 2002 and 2003 Stock Option Plans

       The following is a brief summary of certain of the United States federal income tax consequences relating to the plans based on federal income tax laws currently in effect. This summary applies to the plans as normally operated and is not intended to provide or supplement tax advice. Individual circumstances may vary these results, and we recommend that each participant consult with on his or her own tax counsel for advice regarding tax treatment under the plans. The summary contains general statements based on current United States federal income tax statutes, regulations and currently available interpretations thereof. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences or the effect, if any, of gift, estate and inheritance taxes.

       The options granted pursuant to the 2002 Option Plan and 2003 Option Plan may be either incentive options qualifying for beneficial tax treatment for the recipient as “incentive stock options” under Section 422 of the Internal Revenue Code or non-qualified options. No person may be issued incentive stock options covering shares with a fair market value, at the date of grant, in excess of $100,000 exercisable in any calendar year. No incentive stock option may be granted to a person if at the time such option is granted the person owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries as defined in Section 424 of the Internal Revenue Code, unless at the time incentive stock options are granted the purchase price for the option shares is at least 110% of the fair market value of the option shares on the date of grant and the incentive stock options are not exercisable for five years after the date of grant. Incentive stock options may only be granted to employees.

       Non-Qualified Stock Options. Generally, an optionee will not recognize any taxable income upon the grant of a non-qualified stock option. We will not be entitled to a federal income tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of the common stock transferred to the optionee over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. Such fair market value generally will be determined on the date the shares of common stock are transferred pursuant to the exercise. We generally will be entitled to a federal income tax deduction at such time in the amount of such compensation income. The optionee’s federal income tax basis for the common stock received pursuant to the exercise of a non-qualified stock option will equal the sum of the compensation income recognized and the exercise price. In the event of a sale of common stock received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss.

       Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option (but in some circumstances may be subject to an alternative minimum tax as a result of exercise), and we will not be entitled to a federal income tax deduction with respect to such grant or exercise. A sale or exchange by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the incentive stock option will result in the difference between the net sale proceeds and the exercise price, if any, being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the incentive stock option or within one year from the date of transfer of the shares to the optionee, such sale or exchange generally will constitute a “disqualifying disposition” of such shares that will have the following results: any excess of (a) the lesser of (1) the fair market value of the shares at the time of exercise of the incentive stock option and (2) the amount realized on such disqualifying disposition of the shares over (b) the option exercise price of such shares, will be ordinary income to the optionee, and the Company generally will be entitled to a federal income tax deduction in the amount of such income. The balance, if any, of the optionee’s gain upon a disqualifying disposition will qualify as capital gain and will not result in any deduction by the Company.

2004 Stock Incentive Plan

       General. Our 2004 Stock Incentive Plan (the “2004 Incentive Plan”) was adopted by our board of directors and will be submitted for approval by our stockholders. The purpose of the 2004 Incentive Plan is to enhance our ability to attract and retain officers, employees, directors and consultants and to provide such persons with an interest in the Company parallel to our stockholders. The 2004 Incentive Plan provides for the grant of stock options (including incentive stock options, as defined in Section 422 of the Code, and non-qualified stock options) and other awards (including performance units, performance shares, share awards, restricted stock, restricted stock units, and stock appreciation rights, or SARs). The maximum number of shares that may be made the subject of options and awards granted under the 2004 Incentive Plan is 4,900,000, all of which may be made the subject of either restricted stock awards or restricted stock units or may be issued upon the exercise of incentive stock options. In addition, the maximum number of shares that may be the subject of options and awards granted to a participant in any one year is 1,225,000. As of November 15, 2004, options to purchase 951,000 shares have been approved for granting pursuant to the 2004 Incentive Plan effective upon completion of this offering, subject to the receipt of stockholder approval of that plan, so that additional awards covering 3,949,000 shares may be granted under the 2004 Incentive Plan. Unless terminated earlier by our board of directors, the 2004 Incentive Plan will terminate on June 30, 2014. Upon an event constituting a “change in control” (as defined in the 2004 Incentive Plan) of the Company, all options and SARs will become immediately exercisable in full. In addition, in such an event performance units will become immediately vested and restrictions on stock granted pursuant to restricted stock awards and restricted stock units will lapse.

       Administration. The 2004 Incentive Plan will be administered by an option committee appointed by our board of directors, constituted so as to comply with Rule 16b-3 under the

Exchange Act, and comprised of two or more “outside directors” (within the meaning of Section 162(m) of the Internal Revenue Code). The compensation committee currently is serving as the option committee. Our compensation committee may grant options and SARs on such terms, including vesting and payment forms, as it deems appropriate in its discretion, however, no option or SAR may be exercised more than 10 years after its grant, and the purchase price for incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant. Our compensation committee may grant restricted stock awards, restricted stock units, share awards, performance units and performance shares on such terms and conditions as it may in its discretion decide.

       Options. The purchase price or the manner in which the exercise price is to be determined for shares under each option will be determined by the compensation committee and set forth in the agreement. However, the exercise price per share under each incentive stock option may not be less than 100% of the fair market value of a share on the date the option is granted (110% in the case of an incentive stock option granted to an eligible individual who possesses more than 10% of the total combined voting power of all classes of stock of the Company). Each option will become exercisable in such installments and at such times as the compensation committee designates and sets forth in the agreement. The compensation committee will determine the term of the options, provided that an incentive stock option will not be exercised after the expiration of ten years from the date it was granted (five years in the case of an incentive stock option granted to an individual who possesses more than 10% of the total combined voting power of all classes of stock of the Company). Rights under any option may not be transferred except by will or the laws of descent and distribution. The compensation committee, however, may provide that the option may be transferred to members of the optionee’s immediate family or to trusts, partnerships or limited liability companies established solely for the benefit of such immediate family members.

       Restricted Common Stock. The compensation committee may grant awards of restricted stock to eligible individuals, which will be evidenced by an agreement between the Company and the grantee setting out the applicable restrictions on, and terms and conditions of, the restricted stock. Shares of restricted stock may not be sold, assigned, transferred, pledged or disposed of for a restricted period of time as the compensation committee may determine. Unless otherwise determined by the compensation committee, upon termination of a plan participant from the Company prior to the end of the restricted period, the restricted stock shall be forfeited. The compensation committee may also award eligible individuals restricted stock units having a value equal to an identical number of shares of common stock. Payment for restricted stock units is made in common stock or in cash or a combination thereof as determined by the compensation committee.

       Performance Shares. The compensation committee may grant awards of performance shares in the form of actual shares of common stock or common stock units having a value equal to an identical number of shares of common stock. The compensation committee shall establish the performance objective for each award of performance shares, consisting of one or more business criteria, one or more levels of performance with respect to each such criteria, and the amount or amounts payable or other rights that the participant will be entitled to upon achievement of such levels of performance. Performance objectives shall be objective and shall meet the requirements of Section 162(m) of the Code. Performance objectives may differ for performance shares granted to any one participant or to different participants. An award of performance shares to a participant who is also a covered employee shall, unless the compensation committee determines otherwise, provide that in the event of the participant’s termination of service prior to the end of the performance period for any reason, such award will be payable only (i) if the applicable performance objectives are achieved and (ii) to the extent the compensation committee determines. Following the completion of each performance period, the compensation committee shall certify in writing, in accordance with 162(m) of the Code, whether the performance objectives and other material terms of an award have been achieved or met. The compensation committee may in its discretion reduce or eliminate the amount of payment with respect to an award to a covered employee, notwithstanding the achievement of the specified objectives, however no adjustment shall be made which would adversely impact a participant following a change of control. The maximum number of performance shares subject to any award to a covered employee is 1,225,000 for each 12 months during the performance period.

       Share Purchases. The compensation committee may authorize eligible individuals to purchase common stock in the Company at a price equal to, below or above the fair market value of the common stock at the time of grant. Any such offer may be subject to the conditions and terms of the compensation committee may impose.

       Stock Appreciation Rights (SARs). SARs may be granted by the compensation committee, in its discretion, in connection with or independently of an option, common stock or SAR. A SAR granted in connection with an option is generally subject to the same terms and conditions with respect to exercisability and transfer applicable to the particular option grant to which it pertains. Upon exercise of a SAR related to an option, the participant shall be entitled to receive an amount determined by multiplying (1) the excess of the fair market value of a share of common stock on the date preceding the date of exercise of such SAR over the per share purchase price under the related option, by (2) the number of shares of common stock as to which such SAR is being exercised. Upon the exercise of a SAR granted in connection with an option, the option shall be canceled to the extent of the number of shares of common stock as to which the SAR is exercised, and upon the exercise of an option granted in connection with a SAR, the SAR shall be canceled to the extent of the number of shares of common stock as to which the option is exercised or surrendered. SARs unrelated to options shall contain such terms and conditions as to exercisability, vesting and duration as the compensation committee shall determine, but in no event shall they have a term of greater than ten (10) years. Upon exercise of a SAR unrelated to an option, the participant shall be entitled to receive an amount determined by multiplying (1) the excess of the fair market value of a share on the date preceding the date of exercise of such SAR over the per share exercise price of the SAR, by (2) number of shares as to which the SAR is being exercised. To exercise any outstanding SAR, the participant shall provide written notice of exercise to the Company. Payment to the participant may be made in the discretion of the compensation committee solely in whole shares of common stock in a number determined at their fair market value on the date preceding the date of exercise of the SAR, or solely in cash, or in a combination of cash and shares of common stock. If the compensation committee decides to make full payment in shares of common stock and the amount payable results in a fractional share, payment for the fractional share will be made in cash.

       Share Awards. Subject to performance conditions as the Committee may determine, awards of common stock or awards based on the value of the common stock may be granted either alone or in addition to other awards granted under the plan. Payment of common stock awards that are based on the value of common stock may be made in common stock, or in cash or in a combination thereof as determined by the compensation committee.

Tax Treatment for the 2004 Stock Incentive Plan

       The following is a brief summary of certain of the United States federal income tax consequences relating to the 2004 Incentive Plan based on federal income tax laws currently in effect. This summary applies to the plan as normally operated and is not intended to provide or supplement tax advice. Individual circumstances may vary these results, and we recommend that each participant consult his or her own tax counsel for advice regarding tax treatment under the plan. The summary contains general statements based on current United States federal income tax statutes, regulations and currently available interpretations thereof. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences or the effect, if any, of gift, estate and inheritance taxes.

       Stock Options. The options granted pursuant to the 2004 Incentive Plan may be either incentive options qualifying for beneficial tax treatment for the recipient as “incentive stock options”

under Section 422 of the Code or non-qualified options. No person may be issued incentive stock options covering shares with a fair market value, at the date of grant, in excess of $100,000 exercisable in any calendar year. No incentive stock option may be granted to a person if at the time such option is granted the person owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any of our subsidiaries as defined in Section 424 of the Code, unless at the time incentive stock options are granted the purchase price for the option shares is at least 110% of the fair market value of the option shares on the date of grant and the incentive stock options are not exercisable for five years after the date of grant.

       Non-Qualified Stock Options. An optionee will not recognize any taxable income upon the grant of a non-qualified stock option. We will not be entitled to a federal income tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of the common stock transferred to the optionee over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. Such fair market value generally will be determined on the date the shares of common stock are transferred pursuant to the exercise. We generally will be entitled to a federal income tax deduction at such time in the amount of such compensation income. The optionee’s federal income tax basis for the common stock received pursuant to the exercise of a non-qualified stock option will equal the sum of the compensation income recognized and the exercise price. In the event of a sale of common stock received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss.

       Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option (but in some circumstances may be subject to an alternative minimum tax as a result of exercise), and we will not be entitled to a federal income tax deduction with respect to such grant or exercise. A sale or exchange by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the incentive stock option will result in the difference between the net sale proceeds and the exercise price, if any, being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the incentive stock option or within one year from the date of transfer of the shares to the optionee, such sale or exchange generally will constitute a “disqualifying disposition” of such shares that will have the following results: any excess of (a) the lesser of (1) the fair market value of the shares at the time of exercise of the incentive stock option and (2) the amount realized on such disqualifying disposition of the shares over (b) the option exercise price of such shares, will be ordinary income to the optionee, and the Company generally will be entitled to a federal income tax deduction in the amount of such income. The balance, if any, of the optionee’s gain upon a disqualifying disposition will qualify as capital gain and will not result in any deduction by the Company.

       Restricted Stock and Restricted Stock Units. A grantee generally will not recognize taxable income upon the grant of restricted stock, and the recognition of any income will be postponed until such shares are no longer subject to the restriction or the risk of forfeiture. When either the restrictions or the risk of forfeiture lapses, the grantee will recognize ordinary income equal to the fair market value of the restricted stock at the time that such restrictions lapse and, subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) of the Code, we will be entitled to a federal income tax deduction in the same amount and at the same time as the grantee recognizes ordinary income. A grantee may elect to be taxed at the time of the grant of restricted stock and, if this election is made, the grantee will recognize ordinary income equal to the excess of the fair market value of the restricted stock at the time of grant (determined without regard to any of the restrictions thereon) over the amount paid, if any, by the grantee for such shares. We will be entitled to a federal income tax deduction in the same amount and at the same time as the grantee recognizes ordinary income. Generally, a grantee will not realize taxable income upon the grant of Restricted Stock Units. Upon vesting, the participant would include in ordinary income an amount equal to any cash received or the value of any shares received. Subject to any deduction limitation under Section 162(m) of the Code, we will be entitled to a deduction equal to the amount of ordinary income recognized by the participant upon exercise.

       Performance Shares and Performance Units. Generally, a grantee will not recognize any taxable income and we will not be entitled to a deduction upon the award of performance shares or performance units. At the time performance shares vest or the grantee receives a distribution with respect to performance units, the fair market value of the vested shares or the amount of any cash or shares received in payment for such awards generally is taxable to the grantee as ordinary income. Subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) of the Code, we will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the grantee.

       SARs. In general, a grantee would realize no taxable income upon the grant of SARs. Upon the exercise of a SAR, the grantee would include in ordinary income an amount equal to any cash received. Subject to any deduction limitation under Section 162(m) of the Code, we will be entitled to a deduction equal to the amount of ordinary income recognized by the grantee upon exercise.

RELATED PARTY TRANSACTIONS

       Following is a discussion of transactions between us and our officers, directors and stockholders owning more than 5% of the outstanding shares of preferred stock and common stock.

       In January 2002, William J. Barrett, the Chairman of the Board, Chief Executive Officer and a director of the Company, loaned $500,000 to us. This loan, which was repaid in April 2002, was repayable on demand any time after April 10, 2002, and accrued interest at a rate equal to two percentage points above the prime rate of interest until paid.

       Mr. Cornell, a director of the Company, is a managing director of Goldman Sachs. Goldman Sachs Credit Partners L.P., an affiliate of Goldman Sachs, is the sole lead arranger, administrative agent, syndication agent and a lender under our Senior Subordinated Credit and Guaranty Agreement, or the “bridge loan”. A portion of the proceeds of this offering will be used to repay this bridge loan. In management’s opinion, the terms of this agreement were at least as favorable to the Company as could be obtained from non-related sources. Goldman Sachs is an affiliate of certain investors in our Series B preferred stock. Mr. Cornell initially was elected as a director pursuant to the stockholders’ agreement and stock purchase agreement dated March 28, 2002, relating to the sale of the Series B preferred stock, pursuant to which certain affiliates of Goldman Sachs purchased a total of 14,000,000 shares of the Series B preferred stock for $5.00 per share for a total purchase price of $70,000,000, as further described below. J. Aron & Company, an affiliate of Goldman Sachs, is the counterparty to all of the Company’s natural gas and oil swaps and collars. In management’s opinion, the swap and collar terms were provided on terms at least as favorable to the Company as could be obtained from non-related sources.

       Mr. Aube, a director of the Company, is a Principal of J.P. Morgan Partners LLC, a company affiliated with the lead arranger and agent for our revolving credit facility. In management’s opinion, the terms obtained through the credit facility were provided on terms at least as favorable to the Company as could be obtained from non-related sources. Affiliates of J.P. Morgan Partners have provided commercial banking and related financial services to us in the past and are expected to provide similar services in the future. Mr. Aube was elected as the J.P. Morgan Entities (as defined below) nominee on our board of directors pursuant to the stockholders’ agreement and Series B stock purchase agreement, relating to the sale of the Series B preferred stock, pursuant to which the J.P. Morgan Entities purchased 10,000,000 shares of the Series B preferred stock for $5.00 per share for a total purchase price of $50,000,000, as further described below.

       Mr. Harris, a director of the Company, is a member and serves as a Managing Director at Warburg Pincus LLC. Mr. Harris initially was elected as a director pursuant to the stockholders’ agreement and Series B stock purchase agreement, relating to the sale of the Series B preferred stock, pursuant to which an affiliate of Warburg Pincus purchased 22,000,000 shares of Series B preferred stock for $5.00 per share for a total purchase price of $110,000,000, as further described below.

       Mr. Tyree was employed at Goldman, Sachs & Co., an affiliate of certain of the investors in our Series B preferred stock and an underwriter of this offering, at the time that we entered into the Purchase Agreement and the stockholders’ agreement with the investors in our Series B preferred stock.

       In addition to the relationships described above, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are serving as underwriters in this offering, for which they will receive the compensation described in the “Underwriting” section.

Investments in the Company

       Since our inception, our officers, directors, key employees and 5% stockholders have invested cash in or contributed marketable securities to us in exchange for shares of our common, Series A preferred stock, and Series B preferred stock in a series of offerings by us. The common stock was purchased in January 2002 for $0.24 per share or acquired by exercise of stock options during the period from December 2003 through November 2004 for $0.48 per share, the Series A preferred was purchased in March 2002 for $4.17 per share, and the Series B preferred was purchased during the period from March 2002 through May 2004 for $5.00 per share. The majority of the shares of Series B preferred stock were purchased by our institutional investors pursuant to the Series B stock purchase agreement. These shares of Series B preferred stock were issued incrementally upon the occurrence of each capital call pursuant to the Series B stock purchase agreement on the following dates and in the following amounts.

	Shares of
	Series B
Issuance Date	Preferred Stock	Amount

March 28, 2002	15,999,999	$80,000,000
December 13, 2002	5,100,000	25,500,000
February 21, 2003	6,700,000	33,500,000
March 19, 2003	5,000,002	25,000,000
July 31, 2003	5,599,999	28,000,000
October 21, 2003	6,000,000	30,000,000
January 15, 2004	4,000,000	20,000,000
May 12, 2004	2,600,000	13,000,000

Total	51,000,000	$255,000,000

The investors have no further obligation or right to purchase Series B preferred stock pursuant to the stock purchase agreement.

The preferred stock will be converted to common stock upon the completion of this offering as described under “Conversion of Preferred Stock”. Accordingly, no further shares will be issued pursuant to the stock purchase agreement.

       As of November 15, 2004, the following table summarizes the shares of our common, Series A preferred, and Series B preferred stock acquired from us by our officers, directors and 5% stockholders since our inception.

			Series A		Series B
Officers, Directors and 5%	Common		Preferred		Preferred		Total
Stockholders	Stock		Stock		Stock		Consideration

William J. Barrett	515,123	(1)	1,078,600	(2)	10,000		$4,676,889
J. Frank Keller	227,176	(3)	270,254		10,000		1,234,321
Fredrick J. Barrett	98,601		192,503		10,000		877,917
Thomas B. Tyree, Jr.	121,197	(4)	—		210,000		1,072,942 (4)
Robert W. Howard	99,427	(5)	100,000	(5)	—		442,576
Dominic Bazile II	96,535		40,274		5,000		217,129
Francis B. Barron	—		3,000		52,000		272,510
Terry R. Barrett	96,535		85,600		10,000	(8)	431,139
Kurt M. Reinecke	96,535	(6)	28,000	(6)	—		140,947
Wilfred R. Roux	92,403		72,000		10,000		372,441
Huntington T. Walker	95,158		—		—		23,525
James M. Fitzgibbons	—		60,000		—		250,200
Roger L. Jarvis	3,673		—		—		1,765
Philippe S.E. Schreiber	5,509		60,000	(7)	—		252,847
Randy Stein	—		—		—		—
Warburg Pincus Private Equity VIII, L.P.	—		—		22,000,000	(9)	110,000,000
The Goldman Sachs Group, Inc.	—		—		14,000,000	(10)	70,000,000
The J.P. Morgan Entities	—		—		10,000,000	(11)	50,000,000

(1)	Includes 73,448 shares of common stock that Mr. Barrett subsequently sold to Mr. Tyree.

(2)	Includes 978,600 Series A shares held by Barrett Family LLLP, for which Mr. Barrett serves as a general partner.

(3)	Includes 41,618 shares of common stock Mr. Keller transferred to his children.

(4)	Excludes 73,448 shares of common stock that were purchased by Mr. Tyree from William J. Barrett for $0.24 per share.

(5)	Held by Robert W. Howard Trust dated August 2, 2001, for which Mr. Howard serves as a trustee.

(6)	Held by The Reinecke-Alcott Trust dated June 7, 2000, for which Mr. Reinecke serves as a trustee.

(7)	Held by Mr. Schreiber’s spouse.

(8)	Includes 1,000 shares held in the Brandon J. Barrett Irrevocable Trust 1,000 shares held in the Brett A. Barrett Irrevocable Trust, and 1,000 shares held in the Lauren L. Barrett Irrevocable Trust, all of which Mr. Terry Barrett serves as a trustee

(9)	One of our directors, Mr. Harris, is affiliated with Warburg Pincus Private Equity Partners VIII, L.P. You can read more about Mr. Harris’ affiliation with Warburg Pincus Private Equity VIII, L.P. under the heading “Principal Stockholders”.

(10)	The shares shown in the table are held directly or indirectly by investment partnerships affiliated with The Goldman Sachs Group, Inc., with which one of our directors, Mr. Cornell is affiliated. You can read more about Mr. Cornell’s affiliation with these entities under the heading “Principal Stockholders”.

(11)	The shares shown in the table are held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., JPMP Global Fund/ Bill Barrett A, L.P., and JPMP Global Fund/ Bill Barrett, L.P., with which one of our directors, Mr. Aube, is affiliated. You can read more about Mr. Aube’s affiliation with these entities under the heading “Principal Stockholders”.

Directed Share Program

       The Company currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to 600,000 shares of common stock for sale at the initial public offering price to officers and other employees, directors, family members of officers and representatives of clients, vendors and suppliers and industry partners, all of whom must be natural persons and may not include venture capital firms or other entities. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby. The directed share program will be administered by Lehman Brothers, Inc., an underwriter in this offering. Lehman Brothers will receive no compensation for administering the program other than its compensation as an underwriter. The Company has agreed to indemnify Lehman Brothers, Inc. against liabilities incurred in connection with the directed share program. For additional information concerning the directed share program, see “Underwriting”.

Registration Rights Agreements

          Agreement with Series B Preferred Stock Investors

       On March 28, 2002, we entered into a registration rights agreement with the holders of our Series B preferred stock who purchased 51,000,000 shares pursuant to the stock purchase agreement dated March 28, 2002. Pursuant to the registration rights agreement, we have agreed to register the transfer of shares of our common stock they will receive upon conversion of their Series B preferred stock immediately prior to the completion of this offering, under certain circumstances. Based on the assumed initial public offering price, we estimate that the shares of our Series B preferred stock held by parties to the registration rights agreement will convert into 23,850,859 shares of our common stock immediately after this offering as described under “Conversion of Preferred Stock”. These holders include (directly or indirectly through subsidiaries or affiliates), among others, The Goldman Sachs Group, Inc., the J.P. Morgan Entities and Warburg Pincus Private Equity VIII, L.P.

       Demand Registration Rights. At any time after this offering, each stockholder who is the holder of (1) more than 10% of our then outstanding common stock, (2) common stock with an aggregate current market value of at least $50,000,000 or (3) stockholders holding at least 60% of the shares of common stock shall have the right to require us by written notice to register a specified number of shares in accordance with the Securities Act and the registration rights agreement. Until we are eligible to use Form S-3 for registration under the Securities Act, each qualified holder has the right to request up to two registrations. Once we are eligible to use Form S-3 for registration, each qualified holder has the right to request up to five registrations, minus any demand registration rights exercised prior to that date. Nevertheless, in no event shall more than one demand registration occur during any six-month period or within 120 days after the effective date of a registration statement, provided that no demand registration may be prohibited for that 120-day period more than once in any 12-month period.

       Piggy-back Registration Rights. If at any time after this offering we propose to file a registration statement under the Securities Act with respect to an offering of common stock (subject to certain exceptions), whether or not for our own account, then we must give at least 30 days’

notice prior to the anticipated filing date to all holders of registrable securities to allow them to include a specified number of their shares in that registration statement. We will be required to maintain the effectiveness of that registration statement until the earlier of 120 days after the effective date and the consummation of the distribution by the participating holders.

       Conditions and Limitations; Expenses. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with a demand registration or a registration on Form S-3, regardless of whether a registration statement is filed or becomes effective.

Agreement With Bridge Lender

       In September 2004, we entered into a registration rights agreement with Goldman Sachs Credit Partners, L.P. in connection with the bridge loan we received from that lender. We agreed to register the transfer of senior subordinated exchange notes that may be issued under the bridge loan agreement if the bridge loan is not paid by September 1, 2005. We intend to use a portion of the net proceeds of the offering to repay the entire bridge loan.

       Required Registration. We are required to file a registration statement on or before October 1, 2005, which is 30 days after the bridge loan maturity date of September 1, 2005, registering the resale of the subordinated exchange notes on a continuous or delayed basis under the Securities Act. We are required to use commercially reasonable efforts to cause the registration statement to become effective within 120 days after the registration statement is filed. If the registration statement is not filed or does not become effective when required, we will pay additional interest on the bridge loan or subordinated exchange notes of 0.50% for the first 90 days of the default, at a per annum rate of 1.00% for the second 90 days of the default, at a per annum rate of 1.50% for the third 90 days of the default and at a per annum rate of 2.00% thereafter for the remaining portion of the default. We intend to use a portion of the net proceeds of the offering to repay the entire bridge loan.

       Expenses. We will generally pay all registration expenses in connection with the registration statement.

Management Rights Agreement

       We have entered into a management rights agreement with each of the Goldman entities, the J.P. Morgan Entities and Warburg Pincus Private Equity VIII, L.P., who purchased our Series B preferred stock pursuant to the stock purchase agreement. Under the terms of this agreement, each of these investors is entitled to (1) consult with and advise us on significant business issues, (2) examine our records, subject to customary confidentiality restrictions on the use of such information, and (3) be notified of and attend all meetings of the board in a non-voting advisory capacity and receive all materials distributed to board members. The parties to the management rights agreement do not receive compensation under the agreement. Following this offering, each respective agreement will terminate upon the date on which the relevant investor owns less than five percent of our capital stock.

Regulatory Sideletter

       On March 28, 2002, we entered into a regulatory sideletter with J.P. Morgan Partners (BHCA), L.P., an affiliate of J.P. Morgan Chase & Co. and a regulated entity and a holder of 19% of our Series B preferred stock. J.P. Morgan Partners (BHCA), L.P.’s affiliate is a joint-lead manager in this offering. Under the terms of this sideletter, we agreed to cooperate with J.P. Morgan Partners (BHCA), L.P. in all reasonable respects to assist its regulatory compliance in connection with legal restrictions, including banking regulations, on the type and terms of its investment in our securities, including conversion to nonvoting securities. Following this offering, this sideletter will terminate upon the date on which J.P. Morgan Partners (BCHA), L.P. owns less than five percent of our capital stock.

PRINCIPAL STOCKHOLDERS

       The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 15, 2004, and as adjusted to give effect to this offering at an assumed initial public offering price of $21.50 per share, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	our current directors;

•	our five most highly compensated executive officers; and

•	all of our directors and executive officers as a group.

      The information in this table also assumes (1) a 1-for-5.446 reverse common stock split immediately prior to the completion of the offering and (2) the conversion of preferred stock to common stock immediately prior to the completion of the offering, each as described under “Conversion of Preferred Stock”. The actual split amount and allocation in the conversion to the existing stockholders will depend on the initial public offering price, but will not affect the number or percentage outstanding of shares offered to the public in this offering. However, the number of shares shown as represented by outstanding stock options and the exercise price of these options (and the fully diluted ownership percentages represented below) will change depending on the actual stock split ratio. All option information assumes that all holders of Tranche A Options agree to amend those options as described in “Management — Description of Benefit Plans — 2002 Stock Option Plan — Amendment of Tranche A Options”. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for each person set forth in the table is c/o Bill Barrett Corporation, 1099 18th Street, Suite 2300, Denver, Colorado 80202.

       In calculating the number of shares beneficially owned by each person and the percentage owned by each person, we assumed that all shares issuable upon exercise of options on or prior to February 15, 2005 are exercised by that person. The total number of shares outstanding used in calculating the percentage owned assumes no exercise of options held by other persons. The information in this table does not include any shares that may be purchased by our directors and executive officers in the directed share program that we anticipate undertaking in connection with this offering. We intend to reserve an aggregate of 600,000 shares of common stock for this program. See “Related Party Transactions — Directed Share Program” and “Underwriting”.

			Percentage of Shares
			Beneficially Owned

	Number of Shares		Prior to	After
Name of Beneficial Owner	Beneficially Owned		Offering (1)	Offering (2)

5% Stockholders:
Warburg Pincus Private Equity VIII, L.P.	10,216,767	(3)	36.0%	25.3%
466 Lexington Avenue
New York, NY 10017
The Goldman Sachs Group, Inc.	6,501,580	(4)	22.9	16.1
85 Broad Street
New York, NY 10004
The J.P. Morgan Entities	4,643,985	(5)	16.4	11.5
1221 Avenue of the Americas
Floor 39
New York, NY 10020

			Percentage of Shares
			Beneficially Owned

	Number of Shares		Prior to	After
Name of Beneficial Owner	Beneficially Owned		Offering (1)	Offering (2)

Executive Officers and Directors:
William J. Barrett	935,741	(6)(15)	3.3	2.3
J. Frank Keller	376,093	(7)(15)	1.2	*
Fredrick J. Barrett	201,622	(8)(15)	*	*
Thomas B. Tyree, Jr.	279,608	(9)(15)	*	*
Dominic J. Bazile II	163,705	(10)(15)	*	*
Philippe S.E. Schreiber	36,717	(11)	*	*
Richard Aube	4,643,985	(5)(12)	16.4	11.5
Henry Cornell	6,501,580	(4)	22.9	16.1
Jeffrey A. Harris	10,216,767	(3)	36.0	25.3
James M. Fitzgibbons	23,463		*	*
Roger Jarvis	13,255	(13)	*	*
Randy Stein	—		*	*
All executive officers and directors as a group (15 persons)	23,665,149	(3)(4)(5)(6)(7)(8)(9)(10) (11)(12)(13)(14)(15)(16)	83.3	58.6

*	Less than 1%

(1)	Based on an aggregate of 28,372,000 shares of common stock issued and outstanding immediately after this offering.

(2)	Assumes the issuance of 12,000,000 shares of common stock in this offering.

(3)	Consists of shares directly owned by Warburg Pincus Private Equity VIII, L.P., including three related limited partnerships. Warburg Pincus & Co. serves as the sole general partner of Warburg Pincus Private Equity VIII, L.P. and that limited partnership is managed by Warburg Pincus LLC. Our director, Jeffrey A. Harris, is a general partner of Warburg Pincus & Co. and a member and managing director of Warburg Pincus LLC. All shares indicated owned by Mr. Harris are included because of his affiliation with the Warburg Pincus entities. Mr. Harris disclaims beneficial ownership of all the shares of common stock held by Warburg Pincus Private Equity VIII, L.P. and its affiliates. The 10,216,767 shares are included three times in the table under the beneficial ownership of each of Mr. Harris, Warburg Pincus Private Equity VIII, L.P. and all executive officers and directors as a group.

(4)	The Goldman Sachs Group, Inc., which we refer to as GS Group, and certain affiliates, may be deemed to own beneficially and indirectly in the aggregate 6,501,580 shares of common stock which are owned directly or indirectly by investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. We refer to these investment partnerships as the GS Limited Partnerships. Goldman Sachs is the investment manager of certain of the GS Limited Partnerships. The GS Limited Partnerships and their respective beneficial ownership of shares of our common stock are: (a) GS Capital Partners 2000, L.P. 3,504,500 shares, (b) GS Capital Partners 2000 Offshore, L.P. 1,273,399 shares (owned indirectly through GSCP 2000 Offshore BBOG Holding, L.P.), (c) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG 146,480 shares (owned indirectly through GSCP 2000 GmbH BBOG Holding, L.P.), (d) GS Capital Partners 2000 Employee Fund, L.P. 1,112,801 shares, (e) Goldman Sachs Direct Investment Fund 2000, L.P. 232,200 shares, and (f) Stone Street Fund 2000, L.P. 232,200 shares (owned both directly and indirectly through direct ownership of Stone Street BBOG Holding). Our director Henry Cornell is a managing director of Goldman Sachs. Mr. Cornell, Goldman Sachs and GS Group each disclaims beneficial ownership of the shares owned directly or indirectly by the GS Limited Partnerships, except to the extent of their pecuniary interest therein, if any. The shares are included three times in the table under the beneficial ownership of each of Mr. Cornell, GS Group and all executive officers and directors as a group.

(5)	Includes 3,663,513 shares of common stock owned by J.P. Morgan Partners (BHCA), L.P., 576,396 shares owned by J.P. Morgan Partners Global Investors, L.P., 251,876 shares owned by J.P. Morgan Partners Global Investors (Cayman), L.P., 32,591 shares owned by J.P. Morgan Partners Global Investors (Cayman) II, L.P., 79,101 shares owned by JPMP Global Fund/ Bill Barrett A, L.P., and 40,507 shares owned by JPMP Global Fund/ Bill Barrett, L.P. We refer to these partnerships as the JP Morgan Entities. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. and the general partner of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., JPMP Global Fund/Bill Barrett, L.P. and JPMP Global Fund/Bill Barrett A, L.P. is JPMP Global Investors, L.P. The general partner of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. is JPMP Capital Corp., a wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company. Each of JPMP Master Fund Manager, L.P., JPMP Capital Corp., JPMP Global Investors, L.P. and J.P. Morgan Chase & Co. may be deemed beneficial owners of the shares held by the J.P. Morgan Entities, however, the foregoing shall not be construed as an admission that such entities are the beneficial owners of the shares held by the J.P. Morgan Entities.

(6)	Includes options to purchase 67,774 shares of common stock that currently are exercisable out of a total of 112,956 options with an assumed exercise price equal to the assumed initial public offering price of $21.50 per share and an expiration date of the seventh anniversary of the closing of this offering. Options to purchase an additional 22,591 shares become exercisable on each of September 10, 2005 and 2006. Mr. Barrett also holds options to purchase up to 14,874 shares of common stock at an exercise price of $0.48 per share until September 10, 2012, of which 7,437 become exercisable on each of September 10, 2005 and 2006.

(7)	Includes options to purchase 38,728 shares of common stock that currently are exercisable out of a total of 64,546 options with an assumed exercise price equal to the assumed initial public offering price of $21.50 per share and an expiration date of the seventh anniversary of the closing of this offering. Options to purchase an additional 12,910 shares become exercisable on each of September 10, 2005 and 2006. Mr. Keller also holds options to purchase up to 7,713 shares of common stock at an exercise price of $0.48 per share until September 10, 2012, of which 3,857 become exercisable on each of September 10, 2005 and 2006.

(8)	Includes options to purchase 23,237 shares of common stock that currently are exercisable out of a total of 38,728 options with an assumed exercise price equal to the assumed initial public offering price of $21.50 per share and an expiration date of the seventh anniversary of the closing of this offering. Options to purchase an additional 7,746 shares become exercisable on each of September 10, 2005 and 2006. Mr. Barrett also holds options to purchase up to 4,132 shares of common stock at an exercise price of $0.48 per share until September 10, 2012, of which 2,065 become exercisable on each of September 10, 2005 and 2006.

(9)	Includes options to purchase 38,728 shares of common stock that currently are exercisable out of a total of 64,546 options with an assumed exercise price equal to the assumed initial public offering price of $21.50 per share and an expiration date of the seventh anniversary of the closing of this offering. Options to purchase an additional 12,910 shares on the same terms become exercisable on each of February 3, 2006 and 2007. Also includes options to purchase 23,872 shares of common stock that currently are exercisable out of a total of 71,616 shares of common stock with an exercise price of $0.48 per share and an expiration date of February 3, 2013. Options to purchase an additional 23,872 shares on the same terms become exercisable on each of February 3, 2006 and 2007.

(10)	Includes options to purchase 19,364 shares of common stock that currently are exercisable out of a total of 32,273 options with an assumed exercise price equal to the assumed initial public offering price of $21.50 per share and an expiration date of the seventh anniversary of the closing of this offering. Options to purchase an additional 6,455 shares become exercisable on each of September 10, 2005 and 2006. Mr. Bazile also holds options to purchase 2,754 shares of common stock at an exercise price of $0.48 per share until September 10, 2012, of which 1,377 become exercisable on each of September 10, 2005 and 2006.

(11)	Includes 23,463 shares of common stock held by Mr. Schreiber’s wife. Also includes options to purchase 7,746 shares of common stock that currently are exercisable out of a total of 12,909 options with an assumed exercise price equal to the assumed initial public offering price of $21.50 per share and an expiration date of the seventh anniversary of the closing of this offering. Options to purchase an additional 2,582 shares become exercisable on each of September 10, 2005 and 2006. Mr. Schrieber also holds options to purchase 3,673 shares of common stock with an exercise price of $0.48 per share and an expiration date of September 10, 2012. Options to purchase an additional 1,836 shares become exercisable on each of September 10, 2005 and 2006.

(12)	Mr. Aube is a Principal of J.P. Morgan, LLC but does not have voting or dispositive power with respect to any of the shares beneficially owned by any of the J.P. Morgan Entities.

(13)	Includes options to purchase 7,746 shares of common stock that currently are exercisable out of a total of 12,909 options with an assumed exercise price equal to the assumed initial public offering price of $21.50 per share and an expiration date of the seventh anniversary of the closing of this offering. Options to purchase an additional 2,582 shares become exercisable on each of September 10, 2005 and 2006. Also includes options to purchase 1,836 shares of common stock that are exercisable out of a total of 5,509 options with an exercise price of $0.48 per share and an expiration date of September 10, 2012. Options to purchase an additional 1,836 shares become exercisable on each of September 10, 2005 and 2006.

(14)	Includes options held by executive officers who are not listed in the table to purchase 44,537 shares of common stock that currently are exercisable out of a total of 78,746 options with an assumed exercise price equal to the assumed initial public offering price of $21.50 per share and an expiration date of the seventh anniversary of the closing of this offering. Options to purchase an additional 14,846 shares become exercisable on each of September 10, 2005 and 2006, and options to purchase an additional 1,129 shares become exercisable on each of March 4, 2005, 2006, 2007 and 2008. The executive officers not listed in the table also hold options to purchase an additional 4,407 shares of common stock that become exercisable on each of September 10, 2005 and 2006 with an exercise price of $0.48 per share and an expiration date of September 10, 2012, and options to purchase an additional 2,295 shares of common stock with a weighted average exercise price of $3.98 that become exercisable on each of March 4, 2005, 2006, 2007 and 2008.

(15)	261,479 of the shares of common stock held by our management are subject to the vesting requirements of a stockholders’ agreement among all our current stockholders. For additional information, see “Description of Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of Incorporation and Bylaws — Stockholders’ Agreement”.

(16)	This table does not include grants of options to the executive officers and directors to purchase up to an aggregate of 442,500 shares of common stock pursuant to the 2004 Stock Incentive Plan, which options shall be effective upon the consummation of the IPO with an exercise price equal to the price to public in the IPO, shall provide for vesting of 25% of such options on each of the first four anniversaries of the date of the consummation of the IPO (the “Date of Grant”), and shall terminate on the seventh anniversary of the Date of Grant; provided, however, that the number of shares underlying these options shall be proportionately increased or decreased to the extent the total number of shares subject to the 2004 Stock Incentive Plan are greater or less than 4,900,000.

DESCRIPTION OF CAPITAL STOCK

       The following summary of our capital stock and certificate of incorporation and bylaws is qualified in its entirety by reference to the provisions of applicable law and to the complete terms of our capital stock contained in our form of restated certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

       Upon the completion of this offering, we will be authorized to issue 150,000,000 shares of common stock of $.001 par value, and there will be a total of 40,372,000 shares of common stock outstanding. In addition, our board of directors has reserved 6,182,032 shares for issuance upon the exercise of options granted or that may be granted under our stock option and stock incentive plans.

       Each share of common stock is entitled to one vote on all matters presented to the holders of common stock. Except as otherwise provided in our restated certificate of incorporation and bylaws or required by law, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of common stock. Our restated certificate of incorporation and bylaws require a super-majority of the shares entitled to vote for the removal of a director or to adopt, repeal or amend certain provisions in our restated certificate of incorporation and bylaws. See“—Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of Incorporation and Bylaws”. Cumulative voting is not allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. All outstanding shares of common stock and any shares sold and issued in this offering will be fully paid and nonassessable by us. Our board of directors is authorized to issue additional shares of common stock within the limits authorized by our certificate of incorporation and without stockholder action. Stockholders do not have pre-emptive rights to acquire unissued shares of the common stock.

Preferred Stock

       Upon the closing of this offering, 75,000,000 shares of preferred stock will be authorized and no shares will be outstanding. The preferred stock may carry such relative rights, preferences and designations as may be determined by our board of directors in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by the board of directors in its sole discretion (without further approval or authorization by the stockholders), in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by the board of directors. The relative rights and preferences that may be determined by the board of directors in its discretion from time to time, include but are not limited to the following:

•	the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

•	whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

•	the amount payable with respect to such series in the event of voluntary or involuntary liquidation; the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation; and the sinking fund provisions, if any, for the redemption or purchase of the shares of that series; and

•	the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.

       The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders. Our board of directors adopted a shareholders rights plan to be effective upon the completion of this offering, which will give the holders of our common stock the right to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock, per value $0.001 per share in the event of certain unsolicited takeover activities. See “— Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of Incorporation, and Bylaws — Shareholder Rights Plan”.

       Approval by the stockholders of the authorization of the preferred stock gave the board of directors the ability, without stockholder approval, to issue these shares with rights and preferences determined by the board of directors in the future. As a result, the Company may issue shares of preferred stock that have dividend, voting and other rights superior to those of the common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.

Limitations on Liability and Indemnification of Officers and Directors

       Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefit.

       The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the director’s fiduciary duty of care, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

       Our bylaws also provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us.

       Our bylaws also provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

•	we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements to which we are party;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions; and

•	we are required to pay within 60 days reasonable amounts related to a settlement or judgment, subject to limited exceptions.

       We have also entered into indemnification agreements with each of our current directors and officers to give them additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. See “Management — Executive Officers, Directors, and Other Key Employees — Indemnification Agreements” for a description of such agreements. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation that may result in claims for indemnification from us.

       We currently have liability insurance for our directors and officers and intend to extend that coverage for public securities matters.

Anti-Takeover Effects of Provisions of Delaware Law, our Restated Certificate of

Incorporation and Bylaws

General

       Our restated certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the Delaware General Corporation Law, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. Provisions of the Delaware General corporation law and of our restated certificate of incorporation and bylaws could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

Classified Board

       Our restated certificate of incorporation and bylaws will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Upon consummation of this offering, our restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board.

Filling Board of Directors Vacancies; Removal

       Our restated bylaws will provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Our restated certificate of incorporation and bylaws will provide, in accordance with Delaware General Corporation Law, that the stockholders may remove directors only by a super-majority vote and for cause. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

No Stockholder Action by Written Consent

       Our restated certificate of incorporation and bylaws will preclude stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board.

Call of Special Meetings

       Our restated bylaws will provide that special meetings of our stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by the board and not the stockholders.

Advanced Notice Requirements for Stockholder Proposals and Director Nominations

       Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received by our corporate secretary at our principal executive offices no later than the 60th day or earlier than the 90th day before the first anniversary of the preceding year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the 90th day before the annual meeting or the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting

       The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our restated certificate of incorporation will not expressly provide for cumulative voting. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Authorized but Unissued Shares

       Our restated certificate of incorporation provides that the authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Shareholder Rights Plan

       Our board of directors has adopted a shareholder rights plan to be effective upon the closing of this offering. Generally, shareholder rights plans are designed to encourage potential acquirers to negotiate directly with the company’s stockholders’ elected board, which is in the best position to negotiate on behalf of all stockholders, evaluate the adequacy of any potential offer and protect stockholders against unfair and abusive takeover tactics. Shareholder rights plans may prevent abusive takeovers that include hostile tender offers made at less than fair price and partial and two-tiered offers that discriminate among the company’s stockholders. Because a shareholder rights plan can be an effective tool in a hostile takeover attempt, we believe the adoption of such a plan is appropriately within the scope of our responsibilities. Our board of directors has approved a shareholder rights plan designed to prevent any potential acquirer from obtaining control of us without negotiating the terms of the transaction with our board of directors.

       Under our shareholder rights plan, among other things, in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock, holders of our common stock will have been granted the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company, at an expected price of $           per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The plan provides exceptions for acquisitions of up to an additional 1% of our common stock by existing stockholders who held at least 15% of our stock at the time of the approval of the plan. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors.

       Although the shareholder rights plan is not intended to prevent acquisitions through negotiations with our board of directors, the existence of the shareholder rights plan may nevertheless discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by our shareholder rights plan, the plan may have the effect of preserving incumbent directors and management in office or prevent acquisitions of the company. The shareholder rights plan will expire on June 30, 2014 unless extended by the Company or unless sooner redeemed or exchanged by the Company.

Delaware Business Opportunity Statute

       As permitted by Section 122(17) of the Delaware General Corporation Law, our restated certificate of incorporation provides that the Company renounces any interest or expectancy in any business opportunity or transaction involving the oil or natural gas business in which any of the original institutional investors in the Company participate, or seek to participate. Our institutional investor stockholders required this provision in connection with their entering into the Series B preferred stock purchase agreement because they may have other investments in entities that conduct operations in the oil and natural gas industry.

Amendments to our Certificate of Incorporation and Bylaws

       Pursuant to Delaware General Corporation Law and our restated certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be adopted, repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote.

       Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws provide that our bylaws can be amended by either our board of directors or the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.

Delaware Anti-Takeover Statute

       Upon completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (2) an affiliate of an interested stockholder; or (3) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder”. A “business combination” includes a merger or sale of 10% or more of our assets. However, the above provisions of Section 203 do not apply if (1) our board approves the transaction; (2) after the completion of the transaction that resulted in the stockholder becoming an “interested stockholder”, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors and certain employee benefit plans; or (3) on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the “interested stockholder”. This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Stockholders’ Agreement

       All our current stockholders are parties to a stockholders’ agreement originally entered into on March 28, 2002. The stockholders’ agreement contains provisions concerning the appointment of directors, limitations on certain corporate activities, the issuance and transfer of securities, and the vesting of shares of common stock issued to certain members of management in January 2002. The stockholders’ agreement terminates upon the closing of this offering except for the provisions concerning the vesting of the common stock issued to management, which are described in the following paragraph.

       The 1,540,052 shares of common stock acquired by members of management in January 2002 are subject to vesting requirements as to the length of service with the Company (20% vests each of January 31, 2002, 2003, 2004, 2005, and 2006, with all shares vesting upon an employee’s reaching the age of 75), which is referred to in the agreement as “Time Vesting”, and also are subject to vesting requirements as to the amount of proceeds received by the Company from sales of Series B preferred stock to the investors in our Series B preferred stock, pursuant to the Series B stock purchase agreement which is referred to in the agreement as “Dollar Vesting”. These management shares vest at the later to occur of Time Vesting and Dollar Vesting. Vesting stops upon the occurrence of a liquidation event with respect to the Company, as defined in the agreement, or the sale of the Company. Because the investors have purchased all the Series B preferred stock that give rise to Dollar Vesting, the common stock acquired by management is subject only to Time Vesting going forward.

Record Ownership

       As of November 15, 2004, we had approximately 38 holders of record of our common stock, 142 holders of record of our Series A preferred stock, and 129 holders of record of our Series B preferred stock. Following the offering, all shares of preferred stock will convert into common stock.

SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market could adversely affect prevailing market prices. Furthermore, as described below, 24,825,116 shares of common stock currently outstanding will be available for sale after the expiration of the lock-up agreements between us and the underwriters. Sales of substantial amounts of our common stock in the public market after contractual restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

       Upon completion of this offering, we will have outstanding 40,372,000 shares of common stock and outstanding options to purchase 2,036,227 shares of common stock, assuming no exercise of the underwriter’s over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 11,400,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding will be restricted securities under Rule 144 and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act, subject to the restrictions on transfer contained in the lock-up agreements described below and in “Underwriting”.

Lock-up Agreements

       In connection with this offering, we, our executive officers, directors and certain stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the underwriters, except for certain dispositions.

       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. For additional information concerning the lock-up agreements, see “Underwriting”.

Rule 144

       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (1) 1% of the number of shares of our common stock then outstanding, which will equal approximately 403,720 shares immediately after this offering; or (2) the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

       Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

       In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, may be eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions. However, some of the shares that we have issued under Rule 701 are subject to lock-up agreements, which shares will only become eligible for sale when the 180 day lock-up agreements expire.

Stock Options

       In addition, immediately after this offering, employee stock options to purchase a total of approximately 2,036,227 shares of common stock will be outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable under our stock option plans. That registration statement automatically becomes effective upon filing. As a result, when the options or rights are exercised, such shares issuable on exercise thereof will be freely tradable under the Securities Act, except that any shares purchased by “affiliates”, as that term is defined in Rule 144, would be subject to limitations and restrictions that are described above. For a discussion of key terms of our stock option and stock purchase plans, see “Management — Description of Benefit Plans”.

Registration Rights

       In 2002, we entered into a registration rights agreement with certain of the holders of our Series B preferred stock. Pursuant to this agreement, after this offering, certain holders of the shares of common stock issued upon the conversion of the preferred stock can require us to register their shares in certain circumstances. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the registration rights agreement can require that we include their shares in such registration statement, subject to certain exceptions. For more information on the terms of the registration rights agreement, see “Related Party Transactions — Registration Rights Agreement”.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

       The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.

       For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if:

•	its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions; or

•	it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

       This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income or estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income or estate tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a “U.S. expatriate”, “controlled foreign corporation”, “passive foreign investment company”, “foreign personal holding company”, “insurance company”, “tax-exempt organization”, “financial institution” or “broker or dealer in securities”). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

       If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

       If you are considering the purchase of our common stock, you are urged to consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

Dividends

       Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

       A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) and certify under penalty of perjury, that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

       A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

       A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

       We believe we currently are not, and do not anticipate becoming, a “U.S. real property holding corporation” for United States federal income tax purposes. If we are or become a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Federal Estate Tax

       Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

       We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code, or such holder otherwise establishes an exemption.

       Payment of the proceeds of a sale of our common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of the proceeds of a sale of our common stock if the transaction is effected outside the United States by or through a non-United States office of a broker. However, if the broker is, for U.S. federal income tax purposes, a United States person, a “controlled foreign corporation,” a foreign person 50% or more of whose gross income from a specified period is effectively connected with a trade or business with the U.S., or a foreign partnership with various connections with the U.S., information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption.

       Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

       Bill Barrett Corporation and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Credit Suisse First Boston LLC
Morgan Stanley & Co. Incorporated
Petrie Parkman & Co., Inc.
First Albany Capital Inc.
Howard Weil Incorporated

Total	12,000,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,800,000 shares from Bill Barrett Corporation to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Bill Barrett Corporation. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,800,000 additional shares.

Paid by Bill Barrett Corporation

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

       A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

       Bill Barrett Corporation, its executive officers, directors and certain of its stockholders, have agreed with the underwriters not to dispose of or hedge any shares of Bill Barrett Corporation’s common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except for certain dispositions or with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

       Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Bill Barrett Corporation and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Bill Barrett Corporation’s historical performance, estimates of the business potential and its earnings prospects, an assessment of Bill Barrett Corporation’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

       Bill Barrett Corporation’s common stock has been approved for listing on the New York Stock Exchange under the symbol “BBG”, subject to official notice of issuance. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Bill Barrett Corporation’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”), received by it in connection with the issue or sale of any shares in circumstances in which section 21 (1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the equity units in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

       Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       The Company currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to 600,000 shares of common stock for sale at the initial public offering price to officers and other employees, directors, friends and family members of officers and directors, and representatives of vendors and suppliers and industry partners, all of whom must be natural persons and may not include venture capital firms or other entities. The directed share program will be administered by Lehman Brothers, Inc., which will be responsible for contacting potential participants identified by us to determine whether they wish to purchase shares in this offering. Participants will be required to open brokerage accounts at Lehman Brothers but will not be required to deposit any funds in those accounts unless and until they agree to purchase shares after the price to public is determined and they are informed by Lehman Brothers of the number of shares they may purchase. When the offering price is determined, Lehman Brothers will contact the potential participants who expressed an interest in purchasing through the directed share program to inform them of the number of shares they may purchase. The participants will then have three business days to pay for the shares. If participants desire to purchase more shares than are allocated to the directed share program, we will work with Lehman Brothers to allocate the available shares among the participants. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby. The Company has agreed to indemnify Lehman Brothers, Inc. against liabilities incurred in connection with the directed share program. Lehman Brothers is serving as an underwriter in this offering, and will receive no additional compensation for administering the directed share program.

       Entities affiliated with each of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have the right to designate a member to the Board of Directors of the Company. For a description of the directors designated by each of the affiliates, see “Related Party Transactions”.

       Entities affiliated with each of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. each beneficially own more than 10% of Bill Barrett Corporation’s common stock. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are therefore, deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter”, as defined by the NASD. Lehman Brothers Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. In addition, individuals associated with each of Petrie Parkman & Co., Inc., First Albany Capital Inc. and Howard Weil Incorporated beneficially own shares of our Series A preferred stock, each of which for each individual will represent less than 1% of our common stock outstanding after this offering.

       The underwriters informed the Company that they will not confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

       Bill Barrett Corporation estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,700,000.

       Bill Barrett Corporation has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, hedging and investment banking services for the company, for which they received or will receive customary fees and expenses. J.P. Morgan Securities Inc. is the sole lead arranger and sole book runner under our revolving credit facility. JPMorgan Chase Bank is the administration agent and a lender under our revolving credit facility and is affiliated with one of our stockholders and one of the underwriters of this offering. Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., is the sole lead arranger, administrative agent, syndication agent and a lender under our bridge loan.

LEGAL MATTERS

       The validity of the shares of common stock offered in this prospectus will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Each of Patton Boggs LLP and Francis B. Barron, Esq., our Senior Vice President — General Counsel, respectively, will pass upon other legal matters related to the Company and the securities in connection with the offering for us. Vinson & Elkins L.L.P. will pass upon certain legal matters in connection with this offering for the underwriters. Attorneys at Patton Boggs LLP collectively own approximately 21,029 shares of our common stock and Mr. Barron owns 24,191 shares of common stock, based on the assumed stock split and conversion of the outstanding preferred stock upon the closing of this offering.

EXPERTS

       The Bill Barrett Corporation consolidated financial statements as of December 31, 2002 and 2003 and for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 included in this prospectus, which is part of this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of stock-based compensation and earnings per share as described in Note 17 to the consolidated financial statements) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       The statements of revenues and direct operating expenses for the year ended December 31, 2001 and the period from January 1, 2002 through March 28, 2002 of the Wind River Acquisition Properties included in this prospectus, which is part of this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       The statement of revenues and direct operating expenses for the Wind River, Powder River and Williston Basin Acquisition Properties for the period from January 1, 2002 through December 15, 2002 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

       The statements of revenues and direct operating expenses for the years ended December 31, 2002 and 2003 of the Piceance Basin Acquisition Properties included in this prospectus, which is part of this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       Information included in this prospectus regarding our estimated quantities of natural gas and oil reserves were prepared by us. Our reserve estimates were reviewed in part by Ryder Scott Company, L.P., and Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their respective review reports with respect thereto. The review reports of Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. for our reserves as of December 31, 2003 and June 30, 2004 are attached hereto as Appendices B and C, respectively, in reliance upon the authority of said firms as experts with respect to the matters covered by their reports and the giving of their reports. Additionally, Ryder Scott Company, L.P. reviewed our reserve estimates as of September 1, 2004 for the Piceance Basin Acquisition Properties, which review report is included in Appendix B hereto in reliance upon the authority of said firm as an expert with respect to the matters covered by its report and the giving of its report.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares of common stock offered by this prospectus, you should review the registration statement and the exhibits and schedules filed as a part of the registration statement. The registration statement and its exhibits and schedules may be inspected without charge at the public reference facility maintained by the SEC in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, or by calling the SEC at 1-800-SEC-0330, at prescribed rates. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as us, that make electronic filings with the SEC.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, our website and the website of the SEC referred to above.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Bill Barrett Corporation
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets, December 31, 2002 and 2003 (as restated) and September 30, 2004 (unaudited)	F-3
Consolidated Statements of Operations, for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 (as restated) and for the nine months ended September 30, 2003 and 2004 (unaudited)
F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Loss, for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 (as restated) and for the nine months ended September 30, 2004 (unaudited)
F-5
Consolidated Statements of Cash Flows, for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 (as restated) and for the nine months ended September 30, 2003 and 2004 (unaudited)
F-6
Notes to Consolidated Financial Statements	F-7

Wind River Basin Acquisition Properties
Report of Independent Registered Public Accounting Firm	F-40
Statements of Revenues and Direct Operating Expenses, for the year ended December 31, 2001 and for the period from January 1, 2002 through March 28, 2002	F-41
Notes to the Statements of Revenues and Direct Operating Expenses	F-42

Wind River, Powder River and Williston Basin Acquisition Properties
Report of Independent Registered Public Accounting Firm	F-45
Statement of Revenues and Direct Operating Expenses, for the period from January 1, 2002 through December 15, 2002	F-46
Notes to Statement of Revenues and Direct Operating Expenses	F-47

Piceance Basin Acquisition Properties
Report of Independent Registered Public Accounting Firm	F-49
Statements of Revenues and Direct Operating Expenses, for the years ended December 31, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 (unaudited)	F-50
Notes to Statements of Revenues and Direct Operating Expenses of the Piceance Basin Acquisition Properties	F-51

Unaudited Pro Forma Financial Statements
Introduction to Unaudited Pro Forma Financial Statements	F-54
Unaudited Pro Forma Statement of Operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004	F-55
Notes to the Unaudited Pro Forma Financial Statements	F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Bill Barrett Corporation
Denver, Colorado

       We have audited the accompanying consolidated balance sheets of Bill Barrett Corporation and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

       As discussed in Note 17, the accompanying 2002 and 2003 consolidated financial statements have been restated.

Deloitte & Touche LLP

Denver, Colorado

April 16, 2004 (November 16, 2004 as to Note 10 and the
effects of the restatement as described in Note 17)

BILL BARRETT CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of
			September 30,
	2002	2003	2004

	(as restated,		(unaudited)
	see Note 17)

	(in thousands,
	except share and per share data)
Assets:
Current Assets:
Cash and cash equivalents	$5,713	$16,034	$24,895
Accounts receivable	6,075	15,347	21,628
Prepayments and other current assets	967	1,681	4,816
Deferred income taxes	204	2,585	5,112

Total current assets	$12,959	$35,647	$56,451
Property and Equipment — At cost, successful efforts method for oil and gas properties:
Proved oil and gas properties	133,381	291,602	467,928
Unevaluated oil and gas properties, excluded from amortization	19,820	56,345	142,307
Oil and gas properties held for sale, excluded from amortization	12,067	—	—
Furniture, equipment and other	1,072	2,864	4,195

	$166,340	$350,811	$614,430
Accumulated depreciation, depletion and amortization	(9,072)	(41,352)	(87,825)

Total property and equipment, net	$157,268	$309,459	$526,605
Deferred Income Taxes	1,980	2,300	1,633
Deferred Financing Costs and Other Assets	485	363	7,642

Total	$172,692	$347,769	$592,331

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable and accrued liabilities	$7,754	$29,577	$25,364
Amounts payable to oil and gas property owners	626	1,940	2,519
Production taxes payable	1,941	7,653	17,056
Derivative liability	552	6,986	13,815

Total current liabilities	$10,873	$46,156	$58,754
Note Payable to Bank	35,000	57,000	93,000
Senior Subordinated Bridge Loan	—	—	150,000
Asset Retirement Obligations	1,117	4,297	11,559
Convertible Note Payable	1,900	1,900	1,900
Deferred Income Taxes	—	—	1,203
Other Noncurrent Liabilities	—	90	4,681
Stockholders’ Equity:
Convertible preferred stock, $0.001 par value:
Series A, 6,900,000 shares authorized; 6,258,994 shares issued and outstanding as of December 31, 2002 and 2003, respectively, and 6,139,090 shares as of September 30, 2004 (unaudited); liquidation preference of $28,000 at December 31, 2002 and 2003, respectively, and $27,500 at September 30, 2004 (unaudited)	6	6	6
Series B, 52,185,000 shares authorized; issued and outstanding 21,100,000 and 45,145,700 shares as of December 31, 2002 and 2003, respectively, and 51,951,418 shares as of September 30, 2004 (unaudited); liquidation preference of $109,930 and $242,841 at December 31, 2002 and 2003, respectively, and $291,257 at September 30, 2004 (unaudited)	21	45	52
Common stock, $0.001 par value; authorized 150,000,000 shares; 8,386,648 and 8,651,815 shares issued at December 31, 2002 and 2003, respectively, with 5,171,766 and 3,494,437 shares subject to restrictions, respectively; 9,144,898 shares issued at September 30, 2004 with 1,627,446 shares subject to restrictions (unaudited)	8	9	9
Additional paid-in capital	129,289	252,887	289,148
Accumulated deficit	(4,988)	(8,966)	(5,134)
Deferred compensation	(186)	(1,254)	(1,363)
Accumulated other comprehensive loss	(348)	(4,401)	(11,484)

Total stockholders’ equity	$123,802	$238,326	$271,234

Total	$172,692	$347,769	$592,331

See notes to consolidated financial statements.

BILL BARRETT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from
	January 7, 2002
	(inception)		Nine Months Ended
	through	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

	(as restated, see Note 17)		(unaudited)

	(in thousands, except per share amounts)
Revenues:
Oil and gas production	$16,007	$75,252	$48,034	$118,873
Other	74	184	78	2,642

Total revenues	$16,081	$75,436	$48,112	$121,515
Operating Expenses:
Lease operating expense	2,231	8,462	5,260	11,009
Gathering and transportation expense	229	3,646	2,348	4,091
Production tax expense	2,021	9,815	6,454	14,784
Exploration expense	1,592	6,134	4,059	17,169
Impairment expense	—	1,795	—	—
Depreciation, depletion and amortization	9,162	30,724	19,585	48,720
General and administrative	5,476	14,213	9,920	12,685
Non-cash stock-based compensation	1,322	3,637	2,405	2,564

Total operating expenses	$22,033	$78,426	$50,031	$111,022

Operating (loss) income	$(5,952)	$(2,990)	$(1,919)	$10,493
Other Income and Expense:
Interest income	303	123	92	231
Interest expense	(65)	(1,431)	(1,013)	(3,389)
Loss on sales of securities	(1,465)	—	—	—

Total other income and expense	$(1,227)	$(1,308)	$(921)	$(3,158)

(Loss) Income before Income Taxes	(7,179)	(4,298)	(2,840)	7,335
Benefit from (Provision for) Income Taxes	2,164	320	217	(3,503)

(Loss) Income from Continuing Operations	$(5,015)	$(3,978)	$(2,623)	$3,832
Income from Discontinued Operations — Net of taxes of $16	27	—	—	—

Net (Loss) Income	$(4,988)	$(3,978)	$(2,623)	$3,832
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(8,602)	(14,387)

Net loss attributable to common stock	$(9,418)	$(16,660)	$(11,225)	$(10,555)

Net Loss Per Common Share:
Basic
Loss Per Common Share from Continuing Operations	$(3.88)	$(4.16)	$(2.97)	$(1.56)
Discontinued Operations Per Common Share	0.01	—	—	—

Net Loss Per Common Share	$(3.87)	$(4.16)	$(2.97)	$(1.56)

Diluted
Loss Per Common Share from Continuing Operations	$(3.88)	$(4.16)	$(2.97)	$(1.56)
Discontinued Operations Per Common Share	0.01	—	—	—

Net Loss Per Common Share	$(3.87)	$(4.16)	$(2.97)	$(1.56)

See notes to consolidated financial statements.

BILL BARRETT CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

Period from January 7, 2002 (inception) through December 31, 2002, for the year ended December 31, 2003, and for the nine months ended September 30, 2004 (unaudited)

						Accumulated
	Convertible		Additional			Other	Total
	Preferred	Common	Paid-In	Accumulated	Deferred	Comprehensive	Stockholders’	Comprehensive
	Stock	Stock	Capital	Deficit	Compensation	Loss	Equity	Loss

	(in thousands)
Balance — January 7, 2002 (inception)	$—	$—	$—	$—	$—	$—	$—	$—
Issuance of Series A convertible preferred stock for cash and marketable securities	6	—	25,594	—	—	—	25,600	—
Tax effect of issuance of Series A convertible preferred stock in exchange for marketable securities	—	—	(996)	—	—	—	(996)	—
Issuance of Series B convertible preferred stock for cash	21	—	105,479	—	—	—	105,500	—
Issuance of restricted common stock for cash	—	8	362	—	—	—	370	—
Offering costs paid on issuance of Series A and Series B convertible preferred stock	—	—	(3,985)	—	—	—	(3,985)	—
Tax effect of certain offering costs	—	—	827	—	—	—	827	—
Issuance of Series A convertible preferred stock for acquisition of mineral leasehold interests	—	—	500	—	—	—	500	—
Deferred compensation (as restated, see Note 17)	—	—	1,508	—	(1,508)	—	—	—
Amortization of deferred compensation (as restated, see Note 17)	—	—	—	—	1,322	—	1,322	—
Comprehensive loss:
Net loss (as restated, see Note 17)	—	—	—	(4,988)	—	—	(4,988)	(4,988)
Effect of derivative financial instruments, net of tax	—	—	—	—	—	(348)	(348)	(348)

Total comprehensive loss (as restated, see Note 17)								$(5,336)

Balance — December 31, 2002 (as restated, see Note 17)	$27	$8	$129,289	$(4,988)	$(186)	$(348)	$123,802	$—
Issuance of Series B convertible preferred stock for cash	24	—	118,952	—	—	—	118,976	—
Offering costs paid on issuance of Series B convertible preferred stock	—	—	(1,335)	—	—	—	(1,335)	—
Issuance of Series B convertible preferred stock for acquisition of mineral leasehold interests	—	—	1,253	—	—	—	1,253	—
Exercise of options	—	1	23	—	—	—	24	—
Stock-based compensation (as restated, see Note 17)	—	—	434	—	—	—	434	—
Deferred compensation (as restated, see Note 17)	—	—	4,271	—	(4,271)	—	—	—
Amortization of deferred compensation (as restated, see Note 17)	—	—	—	—	3,203	—	3,203	—
Comprehensive loss:
Net loss (as restated, see Note 17)	—	—	—	(3,978)	—	—	(3,978)	(3,978)
Effect of derivative financial instruments, net of tax	—	—	—	—	—	(4,053)	(4,053)	(4,053)

Total comprehensive loss (as restated, see Note 17)								$(8,031)

Balance — December 31, 2003 (as restated, see Note 17)	$51	$9	$252,887	$(8,966)	$(1,254)	$(4,401)	$238,326	$—
Issuance of Series B convertible preferred stock for cash (unaudited)	7	—	33,723	—	—	—	33,730	—
Exercise of options (unaudited)	—	—	43	—	—	—	43	—
Issuance of Series B convertible preferred stock for acquisition of mineral leasehold interests (unaudited)	—	—	322	—	—	—	322	—
Cancellation of Series A convertible preferred stock (unaudited)	—	—	(500)	—	—	—	(500)
Stock-based compensation (unaudited)	—	—	282	—	—	—	282	—
Deferred compensation (unaudited)	—	—	2,391	—	(2,391)	—	—	—
Amortization of deferred compensation (unaudited)	—	—	—	—	2,282	—	2,282	—
Comprehensive income (loss):
Net income (unaudited)	—	—	—	3,832	—	—	3,832	3,832
Effect of derivative financial instruments, net of tax (unaudited)	—	—	—	—	—	(7,083)	(7,083)	(7,083)

Total comprehensive loss (unaudited)								$(3,251)

Balance — September 30, 2004 (unaudited)	$58	$9	$289,148	$(5,134)	$(1,363)	$(11,484)	$271,234

See notes to consolidated financial statements.

BILL BARRETT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from
	January 7, 2002
	(inception)		Nine Months Ended
	through	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

	(as restated, see Note 17)		(unaudited)

	(in thousands)
Operating Activities:
Net (Loss) Income	$(4,988)	$(3,978)	$(2,623)	$3,832
Adjustments to reconcile to net cash provided by operations:
Depreciation, depletion and amortization	9,162	30,724	19,585	48,720
Impairment expense	—	1,795	—	—
Deferred income taxes	(2,164)	(320)	(217)	3,503
Exploration expense	1,592	6,134	4,059	17,169
Loss on sale of securities	1,465	—	—	—
Stock compensation and other	1,365	3,684	2,406	2,671
Amortization of deferred financing costs	6	148	109	681
Gain on sale of properties	—	—	—	(2,348)
Change in current assets and liabilities:
Accounts receivable	(4,042)	(9,272)	(3,474)	(6,281)
Prepayments and other current assets	(551)	(803)	(791)	(2,193)
Accounts payable and accrued liabilities	2,110	3,490	272	(276)
Amounts payable to oil and gas property owners	287	1,314	950	579
Production taxes payable	1,229	4,612	4,883	9,403

Net cash provided by operating activities	$5,471	$37,528	$25,159	$75,460
Investing Activities:
Additions to oil and gas properties	(161,251)	(176,901)	(127,368)	(284,917)
Additions of furniture, equipment and other	(998)	(1,823)	(1,696)	(1,342)
Proceeds from sale of properties	—	11,878	10,828	7,219
Proceeds from sale of short-term investments	1,467	—	—	—

Net cash used in investing activities	$(160,782)	$(166,846)	$(118,236)	$(279,040)
Financing Activities:
Proceeds from debt	35,419	110,000	78,000	254,000
Principal payments on debt	(419)	(88,000)	(62,000)	(68,000)
Proceeds from issuance of convertible note payable	1,900	—	—	—
Proceeds from sale of common and preferred stock	128,538	119,000	88,500	33,773
Offering costs	(3,985)	(1,335)	(1,335)	(1,163)
Deferred financing costs and other	(429)	(26)	(25)	(6,169)

Net cash provided by financing activities	$161,024	$139,639	$103,140	$212,441

Increase in Cash and Cash Equivalents	5,713	10,321	10,063	8,861
Beginning Cash and Cash Equivalents	—	5,713	5,713	16,034

Ending Cash and Cash Equivalents	$5,713	$16,034	$15,776	$24,895

See notes to consolidated financial statements.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Period from January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 and for the nine months ended September 30, 2003 and 2004 (unaudited)

1.     Organization

       Bill Barrett Corporation, a Delaware corporation, is an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and crude oil. Since its inception on January 7, 2002, Bill Barrett Corporation has conducted its activities principally in the Rocky Mountain region of the United States.

2.	Summary of Significant Accounting Policies

       Unaudited Periods. The financial information with respect to the nine months ended September 30, 2003 and 2004 is unaudited. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for the periods presented. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.

       Basis of Presentation. The accompanying consolidated financial statements include the accounts of Bill Barrett Corporation and its wholly-owned subsidiaries (collectively, the “Company”, “we”, “us” or “our”). These statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated.

       Because the financial statements and these notes are historical in nature, they do not reflect the reverse stock split expected to be effective immediately prior to the completion of the Company’s initial public offering described in the prospectus to which the financial statements and these notes are a part.

       Use of Estimates. Preparation of the Company’s financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

       Cash Equivalents. The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

       Oil and Gas Properties. The Company’s oil and gas exploration and production activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. Generally, if an exploratory well does not find proved reserves within one year following completion of drilling, the costs of drilling the well are charged to expense and included within cash flows from investing activities in the Consolidated Statements of Cash Flows pursuant to SFAS 19 — Financial Accounting and Reporting by Oil and Gas Producing Companies. The costs of development wells are capitalized whether productive or nonproductive. Oil and gas lease acquisition costs are also capitalized. Other exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production amortization rate. A gain or loss is recognized for all other sales of proved properties. Maintenance and repairs are charged to expense and renewals and betterments are capitalized to the appropriate property and equipment accounts.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Unevaluated properties with significant acquisition costs are assessed periodically on a property-by-property basis and any impairment in value is charged to expense. Unevaluated properties whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unevaluated properties are subsequently determined to be productive, the related costs are transferred to proved oil and gas properties. Proceeds from sales of partial interests in unproved leases are accounted for as a recovery of cost without recognizing any gain or loss. During 2003, the Company recorded impairment expense of $1,795,000 related to unevaluated properties.

      Net capitalized costs relating to the Company’s oil and gas producing activities are summarized as follows (in thousands):

	As of	As of	As of
	December 31,	December 31,	September 30,
	2002	2003	2004

			(unaudited)
Proved properties	$123,893	$163,685	$239,591
Wells and related equipment and facilities	7,726	119,134	190,030
Support equipment and facilities	1,762	8,694	38,054
Materials and supplies	—	89	253

Total proved oil and gas properties	$133,381	$291,602	$467,928
Accumulated depreciation, depletion and amortization	(8,896)	(40,027)	(86,235)

Total proved oil and gas properties, net	$124,485	$251,575	$381,693

Unevaluated properties	$15,430	$40,877	$110,519
Wells and equipment in progress	4,390	15,468	31,788

Total unevaluated oil and gas properties, excluded from amortization	$19,820	$56,345	$142,307

       The Company reviews its proved oil and gas properties for impairment whenever events and circumstances indicate a decline in the recoverability of their carrying value may have occurred. The Company estimates the expected future cash flows of its oil and gas properties and compares such future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, the Company will adjust the carrying amount of the oil and gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.

       The provision for depreciation, depletion and amortization (“DD&A”) of oil and gas properties is calculated on a field-by-field basis using the unit-of-production method. Oil is converted to natural gas equivalents, Mcfe, at the rate of one barrel to six Mcf. Taken into consideration in the calculation of DD&A is estimated future dismantlement, restoration and abandonment costs, net of estimated salvage values.

       Furniture, Equipment and Other. Other office and field equipment and land is recorded at cost. Costs of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs are expensed when incurred. Depreciation of other property and equipment is computed using the straight-line method over their estimated useful lives, all of which are currently estimated to

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be three years. Upon retirement or disposition of assets, the costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in results of operations.

       Environmental Liabilities. Environmental expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. As of December 31, 2002 and 2003, the Company has not accrued for nor been fined or cited for any environmental violations, which would have a material adverse effect upon capital expenditures, operating results or the competitive position of the Company.

       Revenue Recognition. The Company records revenues from the sales of natural gas and crude oil when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred.

       The Company may have an interest with other producers in certain properties in which case the Company uses the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of gas actually sold by the Company. In addition, the Company records revenue for its share of gas sold by other owners that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company also reduces revenue for other owners’ gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company’s remaining over-and under-produced gas balancing positions are considered in the Company’s proved oil and gas reserves. Gas imbalances at December 31, 2002 and 2003 were not significant.

       Comprehensive Income (Loss). Comprehensive income (loss) consists of net income (loss) and the effective component of derivative instruments classified as cash flow hedges. Comprehensive income (loss) is presented net of income taxes in the Consolidated Statements of Stockholders’ Equity.

       Derivative Instruments and Hedging Activities. The Company periodically uses derivative financial instruments to achieve a more predictable cash flow from its gas and oil production by reducing its exposure to price fluctuations.

       The Company accounts for such activities pursuant to SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities, as amended. This statement establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the Consolidated Balance Sheets as assets or liabilities.

       The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. SFAS No. 133 requires that a company formally document, at the inception of a hedge, the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method that will be used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment.

       For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed quarterly based on total changes in the

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in earnings.

       The Company may utilize derivative financial instruments which have not been designated as hedges under SFAS No. 133 even though they protect the Company from changes in commodity prices. These instruments are marked to market with the resulting changes in fair value recorded in earnings.

       Deferred Financing Costs. Costs incurred in connection with the execution of the Company’s credit facility and senior subordinated bridge loan have been capitalized. These deferred financing costs are being amortized over the life of the related debt.

       Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred income taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets are recovered or settled. Deferred income taxes are also recognized for tax credits that are available to offset future income taxes. Deferred income taxes are measured by applying currently enacted tax rates.

       Stock-Based Compensation. The Company accounts for its stock-based awards to employees, officers and managers using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employee and its related interpretations (see Notes 9 and 10) and has adopted the disclosures only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Non-cash stock-based compensation has been reported as a separate expense in the Statements of Operations and should be considered a component of general and administrative expense. The Company accounts for stock-based awards to non-employees using a fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18.

       For disclosure purposes, the fair value of options is measured at the date of grant using the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Such option valuation models also require the input of highly subjective assumptions, including the projected life of the options and expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimated fair value, these valuation models do not necessarily provide a reliable measure of the fair value of such stock options.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Disclosure of pro forma net loss, as if all stock options were accounted for at fair value, is required by SFAS No. 123, under which compensation expense is based upon the fair value of each option at the date of grant using the Black-Scholes pricing model with the following assumptions:

	Period from
	January 7, 2002		Nine Months
	(inception)		Ended
	through	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

			(unaudited)
Expected option term (years)	4.0	4.0	4.0	4.0
Weighted average risk-free interest rate	2.8%	2.5%	2.5%	2.8%
Volatility	—	—	—	—
Dividend yield	—	—	—	—
Weighted average fair value of options granted	$0.08	$0.29	$0.28	$0.77

       Had compensation costs for the Company’s stock option plan been determined based on the fair value at the grant dates in accordance with SFAS 123, the Company’s net (loss) income would have been restated to the pro forma amounts indicated below:

	Period from
	January 7, 2002		Nine Months
	(inception)		Ended
	through	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

	(as restated, see Note 17)		(unaudited)

	(in thousands, except per share amounts)
Net (loss) income, as reported	$(4,988)	$(3,978)	$(2,623)	$3,832
Add stock-based compensation included in reported net loss, net of related tax effects	1,267	3,572	2,356	2,546
Deduct stock-based compensation expense determined under fair value method, net of related tax effects	(1,270)	(3,580)	(2,362)	(2,556)

Pro forma net (loss) income	$(4,991)	$(3,986)	$(2,629)	$3,822
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(8,602)	(14,387)

Pro forma loss attributable to common stock	$(9,421)	$(16,668)	$(11,231)	$(10,565)

Basic loss per share:
As reported	$(3.87)	$(4.16)	$(2.97)	$(1.56)
Pro forma	$(3.87)	$(4.16)	$(2.97)	$(1.56)
Diluted loss per share:
As reported	$(3.87)	$(4.16)	$(2.97)	$(1.56)
Pro forma	$(3.87)	$(4.16)	$(2.97)	$(1.56)

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure provisions of that statement.

       Earnings Per Share. Basic net loss per common share of stock is calculated by dividing net (loss) income attributable to common stock by the weighted average of vested common shares outstanding during each period. Diluted net loss attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average of common shares outstanding and other dilutive securities.

      Net loss attributable to common stock is calculated by reducing net (loss) income by dividends earned on preferred securities. Series B preferred dividends, although neither declared nor paid, are considered earned for these calculations. The Series A and Series B preferred stock, the convertible note, the issued common stock shares subject to restrictions and outstanding options, have not been included in the computation of earnings per share for the period from January 7, 2002 (inception) through December 31, 2002, the year ended December 31, 2003, and for the nine months ended September 30, 2003 (unaudited) as their inclusion would have been anti-dilutive.

       The Emerging Issues Task Force (EITF) has issued EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 “Earnings Per Share” (EITF 03-6). The Company adopted EITF 03-6 as of January 1, 2004, and applied it retroactively, however, the implementation had no effect in all prior periods. EITF 03-6 provides guidance for the computation of earnings per share using the two-class method for enterprises with participating securities or multiple classes of common stock as required by SFAS No. 128. The two-class method allocates undistributed earnings to each class of common stock and participating securities for the purpose of computing basic earnings per share.

       The following table sets forth the calculation of basic and diluted earnings per share:

	For the
	Period from
	Inception
	(January 7,		Nine Months Ended
	2002) to	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

	(as restated see Note 17)		(unaudited)

	(in thousands except per share amounts)
(Loss) income from continuing operations	$(5,015)	$(3,978)	$(2,623)	$3,832
Less cumulative dividends on preferred stock	(4,430)	(12,682)	(8,602)	(14,387)

Loss from continuing operations to be allocated	(9,445)	(16,660)	(11,225)	(10,555)
Income from discontinued operations	27	—	—	—
Less allocation of undistributed earnings to participating preferred stock	—	—	—	—

Net loss attributable to common stock	(9,418)	(16,660)	(11,225)	(10,555)
Adjustments to net income for dilution	n/a	n/a	n/a	n/a

Net loss adjusted for the effect of dilution	$(9,418)	$(16,660)	$(11,225)	$(10,555)

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the
	Period from
	Inception
	(January 7,		Nine Months Ended
	2002) to	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

	(as restated see Note 17)		(unaudited)

	(in thousands except per share amounts)
Basic weighted-average common shares outstanding in period	2,435	4,003	3,780	6,772
Add dilutive effects of stock options	—	—	—	—
Add dilutive effects of common stock subject to restrictions	—	—	—	—

Diluted weighted-average common shares outstanding in period	2,435	4,003	3,780	6,772

Basic loss per common share:
Loss from continuing operations	$(3.88)	$(4.16)	$(2.97)	$(1.56)
Income from discontinued operations	$0.01	n/a	n/a	n/a

Basic loss per common share	$(3.87)	$(4.16)	$(2.97)	$(1.56)

Diluted loss per common share:
Loss from continuing operations	$(3.88)	$(4.16)	$(2.97)	$(1.56)
Income from discontinued operations	$0.01	n/a	n/a	n/a

Diluted loss per common share	$(3.87)	$(4.16)	$(2.97)	$(1.56)

       Industry Segment and Geographic Information. The Company operates in one industry segment, which is the exploration, development and production of natural gas and crude oil, and all of the Company’s operations are conducted in the United States. Consequently, the Company currently reports a single industry segment.

       Reclassifications. Certain amounts in the financial statements of the prior year have been reclassified to conform to the current year presentation including reclassification of our $1.9 million convertible note from equity to long-term liabilities.

       New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. There had been industry wide uncertainty as to whether SFAS No. 142 required registrants to reclassify costs associated with mineral rights, including both proved and unproved leasehold acquisition costs, as intangible assets in the balance sheet, apart from other capitalized oil and gas property costs. However, in September 2004 the FASB issued FASB Staff Position (“FSP”) No. FAS 142-2, Application of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” to Oil-and Gas-Producing Entities, which clarifies that drilling and mineral rights of oil- and gas-producing entities that are within the scope of SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, are tangible assets. Historically, the Company has included the costs of such mineral rights as a component of oil and gas properties, which is consistent with the FSP. As such, the Company’s consolidated financial statements were not affected.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements as equity or between the liabilities section and the equity section, rather than as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no effect on the Company’s financial position, results of operations or cash flows.

       In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. FIN 45 also requires additional disclosures about the guarantees an entity has issued, including a rollforward of the entity’s product warranty liabilities. We adopted FIN 45 which had no effect on the Company’s financial position, results of operations or cash flows.

       In January 2003, the FASB issued Interpretation No. 46 Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This interpretation, as revised by Interpretation No. 46-R in December 2003, clarifies consolidation requirements for variable interest entities. It establishes additional factors beyond ownership of a majority voting interest to indicate that a company has a controlling financial interest in an entity or a relationship sufficiently similar to a controlling financial interest that it requires consolidation. This interpretation applies immediately to variable interest entities created or obtained after January 31, 2003 and must be retroactively applied to holdings in variable interest entities acquired before February 1, 2003 in interim and annual financial statements issued for periods ending after March 15, 2004. The adoption of this interpretation had no impact on the Company’s financial position, results of operations or cash flows.

       In March 2004, FASB issued consensus on EITF 03-6, “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share,” related to calculating earnings per share with respect to using the two class method for participating securities. This pronouncement is effective for all periods after March 31, 2004, and will require earlier periods to be restated. We were early adopters of this pronouncement. Our earnings per share reflect the two class method as our preferred convertible securities are deemed participating under EITF 03-6. The adoption of EITF 03-6 had no impact on our financial position, results of operations or cash flows.

       In September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. We continue to assess the potential impact that the adoption of the proposed FSP could have on our financial statements.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Supplemental Disclosures of Cash Flow Information:

       Supplemental cash flow information is as follows:

	Period from
	January 7, 2002		Nine Months
	(inception)		Ended
	through	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

			(unaudited)

	(in thousands)
Cash paid for interest	$16	$1,168	$828	$2,313
Supplemental disclosures of noncash investing and financing activities:
Preferred stock issued for payment of oil and gas properties	500	1,253	—	322
Preferred stock returned in settlement to terminate an exploration agreement	—	—	—	(500)
Preferred stock issued for marketable equity securities	2,932	—	—	—

4.	Acquisitions and Dispositions

       On March 28, 2002, the Company purchased oil and gas properties located in Wyoming from Williams Production RMT Inc. (the “Wind River Acquisition”). The Company paid $74 million after normal price adjustments.

       On April 30, 2002, the Company purchased oil and gas properties located in Utah from Wasatch Oil and Gas Inc. and affiliates. The Company paid $8.1 million in cash after normal price adjustments.

       On July 1, 2002, the Company paid $2.5 million to the Crow Tribe in Montana (the “Crow Tribe”) for an option to acquire leasehold interests pursuant to an exploration agreement dated June 11, 2002. Payment for the option consisted of $2.0 million in cash and 119,904 shares of the Company’s Series A preferred stock. On August 1, 2002, the Company acquired from the Crow Tribe 11,540 leasehold acres for $2.6 million in cash. The Company and the Crow Tribe negotiated a settlement to terminate the exploration agreement which was approved by the Bureau of Indian Affairs on February 20, 2004. The settlement agreement provides, among other things, for the Crow Tribe to return to the Company the 119,904 shares of Series A preferred stock, the payment of $2.4 million to the Company, and additional payments to the Company of $1.5 million over five and one half years with interest at prime plus 2%. An impairment charge of $856,000 was recorded as of December 31, 2003. The Company received the 119,904 shares of stock on March 8, 2004, and received the payment of $2.4 million on March 11, 2004.

       On December 16, 2002, the Company purchased assets and assumed certain liabilities from Intoil, Inc. and an affiliate (“Intoil”). Included in the purchase were oil and gas properties located in Wyoming, Montana, North Dakota, Nebraska, Texas, Oklahoma, Utah, Nevada, New Mexico and Ohio. The Company paid $61.5 million in cash after normal price adjustments.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In conjunction with the acquisition from Intoil, liabilities were assumed as follows (in thousands):

Fair value of assets acquired	$63,800
Cash paid	(61,500)

Liabilities assumed	$2,300

       In connection with the purchase of oil and gas properties from Intoil, management made a decision to sell certain of these properties which were either not located in the Rocky Mountain region, the Company’s primary location of operations, or did not meet the profile of the Company’s operations. The properties to be sold were classified as held for sale and were recorded at the fair value less costs to sell based largely on negotiated sales agreements with effective dates of January 1, 2003. In accordance with the provisions of SFAS 144, Accounting for the Impairment and Disposal of Long Lived-Assets, the results of operations relating to properties held for sale have been reported in discontinued operations in the Consolidated Statements of Operations, and with respect to these properties no depletion has been provided in the Consolidated Statements of Operations. Net operating receipts in 2003 plus sales proceeds of $10.8 million equaled the carrying value as of December 31, 2002.

       The following unaudited pro forma information presents the financial information of the Company as if all the aforementioned acquisitions had occurred at January 1, 2002:

	Period from
	January 7, 2002
	(inception)
	through December 31,
	2002

	As Reported	Pro Forma

	(in thousands)
Revenues	$16,081	$37,553
Direct operating expenses	(4,481)	(11,075)

Revenues in excess of direct operating expenses	$11,600	$26,478

       On March 21, 2003, the Company purchased predominantly non-producing and unevaluated oil and gas properties located in Wyoming from Independent Production Company, Inc. and Sapphire Bay, LLC, jointly as sellers. The Company paid $35.4 million in cash after normal price adjustments.

       On September 1, 2004, we purchased certain oil and natural gas properties and related assets located in Colorado (the “Piceance Basin Acquisition Properties”) from Calpine Corporation and Calpine Natural Gas L.P. The cash purchase price was $139.8 million subject to closing adjustments including revenue and operating expense between July 1, 2004 and September 1, 2004. These properties consist of 17,581 net leasehold acres and include 79 net producing wells.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The following unaudited pro forma information presents the financial information of the Company as if the Piceance Basin Acquisition Properties were acquired on January 1, 2003;

	Nine Months
	Ended		Nine Months
	September 30,		Ended
	2003		September 30, 2004

	As	Pro	As	Pro
	Reported	Forma	Reported	Forma

	(in thousands)
Revenue	$48,112	$59,160	$121,515	$133,806
Direct operating expenses	(14,062)	(15,862)	(29,884)	(31,726)

Revenues in excess of direct operating expenses	$34,050	$43,298	$91,631	$102,080
Net (Loss) Income	$(2,623)	$(2,736)	$3,832	$5,049

Basic Net Loss Per Common Share	$(2.97)	$(3.00)	$(1.56)	$(1.38)
Diluted Net Loss Per Common Share	$(2.97)	$(3.00)	$(1.56)	$(1.38)

5.	Note Payable to Bank

       On December 16, 2002, the Company entered into a credit facility (the “Credit Facility”) with commitments of $100 million and an initial borrowing base of $50 million, increased to $65 million in November 15, 2003, and a maturity date of December 16, 2005. The Credit Facility accrued interest based upon the borrowing base usage, at LIBOR or an alternate base rate (based upon the greater of the prime rate, a rate based upon the three month secondary CD rate, or on the federal funds effective rate) plus applicable margins ranging from 0% to 2.25%. The Credit Facility required commitment fees ranging from 0.375% to 0.50% of the unused borrowing base. Borrowings outstanding against the Credit Facility totaled $35 million and $57 million at December 31, 2002 and 2003, respectively. The weighted average interest rates were 3.38% and 3.1% at December 31, 2002 and 2003.

       On February 4, 2004, the Company replaced its credit facility with a new credit facility which provides for a maturity date of February 4, 2007 and commitments of $200 million with an initial borrowing base of $150 million (the “New Credit Facility”). The initial borrowing base under the New Credit Facility includes a $50 million portion, referred to as the “Tranche B” portion, that allows the borrowing base to be greater than the typical borrowing base that would have been computed based on proved natural gas and oil reserves. The Tranche B portion of the borrowing base terminates on March 31, 2005. The Tranche B portion of the borrowing base cannot exceed the lesser of $50 million and the difference between $150 million and the borrowing base computed by the bank group based on proved reserves. The New Credit Facility bears interest, based on the borrowing base usage, at LIBOR or an alternate base rate (based upon the greater of the prime rate, or on the federal funds effective rate) plus applicable margins ranging from 0% to 3.75%. The Company pays commitment fees ranging from 0.375% to 0.50% of the unused borrowing base.

       The New Credit Facility contains financial covenants similar to the prior facility, including but not limited to a maximum total debt to EBITDAX ratio (as defined), a minimum current ratio, an interest coverage ratio, and a minimum present value to total debt ratio. This facility is secured by the Company’s oil and gas properties representing at least 85% of the total value of the Company’s proved reserves and the pledge of all of the stock of the Company’s subsidiaries.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       On September 1, 2004, the Company amended its New Credit Facility to increase the borrowing base to $200 million from $150 million and to allow for incurrence of unsecured debt. The Tranche B portion was amended to be the lesser of $45 million and the difference between $200 million and the borrowing base computed by the bank group based on proved reserves. The Tranche B portion of the amended Credit Facility terminates on November 30, 2005.

       In order to fund the acquisition of the Piceance Basin Acquisition Properties and related costs (see Note 4), the Company entered into a senior subordinated credit and guaranty agreement, or bridge loan, which has a total principal amount of $150 million. The bridge loan bears interest at a rate equal to LIBOR, for one or three month periods that the Company selects and which are known as interest periods, plus a margin. From September 1, 2004 to June 1, 2005, the margin is 4.0%. From June 1, 2005 to September 1, 2014, the margin is 9.0% increasing by 0.5% each quarter. The interest rate may not exceed 20.0% and, to the extent it exceeds 18.0%, the Company can elect to pay the portion of interest that exceeds 18.0% by adding it to the principal. Interest only is payable at the end of each interest period. If the bridge loan is not repaid by September 1, 2005, it converts into promissory notes with a maturity date of September 1, 2014 bearing interest as described above.

       The bridge loan contains financial covenants including but not limited to a maximum total debt to EBITDAX ratio (as defined), an interest coverage ratio, and a minimum present value to total debt ratio. The bridge loan also contains covenants which restrict the Company’s capital expenditures after June 1, 2005.

6.	Asset Retirement Obligations

       The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 143 — Accounting for Asset Retirement Obligations at inception on January 7, 2002. The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of oil and gas properties is recorded when incurred, generally upon acquisition or completion of a well. The net estimated costs are discounted to present values using a risk adjusted rate over the estimated economic life of the oil and gas properties. Such costs are capitalized as part of the related asset. The asset is depleted on the units-of-production method on a field-by-field basis. The associated liability is classified in other long-term liabilities in the accompanying Consolidated Balance Sheets. The liability is periodically adjusted to reflect (1) new liabilities incurred, (2) liabilities settled during the period, (3) accretion expense, and (4) revisions to estimated future cash flow requirements. The accretion expense is recorded as a component of depreciation, depletion and amortization expense in the accompanying Consolidated Statements of Operations.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       A reconciliation of the Company’s asset retirement obligations is as follows:

	Period from
	January 7, 2002
	(inception)		Nine Months
	through	Year Ended	Ended
	December 31,	December 31,	September 30,
	2002	2003	2004

			(unaudited)

	(in thousands)
Beginning of period	$—	$1,117	$4,297
Liabilities incurred	1,039	1,932	6,897
Liabilities settled	—	—	(849)
Accretion expense	78	244	200
Revisions to estimate	—	1,004	1,014

End of period	$1,117	$4,297	$11,559

7.	Fair Value of Derivatives and Other Financial Instruments

       The Company’s financial instruments including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The recorded values of the Credit Facility and senior subordinated credit and guaranty agreement, as discussed in Note 5, approximate the fair value as they both bear interest at a floating rate. The Company’s commodity derivatives are marked to market with changes in fair value being recorded in accumulated other comprehensive income. The convertible note payable is recorded at cost, and the fair value is disclosed in Note 9 below.

       The estimated fair value of derivatives and other financial instruments has been determined by the Company using available market information and valuation methodologies described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

       At December 31, 2003, the Company had in place natural gas swap contracts covering portions of its 2004 gas production. The gas swaps, which are for the period January through December 2004, cover contracted volumes of 30,000 MMBtu per day of natural gas with a weighted average fixed price of $4.07 per MMBtu. The index prices are based on Rocky Mountain delivery points. The Company’s natural gas derivative financial instruments have been designated as cash flow hedges in accordance with SFAS No. 133 and are included in current liabilities in the Company’s Consolidated Balance Sheets.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       At December 31, 2003, the Company had the following commodity swap contracts in place to hedge cash flow and reduce the impact of natural gas price fluctuations:

	Average
	Volume	Quantity	Fixed	Index	Contract
Product	Per Day	Type	Price	Price(1)	Period

Natural gas	5,000	MMBtu	$3.67	NORRM	1/1/2004 – 12/31/2004
Natural gas	5,000	MMBtu	3.90	NORRM	1/1/2004 – 12/31/2004
Natural gas	5,000	MMBtu	4.00	NORRM	1/1/2004 – 12/31/2004
Natural gas	5,000	MMBtu	4.34	CIGRM	1/1/2004 – 12/31/2004
Natural gas	5,000	MMBtu	4.25	CIGRM	1/1/2004 – 12/31/2004
Natural gas	5,000	MMBtu	4.25	CIGRM	1/1/2004 – 12/31/2004

(1)	NORRM refers to Northwest Pipeline Rocky Mountains price and CIGRM refers to Colorado Interstate Gas Rocky Mountains price as quoted in Platt’s Inside FERC on the first business day of each month. WTI refers to West Texas Intermediate price as quoted on the New York Mercantile Exchange.

       At December 31, 2003, the estimated fair value of contracts designated and qualifying as cash flow hedges under SFAS No 133 was a liability of $7.0 million. The Company will reclassify this amount to gains or losses included in oil and gas production operating revenues as the hedged production quantity is produced. Based on current prices, the net amount of existing unrealized after-tax loss as of December 31, 2003 to be reclassified to oil and gas production operating revenues in the next twelve months would be $4.4 million. The Company anticipates that all original forecasted transactions will occur by the end of the originally specified time periods.

       Derivative contract settlements included in oil and gas production operating revenues totaled a net loss of $7.7 million for the year ended December 31, 2003, and a net loss of $7.5 million for the nine months ended September 30, 2004 (unaudited). There were no derivative contract settlements for the period from January 7, 2002 (inception) through December 31, 2002. As the underlying prices in the Company’s hedge contracts were consistent with the indices used to sell its oil and gas, no ineffectiveness was recognized related to its hedge contracts for the period from January 7, 2002 (inception) through December 31, 2002, for the year ended December 31, 2003 or for the nine months ended September 30, 2004 (unaudited).

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Subsequent to December 31, 2003, we entered into the following commodity swap contracts which are designated as cash flow hedges in accordance with SFAS No. 133, to hedge a portion of our 2005 production:

	Average
	Volume	Quantity	Fixed	Index	Contract
Product	Per Day	Type	Price	Price(1)	Period

Natural gas	10,000	MMBtu	$5.05	NORRM	1/1/2005 – 12/31/2005
Natural gas	10,000	MMBtu	5.27	NORRM	1/1/2005 – 12/31/2005
Oil	100	Bbls	32.96	WTI	1/1/2005 – 12/31/2005
Oil	100	Bbls	34.05	WTI	1/1/2005 – 12/31/2005
Oil	100	Bbls	36.12	WTI	1/1/2005 – 12/31/2005
Oil	100	Bbls	36.00	WTI	1/1/2005 – 12/31/2005

      The Company also entered into the following cashless collars (purchased put options and written call options) subsequent to December 31, 2003 (unaudited) in order to hedge against a portion of our 2005 and 2006 production. The cashless collars are used to establish floor and ceiling prices on anticipated future natural gas production and are also designated as cash flow hedges in accordance with SFAS No. 133.

	Average
	Volume	Quantity	Floor-Ceiling	Index	Contract
Product	Per Day	Type	Pricing	Price(1)	Period

Natural gas	10,000	MMBtu	$4.75-$7.00	NORRM	1/1/2005-12/31/2005
Natural gas	5,000	MMBtu	$4.75-$6.75	NORRM	1/1/2005-12/31/2005
Natural gas	10,000	MMBtu	$4.75-$7.10	NORRM	1/1/2005-12/31/2005
Natural gas	5,000	MMBtu	$4.75-$6.05	NORRM	1/1/2006-12/31/2006
Natural gas	5,000	MMBtu	$4.75-$6.18	NORRM	1/1/2006-12/31/2006
Natural gas	15,000	MMBtu	$4.75-$6.21	NORRM	1/1/2006-12/31/2006

      On September 30, 2004, the Company’s cash flow hedge positions from natural gas and oil derivatives had an estimated net pre-tax liability of $18.2 million (unaudited) recorded as both current and non-current liabilities, as appropriate. The Company anticipates it will reclassify this amount to gains or losses included in oil and gas production operating revenues as the hedged production quantity is produced. Based on current prices, the net amount of existing unrealized after-tax loss as of September 30, 2004 to be reclassified from accumulated other comprehensive income to oil and gas production operating revenues in the next twelve months would be $8.7 million (unaudited). The Company anticipates that all original forecasted transactions will occur by the end of the originally specified time periods.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Income Taxes

       The benefit for income taxes consists of the following:

	Period from
	January 7, 2002
	(inception)
	through	Year Ended
	December 31,	December 31,
	2002	2003

	(in thousands)
Deferred:
Federal	$2,048	$296
State	116	24

Total	$2,164	$320

       Income tax benefit differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss from continuing operations as a result of the following:

	Period from
	January 7, 2002
	(inception)
	through	Year Ended
	December 31,	December 31,
	2002	2003

	(in thousands)
Income tax benefit at the federal statutory rate	$2,441	$1,461
State income taxes, net of federal tax effect	116	24
Non-deductible stock-based compensation	(409)	(1,185)
Other, net	16	20

Income tax benefit	$2,164	$320

      For the nine months ended September 30, 2004 (unaudited), income tax expense totaled $3.5 million, all of which is deferred. In 2004, we expect we will not have any current tax liability due to utilization of net operating loss carry-forwards and deductions related to intangible drilling costs.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003 are presented below:

	December 31,

	2002	2003

	(in thousands)
Current:
Deferred tax assets:
Derivative instruments	$204	$2,585

Long-term:
Deferred tax assets:
Net operating loss carryforward	$3,498	$4,536
Start-up/organization costs, net	844	628
Other	58	—

Total long-term deferred tax assets	$4,400	$5,164
Deferred tax liabilities:
Oil and gas properties	(2,420)	(2,822)
Other	—	(42)

Total long-term deferred tax liabilities	(2,420)	(2,864)

Net long-term deferred tax assets	$1,980	$2,300

       At December 31, 2003, the Company has approximately $12.3 million of federal and state tax net operating loss carryforwards which expire through 2023.

       The Company has not recognized a valuation allowance against its net deferred tax assets because it believes that it is more likely than not that the net deferred tax assets will be realized on future income tax returns, primarily from the generation of future taxable income.

9.	Stockholders’ Equity

       The Company’s authorized capital structure consists of 75,000,000 shares of $0.001 par value preferred stock and 150,000,000 shares of $0.001 par value common stock. Of the preferred stock, 6,900,000 shares have been designated as Series A preferred stock (“Series A”) and 51,835,000 shares have been designated as Series B preferred stock (“Series B”), with the remainder undesignated at December 31, 2003. Holders of all classes of stock are entitled to vote on matters submitted to stockholders.

       On March 4, 2004, the Board of Directors approved increasing the number of authorized shares of Series B Preferred Stock to 52,185,000. This increase subsequently was approved by the Company’s stockholders. The increase was effected by filing an amended and restated certificate of designations with the Delaware Secretary of State in June 2004.

       Series A Preferred Stock. Series A consists of 6,900,000 authorized shares with a stated purchase price of $4.17 per share. It ranks senior to the Company’s common stock with respect to dividends and specified liquidation events. This series is also entitled to certain participation privileges with respect to dividends, conversion to common stock, and distribution of the Company’s assets.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Series A bears no stated preferential dividend rate. However, after payment of all dividend requirements for Series B, additional dividends, if any, will be distributed to holders of this series, Series B and/or common stock on the basis of the relative number of shares outstanding.

       In connection with the early capitalization of the Company, a mandatorily convertible note was issued for $1.9 million, which amount was classified in long-term liabilities. The convertible note converts automatically into 455,635 shares of Series A in 2007 or earlier in connection with a liquidation event or qualified initial public offering. The estimated fair value of the convertible note was approximately $2.1 million and $2.5 million as of December 31, 2002 and 2003, respectively, and approximately $3.4 million as of September 30, 2004 (unaudited).

       Upon a qualified initial public offering as described below, Series A will convert automatically to common stock. Holders of this series will be entitled to receive (1) at the election of the Company, cash or shares of common stock equal to the stated purchase price, with the number of shares of common stock based on the public offering price net of underwriting compensation plus (2) the number of shares of common stock equal to the conversion ratio in effect at that time (which would be one share of common stock if there is no adjustment to the conversion ratio). The Series A preference and participation rights in liquidation are discussed below in connection with Series B.

       Series B Preferred Stock. At December 31, 2003, Series B consisted of 51,835,000 authorized shares with a stated purchase price of $5.00 per share. In June 2004, the number of authorized shares was increased to 52,185,000. It ranks senior to the Company’s Series A and common stock with respect to dividends and specified liquidation events. Series B is also entitled to certain participation privileges with respect to dividends, conversion to common stock, and distribution of the Company’s assets.

       Series B bears a 7.0% cumulative dividend (14.0% after March 28, 2009), compounded quarterly and payable when, as and if declared by the Board of Directors of the Company. After payment of all dividend requirements for this series, additional dividends, if any, will be distributed to holders of this series, Series A and/or common stock on the basis of the relative number of shares outstanding.

       Upon the occurrence of specified liquidation events, holders of Series B are entitled to receive the stated purchase price of Series B plus all unpaid dividends. After payment of the Series B preference, holders of Series A stock are entitled to receive the stated purchase price of Series A. Assets, if any, remaining after payment of Series A and Series B liquidation preferences are to be distributed pro rata among holders of common stock, Series B on an as-converted basis and Series A on an as-converted basis.

       A qualified public offering is defined in the agreement as an initial public offering for at least $50,000,000 of the Company’s common stock, at a price that results in each share of Series B preferred stock converting into common stock having an aggregate value of at least $7.50, based on the public offering price, the Series B will convert automatically to common stock. Holders of this series will be entitled to receive (1) at the election of the Company, cash or shares of common stock equal to the stated purchase price plus all unpaid dividends, with the number of shares of common stock based on the public offering price net of underwriting compensation plus (2) the number of shares of common stock equal to the conversion ratio in effect at that time (which would be one share of common stock if there is no adjustment to the conversion ratio).

       In March 2002, the Company received commitments from certain investors to purchase 51,000,000 shares of Series B at $5.00 per share. As of December 31, 2003, the investors had purchased 44,400,000 shares for $222 million, leaving purchase commitments for an additional 6,600,000 shares at an aggregate price of $33 million.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In January 2004, these investors purchased 4,000,000 shares for $20 million. In May 2004, the Company received the final payment of $13 million for 2,600,000 shares from these investors (unaudited). Pursuant to EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, these issuances resulted in a beneficial conversion (deemed dividend) since the shares were issued at less than estimated fair market value. According to EITF 98-5 and EITF 00-27 Application of Issue 98-5 to Certain Convertible Instruments, we are required to measure, but not record, the deemed dividend at the commitment date if the shares are convertible only upon the occurrence of a future event outside the control of the holder of such securities and contain conversion terms that change upon the occurrence of a future event. We have measured deemed dividends of $2.6 million and $19.7 million related to the 2002 and 2003 issuances of convertible Series B preferred stock, respectively, and $11.4 million related to the 2004 issuances of Series B preferred stock (unaudited). We will record such dividends if and when the convertible Series B preferred stock are converted into common stock. In addition, with a qualified public offering and the conversion of Series A and Series B preferred stock into common stock, we will record an additional deemed dividend in an amount equal to the benefit received by Series A and Series B Preferred Stock for receiving their conversion net of underwriting compensation.

       In March and April 2004, the Company sold 50,000 and 95,918 shares, respectively, of Series B preferred stock for $5.00 per share to certain of its employees and recorded non-cash stock-based compensation expense accordingly (unaudited).

       Cumulative dividends not declared amounted to $4.4 million and $17.1 million at December 31, 2002 and 2003, respectively, and $31.5 million at September 30, 2004 (unaudited).

       Common Stock. On January 30, 2002, the Company issued, subject to restrictions, 8,386,648 shares of common stock to founding management and employees. On March 28, 2002, these common stockholders entered into a stockholders’ agreement to restrict ownership of the shares with the following dual vesting provisions: (1) one share vesting for every $30.40459 received from investors in Series B Preferred Stock (“dollar vesting”), and (2) 20% vesting upon purchase and an additional 20% vesting each year for four years after purchase (“time vesting”). These management shares vest at the later to occur of time vesting and dollar vesting. Vesting ceases upon the occurrence of a liquidation event with respect to the Company, as defined in the agreement, or the sale of the Company. At each measurement date (the date the Company receives funds from the investors in Series B, i.e., the shares dollar vest), compensation expense was determined based on the then known number of shares that had dollar vested and, to the extent those shares were time vested, stock-based compensation expense was immediately recorded. The remaining charge was recorded as deferred compensation within stockholders’ equity and amortized over the remaining time vesting service period in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Related to these common stock issuances, the Company recorded $1.2 million and $2.6 million of stock-based compensation expense during 2002 and 2003, respectively, and $1.8 million in the nine months ended September 30, 2004, and had $0.7 million in deferred compensation recorded in stockholders’ equity as of September 30, 2004 (unaudited).

       As of December 31, 2003 common shares had vested as follows:

		% of Total
	Shares	Common

Dollar	7,566,480	87%
Time	5,157,378	60%

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       All remaining common shares dollar vested in connection with the issuance of the Series B preferred stock pursuant to the final capital calls funded in January and May 2004 (unaudited). The remaining time vesting will occur ratably through January 2006.

       Accumulated Other Comprehensive Loss. The Company follows the provisions of SFAS 130, Reporting Comprehensive Income, which establishes standards for reporting comprehensive income. In addition to net income, comprehensive income includes all changes in equity during a period, except those resulting from investments and distributions to the owners of the Company. The components of accumulated other comprehensive loss and related tax effects for the period from January 7, 2002 (inception) through December 31, 2002 were as follows:

		Tax	Net of
	Gross	Effect	Tax

	(in thousands)
Accumulated other comprehensive loss — January 7, 2002 (inception)	$—	$—	$—
Change in fair value of hedges	(552)	204	(348)

Accumulated other comprehensive loss — December 31, 2002	$(552)	$204	$(348)

       The components of accumulated other comprehensive loss and related tax effects for the year ended December 31, 2003 were as follows:

		Tax	Net of
	Gross	Effect	Tax

	(in thousands)
Accumulated other comprehensive loss — December 31, 2002	$(552)	$204	$(348)
Change in fair value of hedges	(6,986)	2,585	(4,401)
Reclassification adjustment for realized losses on hedges included in net loss	552	(204)	348

Accumulated other comprehensive loss — December 31, 2003	$(6,986)	$2,585	$(4,401)

      The components of accumulated other comprehensive loss and related tax effects for the nine months ended September 30, 2003 (unaudited) were as follows:

		Tax	Net of
	Gross	Effect	Tax

	(in thousands)
Accumulated other comprehensive loss — December 31, 2002	$(552)	$204	$(348)
Change in fair value of hedges	(3,615)	1,338	(2,277)
Reclassification adjustment for realized gains on hedges included in net loss	(348)	129	(219)

Accumulated other comprehensive loss — September 30, 2003 (unaudited)	$(4,515)	$1,671	$(2,844)

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of accumulated other comprehensive loss and related tax effects for the nine months ended September 30, 2004 (unaudited) were as follows:

		Tax	Net of
	Gross	Effect	Tax

	(in thousands)
Accumulated other comprehensive loss — December 31, 2003	$(6,986)	$2,585	$(4,401)
Change in fair value of hedges	(16,488)	6,100	(10,388)
Reclassification adjustment for realized losses on hedges included in net income	5,246	(1,941)	3,305

Accumulated other comprehensive loss — September 30, 2004 (unaudited)	$(18,228)	$6,744	$(11,484)

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The following table reflects the activity in the Company’s common and preferred stock.

	Period from
	January 7, 2002
	(inception)		Nine Months
	through	Year Ended	Ended
	December 31,	December 31,	September 30,
	2002	2003	2004

			(unaudited)
Series A Preferred Stock Outstanding:
Shares at beginning of period	—	6,258,994	6,258,994
Shares issued under Stock Purchase Agreement dated March 28, 2002	6,139,090	—	—
Shares issued for partial payment of mineral leasehold interests	119,904	—	—
Shares returned in settlement to terminate an exploration agreement	—	—	(119,904)

Shares at end of period	6,258,994	6,258,994	6,139,090

Series B Preferred Stock Outstanding:
Shares at beginning of period	—	21,100,000	45,145,700
Shares issued under Stock Purchase Agreement dated March 28, 2002	21,100,000	23,300,000	6,600,000
Shares issued for cash under Bill Barrett Corporation Employee Restricted Stock Purchase Plan	—	495,100	145,918
Shares issued for mineral leasehold interests	—	250,600	59,800

Shares at end of period	21,100,000	45,145,700	51,951,418

Common Stock Outstanding:
Shares at beginning of period	—	8,386,648	8,651,815
Restricted shares issued for cash to founding management and employees	8,386,648	—	—
Exercise of common stock options	—	265,167	493,083

Shares at end of period	8,386,648	8,651,815	9,144,898

10.	Stock Options and Other Employee Benefits

       Stock Options. In January 2002, the Company adopted a stock option plan to benefit key employees and non-employees. This plan was amended and restated in its entirety by the Amended and Restated 2002 Stock Option Plan (the “2002 Option Plan”). The aggregate number of shares which the Company may issue under the 2002 Option Plan may not exceed 7,650,000 shares of the Company’s common stock. Up to 5,500,000 shares may be granted with an exercise price not less than $6.50 per share (“Tranche A”) and up to 2,150,000 shares may be granted with an exercise price of not less than $0.04412 per share (“Tranche B”). Options granted under the 2002 Option Plan expire ten years from the grant date. The options are subject to the following time vesting provisions — 40% on the first anniversary of the date of grant and 20% on subsequent anniversaries of the date of grant subject to the acceleration and other specified occurrences also addressed in

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9. Options granted on or before February 3, 2003 vested 20% on date of grant and 20% on each of the next four anniversaries of the date of grant. All options expire ten years from the date of grant.

       The equity vesting provisions of options granted under the 2002 Stock Option Plan operate by having all options that are outstanding vest proportionately based on the total number of shares of common stock outstanding assuming the conversion of our outstanding Series A and Series B preferred stock. As of May 12, 2004, all options were equity vested.

       On each measurement date (principally, the dates the Company receives funds from the investors in Series B, i.e., the shares equity vest), compensation expense was determined based on the then known number of options that had equity vested and to the extent those options were time vested, stock-based compensation expense was immediately recorded. The remaining charge was recorded as deferred compensation within stockholders’ equity and amortized over the remaining time vesting service period in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Related to the stock option grants, the Company recorded $0.1 million and $0.6 million of stock-based compensation expense during 2002 and 2003, respectively, and $0.4 million in the nine months ended September 30, 2004, and had $0.6 million of deferred compensation recorded in stockholders’ equity as of September 30, 2004 (unaudited).

       Information relating to stock options is summarized as follows:

	Period from
	January 7, 2002
	(inception)	Year Ended
	through December 31,	December 31,
Tranche A	2002	2003

Exercise Price $6.50:
Outstanding, beginning of period	—	4,535,000
Granted	4,535,000	1,016,500
Exercised	—	—
Forfeited	—	(127,500)

Outstanding, end of period	4,535,000	5,424,000

Options exercisable, end of period	907,000	1,876,000
Weighted average remaining life (years)	9.75	8.80

       The Company has 76,000 options available for grant under its Tranche A portion of its stock 2002 Option Plan at December 31, 2003.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Period from
	January 7, 2002
	(inception)	Year Ended
	through December 31,	December 31,
Tranche B	2002	2003

Exercise Price $0.08824:
Outstanding, beginning of period	—	1,230,000
Granted	1,230,000	915,000
Exercised	—	(265,167)
Forfeited	—	(68,333)

Outstanding, end of period	1,230,000	1,811,500

Options exercisable, end of period	246,000	336,000
Weighted average remaining life (years)	9.75	8.89
Exercise Price $0.28:
Outstanding, beginning of period	—	—
Granted	—	44,000
Exercised	—	—
Forfeited	—	—

Outstanding, end of period	—	44,000

Options exercisable, end of period	—	—
Weighted average remaining life (years)	N/A	10.00

       The Company has 29,333 options available for grant under its Tranche B portion of its 2002 Option Plan at December 31, 2003.

       In December 2003, the Company adopted its 2003 Stock Option Plan (the “2003 Option Plan”) to benefit key employees, directors and non-employees. In April 2004, the 2003 Option Plan was approved by the Company’s stockholders (unaudited). The aggregate number of shares which the Company may issue under the 2003 Option Plan may not exceed 200,000 shares of the Company’s common stock. Options granted under the 2003 Option Plan expire ten years from the date of grant with an exercise price not less than 100% of the fair market value, as defined in the agreement, of the underlying common shares on the date of grant. Options granted under the 2003 Option Plan vest 25% on the first anniversary of the date of grant, and 25% on each of the next three anniversaries of the date of grant.

       During the nine months ended September 30, 2004, the Company granted (1) options to purchase 150,000 common shares at $1.00 per share and 50,000 common shares at $2.49 per share under the 2003 Option Plan; (2) Tranche A options to purchase 96,000 common shares at $6.50 per share under the 2002 Option Plan; and (3) Tranche B options to purchase 41,000 common shares at $0.46 per share and 1,000 common shares at $2.49 per share under the 2002 Option Plan (which included options that became available under the 2002 Option Plan after December 31, 2003 as a result of the termination of previously issued options) (unaudited).

       All options granted to date under the 2002 Option Plan and the 2003 Option Plan have been granted at exercise prices equal to or greater than the respective estimated fair value of the Company’s common stock on the grant dates, as defined in the 2002 Option Plan, based on contemporaneous valuations undertaken to determine the estimated fair value of the common stock. Subsequently, for financial reporting purposes, the Company determined the fair value of the common stock used to compute stock-based compensation should be increased. As a result, the

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock-based compensation from inception through September 30, 2004 was increased to the amounts reported above.

       The following table provides additional information related to options granted during the years ended December 31, 2002 and 2003 and nine month period ended September 30, 2004 (unaudited):

			Revised
			Estimated	Intrinsic
	Number of		Fair Value of	Value at
Option Grants in the	Options	Exercise	Common Stock	Grant
Quarters Ended	Granted	Price	at Grant Date	Date

March 31, 2002	0	N/A	$0.38	N/A
June 30, 2002	0	N/A	$0.42	N/A
September 30, 2002	1,155,000	$0.088	$0.45	$0.36
	4,405,000	6.50	0.45	—
December 31, 2002	75,000	$0.088	$0.54	$0.45
	130,000	6.50	0.54	—
March 31, 2003	822,500	$0.088	$0.66	$0.57
	762,500	6.50	0.66	—
June 30, 2003	75,000	$0.088	$0.80	$0.71
	137,500	6.50	0.80	—
September 30, 2003	17,500	$0.088	$1.10	$1.01
	35,000	6.50	1.10	—
December 31, 2003	44,000	$0.28	$1.39	$1.11
	81,500	6.50	1.39	—
March 31, 2004 (unaudited)	41,000	$0.46	$1.76	$1.30
	95,000	1.00	1.76	0.76
	95,000	6.50	1.76	—
June 30, 2004 (unaudited)	40,000	$1.00	$2.01	$1.01
	15,000	1.00	2.44	1.44
	1,000	6.50	2.01	—
September 30, 2004 (unaudited)	50,000	$2.49	$3.24	$0.75
	1,000	2.49	3.24	0.75

       401(k) Savings. As of December 1, 2002, the Company commenced a 401(k) savings plan (the “401(k) Plan”) for all eligible employees over the age of 21. Employees become eligible the quarter following the beginning of their employment. Under the 401(k) Plan, employees may make voluntary contributions based upon a percentage of their pretax income. The Company matches 100% of the employee contribution, up to 4% of the employee’s pretax income. Employees direct their contributions into a variety of mutual fund investment options provided by The Principal Financial Group. The Company made matching contributions of $11,000 for the period from January 7, 2002 (inception) through December 31, 2002 and $216,000 for the year ended December 31, 2003.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Transactions with Related Parties

       Three directors of the Company are officers of the Series B investors.

       A director of the Company is a principal at a company affiliated with the lead arranger and agent for the credit facilities noted in Note 5 above.

       A director of the Company is a managing director of a company affiliated with the company which wholly owns the counterparty to the natural gas swaps noted in Note 7 above and the company that is the sole lead arranger and administrative agent for the senior subordinated credit and guaranty agreement as discussed in Note 5 above.

      In management’s opinion, the terms obtained in the above transactions were provided on terms at least as favorable to the Company as could be obtained from non-related sources.

12.	Significant Customers and Other Concentrations

       Significant Customers. During 2002, purchases by The Williams Companies, Inc. and ConocoPhillips Holding Company accounted for 59.2% and 15.6%, respectively, of the Company’s total oil and gas production revenues. During 2003, ONEOK Inc accounted for 38.6% and two wholly-owned subsidiaries of Xcel Energy Inc, the names of which are Public Service Co. of Colorado and Cheyenne Light, Fuel and Power Co., accounted for a total of 10.2% of the Company’s oil and gas production revenues. Management believes that the loss of any individual purchaser would not have a long-term material adverse impact on the financial position or results of operations of the Company.

       Concentrations of Market Risk. The future results of the Company’s oil and gas operations will be affected by the market prices of oil and gas. The availability of a ready market for crude oil, natural gas and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil, gas and liquid products, the regulatory environment, the economic environment, and other regional and political events, none of which can be predicted with certainty.

       The Company operates in the exploration, development and production phase of the oil and gas industry. Its receivables include amounts due from purchasers of oil and gas production and amounts due from joint venture partners for their respective portions of operating expense and exploration and development costs. The Company believes that no single customer or joint venture partner exposes the Company to significant credit risk. While certain of these customers and joint venture partners are affected by periodic downturns in the economy in general or in their specific segment of the natural gas or oil industry, the Company believes that its level of credit–related losses due to such economic fluctuations has been and will continue to be immaterial to the Company’s results of operations in the long-term. Trade receivables are generally not collateralized. The Company analyzes customers’ and joint venture partners’ historical credit positions and payment history prior to extending credit.

       Concentrations of Credit Risk. Derivative financial instruments that hedge the price of oil and gas are generally executed with major financial or commodities trading institutions which expose the Company to market and credit risks and may, at times, be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non–performance by the counterparties, are substantially smaller. The credit worthiness of

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

counterparties is subject to continuing review and full performance is anticipated. The Company’s policy is to execute financial derivatives only with major financial institutions.

13.	Commitments and Contingencies

       The Company rents office space pursuant to operating leases which expire September 30, 2004, July 1, 2005 and January 31, 2009. Office lease expense for the period from January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003 was $159,000 and $517,000, respectively. The Company also entered into a twelve-month lease for compressor rental effective August 15, 2003. Additionally, the Company has entered into various long-term agreements for telecommunication service.

       Future minimum annual rental payments under these non-cancelable operating leases are as follows (in thousands):

2004	$797
2005	918
2006	924
2007	909
2008	889
Thereafter	74

Total	$4,511

14.	Supplementary Oil and Gas Information (unaudited)

       Costs Incurred. Costs incurred in oil and gas property acquisition, exploration and development activities and related depletion per equivalent unit-of-production were as follows:

	Period from
	January 7, 2002	Year Ended
	(inception) through	December 31,
	December 31, 2002	2003

	(in thousands, except
	amortization data)
Acquisition costs:
Unproved properties	$15,178	$17,581
Proved properties	127,528	30,979
Exploration costs	5,925	41,846
Development costs	5,123	94,637
Asset retirement obligation	1,039	2,936

Total costs incurred	$154,793	$187,979

Amortization per Mcfe of production	1.37	1.63

       Supplemental Oil and Gas Reserve Information (unaudited). The reserve information presented below is based on estimates of net proved reserves as of December 31, 2002 and 2003 that were prepared by internal petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission and were reviewed by Ryder Scott Company and Netherland, Sewell & Associates, Inc., independent petroleum engineering firms.

       Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those proved reserves expected to be recovered through existing wells with existing equipment and operating methods.

       Analysis of Changes in Proved Reserves. The following table sets forth information regarding the Company’s estimated net total proved and proved developed oil and gas reserve quantities, excluding reserves for oil and gas properties held for sale:

	Oil	Gas

	(MBbls)	(MMcf)
Proved reserves:
Inception, January 7, 2002	—	—
Purchases of oil and gas reserves in place	2,911	100,312
Extension, discoveries and other additions	—	7,833
Production	(27)	(6,370)

Balance, December 31, 2002	2,884	101,775
Purchases of oil and gas reserves in place	918	31,798
Extension, discoveries and other additions	754	100,024
Revisions of previous estimates	(342)	(33,902)
Sales of reserves	—	(2,506)
Production	(328)	(16,315)

Balance, December 31, 2003	3,886	180,874

Proved developed reserves:
December 31, 2002	1,888	78,155
December 31, 2003	3,166	108,569

       Standardized Measure. Estimated discounted future net cash flows and changes therein were determined in accordance with SFAS No. 69, Disclosures about Oil and Gas Producing Activities. Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.

       Future cash inflows are computed by applying year-end prices of oil and gas relating to the Company’s proved reserves to the year-end quantities of those reserves. Year-end calculations were made using prices of $29.14 and $32.98 per Bbl for oil and $3.33 and $5.81 per Mcf for gas for 2002 and 2003, respectively. The Company also records an overhead expense of $100 per month per operated well in the calculation of its future cash flows.

       The assumptions used to compute estimated future cash inflows do not necessarily reflect the Company’s expectations of actual revenues or costs, nor their present worth. In addition, variations from the expected production rate also could result directly or indirectly from factors outside of the Company’s control, such as unexpected delays in development, changes in prices or regulatory or environmental policies. The reserve valuation further assumes that all reserves will be disposed of by production. However, if reserves are sold in place, additional economic considerations could also affect the amount of cash eventually realized.

       Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company’s proved oil and gas reserves. Permanent differences in oil and gas related tax credits and allowances are recognized.

       A 10% annual discount rate was used to reflect the timing of the future net cash flows relating to proved oil and gas reserves.

       The following table presents the standardized measure of discounted future net cash flows related to proved oil and gas reserves.

	December 31,

	2002	2003

	(in thousands)
Future cash inflows	$422,935	$1,179,562
Future production costs	(110,513)	(281,355)
Future development costs	(49,430)	(112,452)
Future income taxes	(38,535)	(176,850)

Future net cash flows	$224,457	$608,905
10% annual discount	(70,909)	(204,085)

Standardized measure of discounted future net cash flows	$153,548	$404,820

       A summary of changes in the standardized measure of discounted future net cash flows is as follows:

	Period from
	January 7, 2002	Year Ended
	(inception) through	December 31,
	December 31, 2002	2003

	(in thousands)
Standardized measure of discounted future net cash flows, beginning of period	$—	$153,548
Sales of oil and gas, net of production costs and taxes	(11,653)	(61,017)
Extensions, discoveries and improved recovery, less related costs	13,878	268,258
Quantity revisions	—	(116,979)
Price revisions	—	128,745
Net changes in estimated future development costs	—	(1,625)
Accretion of discount	—	17,866
Purchases of reserves in place	176,433	50,717
Sales of reserves	—	(3,650)
Changes in production rates (timing) and other	—	59,852
Net changes in future income taxes	(25,110)	(90,895)

Standardized measure of discounted future net cash flows, end of period	$153,548	$404,820

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Quarterly Financial Data (unaudited)

       The following is a summary of the unaudited financial data for each quarter presented. The loss before income taxes, net loss, and net loss per share for each of the quarters for the period from January 7, 2002 (inception) through December 31, 2002 and the year ended December 31, 2003 have been restated, see note 17.

	Period from
	January 7, 2002
	(inception) through
	March 31, 2002	Second Quarter	Third Quarter	Fourth Quarter

	(in thousands, except per share data)
For the period from January 7, 2002 (inception) through December 31, 2002:
Total revenues	$—	$5,557	$3,684	$6,840
Loss before income taxes as previously reported	(734)	(2,060)	(2,317)	(896)
Loss before income taxes as restated	(1,348)	(2,140)	(2,486)	(1,205)
Net loss as previously reported	(527)	(1,260)	(1,483)	(546)
Net loss as restated	(1,141)	(1,340)	(1,652)	(855)
Net loss per share as previously reported	(0.29)	(0.60)	(0.59)	(0.20)
Net loss per common share, basic and diluted, as restated	(0.65)	(1.31)	(1.23)	(0.88)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(in thousands, except per share data)
Year ended December 31, 2003:
Total revenues	$12,945	$16,378	$18,789	$27,324
Loss before income taxes as previously reported	(330)	(175)	(45)	(261)
Loss before income taxes as restated	(1,160)	(412)	(1,265)	(1,461)
Net loss as previously reported	(200)	(106)	(27)	(158)
Net loss as restated	(1,030)	(343)	(1,247)	(1,358)
Net loss per share as previously reported	(0.05)	(0.03)	(0.01)	(0.04)
Net loss per common share, basic and diluted, as restated	(0.96)	(0.88)	(1.11)	(0.17)

16.	Subsequent Events (unaudited)

       The Company has adopted its 2004 Stock Incentive Plan (the “2004 Incentive Plan”) to benefit employees, directors and consultants, which plan will be submitted for approval by the Company’s stockholders. The Plan provides for the grant of stock options and awards for a maximum number of shares not to exceed 10.5% of the shares of common stock to be outstanding immediately following the closing of the public offering. The terms of the options and awards are determined by the compensation committee of the Company’s Board of Directors.

       Subsequent to December 31, 2003, the Company entered into three firm transportation agreements. The first agreement provides guaranteed capacity for 8,500 MMBtu per day at a monthly charge of $45,000 for the period from March 1, 2004 through February 28, 2005. The second agreement provides guaranteed capacity of 9,000 MMBtu per day for the first 12 years and 5,000 MMBtu per day for the last year. The annual commitment for 9,000 MMBtu per day is $1,117,000, which is expected to begin on January 1, 2005. The third firm transportation agreement is with Questar Pipeline Company for 12,000 MMBtu/d of guaranteed pipeline capacity at a monthly charge of $94,000 per month for ten years beginning upon the completion of Questar’s upgrade of its pipeline in the Piceance Basin, which is expected to be completed in November 2005.

       We intend to allow the holders of outstanding Tranche A Options to amend those options, effective upon the closing of this offering, to provide that each option to purchase one share of common stock for $6.50 per share would become an option to purchase a number of shares of common stock at the initial public offering price that has an estimated fair value that is equivalent to

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the estimated fair value of the outstanding Tranche A Options based on a Black-Scholes model calculation. As a result of this amendment, following the closing of this offering we would change the accounting for these options from fixed plan to variable plan. Under variable plan accounting, we would recognize compensation expense, or a reduction to a previously recognized expense, for the vested portion of the option at the end of each quarter to the extent that the estimated fair value of the common stock underlying the options exceeds the amended exercise price until the time that the options are exercised, forfeited or expire. These non-cash charges would result in lower earnings or increased losses, and credits of previously recognized expenses would result in increased earnings or lower losses.

17.	Restatement of Consolidated Financial Statements

       Subsequent to filing the Company’s initial Registration Statement on Form S-1, management determined that, for financial reporting purposes, the amount of non-cash deferred compensation and stock-based compensation expense related to restricted common stock issued to management at the formation of the Company (“Management Stock”), Series B preferred stock purchased by employees at less than fair value for financial reporting purposes, and options granted under our 2002 Option Plan and 2003 Option Plan should be adjusted to reflect the increased intrinsic value received. For purposes of calculating non-cash deferred compensation and stock-based compensation expense for financial reporting purposes, the Company adjusted the fair value of common stock to $0.38 per share from $0.08824 at March 31, 2002, $0.54 per share from $0.08824 at December 31, 2002, and $1.39 per share from $0.28 per share at December 31, 2003. As a result, the Company’s consolidated financial statements for the period from January 7, 2002 (inception) through December 31, 2002, as of December 31, 2002, and as of and for the year ended December 31, 2003 have been restated from the amounts previously reported to reflect the changes in non-cash deferred compensation and stock-based compensation expense. A summary of the significant effects of the restatement is as follows:

	As of December 31, 2002		As of December 31, 2003

	(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)
BALANCE SHEETS
Additional paid-in capital	$127,934	$129,289	$246,996	$252,887
Accumulated deficit	(3,816)	(4,988)	(4,307)	(8,966)
Deferred compensation	(3)	(186)	(22)	(1,254)
Total Stockholders’ Equity	123,802	123,802	238,326	238,326

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Period
	January 7, 2002 (inception)		For the Year Ended
	through December 31, 2002		December 31, 2003

	(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)
STATEMENTS OF OPERATIONS
Non-cash stock-based compensation expense	$150	$1,322	$150	$3,637
Operating (loss) income	(4,780)	(5,952)	497	(2,990)
Loss before income taxes	(6,007)	(7,179)	(811)	(4,298)
Loss from continuing operations	(3,843)	(5,015)	(491)	(3,978)
Net loss	(3,816)	(4,988)	(491)	(3,978)
Net loss attributable to common shareholders	(8,246)	(9,418)	(13,173)	(16,660)

       Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2003, certain adjustments were made for earnings per share. The Company determined that loss per common share had been computed without giving effect to cumulative dividends on preferred stock of $4.4 million in 2002 and $12.7 million in 2003. As a result, the loss per common share as reflected in the accompanying consolidated statement of operations for the period January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003, respectively, have been restated from the amounts previously reported. A summary, which also factors in the restatement related to stock-based compensation, of the significant effects of the restatement related to the cumulative dividends is as follows:

	For the Period
	January 7, 2002 (inception)		For the Year Ended
	through December 31, 2002		December 31, 2003

	(as previously		(as previously
	reported)	(as restated)	reported)	(as restated)
Loss per common share from continuing operations	$(1.58)	$(3.88)	$(0.12)	$(4.16)
Discontinued operations per common share	0.01	0.01	—	—

Net loss per common share	$(1.57)	$(3.87)	$(0.12)	$(4.16)

       The Company’s interim financial statements for the three month periods ended September 30, 2002 and 2003 have been restated giving effect to cumulative dividends on preferred stock of $1.4 million and $3.4 million, respectively. A summary, which also factors in the restatement related

BILL BARRETT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to stock-based compensation, of the significant effects of the restatement related to the cumulative dividends is as follows (unaudited):

	Three Months Ended

	September 30,	September 30,
	2002	2003

Net loss per share previously reported	$(0.59)	$(0.01)
Net loss per share attributable to common shareholders as restated	$(1.23)	$(1.11)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bill Barrett Corporation:

       We have audited the accompanying statements of revenues and direct operating expenses of the properties (the “Wind River Acquisition Properties”) acquired by Bill Barrett Corporation (the “Company”) from Williams Production RMT Inc. for the year ended December 31, 2001 and for the period from January 1, 2002 through March 28, 2002. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

       The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 2 to the statements and are not intended to be a complete presentation of the Company’s interests in the properties described above.

       In our opinion, the statements referred to above present fairly, in all material respects, the revenues and direct operating expenses, described in Note 2, of the Wind River Acquisition Properties for the year ended December 31, 2001 and for the period from January 1, 2002 through March 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Denver, Colorado

April 16, 2004 (June 30, 2004 as to Note 1)

WIND RIVER ACQUISITION PROPERTIES

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

		Period from
		January 1,
		2002
	Year Ended	through
	December 31,	March 28,
	2001	2002

	(in thousands)
Revenues — Oil and gas production	$55,380	$4,605

Direct Operating Expenses:
Lease operating expense	2,672	551
Production and ad valorem taxes	6,875	644
Gathering, transportation and marketing	33	7

Total direct operating expenses	$9,580	$1,202

Revenues in excess of direct operating expenses	$45,800	$3,403

See accompanying notes to the Statements of Revenues and Direct Operating Expenses.

WIND RIVER ACQUISITION PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND

DIRECT OPERATING EXPENSES

1.     Operations, Organization and Basis of Presentation

       The accompanying statements represent the interest in the revenues and direct operating expenses of the oil and natural gas producing properties acquired by Bill Barrett Corporation (the “Company”) from Williams Production RMT Corporation on March 28, 2002 effective March 1, 2002 for $74 million. The properties are referred to herein as the “Wind River Acquisition Properties”.

       Oil and gas production revenues and direct operating expenses relate to the Company’s net revenue interest and net working interest, respectively, in the properties. With respect to the gas sales, the sales method is used for recording revenues. Under this approach, each party recognizes revenue based on sales actually made regardless of its proportionate share of the related production. The revenue from oil and gas production has been based on historical product prices at the point of sale using the revenue and working interests purchased by the Company. The effect on revenues of production imbalances is not material.

       Direct operating expenses include payroll, leases and well repairs, production taxes, maintenance, utilities and other direct operating expenses. Selected cash flow information presented below includes the operation changes to accounts receivable, accounts payable and production taxes, and the investing additions to oil and gas properties:

		Period from
		January 1,
		2002
	Year Ended	through
	December 31,	March 28,
	2001	2002

	(in thousands)
Operating Activities:
Revenues in excess of direct operating expenses	$45,800	$3,403
Change in current assets and liabilities:
Accounts receivable	5,955	538
Accounts payable	(35)	(88)
Production taxes payable	(1,469)	388
Investing Activities:
Additions to oil and gas properties	$(7,925)	$(718)

      During the periods presented, the Acquisition Properties were not accounted for as a separate entity. Certain costs such as depreciation, depletion and amortization, accretion of asset retirement obligations, general and administrative expenses, interest expense and corporate taxes were not allocated to the Wind River Acquisition Properties.

       Use of Estimates. The process of preparing financial statements in conformity with generally accepted principles requires the use of estimates and assumptions regarding certain types of revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

WIND RIVER ACQUISITION PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND

DIRECT OPERATING EXPENSES — (Continued)

2.	Omitted Financial Information

       Historical financial statements reflecting financial position, results of operations and cash flows required by accounting principles generally accepted in the United States of America are not presented as such information is not available on an individual property basis and not meaningful to the Wind River Acquisition Properties. Historically, no allocation of general and administrative, interest, corporate taxes accretion of asset retirement obligations, depreciation, depletion and amortization was made to the Wind River Acquisition Properties. Accordingly, the statements are presented in lieu of the financial statements required under Rule 3-01 of the Securities and Exchange Commission Regulation S-X.

3.	Supplemental Disclosures on Oil and Gas Exploration, Development and Production Activities (Unaudited)

       Reserves. The following table summarizes the net ownership interests in estimated quantities of the proved oil and gas reserves of the Wind River Acquisition Properties at March 28, 2002 (the closing date), estimated by the Company’s petroleum engineers.

	Natural Gas	Oil
	MMcf	Bbls

Proved developed reserves	48,714	164
Proved undeveloped reserves	8,478	18

Total proved reserves	57,192	182

       Production volumes for prior periods were added back to the above referenced reserve amounts to arrive at reserve totals at January 1, 2001, December 31, 2001 and March 28, 2002.

	Natural Gas	Oil
	MMcf	Bbls

Proved reserves as of January 1, 2001	71,946	227
Production in 2001	(12,588)	(40)

Proved reserves as of December 31, 2001	59,358	187
Production from January 1, 2002 through March 28, 2002	(2,166)	(5)

Proved reserves as of March 28, 2002	57,192	182

WIND RIVER ACQUISITION PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND

DIRECT OPERATING EXPENSES — (Continued)

       Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves. The following table presents the Standardized Measure of Discounted Future Net Cash Flows before future income taxes from proved oil and gas reserves of the Acquisition Properties. As prescribed by the Financial Accounting Standards Board, the amounts shown are based on prices and costs at January 1, 2001, December 31, 2001 and March 28, 2002 and assume continuation of existing economic conditions. A discount factor of 10% was used to reflect the timing of future net cash flow. Extensive judgments are involved in estimating the timing of production and the costs that will be incurred throughout the remaining lives of the fields. Accordingly, the estimates of future net cash flows from proved reserves and the present value thereof may not be materially correct when judged against actual subsequent results. Further, since prices and costs do not remain static, and no price or cost changes have been considered, and future production and development costs are estimates to be incurred in developing and producing the estimated proved oil and gas reserves, the results are not necessarily indicative of the fair market value of estimated proved reserves, and the results may not be comparable to estimates disclosed by other oil and gas producers.

	As of	As of	As of
	January 1,	December 31,	March 28,
	2001	2001	2002

	(in thousands)
Future cash inflows	$271,837	$216,477	$211,872
Future productions costs	(57,890)	(48,310)	(47,108)
Future development costs	(27,279)	(27,279)	(27,279)

Future net cash flows	$186,668	$140,888	$137,485
10% annual discount for estimating timing of cash flows	(49,102)	(37,003)	(36,110)

Standardized Measure (before income taxes) of discontinued future net cash flows relating to proved oil and gas reserves	$137,566	$103,885	$101,375

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Bill Barrett Corporation:

       We have audited the accompanying statement of revenues and direct operating expenses (the Statement) of the oil and natural gas properties and gathering assets (the Wind River, Powder River and Williston Basin Acquisition Properties) acquired from Intoil, Inc. by Bill Barrett Corporation (Barrett), for the period from January 1, 2002 through December 15, 2002. The Statement is the responsibility of Barrett’s management. Our responsibility is to express an opinion on the Statement based on our audit.

       We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       The accompanying Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete presentation of revenues and expenses of the Wind River, Powder River and Williston Basin Acquisition Properties.

       In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Wind River, Powder River and Williston Basin Acquisition Properties for the period from January 1, 2002 through December 15, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado

March 14, 2003

BILL BARRETT CORPORATION

STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

OF THE WIND RIVER, POWDER RIVER AND WILLISTON BASIN ACQUISITION PROPERTIES

For the
Period from
January 1,
2002 through
December 15,
2002

(in thousands)
Revenues:
Oil and gas sales	$16,411
Gathering	456

Total revenues	16,867

Direct operating expenses:
Lease operating expense	4,975
Gathering expense	417

Total direct operating expenses	5,392

Revenues in excess of direct operating expenses	$11,475

See accompanying notes to statement of revenues and direct operating expenses of the

Wind River, Powder River and Williston Basin Acquisition Properties.

BILL BARRETT CORPORATION

NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES OF THE WIND RIVER, POWDER RIVER AND WILLISTON BASIN ACQUISITION PROPERTIES

For the Period from January 1, 2002 through December 15, 2002

(1)	Basis of Presentation

       On December 16, 2002, Bill Barrett Corporation (the “Company”) completed its acquisition of certain oil and natural gas properties and gathering assets located in Wyoming, Montana, North Dakota, Nebraska, Texas, Oklahoma, Utah, New Mexico, and Ohio, (the Wind River, Powder River and Williston Basin Acquisition Properties) from Intoil, Inc. (Intoil).

       The accompanying statement of revenues and direct operating expenses was derived from the historical accounting records of Intoil and reflect the revenues and direct operating expenses of the Wind River, Powder River and Williston Basin Acquisition Properties. Such amounts may not be representative of future operations. The statement does not include depreciation, depletion and amortization, general and administrative expenses, income taxes or interest expense as these costs may not be comparable to the expenses expected to be incurred by Barrett on a prospective basis.

(2)	Supplemental Oil and Gas Reserve Information (Unaudited)

       Supplemental oil and natural gas reserve information related to the Wind River, Powder River and Williston Basin Acquisition Properties is reported in compliance with Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities (FAS 69). Net proved oil and natural gas reserves of the Wind River, Powder River and Williston Basin Acquisition Properties and the standardized measure of discounted future net cash flows related to those reserves were prepared by Barrett as of and for the period ended December 15, 2002.

(a)	Estimated Net Quantities of Oil and Gas Reserves Attributed to the Wind River, Powder River and Williston Basin Acquisition Properties

       Proved reserves are estimated quantities of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

       The following table presents the estimated remaining net proved and proved developed oil and gas reserves attributable to the Wind River, Powder River and Williston Basin Acquisition Properties at January 1, 2002 and December 15, 2002, along with a summary of changes in the quantities of net remaining proved reserves during the period ended December 15, 2002.

	Crude Oil	Natural Gas

	(MBbl)	(MMcf)
Estimated total proved reserves:
January 1, 2002	3,796	44,769
Net change in estimated reserve quantities	89	(3,077)
Production	(340)	(3,919)

December 15, 2002	3,545	37,773

Estimated proved developed reserves:
January 1, 2002	2,693	26,587
December 15, 2002	2,614	32,347

BILL BARRETT CORPORATION

NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES OF THE WIND RIVER, POWDER RIVER AND WILLISTON BASIN ACQUISITION PROPERTIES — (Continued)

(b)	Standardized Measures of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

       In computing the Standardized Measure, future cash inflows were estimated by applying period-end oil and natural gas prices to the estimated future production of period-end proved reserves. The prices used for the December 15, 2002 calculation were $29.14 per barrel of oil and $3.28 per Mcf of gas. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has not been considered as the Wind River, Powder River and Williston Basin Acquisition Properties are not a tax paying entity. FAS 69 requires the use of a 10% discount rate.

       Information with respect to the standardized measure of discounted future net cash flows for the Wind River, Powder River and Williston Basin Acquisition Properties at January 1, 2002 and December 15, 2002 is as follows:

	As of	As of
	January 1,	December 15,
	2002	2002

	(in thousands)
Future oil and gas sales	$172,898	$227,316
Future production costs	(60,227)	(69,795)
Future development costs	(31,792)	(21,301)

Future net cash flows	$80,879	$136,220
10% annual discount for estimated timing of cash flows	(25,154)	(46,537)

Standardized measure (before income taxes) of discounted future net cash flows relating to proved oil and gas reserves	$55,725	$89,683

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bill Barrett Corporation:

       We have audited the accompanying statements of revenues and direct operating expenses of the properties (the “Piceance Basin Acquisition Properties”) acquired by Bill Barrett Corporation (the “Company”) from Calpine Corporation and Calpine Natural Gas L.P. for the years ended December 31, 2002 and 2003. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

       The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 to the statements and are not intended to be a complete presentation of the Company’s interests in the properties described above.

       In our opinion, the Statements referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Piceance Basin Acquisition Properties for the years ended December 31, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Denver, Colorado

September 21, 2004

BILL BARRETT CORPORATION

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF THE PICEANCE BASIN ACQUISITION PROPERTIES

	Year Ended		Six Months
	December 31,		Ended June 30,

	2002	2003	2003	2004

			(unaudited)

	(in thousands)
Revenues — Oil and gas sales	$8,544	$14,866	$6,934	$9,860
Direct operating expenses:
Lease operating expense	1,053	1,357	654	799
Production and ad valorem taxes	415	963	392	459
Gathering, transportation, and marketing expense	62	136	62	82

Total direct operating expenses	1,530	2,456	1,108	1,340

Revenues in excess of direct operating expenses	$7,014	$12,410	$5,826	$8,520

See accompanying notes to statements of revenues and direct operating expenses of the Piceance Basin Acquisition Properties

BILL BARRETT CORPORATION

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF THE PICEANCE BASIN ACQUISITION PROPERTIES
For the Years Ended December 31, 2002 and 2003 and for the Six Month Periods
Ended June 30, 2003 and 2004 (Unaudited)

(1)     Basis of Presentation

       On September 1, 2004, Bill Barrett Corporation (the “Company”) completed its acquisition of certain oil and natural gas properties and gathering assets located in Colorado (the “Piceance Basin Acquisition Properties”) from Calpine Corporation and Calpine Natural Gas L.P. (collectively, “Calpine”).

       The accompanying statements of revenues and direct operating expenses were derived from the historical accounting records of Calpine and reflect the revenues and direct operating expenses of the Piceance Basin Acquisition Properties. Such amounts may not be representative of future operations. The statements do not include depreciation, depletion and amortization, general and administrative expenses, income taxes or interest expense as these costs may not be comparable to the expenses expected to be incurred by the Company on a prospective basis.

       The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions regarding certain types of revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

       Beginning in April 2002, all of the oil and natural gas production was purchased by a subsidiary of Calpine, which totaled $6.1 million and $14.9 million for the years ended December 31, 2002 and 2003, respectively, and $6.9 million and $9.9 million for the six months ended June 30, 2003 and 2004, respectively (unaudited). Additionally, a marketing fee was also paid to a subsidiary of Calpine, which totaled $61,000 and $136,000 for the years ended December 31, 2002 and 2003, respectively, and $62,000 and $82,000 for the six month periods ended June 30, 2003 and 2004 (unaudited).

       Historical financial information reflecting financial position, results of operations and cash flows of the Piceance Basin Acquisition Properties are not presented as such information is not available on an individual property basis and not meaningful to the Piceance Basin Acquisition Properties. Accordingly, the historical statements of revenues and direct operating expenses have been presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission Regulation S-X.

(2)	Supplemental Oil and Gas Reserve Information (Unaudited)

       Supplemental oil and natural gas reserve information related to the Piceance Basin Acquisition Properties is reported in compliance with Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities (FAS 69). Net proved oil and natural gas reserves of the Piceance Basin Acquisition Properties were prepared by Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm, for Calpine as of December 31, 2001, 2002 and 2003. The standardized measure of discounted future net cash flows related to those reserves were prepared by the Company as of and for the years ended December 31, 2002 and 2003.

(a)	Estimated Net Quantities of Oil and Gas Reserves Attributed to the Piceance Basin Acquisition Properties

       Proved reserves are estimated quantities of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known

BILL BARRETT CORPORATION

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF THE PICEANCE BASIN ACQUISITION PROPERTIES — (Continued)

reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

       The following table presents the estimated remaining net proved and proved developed oil and gas reserves attributable to the Piceance Basin Acquisition Properties at December 31, 2002 and 2003, along with a summary of changes in the quantities of net remaining proved reserves during the years ended December 31, 2002 and 2003.

	Crude Oil	Natural Gas

	(MBbl)	(MMcf)
Estimated total proved reserves:
January 1, 2002	263	48,281
Net change in estimated reserve quantities	59	7,754
Production	(22)	(3,588)

Balance December 31, 2002	300	52,447
Net change in estimated reserve quantities	14	2,475
Production	(22)	(3,051)

Balance December 31, 2003	292	51,871

Estimated proved developed reserves:
December 31, 2002	201	31,685
December 31, 2003	187	31,083

(b)	Standardized Measures of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

       In computing the Standardized Measure, future cash inflows were estimated by applying period-end oil and natural gas prices to the estimated future production of period-end proved reserves. The prices used for the December 31, 2002 and 2003 calculations were $29.48 and $29.25 per barrel of oil and $4.17 and $6.74 per Mcf of gas, respectively. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has not been considered as the Piceance Basin Acquisition Properties are not a tax paying entity. FAS 69 requires the use of a 10% discount rate.

BILL BARRETT CORPORATION

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF THE PICEANCE BASIN ACQUISITION PROPERTIES — (Continued)

       Information with respect to the standardized measure of discounted future net cash flows for the Piceance Basin Acquisition Properties at December 31, 2002 and 2003 is as follows:

	As of	As of
	December 31,	December 31,
	2002	2003

	(in thousands)
Future oil and gas sales	$227,276	$358,333
Future production costs	(61,998)	(93,979)
Future development costs	(26,305)	(31,193)

Future net cash flows	$138,973	$233,161
10% annual discount for estimated timing of cash flows	(72,753)	(118,045)

Standardized measure (before income taxes) of discounted future net cash flows relating to proved oil and gas reserves	$66,220	$115,116

BILL BARRETT CORPORATION

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

       On September 1, 2004, Bill Barrett Corporation (the “Company”) completed and recorded its acquisition of certain oil and natural gas properties and related assets located in Colorado (the “Piceance Basin Acquisition Properties”) from Calpine Corporation and Calpine Natural Gas L.P. (collectively, “Calpine”). The cash purchase price was $139.8 million subject to closing adjustments, including adjustment for revenues in excess of direct operating expenses from the July 1, 2004 effective date through August 31, 2004.

       The following unaudited pro forma financial information shows the pro forma effect of the acquisition of the Piceance Basin Acquisition Properties. The unaudited pro forma statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 were prepared as if such acquisition had occurred at January 1, 2003. The operating results of Piceance Basin Acquisition Properties for the month of September 2004 are included in the Company’s historical statement of operations for the nine months ended September 30, 2004.

       The pro forma financial information includes the effects of the following financing transactions that occurred concurrently with the acquisition:

•	The Company entered into an unsecured subordinated $150 million bridge loan; and

•	The Company amended its existing credit facility to increase the borrowing base to $200 million from $150 million and to allow for incurrence of unsecured debt.

       The Company believes the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to such transactions.

       The following unaudited pro forma financial statements do not purport to represent what the Company’s results of operations would have been if such acquisition had occurred on such dates. These unaudited pro forma financial statements should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company elsewhere in this prospectus.

BILL BARRETT CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

		Piceance
		Basin	Pro Forma		Pro Forma
	Bill Barrett	Acquisition	Adjustments		As Adjusted
	Corporation	Properties	(note 2)		(note 2)

	(as restated)

	(in thousands, except per share amounts)
Revenues:
Oil and gas production	$75,252	$14,866	$—		$90,118
Other	184	—	—		184

Total revenues	$75,436	$14,866			$90,302
Operating Expenses:
Lease operating expense	8,462	1,357	—		9,819
Gathering and transportation expense	3,646	136	—		3,782
Production tax expense	9,815	963	—		10,778
Exploration expense	6,134	—	—		6,134
Impairment expense	1,795	—	—		1,795
Depreciation, depletion and amortization	30,724	—	5,014	(a)	35,738
General and administrative	14,213	—	—		14,213
Non-cash stock-based compensation expense	3,637	—	—		3,637

Total operating expenses	$78,426	$2,456	$5,014		$85,896

Operating (loss) income	$(2,990)	$12,410	$(5,014)		$4,406
Other Income and Expense:
Interest income	123	—	—		123
Interest expense	(1,431)	—	(7,540	) (b)	(8,971)

Total other income and expenses	$(1,308)	$—	$(7,540)		$(8,848)

(Loss) Income before Income Taxes	(4,298)	12,410	(12,554)		(4,442)
Benefit from Income Taxes	320	—	52		372

Net (Loss) Income	$(3,978)	$12,410	$(12,502)		$(4,070)
Less cumulative dividends on preferred stock	(12,682)	—	—		(12,682)

Net (Loss) Income attributable to common stock	$(16,660)	$12,410	$(12,502)		$(16,752)

Net Loss Per Common Share:
Basic
Loss Per Common Share Attributable to Common Stockholders	$(4.16)				$(4.18	)(d)

Diluted
Loss Per Common Share Attributable to Common Stockholders	$(4.16)				$(4.18	)(d)

The accompanying notes to the unaudited pro forma financial statements are an integral part of these statements.

BILL BARRETT CORPORATION

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2004

		Piceance
		Basin	Pro Forma		Pro Forma
	Bill Barrett	Acquisition	Adjustments		As Adjusted
	Corporation	Properties	(note 2)		(note 2)

	(in thousands, except per share amounts)
Revenues:
Oil and gas production	$118,873	$12,291	$—		$131,164
Other	2,642	—	—		2,642

Total revenues	$121,515	$12,291	—		$133,806
Operating Expenses:
Lease operating expense	11,009	1,126	—		12,135
Gathering and transportation expense	4,091	92	—		4,183
Production tax expense	14,784	624	—		15,408
Exploration expense	17,169	—	—		17,169
Depreciation, depletion and amortization	48,720	—	3,480	(a)	52,200
General and administrative	12,685	—	—		12,685
Non-cash stock-based compensation expense	2,564	—	—		2,564

Total operating expenses	$111,022	$1,842	$3,480		$116,344

Operating income	$10,493	$10,449	$(3,480)		$17,462
Other Income and Expense:
Interest income	231	—	—		231
Interest expense	(3,389)	—	(5,038	)(b)	(8,427)

Total other income and expenses	$(3,158)	$—	$(5,038)		$(8,196)

Income before Income Taxes	7,335	10,449	(8,518)		9,266
Provision for Income Taxes	(3,503)	—	(714	)(c)	(4,217)

Net Income (Loss)	$3,832	$10,449	$(9,232)		$5,049
Less cumulative dividends on preferred stock	(14,387)	—	—		(14,387)

Net (Loss) Income attributable to common stock	$(10,555)	$10,449	$(9,232)		$(9,338)

Net Loss Per Common Share:
Basic
Loss Per Common Share Attributable to Common Stockholders	$(1.56)	—	—		$(1.38	)(d)

Diluted
Loss Per Common Share Attributable to Common Stockholders	$(1.56)	—	—		$(1.38	)(d)

The accompanying notes to the unaudited pro forma financial statements are an integral part of these statements.

BILL BARRETT CORPORATION

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

       The accompanying unaudited pro forma statements of operations present the pro forma effects of the acquisition of the Piceance Basin Acquisition Properties and related transactions. The unaudited pro forma statements of operations for the year ended December 31, 2003 and nine months ended September 30, 2004 assume the acquisition and related transactions occurred on January 1, 2003. The acquisition has been accounted for as a purchase.

Note 2 —	Pro Forma Adjustments to Statements of Operations

       The following pro forma adjustments have been made to the statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 (amounts in thousands):

(a)	To record additional depletion expense of $5.0 million and $3.5 million for the year ended December 31, 2003 and the nine-month period ended September 30, 2004, respectively, under the successful efforts method of accounting, resulting in a rate of $1.58 per mcfe.

(b)	To record interest expense based on borrowings to fund the acquisition. An annual interest rate of 5.2% was used to calculate the pro forma adjustment during the year ended December 31, 2003 and the nine month period ended September 30, 2004, respectively, which was based upon the historical average of one month LIBOR for each respective period plus the initial 4.0% margin specified in the bridge loan agreement. The pro forma interest expense was calculated as follows (amounts in thousands):

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

Bridge loan	$150,000	$150,000
Less pro forma payment to existing credit facility	5,000	5,000
Incremental borrowings	$145,000	$145,000
Average annual interest rate	5.20%	5.21%
Incremental interest expense, annual basis	7,540	7,557
Adjusted for the nine month period	—	(1,889)

Pro Forma adjustment	$7,540	$(5,668)

Each 0.125% change in the interest rate would affect pre tax operations by $181,000 per year.

BILL BARRETT CORPORATION

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

(c)	To record income taxes resulting from pro forma pretax income based on the Company’s effective tax rates for the year ended December 31, 2003 and for the nine months ended September 30, 2004 as follows (amounts in thousands):

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

Pro forma (loss) income before income taxes	$(4,442)	$9,266
Non-deductible stock-based compensation expense	3,487	2,132

Pro forma (loss) income subject to income taxes	$(955)	$11,398
Effective tax rate	39%	37%
Benefit from (provision for) income taxes	$372	$(4,217)
Historical benefit from (provision for) income taxes	320	(3,503)

Pro forma adjustment	$(52)	$(714)

(d)	To record pro forma earnings per common share as follows (amounts in thousands, except per share amounts):

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

Pro forma (loss) income	$(4,070)	$5,049
Less cumulative dividends on preferred stock	(12,682)	(14,387)

Pro forma loss to be allocated	$(16,752)	$(9,338)
Adjustments to pro forma net loss for dilution	n/a	n/a

Pro forma net loss adjusted for the effect of dilution	$(16,752)	$(9,338)
Basic weighted-average common shares outstanding in period	4,003	6,772
Add dilutive effects of stock options	—	—
Add dilutive effects of common stock subject to restrictions	—	—
Diluted weighted-average common shares outstanding in period	4,003	6,772
Pro forma basic loss per common share	$(4.18)	$(1.38)
Pro forma diluted loss per common share	$(4.18)	$(1.38)

Appendix A

GLOSSARY OF OIL AND NATURAL GAS TERMS

       The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.

       3-D seismic. Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

       AMI. Area of mutual interest.

       Basin-centered gas. A regional abnormally-pressured, gas-saturated accumulation in low-permeability reservoirs lacking a down-dip water contact.

       Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

       Bbl/d. One Bbl per day.

       Bcf. Billion cubic feet of natural gas.

       Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

       Biogenic gas. Bacteria-generated natural gas usually found at depths of a few hundred to a few thousand feet because it is formed at the low temperatures that accompany the shallow burial and rarely is generated at depths greater that 3,000 feet.

       Boe. Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

       Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

       Coalbed methane (CBM). Natural gas formed as a byproduct of the coal formation process, which is trapped in coal seams and produced by non-traditional means.

       Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

       Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

       Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

       Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

       Discontinuous lenticular sands. Sandstone reservoirs that have a limited aerial extent. In general these types of sandstones will be encountered by separate wellbores infrequently in a given area depending on well density. By comparison, a continuous or blanket sandstone may be encountered repeatedly by multiple wellbores in a given area.

       Down-dip. The occurrence of a formation at a lower elevation than a nearby area.

       Drill-to-earn. The process of earning an interest in leasehold acreage by drilling a well pursuant to a farm-in or exploration agreement.

       Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

       Environmental Assessment (EA). An environmental assessment, a study that can be required pursuant to federal law prior to drilling a well.

       Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

       Farm-in or farm-out. An agreement under which the owner of a working interest in a natural gas and oil lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a “farm-in” while the interest transferred by the assignor is a “farm-out”.

       Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

       Finding and Development Costs. Capital costs incurred in the acquisition, exploitation and exploration of proved oil and natural gas reserves divided by proved reserve additions and revisions to proved reserves.

       Fractured shale gas. Gas that is present in fractures in a formation consisting mostly of shale.

       Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

       Horizontal re-entry well. A new well in which a pre-existing wellbore is used as the starting point of a new horizontal borehole. Drilling a horizontal re-entry well typically involves milling a hole in the casing of the pre-existing wellbore and drilling hundreds or thousands of feet from the pre-existing wellbore.

       Identified drilling locations. Total gross locations specifically identified and scheduled by management as an estimation of the Company’s multi-year drilling activities on existing acreage. The Company’s actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.

       Infill drilling. The drilling of wells between established producing wells on a lease to increase reserves or productive capacity from the reservoir.

       MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.

       Mcf. Thousand cubic feet of natural gas.

       Mcf/d. One Mcf per day.

       Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

       MMBbls. Million barrels of crude oil or other liquid hydrocarbons.

       MMboe. One million barrels of oil equivalent.

       MMBtu. Million British Thermal Units.

       MMcf. Million cubic feet of natural gas.

       MMcf/d. One MMcf per day.

       MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

       MMcfe/d. One MMcfe per day.

       Net acres or net wells. The sum of the fractional working interest owned in gross acres or gross wells, as the case may be.

       Overpressured. A subsurface formation that exerts an abnormally high formation pressure on a wellbore drilled into it.

       PDNP. Proved developed nonproducing.

       PDP. Proved developed producing.

       Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

       PUD. Proved undeveloped.

       Present value of future net revenues (PV-10). The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, of proved reserves calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

       Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

       Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

       Proved developed reserves (PDP). Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

       Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

       Proved undeveloped reserves (PUD). Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

       PV-10. Present value of future net revenues.

       Recompletion. The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

       Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

       Standardized Measure. The present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and future income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized Measure differs from PV-10 because Standardized Measure includes the effect of future income taxes.

       Stratigraphic play. An oil or natural gas formation contained within an area created by permeability and porosity changes characteristic of the alternating rock layer that result from the sedimentation process.

       Structural play. An oil or natural gas formation contained within an area created by earth movements that deform or rupture (such as folding or faulting) rock strata.

       Tight gas sands. A formation with low permeability that produces natural gas with very low flow rates for long periods of time.

       Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

       Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

Appendix B

REPORT OF RYDER SCOTT COMPANY, L.P.,

INDEPENDENT PETROLEUM ENGINEERS

February 2, 2004

Bill Barrett Corporation

1099 18th Street, Suite 2300
Denver, Colorado 80202

Attention: Ms. Lynn Boone Henry

       Pursuant to your request, we have reviewed your estimates of the net proved reserves attributable to certain interests of the Bill Barrett Corporation (referred to herein as the “Company”) as of December 31, 2003. This review consisted of approximately 227 producing and non-producing wells, and includes reserves attributable to certain behind pipe zones and undeveloped locations, which were evaluated by the reservoir engineering staff of the Bill Barrett Corporation. The subject properties are located in the States of Montana, North Dakota, Utah, and Wyoming. Based on your reserve estimates, the proved net reserves reviewed by Ryder Scott Company, L.P. as of December 31, 2003 is presented below.

	Reviewed Proved Net
	Reserves Prepared by the
	Bill Barrett Corporation
	As of December 31, 2003

	Liquid, MBBLS	Gas, MMCF

Developed	2,863	93,551
Undeveloped	720	50,970

Total Proved	3,583	144,521

       In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated would be within 10 percent of those estimated by Ryder Scott Company, L.P. However, on a well by well comparison, differences of greater than 10 percent may exist.

       Because of the direct relationship between quantities of proved undeveloped reserves and development plans, we have included in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. Ryder Scott Company has been assured by the management of Bill Barrett Corporation that all the proved undeveloped locations reviewed by Ryder Scott Company meet the state regulatory spacing requirements, and that these locations have been included in their future drilling budget. As with all reserves estimates, future development and performance data, as well as changes in the market prices of oil, condensate and gas may necessitate significant revisions in the estimates of reserves prepared at a future date for these wells and undeveloped locations.

Proved Reserves (SEC Definitions)

       Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data

Bill Barrett Corporation
February 2, 2004

demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil sales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped

Bill Barrett Corporation
February 2, 2004

reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

       The Company has interests in certain tracts which have substantial additional hydrocarbon quantities that cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs, which in all likelihood will result in the reclassification of significant additional quantities to the proved category.

       Our reserve estimates are based upon a detailed study of the properties in which the Company has interests; however, we have not made any field examination of the properties. The Company informed us that it has furnished us all of the accounts, records, production data, geological and engineering data and reports, and other data as were required for our investigation. The ownership interests, prices, lease operating and development costs, and other factual data furnished to us in connection with our investigation were accepted as represented.

       Ryder Scott Company, L.P. performed the reserve analyses and generated the projection of future production for the interests evaluated. However, at the request of Bill Barrett Corporation, the economic analyses were performed on Landmark Graphics Corporation’s economic program “Advanced Reserves and Information Evaluation System (“ARIES-WINDOWS”). Ryder Scott has confirmed that the input data used for scheduling the production were correct. However, the internal calculations of this program were accepted without verification. We performed such tests and procedures, as we considered necessary under the circumstances to render the conclusions set forth herein.

       Neither Ryder Scott Company, L.P. nor any of its employees has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

Very truly yours,

RYDER SCOTT COMPANY, L. P.

/s/ GARY KRIEGER, P.E.

Gary Krieger, P. E.
Senior Vice President

REPORT OF RYDER SCOTT COMPANY, L.P.,

INDEPENDENT PETROLEUM ENGINEERS

July 2, 2004

Bill Barrett Corporation

1099 18th Street, Suite 2300
Denver, Colorado 80202

Attention: Ms. Lynn Boone Henry

      Pursuant to your request, we have reviewed your estimates of the net proved reserves attributable to certain interests of the Bill Barrett Corporation (referred to herein as the “Company”) as of June 30, 2004. This review consisted of approximately 242 producing wells, and includes reserves attributable to certain shut-in wells, behind pipe zones and undeveloped locations, which were evaluated by the reservoir engineering staff of the Bill Barrett Corporation. The subject properties are located in the States of Montana, North Dakota, Utah, and Wyoming. Based on your reserve estimates, the proved net reserves reviewed by Ryder Scott Company, L.P. as of June 30, 2004 is presented below.

	Reviewed Proved Net
	Reserves Prepared by the
	Bill Barrett Corporation
	As of June 30, 2904

	Liquid, MBBLS	Gas, MMCF

Developed	3,331	92,937
Undeveloped	849	50,417

Total Proved	4,180	143,354

      In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgement, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated by Ryder Scott Company, L.P., would be within 10 percent of those estimated by the Company. However, on a well by well comparison, differences of greater than 10 percent may exist.

       Because of the direct relationship between quantities of proved undeveloped reserves and development plans, we have included in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. Ryder Scott Company has been assured by the management of Bill Barrett Corporation that all the proved undeveloped locations reviewed by Ryder Scott Company meet the state regulatory spacing requirements, and that these locations have been included in their future drilling budget. As with all reserves estimates, future development and performance data, as well as changes in the market prices of oil, condensate and gas may necessitate significant revisions in the estimates of reserves prepared at a future date for these wells and undeveloped locations.

Proved Reserves (SEC Definitions)

       Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

Proved Oil and Gas Reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the

Bill Barrett Corporation
July 2, 2004

date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other

Bill Barrett Corporation
July 2, 2004

improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

       The Company has interests in certain tracts which have substantial additional hydrocarbon quantities that cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs, which in all likelihood will result in the reclassification of significant additional quantities to the proved category.

       Our reserve estimates are based upon a detailed study of the properties in which the Company has interests; however, we have not made any field examination of the properties. The Company informed us that it has furnished us all of the accounts, records, production data, geological and engineering data and reports, and other data as were required for our investigation. The ownership interests, prices, lease operating and development costs, and other factual data furnished to us in connection with our investigation were accepted as represented.

       Ryder Scott Company, L.P. performed the reserve analyses and generated the projection of future production for the interests evaluated. However, at the request of Bill Barrett Corporation, the economic analyses were performed on Landmark Graphics Corporation’s economic program “Advanced Reserves and Information Evaluation System (“ARIES-WINDOWS”). Ryder Scott has confirmed that the input data used for scheduling the production were correct. However, the internal calculations of this program were accepted without verification. We performed such tests and procedures, as we considered necessary under the circumstances to render the conclusions set forth herein.

       Neither Ryder Scott Company, L.P. nor any of its employees has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

Very truly yours,

RYDER SCOTT COMPANY, L. P.

/s/ GARY KRIEGER, P. E.

Gary Krieger, P. E.
Senior Vice President

REPORT OF RYDER SCOTT COMPANY, L.P.

INDEPENDENT PETROLEUM ENGINEERS

September 9, 2004

Bill Barrett Corporation

1099 18th Street, Suite 2300
Denver, Colorado 80202

Attention: Ms. Lynn Boone Henry

       Pursuant to your request, we have reviewed your estimates of the net proved reserves attributable to certain interests of the Bill Barrett Corporation (referred to herein as the “Company”) as of September 1, 2004, in the Gibson Gulch Field, Garfield County, Colorado. This review consisted of approximately 88 producing wells, and includes reserves attributable to certain shut-in wells, behind pipe zones and undeveloped locations, which were evaluated by the reservoir engineering staff of the Bill Barrett Corporation. The subject properties are located in the State of Colorado. Based on your reserve estimates, the proved net reserves reviewed by Ryder Scott Company, L.P. as of September 1, 2004 is presented below.

	Reviewed Proved Net
	Reserves Prepared by the
	Bill Barrett Corporation
	As of September 1, 2004

	Liquid, MBBLS	Gas, MMCF

Developed	116	29,381
Undeveloped	79	15,868

Total Proved	195	45,249

       In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgement, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net reserves estimated by Ryder Scott Company, L.P., would be within 10 percent of those estimated by the Company. However, on a well by well comparison, differences of greater than 10 percent may exist.

       Because of the direct relationship between quantities of proved undeveloped reserves and development plans, we have included in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. Ryder Scott Company has been assured by the management of Bill Barrett Corporation that all the proved undeveloped locations reviewed by Ryder Scott Company meet the state regulatory spacing requirements, and that these locations have been included in their future drilling budget. As with all reserves estimates, future development and performance data, as well as changes in the market prices of oil, condensate and gas may necessitate significant revisions in the estimates of reserves prepared at a future date for these wells and undeveloped locations.

Proved Reserves (SEC Definitions)

       Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

       Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices

Bill Barrett Corporation
September 9, 2004

include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

       Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

       Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Bill Barrett Corporation
September 9, 2004

       The Company has interests in certain tracts which have substantial additional hydrocarbon quantities that cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs, which in all likelihood will result in the reclassification of significant additional quantities to the proved category.

       Our reserve estimates are based upon a detailed study of the properties in which the Company has interests; however, we have not made any field examination of the properties. The Company informed us that it has furnished us all of the accounts, records, production data, geological and engineering data and reports, and other data as were required for our investigation. The ownership interests, prices, lease operating and development costs, and other factual data furnished to us in connection with our investigation were accepted as represented.

       Ryder Scott Company, L.P. performed the reserve analyses and generated the projection of future production for the interests evaluated. However, at the request of Bill Barrett Corporation, the economic analyses were performed on Landmark Graphics Corporation’s economic program “Advanced Reserves and Information Evaluation System (“ARIES-WINDOWS”). Ryder Scott has confirmed that the input data used for scheduling the production were correct. However, the internal calculations of this program were accepted without verification. We performed such tests and procedures, as we considered necessary under the circumstances to render the conclusions set forth herein.

       Neither Ryder Scott Company, L.P. nor any of its employees has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

Very truly yours,

RYDER SCOTT COMPANY, L. P.

/s/ GARY KRIEGER, P.E.

Gary Krieger, P.E.
Senior Vice President

Appendix C

REPORT OF NETHERLAND, SEWELL & ASSOCIATES, INC.

INDEPENDENT PETROLEUM ENGINEERS

February 2, 2004

Ms. Lynn Boone Henry

Bill Barrett Corporation
Suite 2300
1099 Eighteenth Street
Denver, Colorado 80202

Dear Ms. Henry:

       In accordance with your request, we have audited the estimates prepared by Bill Barrett Corporation (Bill Barrett), as of December 31, 2003, of the proved reserves and future revenue to the Bill Barrett interest in certain oil and gas properties located in Oklahoma and Wyoming. These estimates are based on constant prices and costs as discussed in subsequent paragraphs of this letter. The following table sets forth Bill Barrett’s estimates of the proved reserves and future net revenue, as of December 31, 2003, for the audited properties.

	Net Reserves		Future Net Revenue ($)

	Oil	Gas		Present Worth
Category	(Barrels)	(MCF)	Total	at 10%

Proved Developed
Producing	303,117	10,023,868	36,475,723	29,192,395
Non-Producing	0	4,993,818	16,641,510	12,819,640
Proved Undeveloped	0	21,335,350	61,958,039	44,030,949

Total Proved (1)	303,117	36,353,039	115,075,250	86,042,984

(1)	Totals may not add due to rounding.

       The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

       When compared on a lease-by-lease basis, some of the estimates of Bill Barrett are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion, Bill Barrett’s estimates of proved oil and gas reserves and future revenue as shown herein and in certain computer printouts in our office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Bill Barrett in preparing the December 31, 2003 reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Bill Barrett.

       The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Bill Barrett’s estimates do not include probable or possible reserves which may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Bill Barrett Corporation
February 2, 2004

       Oil prices used by Bill Barrett are based on a December 31, 2003 NYMEX West Texas Intermediate price of $32.55 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Bill Barrett are based on a December 31, 2003 Colorado Interstate Gas spot market price of $5.58 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil and gas prices are held constant throughout the lives of the properties.

       Lease and well operating costs used by Bill Barrett are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties include direct lease and field level costs and Bill Barrett’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Bill Barrett’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.

       It should be understood that our audit does not constitute a complete reserve study of Bill Barrett’s oil and gas properties. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Bill Barrett with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our evaluation something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

       We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Bill Barrett Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

/s/ FREDERIC D. SEWELL

REPORT OF NETHERLAND, SEWELL & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

July 8, 2004

Ms. Lynn Boone Henry

Bill Barrett Corporation
Suite 2300
1099 Eighteenth Street
Denver, Colorado 80202

Dear Ms. Henry:

       In accordance with your request, we have audited the estimates prepared by Bill Barrett Corporation (Bill Barrett), as of June 30, 2004, of the proved reserves and future revenue to the Bill Barrett interest in certain oil and gas properties located in Oklahoma and Wyoming. These estimates are based on constant prices and costs as discussed in subsequent paragraphs of this letter. The following table sets forth Bill Barrett’s estimates of the proved reserves and future net revenue, as of June 30, 2004, for the audited properties.

	Net Reserves		Future Net Revenue($)

	Oil	Gas		Present Worth
Category	(Barrels)	(MCF)	Total	at 10%

Proved Developed
Producing	127,623	11,190,104	32,009,428	27,151,947
Non-Producing	0	8,537,802	23,337,717	18,866,164
Proved Undeveloped	0	20,003,061	42,196,523	29,101,510

Total Proved(1)	127,623	39,730,973	97,543,695	75,119,602

(1)	Totals may not add due to rounding.

       The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

       When compared on a lease-by-lease basis, some of the estimates of Bill Barrett are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion, Bill Barrett’s estimates of proved oil and gas reserves and future revenue as shown herein and in certain computer printouts in our office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Bill Barrett in preparing the June 30, 2004 reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Bill Barrett.

       The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Bill Barrett’s estimates do not include probable or possible reserves which may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

       Oil prices used by Bill Barrett are based on a June 30, 2004 West Texas Intermediate posted price of $33.75 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Bill Barrett are based on a June 30, 2004 Colorado Interstate Gas

Bill Barrett Corporation
July 8, 2004

spot market price of $4.82 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil and gas prices are held constant throughout the lives of the properties.

       Lease and well operating costs used by Bill Barrett are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties include direct lease and field level costs and Bill Barrett’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Bill Barrett’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.

       It should be understood that our audit does not constitute a complete reserve study of Bill Barrett’s oil and gas properties. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Bill Barrett with respect to ownership interest, oil and gas production, well test data, oil and gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our evaluation something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

       We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Bill Barrett Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ FREDERIC D. SEWELL, P. E.

Chairman and Chief Executive Officer

/s/ DAN PAUL SMITH, P. E.

Senior Vice President

Date Signed: July 8, 2004

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

12,000,000 Shares

Bill Barrett Corporation

Common Stock

Goldman, Sachs & Co.

JPMorgan
Lehman Brothers
Credit Suisse First Boston
Morgan Stanley
Petrie Parkman & Co.
First Albany Capital
Howard Weil Incorporated